
07084303

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007*
2. Letter to shareholders dated November 9, 2007
3. Offer to purchase and circular dated November 9, 2007
4. Letter of transmittal
5. Notice of guaranteed delivery

* Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.


MERCATOR MINERALS LTD.

November 9, 2007

Dear Shareholder of Tyler Resources Inc.:

On behalf of the Board of Directors and management of Mercator Minerals Ltd. ("**Mercator**"), we are pleased to send you our offer (the "**Offer**") to purchase all of the outstanding common shares (the "**Tyler Common Shares**") of Tyler Resources Inc. ("**Tyler**"). We believe that our Offer is attractive and we hope that you, like us, see the great benefits and opportunities in combining our companies to create a new mid-tier base metal producer by combining Mercator's Mineral Park copper and molybdenum production and growth in Arizona with Tyler's pipeline of exploration and potential development properties, including the Bahuerachi copper-zinc-moly-silver-gold resource base in Mexico.

Strategic Rationale for the Offer and Proposed Combination

Our board of directors believes that the successful completion of the Offer and the subsequent combination of Mercator and Tyler will result in value creation for shareholders of both Tyler and Mercator, offering the following direct and immediate benefits and opportunities to Tyler's existing shareholders:

- Mercator, a TSX-listed copper producer, is currently generating over US$2 million in operating cash flow per month from its Mineral Park SX/EW copper mine in Arizona
- Mercator expects to commence concentrate production from its Phase I mill expansion at Mineral Park in mid-2008, processing 25,000 tons per day of copper – molybdenum ore
- The Phase II mill expansion at Mineral Park is scheduled for completion in mid-2009, processing 50,000 tons per day of copper – molybdenum ore
- Mercator expects to exit 2009 with an annualized production rate of over 56 million pounds copper and 10.3 million pounds molybdenum
- Given current economic forecasts, the Mineral Park mine is expected to generate enough cash to fund the construction of most of Tyler's Bahuerachi project in Mexico with little or no additional equity dilution
- Mercator's management has a proven track record of mine development and operations and can bring that experience and expertise to bear on Tyler's Bahuerachi project
- Mercator's Offer of 0.113 common shares of Mercator per common share of Tyler represents an attractive premium to Tyler's share price, as described below
- Mercator made a friendly offer to Tyler, but the offer was rejected; however, Mercator believes that the compelling value offered by the combination should be brought to the attention of Tyler's shareholders, hence the Offer
- By accepting Mercator's all-share bid, Tyler shareholders will benefit from:
    - a significant increase in share value, based on Tyler's pre-bid share price and Mercator's current share price
    - exposure to current copper production and cash flow from Mineral Park
    - participation in the forecast rapid growth in copper production at Mineral Park
    - exposure to expected significant near-term molybdenum production at Mineral Park
    - exposure to a highly-experienced mine financing and mine building team
    - reduced risk in the development, financing and construction of Bahuerachi
    - the potential for development of Bahuerachi with little or no equity dilution

Details of the Offer

The Offer includes common shares of Tyler that may become outstanding after the date of the Offer but before the expiry time of the Offer upon exercise of stock options ("**Options**"), share purchase warrants ("**Warrants**") or other securities of Tyler that are convertible into or exchangeable or exercisable for common shares of Tyler, together with the associated rights (the "**SRP Rights**") issued under the shareholder rights plan of Tyler described under "Shareholder Rights Plan" in the accompanying Offer and Circular (collectively, the "**Shares**").

Under the Offer, eligible shareholders of Tyler will receive 0.113 of a common share of Mercator ("**Mercator Common Share**") for each Tyler Share. On October 18, 2007, the last trading day prior to the announcement of our intention to make the Offer, the closing price of the Tyler Common Shares on the TSX Venture Exchange (the "**TSXV**") was C$0.74 and the closing price of the Mercator Common Shares on the Toronto Stock Exchange (the "**TSX**") was C$9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was C$1.17 and the closing price of the Mercator Common Shares on the TSX was C$10.14. The Offer consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007, the last trading day prior to the announcement of the Offer, based on the closing price of the Mercator Common Shares on the TSX on October 18, 2007.

Certain U.S. shareholders are ineligible to receive Mercator Common Shares in the Offer and will instead receive the consideration described in the Offer and Circular provided in this package.

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007, unless the Offer is extended or withdrawn.

Creating a new mid-tier base metal producer

We believe that the Offer represents significant value to Tyler's shareholders by providing them with a significant premium to the price at which the Tyler Shares were trading prior to the announcement of the Offer, as well as the opportunity to participate in a new mid-tier base metal producer. The combined company offers a solid foundation of Mercator's operating SX/EW copper mine with expanding copper and molybdenum and Tyler's pipeline of development and exploration projects.

Well structured and financed

- The combined company is expected to have approximately 88 million common shares issued (approximately 100 million fully diluted common shares outstanding), assuming Mercator acquires all of the outstanding Shares under the Offer and assuming the conversion or exercise only of the currently outstanding Options, Warrants or other convertible securities of Tyler that have a conversion or exercise price of $1.00 or less per Tyler Common Share
- Mercator had a cash balance of approximately US$130 million as at June 30, 2007 and Tyler had a cash balance of approximately C$9.8 million as at April 30, 2007
- Mercator has current cash flow from operations of approximately US$2.2 million per month

Production growth through to 2009 and a long life

- Mercator's 2007 SX/EW copper production at the Mineral Park mine is forecast to be approximately 12 million pounds
- A copper – molybdenum production expansion project is underway at the Mineral Park mine
- Full capacity at the Mineral Park mine is forecast to be reached in 2009. Average annual production from the Mineral Park mine is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver, based on Mercator's technical report dated December 29, 2006
- The Mineral Park mine is expected to be in production for 25 years at full capacity

Experienced management to build the projects and continue exploration at Bahuerachi

- Mercator management brings strong mine development, financing and construction expertise
- Mercator brings strong expected cash flows to the combined company, which would have pro forma financial strength to support the build-out of Tyler's Bahuerachi project
- The exploration potential of Bahuerachi will be aggressively tested for several years while the projects are developed, constructed and operated

We encourage you to read the terms and conditions of our Offer and the additional information in the Offer and Circular provided in this package and if you have any questions contact **Georgeson Shareholder Communications Canada Inc. toll-free in North America at 1-888-605-8401**. To help you understand these formal documents, we also encourage you to consult with your financial advisor.

Once again, we ask you to consider our Offer and invite you to join us in the creation of a new mid-tier base metal producer.

Yours very truly,

"Mike Surratt"
President and Chief Executive Officer

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable Laws.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

November 9, 2007


MERCATOR MINERALS LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

TYLER RESOURCES INC.

on the basis of 0.113 Mercator common shares
(the "Offer Consideration")
for each common share of Tyler Resources Inc.

Mercator Minerals Ltd. (the "**Offeror**", "**Mercator**", "**we**" or "**us**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares ("**Tyler Common Shares**") of Tyler Resources Inc. ("**Tyler**"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time (as hereinafter defined) upon exercise of stock options ("**Options**"), share purchase warrants ("**Warrants**") or other securities of Tyler (other than SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for common shares of Tyler, together with the associated rights (the "**SRP Rights**") issued under the Shareholder Rights Plan of Tyler described under "Shareholder Rights Plan" in the accompanying Circular (collectively, the "**Shares**").

Each eligible holder of Shares (a "**Shareholder**") will receive the Offer Consideration (as hereinafter defined) in respect of all of the Shareholder's Shares deposited under the Offer, subject to adjustment for fractional shares. See Section 1 of the Offer.

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007, unless the Offer is extended or withdrawn (the "Expiry Time").

The Offer is subject to certain conditions which are described under "Conditions of the Offer" in Section 4 of the Offer including, without limitation, there having been validly deposited or tendered pursuant to the Offer, and not withdrawn, at the Expiry Time that number of Shares which constitutes at least 66 $^{2}/_{3}$% of the Shares outstanding, calculated on a fully diluted basis. Subject to applicable Law (as defined in the enclosed Offer), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or before the Expiry Time.

The Dealer Managers for the Offer are:

In Canada	*In the United States*
Jennings Capital Inc.	**Jennings Capital (USA) Inc.** **Empire Financial Group Inc.**

Any questions and requests for assistance may be directed to the Information Agent at Georgeson Shareholder Communications Canada Inc. at 1-888-605-8401 (North American Toll Free Number)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Mercator Common Shares (as hereinafter defined) offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "US Securities Act"), provided by Rule 802 thereunder. No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders (as hereinafter defined) who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

Mercator Common Shares issued to Tyler Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a US Securities Act restrictive legend, any Mercator Common Shares issued to you in exchange for such Shares shall also bear a US Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular (as hereinafter defined) have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Mercator Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be

made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

You should be aware that the Offeror may, subject to compliance with applicable Laws, purchase Shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

The Mercator Common Shares are listed on the Toronto Stock Exchange ("**TSX**") under the symbol "ML". The Tyler Common Shares are listed on the TSX Venture Exchange ("**TSXV**") under the stock symbol "TYS".

On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74 and the closing price of the Mercator Common Shares on the TSX was $9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17 and the closing price of the Mercator Common Shares on the TSX was $10.14. The Offer Consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007, based on the closing price of the Mercator Common Shares on the TSX on October 18, 2007. Based on the volume weighted average price of the Mercator Common Shares on the TSX for the 20 trading days ending October 18, 2007, the Offer Consideration represents a premium of approximately 35% over (i) the closing price of the Tyler Common Shares on the TSXV on October 18, 2007 and (ii) the volume weighted average price of the Tyler Common Shares on the TSXV for the 20 trading days ending October 18, 2007.

For a discussion of risks and uncertainties to consider in assessing the Offer, see "Business Combination Risks" in Section 7 of the Circular and the risks described in the Offeror's Annual Information Form for the year ended December 31, 2006, which is incorporated by reference in the Offer and Circular.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on yellow paper) (the "**Letter of Transmittal**") or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares and all other required documents, with Computershare Investor Services Inc. (the "**Depositary**"), at one of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer using the accompanying notice of guaranteed delivery (the "**Notice of Guaranteed Delivery**") (printed on pink paper) or a facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

Questions and requests for assistance may be directed to the Dealer Managers, the Depositary and Georgeson (the "**Information Agent**"). Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular, including the Schedules attached hereto, the pro forma consolidated financial statements of the Offeror and some of the information incorporated by reference in this Offer and Circular, contains "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws, including concerning the proposed transaction and the business, operations and financial performance and condition of the Offeror and

Tyler (together, the "**Combined Company**") and estimated production, costs and mine life of the various mineral projects of the Offeror or Tyler. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that the Offeror will be successful in acquiring 100% of the outstanding Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of the Offeror and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, less than 100% of the outstanding Shares being acquired under the Offer, the Mercator Common Shares issued in connection with the Offer having a market value lower than expected, the businesses of the Offeror and Tyler not being integrated successfully or such integration may be more difficult, time-consuming and costly than expected and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See "Strategic Rationale" in Section 4 of the Circular, "Purpose of the Offer" in Section 5 of the Circular, "Plans for Tyler" in Section 6 of the Circular and "Business Combination Risks" in Section 7 of the Circular as well as those risk factors discussed or referred to in the annual Management's Discussion and Analysis and Annual Information Form for the Offeror and the annual Management's Discussion and Analysis for Tyler filed with certain securities regulatory authorities in Canada and available under each of the company's respective profiles on the SEDAR website at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Offeror and the combination of the Offeror and Tyler. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

Although the Offeror has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Offeror undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Tyler are derived from Tyler's publicly filed reports.

INFORMATION CONCERNING TYLER

Except as otherwise indicated, the information concerning Tyler contained in this Offer and Circular has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Tyler has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Tyler contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Tyler taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tyler's financial statements, or for any failure by Tyler to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Tyler. Mercator has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Tyler's publicly available documents or records or whether there has been any failure by Tyler to disclose events that may have occurred or may affect the significance or accuracy of any information.

In Tyler's September 27, 2007 press release, Tyler advised that "[a] copy of the IMC [as defined herein] PEA [as defined herein] executive summary will be available on the Tyler website shortly outlining the details of the pricing and cost assumptions inputs, calculations, metal recovery assumptions and mining phases used in this first economic evaluation of the Bahuerachi Deposit's potential. A full report of the PEA study as per the requirements of National Instrument 43-101 is expected to be filed on SEDAR within 45 days." Tyler further advised that "[t]he PEA study was based on the latest resource calculation as released by Tyler in May 2007. The minimum required for the reclassification of mineral resources to the reserve category being the completion of a pre-feasibility level study, the reader is cautioned that under National Instrument 43-101, the mineral resources that are not mineral reserves are not considered to have demonstrated economic viability. The purpose of the PEA is to perform an economic analysis of the potential viability of a mineral resource taken at an early stage of the project, prior to the completion of a preliminary feasibility study."

NOTICE TO HOLDERS OF OPTIONS, WARRANTS AND OTHER CONVERTIBLE, EXCHANGEABLE OR EXERCISABLE SECURITIES

The Offer is made only for Shares and is not made for any Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares. Any holder of Options, Warrants or other convertible, exchangeable or exercisable securities who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, Warrants or other convertible, exchangeable or exercisable securities in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other convertible, exchangeable or exercisable securities will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer. If a holder of Options, Warrants or other convertible, exchangeable or exercisable securities does not exercise such Options, Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such Options, Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Shares will become an option or right to acquire a number of Mercator Common Shares, as determined in accordance with the terms of the Option, Warrant or other convertible, exchangeable or exercisable security. The tax consequences to holders of Options, Warrants or other convertible, exchangeable or exercisable securities of exercising their Options, Warrants or other convertible, exchangeable or exercisable securities are not described in "Canadian Federal Income Tax Considerations" in Section 22 of the Circular or "United States Federal Income Tax Considerations" in Section 23 of the Circular. Holders of the Options, Warrants or other convertible, exchangeable or exercisable securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options, Warrants or other convertible, exchangeable or exercisable securities.

In the event any Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares remain outstanding following the Expiry Date and the take up and payment for the Shares deposited under the Offer, Mercator intends, to the extent permitted under the terms of such securities, that such securities will become convertible into or exchangeable or exercisable for Mercator Common Shares instead of Tyler Shares pursuant to a Subsequent Acquisition Transaction, in accordance with the terms of such securities.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "Cdn$", "$" or "dollars" in this Offer and Circular refer to Canadian dollars and all references to "US$" in this Offer and Circular refer to United States dollars. Mercator's financial statements that are incorporated by reference herein, and Mercator's pro forma consolidated financial statements contained herein, are reported in United States dollars and are prepared in accordance with Canadian GAAP.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Mercator that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("**SEC**") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("**NI 43-101**") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

EXCHANGE RATES

On October 18, 2007, the last day before the announcement of the Offeror's intention to make the Offer, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $0.9734.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the six months ended June 30, 2007, and the calendar years ended December 31, 2006, December 31, 2005 and December 31, 2004, as reported by the Bank of Canada, were as follows:

	Six Months Ended June 30, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Closing	$1.06	$1.17	$1.16	$1.20
High	1.19	1.17	1.27	1.40
Low	1.06	1.10	1.15	1.18
Average(1)	1.13	1.13	1.21	1.30

(1) Calculated as an average of the daily noon rates for each period.

On November 7, 2007, the noon rate of exchange as reported by the Bank of Canada for one US dollar expressed in Canadian dollars was $0.9170.

TABLE OF CONTENTS

QUESTIONS & ANSWERS

The following are some of the questions that you, as a Shareholder of Tyler, may have and the answers to those questions. The questions and answers are not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. We have included cross-references in these questions and answers to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in these questions and answers. Unless otherwise defined herein, capitalized terms have the meanings assigned to them under "Definitions".

WHAT IS THE OFFER?

Mercator Minerals Ltd. is offering to purchase all the outstanding Shares of Tyler on the basis of 0.113 Mercator Common Shares for each Share. On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74, and on November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17.

See "The Offer" in Section 1 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?

You can accept the Offer by delivering to the Depositary before the expiration of the Offer (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the applicable Letter of Transmittal.

If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery (printed on pink paper), provided you are able to comply fully with its terms.

Shareholders are invited to contact the Depositary or the Information Agent, in accordance with the contact information set out on the last page of this document, for further information regarding how to accept the Offer.

See "Manner of Acceptance" in Section 3 of the Offer.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Shares, you will receive payment for the Shares you tendered promptly and in any event no later than the earlier of the tenth day after the expiration of the Offer or three Business Days after the Shares are accepted and taken up by us.

See "Take up of and Payment for Deposited Shares" in Section 6 of the Offer.

WHO IS OFFERING TO PURCHASE MY SHARES?

Our name is Mercator Minerals Ltd. We are a corporation organized under the laws of British Columbia. We are a natural resource company engaged in the mining, exploration, development and operation of our mineral properties in Arizona, U.S.A. Our principal asset is the 100% owned (subject to an unsecured net proceeds interest capped at US$2,753,000) Mineral Park mine, a producing copper mine located near Kingman, Arizona. Our primary focus is the expansion of copper production and the initiation of molybdenum concentrate production at the Mineral Park mine to generate cash flow to fund our business plans.

See "The Offeror" in Section 1 of the Circular.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

We are offering to purchase all the outstanding common shares of Tyler and the associated rights under Tyler's shareholder rights plan. This includes Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon exercise of stock options, share purchase warrants and other convertible, exchangeable or exercisable securities of Tyler that are convertible, exchangeable or exercisable for Shares.

See "The Offer" in Section 1 of the Offer.

HOW MANY SHARES ARE YOU SEEKING TO PURCHASE, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?

We are offering to purchase all of the outstanding Shares on the basis of 0.113 Mercator Common Shares for each Share. On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74 and the closing price of the Mercator Common Shares on the TSX was $9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17 and the closing price of the Mercator Common Shares on the TSX was $10.14. The Offer Consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007. Based on the volume weighted average price of the Mercator Common Shares on the TSX for the 20 trading days ending October 18, 2007, the Offer Consideration represents a premium of approximately 35% over (i) the closing price of the Tyler Common Shares on the TSXV on October 18, 2007 and (ii) the volume weighted average price of the Tyler Common Shares on the TSXV for the 20 trading days ending October 18, 2007.

No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

See "The Offer" in Section 1 of the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If you are the owner of record of your Shares and you tender your Shares to the Offer by depositing the Shares directly with the Depositary or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.

See "Dealer Managers and Soliciting Dealer Group" in Section 24 of the Circular.

WHY ARE YOU MAKING THIS OFFER?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Tyler. If we complete the Offer but do not then own 100% of Tyler, we intend to acquire any Shares not deposited to the Offer in a second-step transaction. This second-step transaction would likely take the form of a Compulsory Acquisition (as hereinafter defined) or a Subsequent Acquisition Transaction (as hereinafter defined).

See "Purpose of the Offer" in Section 5 of the Circular and "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

WHAT ARE SOME OF THE IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including:

1. Shareholders must validly tender and not withdraw before the expiration of the Offer that number of Shares representing at least $66\,^2/_3$% of the total number of outstanding Shares on a fully diluted basis.

2. There must not be any circumstances on or after October 19, 2007 leading to a Material Adverse Effect on Tyler.

3. Tyler's board of directors must waive our acquisition of Shares under the Offer as a triggering event under Tyler's Shareholder Rights Plan or we must be satisfied that such rights have been cease-traded or invalidated or are otherwise inapplicable to the Offer and any proposed second-step transaction.

4. All government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction must have been obtained.

A summary of Tyler's shareholder rights plan can be found in "Shareholder Rights Plan" in Section 20 of the Circular. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in "Regulatory Matters" in Section 19 of the Circular. The Offer is subject to certain other conditions in addition to those above. A more detailed discussion of the conditions to the consummation of the Offer can be found in "Conditions to the Offer" in Section 4 of the Offer. The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Shares deposited under the Offer unless all of the conditions of the Offer are satisfied or waived at or prior to the Expiry Time.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the expiration date of the Offer to tender. The Offer is scheduled to expire at 8:00 p.m. (Toronto time) on December 17, 2007, unless it is extended or withdrawn.

See "Time for Acceptance" in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?

We can elect, at any time, to extend the Offer. If we extend the Offer, we will provide written notice of such extension to the Depositary and, if required by law, will cause the Depositary to provide a copy of such notice to each registered Shareholder. In addition, we will make a public announcement of the extension in compliance with applicable Canadian and US law.

See "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

You may withdraw all or a portion of your tendered Shares:

1. at any time when your Shares have not been taken up by us;

2. if your Shares have not been paid for by us within three Business Days after having been taken up; or

3. up until the tenth day following the day we file a notice announcing that we have changed or varied our Offer unless, among other things, prior to filing the notice we had taken up your Shares or the change in our Offer consists solely of an increase in the consideration we are offering and the Offer is not extended for more than ten days.

See "Right to Withdraw Deposited Shares" in Section 7 of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares that have been tendered, you must deliver a written notice of withdrawal, with the required information, to the Depositary while you still have the right to withdraw the Shares.

See "Right to Withdraw Deposited Shares" in Section 7 of the Offer.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

If the conditions of the Offer are otherwise satisfied or waived and we take up and pay for the Shares validly deposited pursuant to the Offer, we intend to acquire any Shares not deposited to the Offer:

1. by Compulsory Acquisition, if at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn and we decide to proceed with a Compulsory Acquisition; or

2. by a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if we decide not to proceed with a Compulsory Acquisition.

See "Purpose of the Offer" in Section 5 of the Circular and "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

FOLLOWING THE OFFER, WILL TYLER CONTINUE TO BE LISTED ON A STOCK EXCHANGE?

Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Tyler Common Shares will fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Tyler Common Shares could be delisted from the TSXV and this could, in turn, adversely affect the market or result in a lack of an established market for the Tyler Common Shares.

If we acquire 100% of the Shares, and if permitted under applicable securities laws, it is our intention to apply to delist the Tyler Common Shares from the TSXV as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, Tyler may cease to be required to comply with the rules of the Canadian securities regulatory authorities.

See "Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure" in Section 18 of the Circular.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

The completion of either a Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares.

See "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On October 18, 2007, which is the last trading day prior to our announcement of our intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74. We urge you to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

See "Certain Information Concerning Tyler and Its Shares — Price Range and Trading Volumes of the Shares" in Section 17 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

Shareholders who hold their Shares as capital property for purposes of Tax Act will generally be entitled to a tax-deferred rollover on the exchange of their Shares for Mercator Common Shares pursuant to the Offer. Alternatively, such Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

We urge you to read carefully the section entitled "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.

HOW WILL US TAXPAYERS BE TAXED FOR US FEDERAL INCOME TAX PURPOSES?

As of the date of this Circular, Mercator expects that the transaction should constitute a taxable disposition of Shares by US Holders. Subject to the application of the "passive foreign investment company" rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of its Shares to us under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Mercator Common Shares or the US dollar value of the Canadian currency received by the Shareholder pursuant to the Offer, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to us.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under "United States Federal Income Tax Considerations" in Section 23 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

WHOM CAN I CALL WITH QUESTIONS?

You may contact Georgeson (at its North American Toll Free Number: 1-888-605-8401), Jennings Capital Inc., Jennings Capital (USA) Inc. or Empire Financial Group Inc. at their respective telephone numbers and locations set out on the back page of this Offer and Circular. Georgeson is acting as the Information Agent; Jennings Capital Inc. is acting as Dealer Manager in Canada; and Jennings Capital (USA) Inc. and Empire Financial Group Inc. are acting as Dealer Managers in the United States.

SUMMARY OF THE OFFER

The following is a summary only and Shareholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Definitions". The information concerning Tyler contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of Tyler on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Tyler taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tyler taken from or based upon such documents and records, or for any failure by Tyler to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.

The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding Shares, on the basis of 0.113 Mercator Common Shares for each Share (the "**Offer Consideration**").

Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder's Shares deposited under the Offer, subject to adjustment for fractional shares.

On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74 and the closing price of the Mercator Common Shares on the TSX was $9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17 and the closing price of the Mercator Common Shares on the TSX was $10.14. The Offer Consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007, based on the closing price of the Mercator Common Shares on the TSX on October 18, 2007. Based on the volume weighted average price of the Mercator Common Shares on the TSX for the 20 trading days ending October 18, 2007, the Offer Consideration represents a premium of approximately 35% over (i) the closing price of the Tyler Common Shares on the TSXV on October 18, 2007 and (ii) the volume weighted average price of the Tyler Common Shares on the TSXV for the 20 trading days ending October 18, 2007.

The Offer is made only for Shares and is not made for Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares. Any holder of such Options, Warrants or other convertible, exchangeable or exercisable securities who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, Warrants or other convertible, exchangeable or exercisable securities in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer.

No fractional Mercator Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Mercator Common Shares as consideration under the Offer and the aggregate number of Mercator Common Shares to be issued to such Shareholder would result in a fraction of a Mercator Common Share being issuable, the number of Mercator Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number, as described in Section 1 of the Offer.

No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such

Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See "Conditions of the Offer" in Section 4 of the Offer.

The Offeror

The Offeror is a natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Offeror's principal asset is the 100% owned (subject to an unsecured net proceeds interest capped at US$2,753,000) Mineral Park mine, a producing copper mine located near Kingman, Arizona. The Offeror's primary focus is the expansion of copper production and the initiation of molybdenum concentrate production at the Mineral Park mine to generate cash flow to fund its business plans.

The Mercator Common Shares are listed on the TSX under the symbol "ML". On October 18, 2007, which was the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Mercator Common Shares on the TSX was $9.80.

See "The Offeror" in Section 1 of the Circular.

Tyler

Tyler is a Canadian junior mineral exploration company focused on base and precious metals exploration in Mexico. Tyler's primary project is the Bahuerachi property in Mexico, which hosts a mineralized porphyry deposit. As part of its ongoing drill program, Tyler has now drilled in excess of 52,000 meters of combined diamond and reverse circulation drilling since 2004.

The Tyler Common Shares are listed the TSXV under the stock symbol "TYS". On October 18, 2007, which was the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74.

See "Tyler" in Section 2 of the Circular.

Strategic Rationale and Plans for Tyler

The Offeror believes that the proposed business combination between the Offeror and Tyler is a strategic combination that would result in the creation of a new mid-tier base metal producer by combining Mercator's Mineral Park copper and molybdenum production and growth in Arizona with Tyler's pipeline of exploration and potential development properties, including the Bahuerachi copper-zinc-moly-silver-gold resource base in Mexico. The Offeror believes that the proposed business combination will result in value creation for shareholders of both Tyler and Mercator and will offer the following direct and immediate benefits and opportunities to Tyler's existing Shareholders:

- A significant increase in share price, based on Tyler's pre-bid share price and Mercator's current share price.
- Exposure to current copper production and cash flow from Mineral Park.
- Participation in the forecast rapid growth in copper production at Mineral Park.
- Exposure to expected significant near-term molybdenum production at Mineral Park.
- Exposure to a highly-experienced mine financing and mine building team.
- Reduced risk in the development, financing and construction of Bahuerachi.
- The potential for development of Bahuerachi with little or no equity dilution.

Rapidly-Growing Mid-Tier Base Metal Producer

- Mercator, a TSX-listed copper producer, is currently generating over US$2 million in operating cash flow per month from its Mineral Park SX/EW copper mine in Arizona.
- Mercator expects to commence concentrate production from its Phase I mill expansion at Mineral Park in mid-2008, processing 25,000 tons per day of copper – molybdenum ore.
- The Phase II mill expansion at Mineral Park is scheduled for completion in mid-2009, processing 50,000 tons per day of copper – molybdenum ore.
- Mercator expects to exit 2009 with an annualized production rate of over 56 million pounds copper and 10.3 million pounds molybdenum.
- Given current economic forecasts, the Mineral Park mine is expected to generate enough cash to fund the construction of most of Tyler's Bahuerachi project in Mexico with little or no additional equity dilution.

Well Structured and Financed

- The Combined Company is expected to have approximately 88 million common shares issued (approximately 100 million fully diluted common shares outstanding), assuming Mercator acquires all of the outstanding Shares under the Offer and assuming the conversion or exercise only of the currently outstanding Options, Warrants or other convertible securities of Tyler (other than SRP Rights) that have a conversion or exercise price of $1.00 or less per Tyler Common Share.
- Mercator had a cash balance of approximately US$130 million as at June 30, 2007 and Tyler had a cash balance of approximately $9.8 million as at April 30, 2007.
- Mercator has current cash flow from operations of approximately US$2.2 million per month.
- The Mercator Technical Report forecasts significant earnings before interest, taxes, depreciation and amortization (EBITDA) over the life of the Mineral Park mine, far in excess of interest expense on Mercator's outstanding secured notes, based on the assumptions contained in the Mercator Technical Report. The reader is referred to the Mercator Technical Report.
- Mercator expects to finance most of the Bahuerachi project from free cash flow produced from the Mineral Park mine.

Production Growth Through To 2009

- Mercator's 2007 SX/EW copper production at the Mineral Park mine is forecast to be approximately 12 million pounds.
- A copper – molybdenum production expansion project is underway at the Mineral Park mine.
- Full capacity at the Mineral Park mine is forecast to be reached in 2009. Average annual production from the Mineral Park mine is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver, based on the Mercator Technical Report.

Attractive Resource Base To Underpin Future Growth

- According to the Mercator Technical Report, Mercator's Mineral Park mine has proven reserves of approximately 430.7 million tons grading 0.14% copper, 0.040% molybdenum and 0.08 oz/ton silver, and probable reserves of approximately 89.7 million tons grading 0.11% copper, 0.036% molybdenum and 0.07 oz/ton silver, using long term commodity prices of US$1.40 per pound copper, US$7.50 per pound molybdenum and US$7.50 per ounce silver, for a total of 520 million tons of proven and probable reserves, with contained metal of more than:
  - 1.36 billion pounds of copper, from mill reserves and heap leach reserves
  - 343 million pounds of molybdenum, from mill reserves
  - 35 million ounces of silver, from mill reserves

Experienced Management To Build the Projects and Continue Exploration at Bahuerachi

- Mercator management brings strong mine development, financing and construction expertise to the Combined Company.
- Mercator brings strong expected cash flows to the Combined Company, which would have pro forma financial strength to support the build-out of Tyler's Bahuerachi project.
- The exploration potential of Bahuerachi will be aggressively tested for several years while the projects are developed, constructed and operated.

The Offeror believes that the Offer represents significant value to Tyler's Shareholders by providing them with a significant premium to the price at which the Tyler Common Shares were trading prior to the announcement of the Offer, as well as the opportunity to participate in a new growing base metal producer. The Combined Company offers a solid foundation of Mercator's operating SX/EW copper mine with expanding copper and molybdenum and Tyler's pipeline of exploration and potential development projects.

See "Strategic Rationale" in Section 4 of the Circular and "Plans for Tyler" in Section 6 of the Circular.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Manner of Acceptance

Shareholders can accept the Offer by delivering to the Depositary at any of the offices of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time: (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal. See "Manner of Acceptance — Letter of Transmittal" in Section 3 of the Offer.

If a Shareholder wishes to accept the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that (1) such deposit is made by or through an Eligible Institution, (2) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) is received by the Depositary before the Expiry Time at one of its offices listed on the Notice of Guaranteed Delivery, (3) the certificate(s) representing all deposited Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the Shares, with signatures guaranteed if so required, are received by the Depositary at one of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date, and (4) in certain circumstances, Rights Certificate(s), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) relating to the SRP Rights, with signatures guaranteed if so required, are received by the Depositary at one of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Rights Certificates are distributed to Shareholders. See "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

Withdrawal of the Deposited Shares

Any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time when the Shares have not been taken up by the Offeror. Additional withdrawal rights may be available under other circumstances as required by applicable Law. See "Right to Withdraw Deposited Shares" in Section 7 of the Offer. Except as so indicated or as otherwise required by applicable Law, deposits of Shares are irrevocable.

Conditions of the Offer

The Offeror will have the right to withdraw the Offer and not take up or pay for any Shares deposited pursuant to the Offer if any of the conditions described under "Conditions of the Offer" in Section 4 of the Offer have not been satisfied or waived by the Offeror at or before the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 $^{2}/_{3}$% of the Shares outstanding calculated on a fully diluted basis, satisfactory due diligence and the absence of any circumstances on or after October 19, 2007 leading to a Material Adverse Effect on Tyler. See "Conditions of the Offer" in Section 4 of the Offer.

Payment for Deposited Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will take up Shares validly deposited pursuant to the Offer and not properly withdrawn, not later than ten days after the Expiry Time. The Offeror will pay for the Shares so taken up promptly, but in any event not later than the earlier of (a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares. Any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror but before the Expiry Date will be taken up and paid for promptly following, but in any event within ten days of such deposit. See "Take up of and Payment for Deposited Shares" in Section 6 of the Offer.

Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of, in the aggregate, not less than 90% of the issued and outstanding Shares, the Offeror may acquire the remaining Shares from those Shareholders who have not accepted the Offer. If the Offeror takes up and pays for Shares validly deposited to the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Shares taken-up and paid for under the Offer, to cause a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Tyler and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Tyler will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Tyler, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

See "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

Shareholder Rights Plan

On September 26, 2007, the Board of Directors announced the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan is described as being effective immediately upon adoption, although it is to be submitted to holders of Shares for ratification at Tyler's next meeting of Shareholders. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See "Shareholder Rights Plan" in Section 20 of the Circular.

The Offeror believes that at the Expiry Time, Tyler and its Board of Directors and Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Shares pursuant to the Offer.

The Offer is being made on the condition, among others, that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror either before or on consummation of the Offer or the purchase of Shares of Tyler under a Compulsory Acquisition or consummation of any Subsequent Acquisition Transaction. See "Conditions of the Offer" in Section 4 of the Offer.

Canadian Federal Income Tax Considerations

Shareholders who hold their Shares as capital property for purposes of Tax Act will not realize a capital gain or a capital loss as a result of the exchange of their Shares for Mercator Common Shares pursuant to the Offer. The cost for tax purposes to Shareholders of Mercator Common Shares received on the Offer will generally be equal to the adjusted cost base of their Shares that are exchanged for Mercator Common Shares pursuant to the Offer. Alternatively, such Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under "Canadian Federal Income Tax Considerations" in Section 22 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

As of the date hereof, Mercator expects that the transaction should constitute a taxable disposition of Shares by US Holders. Subject to the application of the "passive foreign investment company" rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of its Shares to us under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Mercator Common Shares or the US dollar value of the Canadian currency received by the Shareholder pursuant to the Offer, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to the Offeror.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under "United States Federal Income Tax Considerations" in Section 23 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

Risk Factors

An investment in Mercator Common Shares and the business combination of Mercator with Tyler are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described under "Business Combination

Risks" in Section 7 of the Circular and the risks described in the Offeror's Annual Information Form, which is incorporated by reference in the Offer and Circular.

Depositary and Information Agent

Computershare Investor Services Inc. is acting as Depositary under the Offer. In its capacity as Depositary, Computershare Investor Services Inc. will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at any of its offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at any of its offices specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer.

Georgeson is acting as Information Agent under the Offer. In its capacity as Information Agent, Georgeson will provide a resource for information for Shareholders.

Dealer Managers, Soliciting Dealer Group

The Offeror has engaged the services of Jennings Capital Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. Jennings Capital Inc. intends to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. The Offeror has engaged the services of Jennings Capital (USA) Inc. and Empire Financial Group Inc. as Dealer Managers in the United States to solicit acceptances of the Offer in the United States.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX). Shareholders should contact the Dealer Managers, the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The tables set out below include a summary of (i) the Offeror's historical consolidated financial information as at and for the years ended December 31, 2006, 2005 and 2004 and as at and for the six month periods ended June 30, 2007 and 2006, (ii) Tyler's historical consolidated financial information as at and for the years ended July 31, 2006, 2005 and 2004 and as at and for the nine month periods ended April 30, 2007 and 2006 and (iii) unaudited pro forma consolidated financial information for the Offeror as at and for the six months ended June 30, 2007 and for the year ended December 31, 2006. The historical financial information as at and for the Offeror for the years ended December 31, 2006, 2005 and 2004 has been derived from the Offeror's audited consolidated financial statements and as at and for the six month periods ended June 30, 2007 and 2006 has been derived from the Offeror's amended unaudited consolidated financial statements, which can be found on the SEDAR website at www.sedar.com. The historical financial information for Tyler as at and for the years ended July 31, 2006, 2005 and 2004 has been derived from the Tyler's audited consolidated financial statements and as at and for the nine month periods ended April 30, 2007 and 2006 has been derived from Tyler's unaudited consolidated financial statements, which can be found on the SEDAR website at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited *pro forma* consolidated financial statements of the Offeror and the accompanying notes thereto included in the Circular. The summary unaudited pro forma consolidated financial statement information for the Offeror gives effect to the proposed acquisition of Tyler as if such had occurred as at June 30, 2007 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2006 for the purposes of the pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007. In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between the Offeror and Tyler due to the limited publicly available information of Tyler. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and accompanying notes included in Schedule "A" to the Offer and Circular.

Summary of Consolidated Financial Information of Mercator
(in United States dollars)

	Six months ended June 30,		Year ended December 31,		
Canadian GAAP	**2007**	**2006**	**2006**	**2005**	**2004**
Consolidated Statement of Operations					
Sales	18,084,310	12,039,433	31,010,071	11,269,981	4,198,671
Net earnings for the period (loss)	(6,446,466)	2,364,795	7,067,657	369,177	(531,216)
Earnings (loss) per share — basic	(0.09)	0.05	0.13	0.01	(0.03)
— diluted	(0.09)	0.04	0.11	0.01	(0.03)

	As at June 30,		As at December 31,		
	2007	**2006**	**2006**	**2005**	**2004**
Consolidated Balance Sheet Data					
Cash and cash equivalents	130,003,645	15,380,570	11,076,108	1,899,773	1,546,738
Other current assets	23,524,443	6,315,273	13,852,937	3,848,265	483,592
Property, plant and equipment	21,273,275	13,098,685	19,376,907	12,209,584	2,544,300
Assets under construction	17,872,043	-	6,000,000	-	-
Mineral properties	-	-	-	-	-
Other non-current assets	3,087,624	2,862,093	2,916,718	2,796,816	2,593,488
Total assets	195,731,030	37,656,621	53,222,670	20,754,438	7,168,118
Current liabilities	6,268,689	3,747,257	7,111,798	1,492,691	1,247,683
Total long-term liabilities	121,815,020	4,695,226	9,646,270	4,736,872	4,402,753
Book value per share	0.85	0.53	0.57	0.31	0.09
Ratio of earnings to fixed charges					
Ratio[1]	2.1	0.0	0.0	0.4	0.7
Deficiency[2]	3,466,177	0	0	0	531,216

Summary of Consolidated Financial Information of Tyler
(in Canadian dollars)

	Nine months ended April 30,		Year ended July 31,		
Canadian GAAP	**2007**	**2006**	**2006**	**2005**	**2004**
Consolidated Statement of Operations					
Sales	-	-	-	-	-
Operating earnings (loss)	(236,758)	(1,013,646)	(2,663,670)	(1,631,597)	(1,144,770)
Net earnings for the period (loss)	(447,993)	(1,013,646)	(2,663,670)	(1,631,597)	(1,144,770)
Earnings (loss) per share — basic	(0.00)	(0.01)	(0.03)	(0.02)	(0.02)
— diluted	(0.00)	(0.01)	(0.03)	(0.02)	(0.02)

	As at April 30,		As at July 31,		
	2007	2006	2006	2005	2004
Consolidated Balance Sheet Data					
Cash and cash equivalents	9,792,382	5,318,246	2,224,922	10,268,934	2,344,456
Other current assets	787,189	56,961	1,417,149	33,465	21,425
Property, plant and equipment	-	-	-	-	-
Assets under construction	-	-	-	-	-
Mineral properties	19,694,511	16,266,805	16,268,686	9,834,155	5,683,983
Other non-current assets	311,848	114,378	103,779	118,438	89,477
Total assets	30,585,930	21,756,390	20,014,686	20,254,992	8,139,341
Current liabilities	494,292	1,184,797	948,213	319,119	48,498
Total long-term liabilities	1,769,035	-	55,950	-	-
Book value per share	0.28	0.23	0.21	0.26	0.16
Ratio of earnings to fixed charges					
Ratio	0.0	0.0	0.0	0.0	0.0
Deficiency	447,993	1,013,646	2,663,670	1,631,597	1,144,770

Summary of Unaudited Pro Forma Consolidated Financial Information of Mercator

(in United States dollars)

Canadian GAAP	Six months ended June 30, 2007 Mercator and Tyler	Year ended December 31, 2006 Mercator and Tyler
Pro Forma Consolidated Statement of Operations		
Sales	18,084,000	31,010,000
Net earnings (loss) for the period	(7,199,000)	4,603,000
Earnings (loss) per share - basic	(0.08)	0.07
Earnings (loss) per share - diluted	(0.08)	0.06

	As at June 30, 2007 Mercator and Tyler
Pro Forma Consolidated Balance Sheet Data	
Cash and cash equivalents	141,177,000
Other current assets	24,230,000
Property, plant and equipment	39,197,000
Mineral properties	134,265,000
Other non-current assets	3,168,000
Total assets	342,037,000
Total current liabilities	6,712,000
Total long-term liabilities	121,864,000

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before provision for income taxes plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized plus amortization of debt discount.

(2) For purposes of calculating the deficiency, earnings from continuing operations is adjusted for the same items and fixed charges are determined in the same manner as described in footnote (1). The deficiency represents the dollar amount of earnings that would be required to result in a ratio of 1:1.

DEFINITIONS

In the accompanying Questions & Answers and Summary of the Offer and in the Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated, and grammatical variations thereof have the corresponding meanings:

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"Acquiring Person" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"affiliate" has the meaning ascribed thereto in the BCSA;

"allowable capital loss" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations" in Section 22 of the Circular;

"AMF" means the Autorité des marches financiers;

"Annual Information Form" means the annual information form of the Offeror for the year ended December 31, 2006 dated March 28, 2007, filed with certain Canadian provincial securities regulatory authorities;

"Appointee" has the meaning ascribed hereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer,

"associate" has the meaning ascribed thereto in the BCSA;

"BCSA" means the *Securities Act* (British Columbia), as amended;

"Beneficial Owner" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"Board of Directors" means the board of directors of Tyler;

"Business Day" means a day other than a Saturday, Sunday or a statutory or civic holiday observed in Vancouver, British Columbia and/or a day other than a Saturday, Sunday or federal holiday in the United States, as applicable;

"Canadian GAAP" means generally accepted accounting principles in Canada;

"CDS" means CDS Clearing and Depository Services Inc.;

"Circular" means the take-over bid circular accompanying the Offer and forming a part thereof, including the schedules attached thereto;

"close of business" on any given date means the time on such date at which the applicable office of the Depositary becomes closed to the public;

"Combined Company" means the combined businesses of Mercator and Tyler, as contemplated herein;

"Competing Permitted Bid" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular;

"CRA" means the Canada Revenue Agency;

"**Dealer Managers**" means Jennings Capital Inc. in Canada and Jennings Capital (USA) Inc. and Empire Financial Group Inc. in the United States and "**Dealer Manager**" means any one of them;

"**Depositary**" means Computershare Investor Services Inc. at its offices specified on the back page of the Offer and Circular and in the Letter of Transmittal;

"**Deposited Shares**" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"**Dissenting Offeree**" has the meaning ascribed thereto under "Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition" in Section 21 of the Circular;

"**Distributions**" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"**DTC**" means The Depository Trust Company;

"**Effective Time**" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States;

"**Expiry Date**" means December 17, 2007, or such later date or dates as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

"**Expiry Time**" means 8:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

"**Flip-in Event**" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"**fully diluted basis**" means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares were exercised, but including, for the purposes of this calculation, all Shares issuable upon the exercise of Options, Warrants or other securities of Tyler that are convertible into or exchangeable or exercisable for Shares, whether vested or unvested, and excluding Tyler Common Shares issuable upon the exercise of the SRP Rights;

"**Georgeson**" means Georgeson Shareholder Communications Canada Inc., the Information Agent for the Offer;

"**Governmental Entity**" means: (a) any supranational body or organization (such as the European Union), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

"Ineligible Tyler Shareholder" means a Shareholder of Tyler for which the investment decision to tender Tyler Common Shares to the Offer is made by a resident of a U.S. state or other U.S. jurisdiction in which Mercator is not satisfied, in its sole discretion, that Mercator Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion;

"Information Agent" means Georgeson at its offices specified on the back of the Offer and Circular and in the Letter of Transmittal;

"Laws" means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local, civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs or certificates and orders, by-laws, rules, regulations, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

"Letter of Transmittal" means the Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

"Material Adverse Effect" means, in respect of any person, an effect that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;

"Mercator" means Mercator Minerals Ltd., a corporation organized under the laws of British Columbia;

"Mercator Common Share" means a common share in the capital of Mercator;

"Mercator Technical Report" means the independent preliminary feasibility study entitled "Technical Report, Preliminary Feasibility Study on Phase I & Phase II, Copper – Moly Milling Expansion, Mineral Park Mine, Mohave County, Arizona" dated December 29, 2006 prepared by A.E. Olson, Member AusIMM, BS Mining Engineering of Range Consulting Group, LLC and Joseph M. Keane, PE of KD Engineering;

"Minimum Deposit Condition" has the meaning ascribed thereto under "Conditions of the Offer" in Section 4 of the Offer;

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery for Deposit of Shares (printed on pink paper) in the form accompanying the Offer and Circular, or a facsimile thereof;

"Offer" means the offer to purchase all of the outstanding Shares made hereby;

"Offer and Circular" means the Offer and the Circular, collectively;

"Offer Period" means the period commencing on the date of the Offer and ending at the Expiry Time;

"Offeror" means Mercator Minerals Ltd., a corporation organized under the laws of British Columbia;

"Offeror's Notice" has the meaning ascribed thereto under "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular;

"Options" means outstanding stock options to acquire Shares of Tyler under the Stock Option Plan;

"Permitted Bid" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"**Purchased Securities**" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"**SEC**" means the United States Securities and Exchange Commission;

"**Separation Time**" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"**Shareholder Rights Plan**" means the shareholder rights plan of Tyler dated September 25, 2007 entered into between Tyler and the SRP Rights Agent, announced by Tyler on September 26, 2007;

"**Shareholders**" means the holders of Shares, and "**Shareholder**" means any one of them;

"**Shares**" means the outstanding Tyler Common Shares together with the associated SRP Rights, and "**Share**" means any one Share and its associated SRP Right;

"**Soliciting Dealer**" has the meaning set out under "Dealer Managers and Soliciting Dealer Group — Dealer Managers and Soliciting Dealer Group" in Section 24 of the Circular;

"**Soliciting Dealer Group**" means the group of Soliciting Dealers;

"**SRP Exercise Price**" has the meaning ascribed thereto under "Shareholder Rights Plan" in Section 20 of the Circular;

"**SRP Rights**" means the rights issued pursuant to the Shareholder Rights Plan;

"**SRP Rights Agent**" means Computershare Trust Company of Canada, the rights agent under the Shareholder Rights Plan;

"**Stock Option Plan**" means, collectively, Tyler's 2006 Stock Option Plan and any other plan, agreement on arrangement which provides for the issuance of options to acquire Shares;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 21 of the Circular;

"**subsidiary**" has the meaning ascribed thereto in the BCSA;

"**Subsequent Offering Period**" has the meaning ascribed thereto under "Extension, Variation or Change in the Offer – Subsequent Offering Period" in Section 5 of the Circular;

"**take up**" in reference to Shares means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and "**taking up**" and "**taken up**" have corresponding meanings;

"**Take-Up Date**" means a date upon which the Offeror takes up or acquires Shares pursuant to the Offer. The Offeror reserves the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates;

"**Tax Act**" means the *Income Tax Act* (Canada), including all regulations made thereunder, as amended;

"**taxable capital gain**" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations" in Section 22 of the Circular;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**Tyler**" means Tyler Resources Inc., a corporation organized under the laws of Alberta;

"**Tyler Common Shares**" means the common shares in the capital of Tyler and any other shares of Tyler into which such common shares may be subdivided, consolidated, reclassified or changed;

"**United States**" or "**US**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**US$**" means United States dollars;

"**US Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended and the rules and regulations promulgated thereunder;

"**US GAAP**" means generally accepted accounting principles in the United States;

"**US Holders**" has the meaning ascribed thereto under "United States Federal Income Tax Considerations – Scope of This Disclosure" in Section 23 of the Circular;

"**US Securities Act**" means the *United States Securities Act of 1933*, as amended and the rules and regulations promulgated thereunder; and

"**Warrants**" means outstanding share purchase warrants to acquire Shares of Tyler.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled "Definitions".

November 9, 2007

TO: THE SHAREHOLDERS OF TYLER

1. The Offer

The Offeror hereby offers to purchase, on and subject to the following terms and conditions, all of the outstanding Shares, on the basis of 0.113 Mercator Common Shares for each Share.

Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder's Shares deposited under the Offer, subject to adjustment for fractional shares.

On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74 and the closing price of the Mercator Common Shares on the TSX was $9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17 and the closing price of the Mercator Common Shares on the TSX was $10.14. The Offer Consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007, based on the closing price of the Mercator Common Shares on the TSX on October 18, 2007. Based on the volume weighted average price of the Mercator Common Shares on the TSX for the 20 trading days ending October 18, 2007, the Offer Consideration represents a premium of approximately 35% over (i) the closing price of the Tyler Common Shares on the TSXV on October 18, 2007 and (ii) the volume weighted average price of the Tyler Common Shares on the TSXV for the 20 trading days ending October 18, 2007.

The Offer is made only for Shares and is not made for any Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares. Any holder of Options, Warrants or other convertible, exchangeable or exercisable securities who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, Warrants or other convertible, exchangeable or exercisable securities in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other convertible, exchangeable or exercisable securities will have certificates representing the Shares available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

If any holder of Options, Warrants or other securities of Tyler that are convertible into or exchangeable or exercisable for Shares does not exercise such Options, Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such Options, Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an Option to acquire Shares will become an option or right to acquire a number of Mercator Common Shares, as determined in accordance with the terms of the Option, Warrants or other convertible, exchangeable or exercisable securities.

Holders of Shares who have deposited Shares to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

No fractional Mercator Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Mercator Common Shares as consideration under the Offer and the aggregate number of Mercator Common Shares to be issued to such Shareholder would result in a fraction of a Mercator Common Share being issuable, the number of Mercator Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. In effecting the sale of any Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Shares. Neither Mercator, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Shares are sold, or otherwise (except for gross negligence or willful misconduct). The sale price of the Shares sold on behalf of such persons will fluctuate with the market price of the Shares, and no assurance can be given that any particular price will be received upon such sale.

2. Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 17, 2007, or until such later time and date or times and dates to which it may be extended, unless the Offer is withdrawn by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at one of the offices of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time:

(a) the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

(b) the appropriate form of Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof) properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact their broker with respect to the deposit of their Shares under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for Mercator Common Shares issuable are to be delivered to a person other than the registered owner, the certificate(s) must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

In addition, Shares may be deposited in compliance with the procedures set forth below under the heading "Procedure for Guaranteed Delivery" for guaranteed delivery before the Expiry Time.

Unless waived by the Offeror, holders of Shares are required to deposit one SRP Right for each Share in order to effect a valid deposit of such Share. If the Separation Time does not occur before the Expiry Time, a deposit of Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Tyler to Shareholders prior to the time that the holder's Shares are deposited pursuant to the Offer, in order for the Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Shares deposited by such holder.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and the certificates for Mercator Common Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder; or

(b) Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Mercator Common Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing the Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at one of its offices listed on the Notice of Guaranteed Delivery;

(c) the certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and certificates evidencing the SRP Rights have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at one of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d) in the case of SRP Rights where the applicable Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required thereby are received by the Depositary at one of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at one of its offices listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

The Offer will be deemed to be accepted only if the Depositary has received the requisite documents at or before the time specified. In all cases, payment for the Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Shares, a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed covering the Shares with the signatures guaranteed in accordance with the instructions set out therein, and any other required documents.

The method of delivery of the certificate(s) representing Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

Shareholders whose Shares are registered in the name of a stock broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Shares.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Shares or in making payments for Shares or in lieu of fractional Mercator Common Shares to any person on account of Shares accepted for exchange or payment pursuant to the Offer.

The deposit of Shares pursuant to the procedures described in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror and such agreement shall be subject to the conditions of the Offer and include representations and warranties of the depositing Shareholder that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares being deposited; (ii) such person owns the Shares being deposited; (iii) the deposit of such Shares complies with applicable securities Laws; and (iv) when such Shares are taken up and paid for by the Offeror, in accordance with the Offer, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

The execution of a Letter of Transmittal, irrevocably constitutes and appoints, effective on and after the time (the "**Effective Time**") that the Offeror takes up the Deposited Shares covered by the Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), certain officers of the Offeror and any other person designated by the Offeror in writing (each an "**Appointee**") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Tyler or its transfer agent;

(b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Shares and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Tyler;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments; representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d) to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Tyler and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions deposited pursuant to the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or before the Expiry Time:

(a) there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 $^{2}/_{3}$% of the Shares outstanding calculated on a fully diluted basis (the "**Minimum Deposit Condition**");

(b) the Offeror shall have determined in its reasonable discretion that, on terms satisfactory to the Offeror: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Tyler Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisitions or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(c) any government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror's reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(d) no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i) challenging the Offer or the ability of the Offeror to make or maintain the Offer;

(ii) seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, the Offeror of any Shares, (B) the take-up or acquisition of Shares by the Offeror, (C) the issuance and delivery of Mercator Common Shares in consideration for Shares taken up or acquired by the Offeror, (D) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Tyler or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Tyler or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii) seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Tyler or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iv) which, if successful, in the reasonable discretion of the Offeror, would be reasonably likely to result in a Material Adverse Effect on Tyler or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v) which, if successful, in the reasonable discretion of the Offeror, would make uncertain the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, the Offeror of any Shares, (ii) the take-up or acquisition of Shares by the Offeror, (iii) the issuance and delivery of Mercator Common

DNP in Brief

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any capital expenditure by Tyler or any of its affiliates not in the ordinary course of business and consistent with past practice, the making of or committing to make any capital expenditure by Tyler or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice or in accordance with plans publicly disclosed by Tyler prior to the date of the Offer), the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not have an Material Adverse Effect on Tyler or any of its affiliates or subsidiaries), any change to Tyler's articles of incorporation or bylaws, and (ii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Tyler's or its affiliates' employees, consultants or directors, (iii) adopting, establishing or entering into, or amending or making grants or awards pursuant to, any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of Tyler or any of its affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular, (iv) except as may be required by Law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Tyler or any of its affiliates, or (v) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Tyler, or any agreement to engage in any of the foregoing;

(i) the Offeror shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 19, 2007, (being the date of the Offeror's announcement of its intention to make the Offer), that has or may have a Material Adverse Effect on Tyler and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Tyler and its affiliates and subsidiaries, taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 19, 2007, that, in the reasonable discretion of the Offeror, has had or may have a Material Adverse Effect on Tyler and its affiliates and subsidiaries, taken as a whole;

(j) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Tyler with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Tyler, and Tyler shall have disclosed all material changes in relation to Tyler which occurred prior to October 19, 2007 in a non-confidential material change report filed with the Alberta Securities Commission prior to October 19, 2007;

(k) there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSXV or the TSX; (ii) any extraordinary or material adverse change in the financial markets in Canada, the United States or Mexico; (iii) any change in the general political, market, economic or financial conditions in any country that could, in the reasonable discretion of the Offeror, have a Material Adverse Effect on Tyler and its affiliates and subsidiaries, taken as a whole; (iv) a material change in United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States or Mexico; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable discretion of the Offeror, might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war or armed hostilities or other national or international calamity involving any jurisdiction in which Tyler operates its business; (viii) any event, action, state, condition or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that has a Material Adverse Effect or would reasonably be expected to have a Material Adverse Effect on the financial, banking or capital markets generally; or (ix) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

(l) the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information and data relating to Tyler, including without limitation access to Tyler's mineral project sites, and the Offeror shall be satisfied upon completion of its review of such information and data and upon the advice of its legal counsel, that such information and data does not reveal a change, event, occurrence or state of facts that is or would reasonably be expected to have a Material Adverse Effect on Tyler or any of its affiliates, either individually or collectively, whether or not the Offer were completed.

The foregoing conditions are for the exclusive benefit of the Offeror and may be waived by it in whole or in part at any time. The foregoing conditions may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. Each of the foregoing conditions is independent of and in addition to each other. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

The foregoing conditions are subject to the Offeror's notification obligations with respect to changes in the information contained in the Offer and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Vancouver, British Columbia. The Offeror forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the registered holders of Shares in the manner set forth under "Notice and Delivery" in Section 11 of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Shares deposited pursuant to the Offer, and the Depositary will promptly return all certificates for deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend the Expiry Date or the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its office in Vancouver, British Columbia. Upon the giving of such notice or other communication extending the Expiry Date or the Expiry Time, the Expiry Date or the Expiry Time, as applicable, shall be, and be deemed to be, so extended. Where required by Law, the Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under "Notice and Delivery" in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up before the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Such announcement will be made promptly, in the case of a variation, and in the case of an extension, no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next Business Day after the previously scheduled Expiry Date, or (ii) the first opening of the TSXV on the next trading day after the previously scheduled Expiry Date. Any notice of extension of the Offer will include the approximate number of Shares deposited to the Offer at the time of such notice. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Mercator Common Shares), the Offeror will give written notice of such change to the Depositary at its office in Vancouver, British Columbia and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under "Notice and Delivery" in Section 11 of the Offer, to all registered holders of Shares whose Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement and dissemination of the change in information to the extent and in the manner required by applicable Law and extend the Offer to the extent required by applicable Law. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Vancouver, British Columbia.

Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been satisfied or complied with, unless the Offeror first takes up all Shares then deposited under the Offer and not withdrawn.

During any such extension, or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under "Right to Withdraw Deposited Shares" in Section 7 of the Offer. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under "Conditions of the Offer" in Section 4 of the Offer.

If, before the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to each of the depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6. Take up of and Payment for Deposited Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Date. Any Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after taking up such Shares. Under applicable Laws, any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within ten Business Days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Vancouver, British Columbia to that effect. The Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified under "Conditions of the Offer" in Section 4 of the Offer is not satisfied or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Vancouver, British Columbia.

The Offeror also expressly reserves the right, in its sole discretion, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable government regulatory approval. The ability of the Offeror to delay the payment for Shares that the Offeror has taken up may be limited by applicable Law. The Offeror will pay for Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Mercator Common Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Mercator Common Shares to which the depositing Shareholder is entitled.

Unless otherwise directed in the Letter of Transmittal, share certificates will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the share certificates for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the share certificates will be sent to the address of the holder as shown on the Share register maintained by Tyler or its transfer agent. Share certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

7. Right to Withdraw Deposited Shares

Except as otherwise provided in this Section 7 of the Offer, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a) at any time when the Shares have not been taken up by the Offeror;

(b) if the Shares have not been paid for by the Offeror within three Business Days after having been taken up; or

(c) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or its affiliates unless it is a change in a material fact relating to the Mercator Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than ten days),

is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities, and only if such deposited Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit within the time limits indicated above. Notices of withdrawal: (i) must be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; (iii) must specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

Withdrawals cannot be rescinded and any Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer. However, withdrawn Shares may be redeposited subsequently before the Expiry Time by following the procedures described under "Manner of Acceptance" in Section 3 of the Offer.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up the Shares or is unable to take up Shares for any reason, then, without prejudice to the Offeror's other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Law.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Offerees' Statutory Rights" in Section 26 of the Circular.

8. Return of Deposited Shares

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Share register maintained by Tyler or its transfer agent, as soon as practicable after the termination of the Offer.

9. Mail Service Interruption

Notwithstanding the provisions of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Shares were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under "Take up of and Payment for Deposited Shares" in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under "Notice and Delivery" in Section 11 of the Offer.

10. Changes in Capitalization, Dividends and Distributions

If, on or after the date of the Offer, Tyler should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or discloses that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer, may make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change. See "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Tyler should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Tyler or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer), the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of share consideration payable by the Offeror pursuant to the Offer or deduct from the share consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Canadian Federal Income Tax Considerations" in Section 22 of the Circular.

11. Notice and Delivery

Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Laws, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered holders of Shares at their respective addresses appearing in the Share register maintained by Tyler or its transfer agent and, unless otherwise specified by applicable Law, will be deemed to have been delivered and received on the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United States following mailing.

Except as otherwise permitted by applicable Law, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSXV for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post, together with either The New York Times or The Wall Street Journal, and in a daily newspaper of general circulation in the French language in the City of Montreal, Quebec; or (c) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Tyler in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares when such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or at the address of the Depositary listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

The Offeror may, subject to compliance with applicable Laws, purchase Shares otherwise than under the Offer.

Although the Offeror has no present intention to sell Shares taken up and paid for under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or before the Expiry Time to sell any of such Shares after the Expiry Time.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror or its affiliates other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

The Offer and all contracts resulting from the acceptance hereof shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: November 9, 2007

MERCATOR MINERALS LTD.
(Signed) MICHAEL SURRATT
President and Chief Executive Officer

CIRCULAR

The Circular is furnished in connection with the accompanying Offer dated November 9, 2007 by the Offeror to purchase the outstanding Shares. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Schedules are incorporated into and form part of the Circular. Capitalized terms used in the Circular, where not otherwise defined herein, are defined in the Section entitled "Definitions", unless the context otherwise requires.

The information concerning Tyler contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of Tyler on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Tyler taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tyler taken from or based upon such documents and records, or for any failure by Tyler to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Tyler is given as at November 7, 2007.

1. The Offeror

The Offeror is a natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Offeror's principal asset is the 100% owned (subject to an unsecured net proceeds interest capped at US$2,753,000) Mineral Park mine, a producing copper mine located near Kingman, Arizona. The Offeror's primary focus is the expansion of copper production and the initiation of molybdenum concentrate production at the Mineral Park mine to generate cash flow to fund its business plans.

In 2006, Mercator placed orders for two new 7500 hp ball mills for expedited delivery in early 2008, purchased three used 32-foot diameter, 7000 hp Semi Autogenous Grind ("**SAG**") mills and, as a consequence of the change in the milling equipment to be used and an increase in planned throughput capacity, commissioned the preparation of the Mercator Technical Report in support of the preliminary feasibility work completed and the updated plan to expand production at the Mineral Park mine.

In February 2007, Mercator completed the necessary debt and equity financing to proceed with the construction of the Phase I mill expansion at Mineral Park. Under the financing, Mercator received gross proceeds of US$117,600,000 from the sale of units comprised of secured notes and common share purchase warrants and gross proceeds of $25,012,500 from the sale of common shares. Management's goal is to have the Phase I mill expansion at 25,000 tpd fully operational in the first half of 2008. The Phase II mill expansion to 50,000 tpd is expected to be completed approximately one year later and is expected to increase average annual production over the first 10 years of milling operations to in excess of 56 million pounds of copper, 10 million pounds of molybdenum and 600,000 ounces of silver in concentrates at Mineral Park. Construction and development costs for the Phase II mill expansion are expected to be financed from cash flow.

Subsequent to completing the financing, Mercator commenced construction of its Phase I mill expansion at Mineral Park. Mercator completed the foundation excavation for the SAG and ball mill foundations. The excavation for these large grinding mills was 30 feet deep and required structural backfill back to foundation sub grade.

The primary contractor mobilized and commenced concrete rebar tying and forming on the grinding bay area. Mercator purchased the primary crusher and the float cells for the molybdenum flotation circuit.

Mercator completed the rebar construction and concrete pours for the trunion bases and the two SAG Mill foundations, and began the construction and rebar installation for the ball mill foundations.

The two 230 KVA transformers were ordered and have been delivered on site and foundations for both transformers have been poured. The reclaim tunnels have been excavated and rebar and forming is underway. The first SAG mill foundation and the first motor base on the number one sag have been poured. The first SAG mill is on site and being readied for installation. The second SAG mill is in Kingman, Arizona and is expected to be delivered to the mine site in the next month for installation at that time. The ball mills required for Phase 1 are still on schedule for delivery in the first quarter of 2008.

Sub excavation for the flotation circuit is complete and the copper cleaner flotation cells are ready for shipment to the mine-site. Foundation work is underway on the moly/copper cleaning circuit foundations. The concentrate regrind tower mill and the cyclone pack for the tower mill have also been received on site. The cleaner flotation cell is ready for shipment in Phoenix, Arizona. All of the pumps for the operation are now on order.

In September 2007, Mercator entered into a ten year framework agreement for the purchase of all of the molybdenum concentrate production of the Mineral Park mine, which is currently forecast to average 10.3 million pounds of molybdenum annually over the first 10 years of the current estimated 25 year mine life. Payment for the molybdenum concentrates will be made FOB the mine-site. The agreement secures processing capacity for Mercator's molybdenum concentrate production. The first production of molybdenum concentrates are expected during the second quarter of 2008.

Operationally, Mercator supplemented its mining fleet as it has purchased and put into service, the second Terex GmbH shovel and four additional haul trucks. With the purchase of the second shovel, the loading unit requirements for the expansion at the Mineral Park mine are complete, and with the addition of the four haul trucks to the previously existing fleet, only two additional trucks are required for the expansion of operations at Mineral Park, with the last two trucks not being required until 2008.

Additionally, throughout the construction process, Mercator has reported solid production levels of cathode copper through the SX/EW operation at Mineral Park, continuing to generate approximately US$2 million per month in operating cash flow.

Jim Tompkins, P.Eng., Mercator's independent mining engineer, a Qualified Person for the purposes of NI 43-101, supervised the preparation of the technical information relating to Mercator contained in this Offer and Circular.

The Mercator Common Shares are listed on the TSX under the symbol "ML". The Offeror was incorporated in the Province of British Columbia under the name "Sultana Resources Corporation" by registration of its Memorandum and Articles on March 5, 1984. The Offeror changed its name to "Silver Eagle Resources Ltd." on May 31, 1988. On April 16, 1997, the Offeror was continued under the *Business Corporations Act* (Yukon Territory) and became a Yukon corporation. On March 12, 2001, the Offeror changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares. Effective April 7, 2005, the Offeror continued under the BCBCA with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation. The Offeror became a reporting issuer in British Columbia on February 1, 1989, which was the date a receipt was issued for the Offeror's final prospectus by the British Columbia Securities Commission.

The Offeror's corporate head office and mailing address is 1971 Sandown Place, North Vancouver, British Columbia, Canada, V7P 3C3, telephone (604) 981-9661, facsimile (604) 960-9661. The Offeror's registered and records office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, telephone (604) 687-1224, facsimile (604) 687-8772.

For further information regarding the Offeror, refer to the Offeror's filings with the Canadian securities regulatory authorities which may be obtained on the SEDAR website at www.sedar.com.

2. Tyler

Tyler is a Canadian junior mineral exploration company focused on base and precious metals exploration in Mexico. Tyler's primary project is the Bahuerachi property in Mexico, which hosts a mineralized porphyry deposit. As part of its ongoing drill program, Tyler has now drilled in excess of 52,000 meters of combined diamond and reverse circulation drilling since 2004.

In Tyler's press release dated May 23, 2007, Tyler reported 525 million tonnes of measured and indicated resources grading 0.4% copper, 0.55% zinc, 0.008% molybdenum, 4.03 g/t Ag and 0.03 g/t Au.

On September 27, 2007, Tyler reported results from its Preliminary Economic Assessment ("**PEA**") on the Main Zone bulk tonnage porphyry copper-zinc-moly-silver-gold deposit of its 100% owned Bahuerachi project, Chihuahua State, Mexico. The executive summary was received by Tyler from Independent Mining Consultants Inc. ("**IMC**") of Tucson, Arizona, and outlined the potential for the Bahuerachi Main Zone deposit to become a significant large scale, open-pit type operation. Mercator notes that the tonnage in Tyler's September 27, 2007 press release used in the PEA is a 55% reduction from the resource estimate announced on May 23, 2007.

Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver" (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the September 27, 2007 press release or the IMC PEA executive summary is available on the Tyler website).

Tyler reported that "[a]t conservative Base-Case long term metal price assumptions of US$1.50/lb copper, [US]$0.80/lb zinc, [US]$15.00/lb molybdenum, [US]$500.00/Oz gold and [US]$10.00/Oz silver, the project has been estimated to be able to produce on a life-of-mine ("**LOM**") basis a yearly average of 183.76 million pounds of copper, 311.26 million pounds of zinc, 2.33 million pounds of molybdenum, 2.77 million ounces of silver and 14,180 ounces of gold for 12 years on the assumption of a 60,000 tonne per day milling operation. Total capital costs on a LOM basis have been estimated at US$619.25 million, with a Base-Case capital payback period occurring during production year 4. Using August 2007 three year backward average metal prices of US$2.43/lb copper, [US]$1.10/lb zinc, [US]$30.85/lb molybdenum, [US]$10.00/Oz silver and [US]$544/Oz gold, capital payback period would occur during production year 2.

At Base Case metal price assumptions, the life of project operating costs are estimated to be [US]$1.23/pound of copper contained in concentrate. Applying credits adjusted for metal recoveries for other metals produced, the operating costs reduce to [US]$0.28/pound of copper in concentrate on a LOM basis."

In Tyler's September 27, 2007 press release, Tyler advised that "[a] copy of the IMC PEA executive summary will be available on the Tyler website shortly outlining the details of the pricing and cost assumptions inputs, calculations, metal recovery assumptions and mining phases used in this first economic evaluation of the Bahuerachi Deposit's potential. A full report of the PEA study as per the requirements of National Instrument 43-101 is expected to be filed on SEDAR within 45 days." Tyler further advised that "[t]he PEA study was based on the latest resource calculation as released by Tyler in May 2007. The minimum required for the reclassification of mineral resources to the reserve category being the completion of a pre-feasibility level study, the reader is cautioned that under National Instrument 43-101, the mineral resources that are not mineral reserves are not considered to have demonstrated economic viability. The purpose of the PEA is to perform an economic analysis of the potential viability of a mineral resource taken at an early stage of the project, prior to the completion of a preliminary feasibility study."

Tyler was incorporated on August 5, 1980, under the name "Capoose Mining Incorporated" by registration of its Memorandum and Articles under the *Company Act* (British Columbia). Tyler subsequently changed its name on December

19, 1981 to "Capoose Minerals Incorporated" and then on July 10, 1986 to "Tyler Resources Inc." and consolidated its share capital on the basis of two old shares for one new share. On April 6, 1995, Tyler was continued under the ABCA.

The Tyler Common Shares are listed on the TSXV under the stock symbol "TYS". Tyler's registered and records office, as well as its head office, is located at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7.

For further information regarding Tyler, refer to Tyler's filings with the Canadian securities regulatory authorities which may be obtained on the SEDAR website at www.sedar.com.

3. Background to the Offer

Mercator's awareness of and interest in Tyler dates back to the spring of 2007, when Jennings Capital Inc. ("**Jennings**"), Mercator's financial advisors, provided a summary of potential merger and acquisition candidates, including Tyler, to Mercator's President and CEO, Mike Surratt.

Informal discussions between Mercator's financial advisor and Tyler commenced in early September and were followed up with discussions between Mr. Surratt and Jean-Pierre Jutras, Tyler's President and CEO.

In April 2007, Daryl Hodges, the Senior Managing Director, Investment Banking for Jennings, provided a summary and review of potential merger and acquisition candidates (including Tyler) to Mr. Surratt, which summary was based on publicly-disclosed information about the proposed companies, and solicited Mr. Surratt's view on any of the proposed companies. Subsequent discussions focused on arranging for several companies to visit Mercator's Mineral Park mine in the spring. Gary Simmerman became the Mine Manager at the Mineral Park mine in March 2007 and was appointed Mercator's VP Engineering in April 2007. Mr. Simmerman was appointed as a director of Tyler later in April 2007. Mr. Simmerman was never a participant in any Mercator management discussions and deliberations in respect of the acquisition of Tyler pursuant to this Offer. In May 2007, Mr. Jutras, Alan Craven, the Chairman of the Board of Directors of Tyler, Noel Lumsden, the Chief Financial Officer of Tyler, visited the Mineral Park mine. Further informal discussions of the possibility of a transaction with Tyler were discussed between Jennings and Mercator over the coming months.

On September 6, 2007, Mr. Hodges approached Mr. Jutras with a presentation, based on publicly available information, proposing a business combination between Tyler and Mercator. Further informal follow-on conversations took place between Messrs. Hodges and Jutras which led to an agreement to arrange reciprocal property site visits.

On September 6, 2007 (as specified in Tyler's news release dated September 26, 2007), the Tyler Board adopted a shareholder rights plan subject to receipt of regulatory approval.

On September 9, 2007, Messrs. Hodges and Jutras discussed the proposal and concept of a business combination between the two companies, and authorization was provided by Tyler for Mr. Surratt to contact a Tyler consultant to assist Mercator's review of Tyler's Bahuerachi project.

On September 12, 2007, Mr. Hodges again discussed on a preliminary basis with Mr. Jutras the potential of a business combination between the companies, based upon publicly available information, and discussed reciprocal mine site visits. On September 13, Mr. Jutras communicated to Mr. Hodges that he and Shane Ebert, Tyler's VP Exploration, would be available for the reciprocal mine site visits. On September 19, 2007, Mr. Hodges forwarded to Messrs. Surratt and Jutras the schedule for the reciprocal site visits to Los Mochis – Bahuerachi, and Kingman - Mineral Park, scheduled for September 23, 2007 to September 26, 2007. Messrs. Hodges, Surratt, Jutras, Ebert and Mike Broch, a consulting geologist for Mercator, attended and conducted a site visit to Tyler's Bahuerachi property. The site visit to Mineral Park that had previously been agreed to and planned for September 25, 2007 was not conducted, as Mr. Jutras informed Messrs. Hodges, Surratt and Broch on the morning of September 25, 2007 that he was not available.

Upon return from the site, Mr. Hodges proposed a visit to Calgary for September 28, 2007 to work with Mr. Jutras on a presentation to the Tyler Board, and offered to make a presentation to the Tyler Board with respect to a business combination between Mercator and Tyler. Mr. Jutras informed Mr. Hodges that he would contact the Tyler Board members, determine availability for a presentation and inform Mr. Hodges of a suitable time.

On September 27, 2007 and again on September 28, 2007, Tyler released the results of the Preliminary Economic Evaluation ("**PEA**") that had been prepared in connection with the development potential of the Bahuerachi project.

Mr. Hodges prepared an updated presentation from publicly disclosed information, including the results of the PEA for the Tyler Board outlining the possibility of a business combination with Mercator, and forwarded the same to Mr. Jutras on September 28, 2007. Mr. Hodges suggested a presentation to the Tyler Board for the morning of October 1, 2007, followed by a site visit by the Tyler Board to the Mineral Park mine. Mr. Jutras advised Mr. Hodges that Tyler would not be in a position to convene a meeting of the Board until at least October 4, 2007 and that the meeting would have to take place by way of teleconference call. Mr. Hodges advised Mr. Jutras that he would be in Calgary on October 2, 2007 and would be available to meet with Mr. Jutras and Jennings' legal counsel to review the presentation if this was satisfactory to Mr. Jutras.

On October 2, 2007, Mr. Hodges, with Jennings' counsel, met with Mr. Jutras and Scott Reeves, an independent director of Tyler and a securities lawyer, and reviewed the presentation on the proposal of a business combination between Tyler and Mercator. A draft letter agreement regarding the proposed combination, and draft support agreement of the "friendly proposal" were reviewed and left with Messrs. Jutras and Reeves. Mr. Hodges suggested a visit to the Mineral Park mine by the Tyler Board was a prudent step in considering the proposal. Mr. Jutras stated that Tyler would convene an "information" board meeting on October 4, 2007. A confidentiality agreement to protect the confidentiality of discussions and the mutual exchange of confidential information between Tyler and Mercator executed by Mercator was signed by Mr. Jutras; however, no data was exchanged in advance of the Tyler Board meeting, as Mr. Jutras indicated that he would like to determine if a transaction was possible before detailed data exchange.

On October 4, 2007, the Mercator Board met and reviewed a presentation prepared by Jennings on the proposed business combination with Tyler. The Mercator board approved the execution and delivery of an offer letter to Tyler that detailed the terms of a proposed business combination between Mercator and Tyler, subject to customary conditions including the completion of due diligence (the "**Offer Letter**"). The proposal contained in the Offer Letter was superior to the current Offer due to the fact that the proposal, if accepted, provided for Tyler to support the proposal and recommend its acceptance to its shareholders and for Mercator to be provided with the right to conduct due diligence. In addition, the Offer Letter contained usual "deal protection" provisions for Mercator, including non-solicitation and right-to-match covenants by Tyler with the right of Tyler to support a superior third party proposal by payment of a negotiated "break-fee" in order to permit the Tyler Board to discharge its fiduciary obligations.

On October 5, 2007, Mr. Surratt, on behalf of Mercator, executed the Offer Letter. Mercator arranged to have the Offer Letter delivered to Messrs. Jutras, Reeves and Craven. The Offer Letter was left open for acceptance or discussion until October 10, 2007.

On October 10, 2007, Mercator was informed that the Tyler Board met with Tyler management to review the presentation and the Offer Letter, and was informed in writing that Tyler was unable to fully and properly assess the proposal contained in the Offer Letter at that time and, accordingly, was not able to proceed with the proposed transaction and would allow the offer to expire without acceptance.

On October 19, 2007, Mercator issued a news release announcing its intention to make the Offer for all of the Tyler Shares. Simultaneously, Mercator had delivered to the offices of Tyler a copy of the news release and a declaration executed by a senior officer of Mercator, requesting the delivery of a shareholder list in compliance with the applicable Alberta corporate legislation.

On October 22, 2007, Tyler issued a press release acknowledging the announcement by Mercator and indicating that the Tyler Board had formed a special committee comprised of Mr. Reeves as Chairman, Mr. Craven and two other independent Tyler Board members, to consider the offer made by Mercator. Tyler also announced the resignation of Mr. Simmerman as a director of Tyler.

4. Strategic Rationale

The Offeror believes that the proposed business combination between the Offeror and Tyler is a strategic combination that would result in the creation of a new mid-tier base metal producer by combining Mercator's Mineral Park copper and molybdenum production and growth in Arizona with Tyler's pipeline of exploration and potential development properties, including the Bahuerachi copper-zinc-moly-silver-gold resource base in Mexico. The Offeror believes that the proposed business combination will result in value creation for shareholders of both Tyler and Mercator and will offer the following direct and immediate benefits and opportunities to Tyler's existing Shareholders:

- A significant increase in share price, based on Tyler's pre-bid share price and Mercator's current share price.
- Exposure to current copper production and cash flow from Mineral Park.
- Participation in the forecast rapid growth in copper production at Mineral Park.
- Exposure to expected significant near-term molybdenum production at Mineral Park.
- Exposure to a highly-experienced mine financing and mine building team.
- Reduced risk in the development, financing and construction of Bahuerachi.
- The potential for development of Bahuerachi with little or no equity dilution.

Rapidly-Growing Mid-Tier Base Metal Producer

- Mercator, a TSX-listed copper producer, is currently generating over US$2 million in operating cash flow per month from its Mineral Park SX/EW copper mine in Arizona.
- Mercator expects to commence concentrate production from its Phase I mill expansion at Mineral Park in mid-2008, processing 25,000 tons per day of copper – molybdenum ore.
- The Phase II mill expansion at Mineral Park is scheduled for completion in mid-2009, processing 50,000 tons per day of copper – molybdenum ore.
- Mercator expects to exit 2009 with an annualized production rate of over 56 million pounds copper and 10.3 million pounds molybdenum.
- Given current economic forecasts, the Mineral Park mine is expected to generate enough cash to fund the construction of most of Tyler's Bahuerachi project in Mexico with little or no additional equity dilution.

Well Structured and Financed

- The Combined Company is expected to have approximately 88 million common shares issued (approximately 100 million fully diluted common shares outstanding), assuming Mercator acquires all of the outstanding Shares under the Offer and assuming the conversion or exercise only of the currently outstanding Options, Warrants or other convertible securities of Tyler (other than SRP Rights) that have a conversion or exercise price of $1.00 or less per Tyler Common Share.
- Mercator had a cash balance of approximately US$130 million as at June 30, 2007 and Tyler had a cash balance of approximately $9.8 million as at April 30, 2007.
- Mercator has current cash flow from operations of approximately US$2.2 million per month.
- The Mercator Technical Report forecasts significant earnings before interest, taxes, depreciation and amortization (EBITDA) over the life of the Mineral Park mine, far in excess of interest expense on Mercator's outstanding secured notes, based on the assumptions contained in the Mercator Technical Report. The reader is referred to the Mercator Technical Report.
- Mercator expects to finance most of the Bahuerachi project from free cash flow produced from the Mineral Park mine.

Production Growth Through To 2009

- Mercator's 2007 SX/EW copper production at the Mineral Park mine is forecast to be approximately 12 million pounds.
- A copper – molybdenum production expansion project is underway at the Mineral Park mine.
- Full capacity at the Mineral Park mine is forecast to be reached in 2009. Average annual production from the Mineral Park mine is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver, based on the Mercator Technical Report.

Attractive Resource Base To Underpin Future Growth

- According to the Mercator Technical Report, Mercator's Mineral Park mine has proven reserves of approximately 430.7 million tons grading 0.14% copper, 0.040% molybdenum and 0.08 oz/ton silver, and probable reserves of approximately 89.7 million tons grading 0.11% copper, 0.036% molybdenum and 0.07 oz/ton silver, using long term commodity prices of US$1.40 per pound copper, US$7.50 per pound molybdenum and US$7.50 per ounce silver, for a total of 520 million tons of proven and probable reserves, with contained metal of more than:
  - 1.36 billion pounds of copper, from mill reserves and heap leach reserves
  - 343 million pounds of molybdenum, from mill reserves
  - 35 million ounces of silver, from mill reserves

Experienced Management To Build the Projects and Continue Exploration at Bahuerachi

- Mercator management brings strong mine development, financing and construction expertise to the Combined Company.
- Mercator brings strong expected cash flows to the Combined Company, which would have pro forma financial strength to support the build-out of Tyler's Bahuerachi project.
- The exploration potential of Bahuerachi will be aggressively tested for several years while the projects are developed, constructed and operated.

The Offeror believes that the Offer represents significant value to Tyler's Shareholders by providing them with a significant premium to the price at which the Tyler Common Shares were trading prior to the announcement of the Offer, as well as the opportunity to participate in a growing base metal producer. The Combined Company offers a solid foundation of Mercator's operating SX/EW copper mine with expanding copper and molybdenum and Tyler's pipeline of exploration and potential development projects.

5. Purpose of the Offer

The purpose of the Offer is to acquire all of the outstanding Shares of Tyler. See also "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

If at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn, the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Shares validly deposited pursuant to the Offer, the Offeror may acquire any Shares not deposited to the Offer by Compulsory Acquisition, if available. If a Compulsory Acquisition is not available or if the Offeror decides not to proceed with a Compulsory Acquisition and the condition that at least 66 $^{2}/_{3}$% of the outstanding Shares (calculated on a fully diluted basis) are deposited to the Offer has been satisfied, and the Offeror takes up and pays for such Shares, the Offeror currently intends to propose a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer. There can be no assurance that such a transaction will be completed. The Offeror does not currently own any Shares.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist or request to delist the Shares from the TSXV and subject to applicable securities Laws, to cause Tyler to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. See "Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure" in Section 18 of the Circular.

See "Acquisition of Shares Not Deposited Pursuant to the Offer" in Section 21 of the Circular.

6. Plans for Tyler

If the Offer is successful and the Offeror acquires 100% of the outstanding Shares, the Offeror intends to conduct a detailed review of Tyler and its assets, corporate structure, capitalization, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. The Offeror intends to integrate the operations of Tyler into the operations of the Offeror as soon as possible after the Offer has been completed. See "Strategic Rationale" in Section 4 of the Circular.

7. Business Combination Risks

The combination of the Offeror with Tyler is subject to certain risks, including the following:

The Mercator Common Shares issued in connection with the Offer may have a market value different than expected.

The Offeror is offering to purchase Shares on the basis of 0.113 Mercator Common Shares for each Share. Therefore, each Shareholder would be entitled to receive 0.113 Mercator Common Shares for each Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Mercator Common Shares, the market values of the Mercator Common Shares and the Shares at the time of the take-up of Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Shares. If the market price of Mercator Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, commodity price changes and other factors over which the Offeror has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Shareholders tender their Shares. These changes may significantly affect the value of the consideration received for tendered Shares by non-Canadian Shareholders.

The Offeror has not verified the reliability of the information regarding Tyler included in, or which may have been omitted from, the Offer and Circular.

The Offeror has relied upon publicly available information about Tyler in connection with the information provided herein. All historical information regarding Tyler contained in the Offer and Circular, including all Tyler financial information and all pro forma financial information reflecting the pro forma effects of a combination of Tyler and the Offeror which are derived in part from Tyler's financial information, has been derived from Tyler's publicly available information. Any inaccuracy or material omission in Tyler's publicly available information, including the information about or relating to Tyler contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Combined Company and its results of operations and financial condition.

Change of control provisions in Tyler's agreements triggered upon the acquisition of Tyler may lead to adverse consequences.

Tyler may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold Shares representing a majority of the voting rights of Tyler. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Tyler's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Combined Company.

The integration of the Offeror and Tyler may not occur as planned.

The anticipated benefits of the Offer will depend in part on whether the operations, systems, management and cultures of each of Tyler and the Offeror can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies' operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

The market and listing for Shares may be affected.

The purchase of any Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, it may be possible for Tyler to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or any other jurisdiction in which it has an insignificant number of shareholders.

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Shares from the TSXV. Among such criteria are the number of shareholders and the number of shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. Additionally, to the extent permitted under applicable Law and TSXV rules, the Offeror intends to cause Tyler to apply to delist the Shares from the TSXV as soon as practicable. If the Shares are delisted and Tyler ceases to be a "public corporation" for the purposes of the Tax Act, the Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident holders of the Shares, as described in Section 23 of the Circular, "Certain Canadian Federal Income Tax Considerations".

After the consummation of the Offer, Tyler would become a majority-owned subsidiary of the Offeror and the Offeror's interests could differ from that of the Shareholders.

After the consummation of the Offer, the Offeror would have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Tyler's constating documents and approving mergers or sales of Tyler's assets. In particular, after the consummation of the

Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Shares not deposited pursuant to the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a right of acquisition, to integrate Tyler and the Offeror, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling the Offeror or its affiliate to acquire all Shares not acquired pursuant to the Offer. In any of these contexts, the Offeror's interests with respect to Tyler may differ from those of any remaining minority Shareholders who do not deposit their Shares.

The combination of the Offeror and Tyler may not be successfully completed without the possibility of Shareholders exercising dissent rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror's financial position and liquidity.

The Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of the Offeror.

The Offer is conditional upon, among other things, the Offeror having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by the Offeror including, without limitation, those under applicable competition, merger control, antitrust or other similar laws. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of the Offeror.

The Offeror is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, the Offeror may be exposed to increased environmental costs and liabilities given the operations of Tyler.

Each of the Offeror and Tyler is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. The Offeror has established reserves for environmental remediation activities and liabilities and, due to its current stage, Tyler has not had to establish reserves that would be required for a producing company. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of the Offeror and Tyler to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's financial position and results of operations.

The Offeror may not realize the benefits of the Combined Company's new properties.

As part of its strategy, the Offeror will continue its efforts to develop new properties and will have an expanded portfolio of such properties as a result of the combination with Tyler. A number of risks and uncertainties are associated with the development of these types of properties, including exploration, development, political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The Offeror may be subject to significant risks associated with its expanded portfolio of properties.

If there are significant delays in the exploration, development and production on the expanded portfolio of properties and/or the properties are determined not to be economically viable and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on the Offeror.

Shareholders of Tyler will realize dilution of their interest

As a result of the issuance of Mercator Common Shares under the Offer, the Shareholders' ownership interest in the Combined Company will be diluted, relative to their current ownership interest in Tyler. See Section 10 of the Circular, "Certain Information Concerning the Offeror and Its Shares – Authorized and Outstanding Share Capital".

The issuance of a significant number of Mercator Common Shares and the potential resale of a significant number of such shares on the TSX could adversely affect the market price of Mercator Common Shares after the take-up of Shares under the Offer.

If all of the Shares are tendered to the Offer, a significant number of additional Mercator Common Shares will be available for trading in the public market. In addition, if Shareholders resident in the United States tender Shares to the Offer, certain of the Mercator Common Shares that would otherwise have been issued to such Shareholders may be immediately resold through the TSX if Mercator is not satisfied that such shares may be delivered to such Shareholders without further action in compliance with applicable securities laws. Such sales may adversely affect the market price of Mercator Common Shares. Moreover, the overall increase in the number of Mercator Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Mercator Common Shares. The perceived risk of substantial sale of Mercator Common Shares, as well as any actual sales of such Mercator Common Shares in the public market, could adversely affect the market price of the Mercator Common Shares.

Nature of the Securities

The securities of Mercator involve a high degree of risk and should be acquired only by investors whose financial resources are sufficient to enable them to assume such risks. Mercator's securities should not be acquired by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Mercator should not constitute a major portion of an investor's portfolio.

Price of Volatility of Public Stock

The market price of securities of Mercator has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of Mercator. It may be anticipated that any market for Mercator's shares will be subject to market trends generally and the value of Mercator's shares on the TSX may be affected by such volatility.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Tyler and Mercator.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Tyler and Mercator are organized under the laws of Canada and have certain locations and assets in foreign countries, and that some of the Tyler and Mercator officers and directors, as well as some of the experts named in this Offer and Circular and the Dealer Managers are residents of countries other than the United States.

Additional Risk Factors

In assessing the Offer, Shareholders should also carefully review the risks described in the Offeror's Annual Information Form, filed with certain Canadian provincial securities regulatory authorities. In addition, Tyler may be subject to risks that are not applicable or material to the Offeror at the present time, but that may apply to the Combined Company. Risk factors relating to Tyler can be found in Tyler's Management's Discussion and Analysis, filed with certain Canadian provincial securities regulatory authorities.

8. Source of Offered Consideration

The Offeror will issue Mercator Common Shares to or for the account of Shareholders who tender their Tyler Shares under the Offer. Fractional Mercator Common Shares will not be issued. Where a Shareholder is entitled to receive Mercator Common Shares as consideration under the Offer and the aggregate number of Mercator Common Shares to be issued to such Shareholder would result in a fraction of a Mercator Common Share being issuable, the number of Mercator Common Shares to be received by or for the account of such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Mercator Common Shares.

The Offeror will pay certain expenses associated with the Offer including, without limitation, the Offeror's legal fees, fees and expenses payable to the Offeror's financial advisors, the Depositary and the TSX in connection with the listing of the Mercator Common Shares to be issued as consideration for Shares tendered in the Offer, regulatory filing fees and printing and mailing costs. The Offeror expects the expenses of the Offer to be approximately US$5.7 million. The Offeror has sufficient funds to make all such cash payments.

Tyler's outstanding convertible debentures issued on November 21, 2006 are redeemable by Tyler at the option of both Tyler and the holders of the convertible debentures in the event of, among other things, any change in the beneficial ownership of the outstanding Shares which results in a person being in a position to exercise de facto control of Tyler (which would be triggered in the event the Offer was successful). As at April 30, 2007, based on the information contained in Tyler's interim financial statements for the nine month period ended April 30, 2007, $2,041,000 in convertible debentures of Tyler were outstanding. In the event all of these convertible debentures were redeemed for cash, Mercator may need to fund redemption payments in the aggregate amount of $2,041,000. The Offeror has sufficient funds to fund all such redemption payments.

9. Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) the Offeror's historical consolidated financial information as at and for the years ended December 31, 2006, 2005 and 2004 and as at and for the six month periods ended June 30, 2007 and 2006, (ii) Tyler's historical consolidated financial information as at and for the years ended July 31, 2006, 2005 and 2004 and as at and for the nine month periods ended April 30, 2007 and 2006 and (iii) unaudited pro forma consolidated financial information for the Offeror as at and for the six months ended June 30, 2007 and for the year ended December 31, 2006. The historical financial information for the Offeror as at and for the years ended December 31, 2006, 2005 and 2004 has been derived from the Offeror's audited consolidated financial statements and as at and for the six month periods ended June 30, 2007 and 2006 has been derived from the Offeror's amended unaudited consolidated financial statements, which are available on the SEDAR website at www.sedar.com. The historical financial information for Tyler as at and for the years ended July 31, 2006, 2005 and 2004 has been derived from Tyler's audited consolidated financial statements and as at and for the nine month periods ended April 30, 2007 and 2006 has been derived from Tyler's unaudited consolidated financial statements, which are available on the SEDAR website at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited *pro forma* consolidated financial statements of the Offeror and the accompanying notes thereto included in the Circular. The summary unaudited pro forma consolidated financial statement information for the Offeror gives effect to the proposed acquisition of Tyler as if such had occurred as at June 30, 2007 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2006 for the purposes of the pro forma consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007. In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between the Offeror and Tyler due to the limited publicly available information of Tyler. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and accompanying notes included in Schedule "A" to the Offer and Circular.

Summary of Consolidated Financial Information of Mercator

(in United States dollars)

	Six months ended June 30,		Year ended December 31,		
Canadian GAAP	2007	2006	2006	2005	2004
Consolidated Statement of Operations					
Sales	18,084,310	12,039,433	31,010,071	11,269,981	4,198,671
Net earnings for the period (loss)	(6,446,466)	2,364,795	7,067,657	369,177	(531,216)
Earnings (loss) per share — basic	(0.09)	0.05	0.13	0.01	(0.03)
— diluted	(0.09)	0.04	0.11	0.01	(0.03)

	As at June 30,		As at December 31,		
	2007	2006	2006	2005	2004
Consolidated Balance Sheet Data					
Cash and cash equivalents	130,003,645	15,380,570	11,076,108	1,899,773	1,546,738
Other current assets	23,524,443	6,315,273	13,852,937	3,848,265	483,592
Property, plant and equipment	21,273,275	13,098,685	19,376,907	12,209,584	2,544,300
Assets under construction	17,872,043	-	6,000,000	-	-
Mineral properties	-	-	-	-	-
Other non-current assets	3,087,624	2,862,093	2,916,718	2,796,816	2,593,488
Total assets	195,731,030	37,656,621	53,222,670	20,754,438	7,168,118
Current liabilities	6,268,689	3,747,257	7,111,798	1,492,691	1,247,683
Total long-term liabilities	121,815,020	4,695,226	9,646,270	4,736,872	4,402,753
Book value per share	0.85	0.53	0.57	0.31	0.09
Ratio of earnings to fixed charges					
Ratio[1]	2.1	0.0	0.0	0.4	0.7
Deficiency[2]	3,466,177	0	0	0	531,216

Summary of Consolidated Financial Information of Tyler
(in Canadian dollars)

	Nine months ended April 30,		Year ended July 31,		
Canadian GAAP	**2007**	**2006**	**2006**	**2005**	**2004**
Consolidated Statement of Operations					
Sales	-	-		-	-
Operating earnings (loss)	(236,758)	(1,013,646)	(2,663,670)	(1,631,597)	(1,144,770)
Net earnings for the period (loss)	(447,993)	(1,013,646)	(2,663,670)	(1,631,597)	(1,144,770)
Earnings (loss) per share — basic	(0.00)	(0.01)	(0.03)	(0.02)	(0.02)
— diluted	(0.00)	(0.01)	(0.03)	(0.02)	(0.02)

	As at April 30,		As at July 31,		
	2007	**2006**	**2006**	**2005**	**2004**
Consolidated Balance Sheet Data					
Cash and cash equivalents	9,792,382	5,318,246	2,224,922	10,268,934	2,344,456
Other current assets	787,189	56,961	1,417,149	33,465	21,425
Property, plant and equipment	-	-	-	-	-
Assets under construction	-	-	-	-	-
Mineral properties	19,694,511	16,266,805	16,268,686	9,834,155	5,683,983
Other non-current assets	311,848	114,378	103,779	118,438	89,477
Total assets	30,585,930	21,756,390	20,014,686	20,254,992	8,139,341
Current liabilities	494,292	1,184,797	948,213	319,119	48,498
Total long-term liabilities	1,769,035	-	55,950	-	-
Book value per share	0.28	0.23	0.21	0.26	0.16
Ratio of earnings to fixed charges					
Ratio	0.0	0.0	0.0	0.0	0.0
Deficiency	447,993	1,013,646	2,663,670	1,631,597	1,144,770

Summary of Unaudited Pro Forma Consolidated Financial Information of Mercator
(in United States dollars)

	Six months ended June 30, 2007	Year ended December 31, 2006
Canadian GAAP	**Mercator and Tyler**	**Mercator and Tyler**
Pro Forma Consolidated Statement of Operations		
Sales	18,084,000	31,010,000
Net earnings (loss) for the period	(7,199,000)	4,603,000
Earnings (loss) per share - basic	(0.08)	0.07
Earnings (loss) per share - diluted	(0.08)	0.06

	As at June 30, 2007 Mercator and Tyler
Pro Forma Consolidated Balance Sheet Data	
Cash and cash equivalents	141,177,000
Other current assets	24,230,000
Property, plant and equipment	39,197,000
Mineral properties	134,265,000
Other non-current assets	3,168,000
Total assets	342,037,000
Total current liabilities	6,712,000
Total long-term liabilities	121,864,000

---

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before provision for income taxes plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized plus amortization of debt discount.

(2) For purposes of calculating the deficiency, earnings from continuing operations is adjusted for the same items and fixed charges are determined in the same manner as described in footnote (1). The deficiency represents the dollar amount of earnings that would be required to result in a ratio of 1:1.

10. Certain Information Concerning the Offeror and Its Shares

Authorized and Outstanding Share Capital

The authorized share capital of the Offeror consists of an unlimited number of Mercator Common Shares. As of November 7, 2007, there were 73,760,734 Mercator Common Shares issued and outstanding. As of November 7, 2007, options to acquire an aggregate of 5,454,566 Mercator Common Shares and warrants to acquire 6,128,807 Mercator Common Shares were outstanding.

Holders of Mercator Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders (with no cumulative voting rights) and to receive notice of and to attend all annual and special meetings of the Offeror. Holders of Mercator Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Offeror in respect of the Mercator Common Shares. The holders of Mercator Common Shares are entitled to share rateably in any distribution of the assets of the Offeror on liquidation, dissolution or winding-up.

The following table sets forth the number of currently outstanding Mercator Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of the Offeror attached as Schedule "A" hereto.

Pro Forma Mercator Common Shares Outstanding and Ownership

	# of Mercator Common Shares	% Upon Completion of the Offer
Mercator Common Shares Outstanding		
Existing Mercator Shareholders (as of June 30, 2007)	73,623,739	83%
Mercator Common Shares to be Issued in Offer		
Existing Tyler Shareholders (as of April 30, 2007)(1)	14,581,543	17%
TOTAL:	88,205,282	100%

---

(1) Assumes the exercise only of the outstanding Options or Warrants of Tyler that have an exercise price of $1.00 or less per Tyler Common Share.

Consolidated Capitalization

The following table sets forth the Offeror's consolidated capitalization as at June 30, 2007, adjusted to give effect to the material changes in the share and loan capital of the Offeror since June 30, 2007, the date of the Offeror's most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, the amended unaudited consolidated financial statements of the Offeror as at and for the six month period ended June 30, 2007, including the notes thereto, and amended management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at June 30, 2007 (in US dollars)	As at June 30, 2007 After Giving Effect to the Offer (unaudited)
Debt[1]	120,589,000	120,589,000
Common shares[2] (Authorized — unlimited)	53,139,000	199,246,000
Contributed surplus	20,623,000	20,623,000
(Deficit) retained earnings	(6,115,000)	(6,408,000)
Total capitalization	188,236,000	334,050,000

(1) Debt includes $108,127,423 (being the June 30, 2007 net book value of $120 million of secured notes) and $12,461,125 in certain equipment loans. Assumes the repayment of convertible debt outstanding in Tyler as of April 30, 2007.

(2) Assumes the exercise only of the April 30, 2007 outstanding Options and Warrants of Tyler that have an exercise price of $1.00 or less per Tyler Common Share. See "Authorized and Outstanding Share Capital — Pro Forma Mercator Common Shares Outstanding and Ownership" in Section 10 of the Circular.

Dividend and Dividend Policy

There are no restrictions which prevent the Offeror from paying dividends. The Offeror has not paid any dividends since incorporation and the Offeror has no present intention of paying any dividends in the foreseeable future, as it anticipates that all available funds will be invested to finance the growth of its business. Payment of dividends in the future is dependent upon the earnings and financial condition of the Offeror and other factors which the directors may deem appropriate at the time (subject to restrictions on the payment of dividends contained in the indenture relating to Mercator's outstanding secured notes).

Price Range and Trading Volumes of the Mercator Common Shares

The principal market on which the Mercator Common Shares trade is the TSX. The following tables set forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading of the Mercator Common Shares on the TSX.

Monthly Price Range and Trading Volumes

Period	High (Cdn$)	Low (Cdn$)	Volume
2006			
January	1.40	0.97	4,679,675
February	1.40	1.11	2,219,857
March	2.00	1.12	6,561,828
April	2.77	2.00	5,979,316
May	3.15	1.95	4,929,335
June	2.25	1.60	3,189,706

July	2.25	1.95	998,712
August	2.50	2.02	1,122,671
September	2.70	2.05	3,049,168
October	2.75	2.05	1,391,282
November	2.90	1.90	2,850,189
December	3.08	2.33	2,185,445
2007			
January	2.98	2.50	2,331,166
February	3.74	2.80	5,858,156
March	4.35	2.87	9,865,822
April	6.22	4.23	22,007,820
May	6.70	5.25	18,626,674
June	8.29	6.38	14,411,930
July	9.60	7.89	8,663,562
August	8.62	4.10	14,223,184
September	9.97	5.80	7,729,638
October	10.21	8.16	14,607,138
November 1-7	10.64	9.46	2,438,000

Quarterly Price Range and Trading Volumes

Period	High (Cdn$)	Low (Cdn$)	Volume
2005			
January — March	1.05	0.46	4,299,814
April — June	0.90	0.60	1,709,066
July — September	1.10	0.72	9,670,946
October — December	1.06	0.82	3,540,322
2006			
January — March	2.00	0.97	13,461,360
April — June	3.15	1.60	14,098,357
July — September	2.70	1.95	5,170,551
October — December	3.08	1.90	6,426,916
2007			
January — March	4.35	2.50	18,055,144
April — June	8.29	4.23	55,046,424
July — September	9.97	4.10	30,616,384
October 1 — November 7	10.64	8.16	17,045,138

The closing price of the Mercator Common Shares on the TSX on October 18, 2007, the last trading day prior to the announcement of the Offeror's intention to make the Offer, was $9.80.

11. Documents Incorporated by Reference

The following documents of the Offeror, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a) the Annual Information Form for the year ended December 31, 2006 dated March 28, 2007;

(b) the management information circular of the Offeror dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the Offeror held on May 31, 2007;

(c) the comparative audited consolidated financial statements of the Offeror and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the reports of the auditors thereon, and management's discussion and analysis relating thereto;

(d) the amended comparative unaudited consolidated financial statements of the Offeror and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto;

(e) the material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine;

(f) the material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units;

(g) the material change report filed February 15, 2007, respecting the closing of the short form prospectus offering; and

(h) the material change report filed October 22, 2007, respecting the Offer.

Information has been incorporated by reference in the Offer and Circular from documents filed with certain securities commissions or similar authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Mercator, 1971 Sandown Place, North Vancouver, British Columbia, V7P 3C3, telephone 604-981-9661 or may be obtained on the SEDAR website at www.sedar.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms, information circulars and business acquisition reports filed by the Offeror with securities commissions or similar authorities in the provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, the Offeror is not aware of any information that indicates any material change in the affairs of the Offeror since the date of the last published financial statements of the Offeror.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through the Offeror's website (www.mercatorminerals.com) or any other website does not form part of the Offer and Circular.

12. Ownership of and Trading in Shares of Tyler

No securities of Tyler are beneficially owned, directly or indirectly, nor is control or direction exercised over any securities of Tyler, by the Offeror, the directors and senior officers of the Offeror or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by: (i) any associates of a director or senior officer of the Offeror, (ii) any person or company acting jointly or in concert with the Offeror, or (iii) any person or company holding more than

10% of any class of equity securities of the Offeror, except Michael Surratt, the President, Chief Executive Officer and a director of Mercator, holds 20,000 Tyler Common Shares, Ronald Vankoughnett, a director of Mercator, holds 20,000 Tyler Common Shares and Gary Simmerman, the Vice President, Engineering and Mine Manager of Mercator, holds 150,000 Tyler Options. There is no person acting jointly or in concert with the Offeror in connection with the Offer.

To the knowledge of the Offeror and its directors and senior officers, after reasonable enquiry, no such person referred to in the preceding paragraph has traded in any securities of Tyler during the six months preceding the date of the Offer, except Michael Surratt. the President, Chief Executive Officer and a director of Mercator, purchased 40,000 Tyler Common Shares at a price of US$0.52 per share on April 23, 2007 and sold 40,000 Tyler Common Shares at a price of US$0.89 per share on May 25, 2007 and Ronald Vankoughnett, a director of Mercator, purchased 16,500 Tyler Common Shares at a price of $0.57 per share on April 24, 2007, sold 16,500 Tyler Common Shares at a price of $0.79 per share on May 24, 2007 and purchased 20,000 Tyler Common Shares at a price of $0.67 per Tyler Common Share on September 11, 2007.

The Offeror has not purchased or sold any securities of Tyler during the twelve months preceding the date of the Offer.

13. Commitments to Acquire Shares of Tyler

Other than pursuant to the Offer, there are no commitments to acquire Shares or other securities of Tyler by the Offeror or its directors or senior officers or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by: (i) any associates of a director or senior officer of the Offeror, (ii) any person or company acting jointly or in concert with the Offeror, or (iii) any person or company holding more than 10% of any class of equity securities of the Offeror.

14. Arrangements, Agreements or Understandings

Except as otherwise determined herein, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Tyler.

There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of Tyler with respect to the Offer or between the Offeror and any person or company with respect to any securities of Tyler in relation to the Offer.

15. Benefits from the Offer

Except as otherwise disclosed, to the knowledge of Mercator, no person will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer. Certain Options, Warrants or other securities of Tyler that are convertible into or exchangeable or exercisable for common shares of Tyler that are not currently convertible, exchangeable or exercisable may become convertible, exchangeable or exercisable that upon the completion of the Offer and certain officers or employees of Tyler may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

16. Material Changes and Other Information Concerning Tyler

The Offeror has no information that indicates any material change in the affairs of Tyler since the date of the last published financial statements of Tyler other than as has been publicly disclosed by Tyler. The Offeror has no knowledge of any material fact concerning securities of Tyler that has not been generally disclosed by Tyler or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17. Certain Information Concerning Tyler and Its Shares

Authorized and Outstanding Capital

Based on publicly available information, the authorized share capital of Tyler is comprised of an unlimited number of Tyler Common Shares without par value and an unlimited number of preferred shares without par value. As of April 30, 2007, based on the information contained in Tyler's interim financial statements for the nine month period ended April 30, 2007, there were 111,411,379 Tyler Common Shares and no preferred shares of Tyler issued and outstanding.

The Offeror understands that as at April 30, 2007, based on the information contained in Tyler's interim financial statements for the nine month period ended April 30, 2007, Tyler had 6,075,000 Options outstanding which, if exercised on that date, would give rise to the issuance of 6,075,000 Tyler Common Shares, 12,438,827 Warrants outstanding which, if exercised on that date, would give rise to the issuance of 12,438,827 Tyler Common Shares, and 2,041 $1,000 principal amount of convertible debentures outstanding bearing interest at 10% per annum, which may be paid in cash or Tyler Common Shares at the option of Tyler. The Offeror understands that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Tyler of any Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Shares, except the SRP Rights.

Dividends and Dividend Policy

According to publicly available information, there are no restrictions on the payment of dividends by Tyler, which are payable at the discretion of the board of directors of Tyler. No dividends have been declared by Tyler in 2007, 2006, 2005 or 2004.

Previous Distributions of Shares

The following is based on publicly available information disclosed by Tyler.

During the period since July 31, 2006, Tyler issued:

(a) 20,000,000 units on March 15, 2007 at a price of $0.50 per unit for gross proceeds of $10,000,000. Each unit consisted of one Tyler Common Share and one-half of one Warrant, each whole Warrant exercisable for one common share at a price of $0.60 for a period of 18 months;

(b) 1,140,000 agent's Warrants on March 15, 2007, each agent's Warrant exercisable for one common share at a price of $0.50 for a period of 18 months;

(c) 2,041 units on November 21, 2006 at a price of $980 per unit for gross proceeds of $2,000,180. Each unit consisted of one convertible debenture having a face value of $1,000 and 500 Warrants, each Warrant being exchangeable for one common share at a price of $0.55 for a period of two years; and

(d) 278,327 agent's Warrants on November 21, 2006, each agent's Warrant being exercisable for one common share at a price of $0.55 for a period for 18 months.

During the twelve month period ended July 31, 2006, Tyler did not issue any securities.

During the twelve month period ended July 31, 2005, Tyler issued:

(a) 4,017,800 units on April 26, 2005 at a price of $1.25 per unit for gross proceeds of $5,022,250. Each unit consisted of one Tyler Common Share and one Warrant, each Warrant being exercisable for one common share at a price of $1.75 for a period of two years; and

(b) 3,892,600 units on April 28, 2005 at a price of $1.25 per unit for gross proceeds of $4,865,750. Each unit consisted of one Tyler Common Share and one Warrant, each Warrant being exercisable for one common share at a price of $1.75 for a period of two years.

During the twelve month period ended July 31, 2004, Tyler issued:

(a) 13,003,000 units on March 17, 2004 at a price of $0.25 per unit for gross proceeds of $3,250,750. Each unit consisted of one Tyler Common Share and one-half of one Warrant, each Warrant being exercisable for one common share at a price of $0.35 for a period of 18 months;

(b) 1,040,240 agent's options on March 17, 2004 to acquire units of Tyler; and

(c) 2,500,000 units on December 23, 2003 at a price of $0.06 per unit for gross proceeds of $150,000. Each unit consisted of one Tyler Common Share and one Warrant, each Warrant being exercisable for one common share at a price of $0.10 for a period of one year.

The Offeror believes that the foregoing are the only distributions of the Shares effected during the three most recently completed fiscal years of Tyler, and subsequent thereto, other than any distributions of Shares pursuant to Options and Warrants.

Price Range and Trading Volumes of the Tyler Common Shares

The principal market on which the Tyler Common Shares trade is the TSXV. The following tables set forth, for the periods indicated, the reported high and low closing prices and the aggregate volumes of trading of the Tyler Common Shares on the TSXV.

Monthly Price Range and Trading Volumes

Period	High (Cdn$)	Low (Cdn$)	Volume
2006			
January	1.470	1.000	12,520,415
February	1.190	1.030	4,386,887
March	1.120	1.000	6,587,515
April	1.070	0.760	11,229,315
May	0.920	0.610	12,353,360
June	0.700	0.475	4,088,882
July	0.600	0.335	5,166,957
August	0.670	0.400	2,342,191
September	0.630	0.375	9,255,771
October	0.495	0.405	4,416,808
November	0.460	0.365	6,327,641
December	0.450	0.350	8,592,967
2007			
January	0.490	0.395	5,446,452
February	0.960	0.450	10,538,930
March	0.650	0.520	5,565,344
April	0.620	0.510	3,833,471
May	1.030	0.500	35,838,497
June	0.970	0.680	8,217,430
July	0.830	0.580	11,322,350
August	0.660	0.425	6,921,827
September	0.850	0.600	11,072,751
October	1.20	0.65	25,849,044
November 1-7	1.27	1.16	2,858,296

Quarterly Price Range and Trading Volumes

Period	High (Cdn$)	Low (Cdn$)	Volume
2005			
January — March	2.180	0.680	69,314,411
April — June	1.800	0.950	23,956,084
July — September	1.530	0.800	19,762,193
October — December	1.490	1.000	14,154,384
2006			
January — March	1.470	0.980	21,413,278
April — June	1.070	0.475	27,671,557
July — September	0.670	0.335	16,764,919
October — December	0.495	0.350	19,335,146
2007			
January — March	0.690	0.395	21,550,726
April — June	1.030	0.500	47,407,768
July — September	0.850	0.425	26,795,095
October 1 — November 7	1.27	0.65	28,707,340

On October 18, 2007, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the Tyler Common Shares on the TSXV was $0.74 and the closing price of the Mercator Common Shares on the TSX was $9.80. On November 7, 2007, the closing price of the Tyler Common Shares on the TSXV was $1.17 and the closing price of the Mercator Common Shares on the TSX was $10.14. The Offer Consideration represents a premium of approximately 50% over the closing price of the Tyler Common Shares on the TSXV on October 18, 2007, based on the closing price of the Mercator Common Shares on the TSX on October 18, 2007. Based on the volume weighted average price of the Mercator Common Shares on the TSX for the 20 trading days ending October 18, 2007, the Offer Consideration represents a premium of approximately 35% over (i) the closing price of the Tyler Common Shares on the TSXV on October 18, 2007 and (ii) the volume weighted average price of the Tyler Common Shares on the TSXV for the 20 trading days ending October 18, 2007.

18. Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure

Market for Shares. The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares and, depending on the number of Shares purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

Listing and Quotations. The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of Shares from the TSXV. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Shares could be delisted on the TSXV and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.

If the Offeror acquires the Shares not deposited pursuant to the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, it is the intention of the Offeror to apply to delist the Shares from the TSXV as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

Public Disclosure by Tyler. After the purchase of the Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Tyler may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities Laws of certain provinces of Canada and such other jurisdictions where Tyler has similar obligations. Furthermore, it may be possible for Tyler to request the elimination of the public reporting requirements of any province or jurisdiction where a small number of Shareholders reside. If permitted by Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Tyler to cease to be a reporting issuer under the securities Laws of each province of Canada and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

19. Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to the Offeror of various domestic and foreign regulatory authorities having jurisdiction over the Offeror or Tyler, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Canadian Securities Laws

The distribution of the Mercator Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Mercator Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Tyler Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

US Securities Laws

The Mercator Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

Mercator Common Shares issued to Tyler Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if a Shareholder tenders Shares in the Offer that bear a US Securities Act restrictive legend, any Mercator Common Shares issued to such Shareholder in exchange for such Shares shall also bear a US Securities Act restrictive legend. In addition, Mercator Common Shares acquired by affiliates of the Offeror may be resold only outside the United States pursuant to Regulation S under the US Securities Act, pursuant to a subsequent registration statement under the US Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or director of the Offeror or, if the Offer is completed, Tyler or a shareholder who beneficially owns more than 10% of the outstanding Mercator Common Shares.

Other Jurisdictions

The Offeror is continuing to assess possible regulatory filings and approvals in a number of other jurisdictions. At present, the Offeror is in the process of determining whether it is required to make a regulatory filing with the Mexican Federal Competition Commission, which it will make if required to do so. The Offeror believes that, based on publicly available information, it is not likely that any further regulatory filings in other jurisdictions will be required.

20. Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan of Tyler obtained from public disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

On September 26, 2007, the Board of Directors announced the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan is described as being effective immediately upon adoption, although it is to be submitted to holders of Shares for ratification at Tyler's next meeting of shareholders. Tyler made a copy of the Shareholder Rights Plan public on the SEDAR website at www.sedar.com on October 24, 2007. Set out below is a description of the Shareholder Rights Plan based on public documents filed by Tyler with the Canadian securities regulatory authorities.

Pursuant to the Shareholder Rights Plan, Tyler issued one right (an "**SRP Right**") in respect of each Tyler Common Share outstanding as of the close of business on September 25, 2007 and authorized the issue of one SRP Right for each Tyler Common Share issued thereafter. The SRP Rights are attached to the Tyler Common Shares and are not exercisable until the "**Separation Time**", which is defined in the Shareholder Rights Plan to mean the close of business (Calgary time) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the earliest of: (a) the first date of public announcement of facts indicating that a person has become an Acquiring Person (as described below); (b) the date of the commencement of, or first public announcement of, the intent of any person to commence a Take-over Bid (as defined in the Shareholder Rights Plan) other than a "Permitted Bid" (as defined in the Shareholder Rights Plan) or a "Competing Permitted Bid" (as defined in the Shareholder Rights Plan); and (c) the date that a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as may be determined by the Board of Directors acting in good faith.

After the Separation Time, each SRP Right entitles the holder to purchase one Tyler Common Share at a price (the "**SRP Exercise Price**") of $100 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an "**Acquiring Person**") becomes the "**Beneficial Owner**" (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Tyler Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a "**Flip-in Event**"), then after the close of business on the tenth day (or such later day as the Board of Directors may determine) after the first date of public announcement by Tyler or an Acquiring Person that an Acquiring Person has become such, each SRP Right will constitute within ten Business Days the right to purchase from Tyler upon exercise thereof that number of Tyler Common Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Tyler Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholdings of any such Acquiring Person. "**Market Price**" for a security on any date of determination means the average of the daily Closing Prices per Security (as defined in the Shareholder Rights Plan) for such securities on each of the 20 consecutive Trading Days (as defined in the Shareholder Rights Plan) through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Tyler Common Shares and will be transferable only together with the associated Tyler Common Shares. After the Separation Time, separate certificates evidencing the Rights ("**Rights Certificates**"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Tyler Common Shares and Convertible Securities (as defined in the Shareholder Rights Plan) (other than an Acquiring Person) as of the Separation Time. The Offeror has no reason to believe that the Board of Directors of Tyler will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by the Offeror in that regard.

The Shareholder Rights Plan does not apply to certain types of transactions, including "Permitted Bids". A "**Permitted Bid**" is a Take-over Bid which, among other things, is made to all Shareholders of record, other than the offeror, remains open for at least 60 days and provides that no Tyler Common Shares may be taken up unless more than 50% of the aggregate of the then outstanding Tyler Common Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of the date the Take-over Bid would otherwise expire and extend the bid for a period of not less than ten Business Days. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

Under the Shareholder Rights Plan, the Board of Directors has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Tyler Common Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Event made by means of a take-over bid circular to all holders of Tyler Common Shares. The Board of Directors also has the right, with the prior consent of the holders of Tyler Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments.

It is a condition of the Offer that the Offeror shall have determined in its sole discretion that, on terms satisfactory to the Offeror: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Tyler Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See "Conditions of the Offer" in Section 4 of the Offer.

21. Acquisition of Shares Not Deposited Pursuant to the Offer

It is the Offeror's current intention that if it takes up and pays for Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable the Offeror to acquire all Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Shares, other than Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates and associates (as such terms are defined in the ABCA), and the Offeror acquires or is bound to take up and pay for such deposited Shares pursuant to the Offer, the Offeror intends to acquire the Shares not deposited pursuant to the Offer on the same terms as the Shares acquired under the Offer pursuant to the provisions of Part 16 of the ABCA (a "**Compulsory Acquisition**") or by a Subsequent Acquisition Transaction (as more fully described under "Subsequent Acquisition Transaction" below.

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a "**Dissenting Offeree**"), of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Tyler the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 196 of the ABCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Shares held by such Dissenting Offeree to the Offeror and must elect either to transfer such Shares to the Offeror on the terms on which the Offeror acquired Shares under the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror's Notice. A Dissenting Offeree who does not within 20 days after the Dissenting Offeree receives the Offeror's Notice notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to the Court of Queen's Bench of Alberta to fix the fair value of such Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to the Offeror referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the

Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Part 16 of the ABCA. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Part 16 of the ABCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited to the Offer and the statutory right of Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Shares taken up and paid for under the Offer, to take such action as is necessary or advisable, including causing a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Tyler and the Offeror or an affiliate of the Offeror, for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**").

Provided that at least 66 $^{2}/_{3}$% of the outstanding Shares on a fully diluted basis are deposited to the Offer (which is a condition of the Offer) and the Offeror takes up and pays for such Shares, the Offeror will own sufficient Shares to effect such Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction described above may constitute a "business combination" or a "going private transaction" within the meaning of certain applicable Canadian securities legislation including OSC Rule 61-501 and AMF Regulation Q-27. Under OSC Rule 61-501 and AMF Regulation Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a "business combination" or a "going private transaction" if it would result in the interest of a holder or beneficial owner of Shares being terminated without such holder's or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefore. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares will be a "business combination" or a "going private transaction" under OSC Rule 61-501 and AMF Regulation Q-27.

In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" or a "going private transaction" carried out in accordance with OSC Rule 61-501 and AMF Regulation Q-27 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

OSC Rule 61-501 and AMF Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 exempting the Offeror or Tyler or their respective affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

Depending on the nature and the terms of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the ABCA will require the approval of at least 66 $^{2}/_{3}$% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. OSC Rule 61-501 and AMF Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders would be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Offeror, any "related party" of the Offeror or any other "interested party" (within the meaning of OSC Rule 61-501 and AMF Regulation Q-27) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers or any person acting jointly or in concert with any of the foregoing.

OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value, to and in the same form as, the consideration paid pursuant to the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not (i) acting jointly or in concert with the Offeror in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (as defined in OSC Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (as defined in OSC Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule OSC 61-501 and AMF Regulation Q-27 would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares under Part 16 of the ABCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Tyler will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Tyler, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction involving Tyler.

If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no action to acquire additional Shares. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and AMF Regulation Q-27. The Offeror has been advised that the trend both in legislation and in Canadian jurisprudence is toward permitting business combinations to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

22. Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Offer to Purchase generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm's length with both Mercator and Tyler, (ii) are not affiliated with either Mercator or Tyler, and (iii) hold their Shares as capital property. Shares will generally be considered capital property to a Shareholder unless the Shareholder holds the Shares in the course of carrying on a business of buying and selling securities or has acquired the Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who are resident in Canada for purposes of the Tax Act and whose Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is based on the assumption that if the SRP Rights are acquired by Mercator, there is no value to the SRP Rights, and no amount of the consideration paid by the Mercator will be allocated to the SRP Rights. This summary does not apply to a Shareholder that (i) is a "financial institution" (as defined in the Tax Act); (ii) is a "specified financial institution" (as defined in the Tax Act); or (iii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act).

This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**") as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"). However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice regarding the income tax consequences of the Arrangement having regard to their particular circumstances.

This summary is not applicable to a Shareholder who has acquired their Shares pursuant to the exercise of a stock option and any such Shareholder should consult his or her own tax advisor with respect to the tax consequences of the Offer.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.

Exchange of Shares Pursuant to the Offer

A Shareholder who receives Mercator Common Shares in exchange for Shares pursuant to the Offer will realize a tax-deferred rollover on the exchange except where the Shareholder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Shareholder will be considered to have disposed of his or her Shares for proceeds of disposition equal to their aggregate adjusted cost base to the Shareholder immediately before the exchange and to have acquired the Mercator Common Shares received on the exchange at a cost equal to such aggregate adjusted cost base.

A Shareholder who chooses to include in computing the Shareholder's income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Mercator Common Shares acquired by such Shareholder on the exchange. As a result, the Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Shares. The cost to such Shareholder of Mercator Common Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. The general tax treatment of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gains and Capital Losses".

Disposition of Mercator Common Shares

A holder who disposes of Mercator Common Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

One-half of capital gains will be taxable capital gains which must be included in income and one-half of capital losses will be allowable capital losses that may be deducted against taxable capital gains realized in the year of disposition. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act. The amount of any capital loss realized by a corporate holder on a disposition of shares held by such holder may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

A holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6 2/3% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Where the holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Taxation of Dividends on Mercator Common Shares

Dividends received or deemed to be received on the Mercator Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) paid by taxable Canadian corporations.

A holder that is a corporation will include dividends received or deemed to be received on the Mercator Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.

Certain corporations, including "private corporations" or "subject corporations" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Mercator Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dividends received or deemed to be received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition

As described under Section 21 of the Circular, "Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited pursuant to the Offer pursuant to Part 16 of the ABCA. The tax consequences to a Shareholder of a disposition of Shares in such circumstances generally will be as described under the heading "Exchange of Shares Pursuant to the Offer" above depending upon the consideration received by the Shareholder for the Shareholder's Shares. Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 21 of the Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 21 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. The rollover, as described in "Canadian Federal

Income Tax Considerations – Shareholders Resident in Canada – Exchange of Shares Pursuant to the Offer", will not be available in respect of a Subsequent Acquisition Transaction.

A Shareholder will be required to include in computing its income for a taxation year any dividends deemed to be received on the Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares. In the case of a Shareholder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends paid by such corporations. Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Shareholder that is a corporation will generally be deductible in computing the corporation's income.

Subsection 55(2) of the Tax Act provides that where a Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares for purposes of computing the Shareholder's capital gain or capital loss. Shareholders that are corporations should consult their own tax advisors in this regard.

A Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 33 $^{1}/_{3}$% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Shares or any shares of a taxable Canadian corporation issued as consideration for the Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Shareholders Not Resident in Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere, or an "authorized foreign bank", as defined in the Tax Act.

Exchange of Shares Pursuant to the Offer

A Non-Resident Shareholder who disposes of Shares pursuant to the Offer will not be subject to tax under the Tax Act in respect of the disposition unless such Shares constitute "taxable Canadian property" of the Non-Resident Shareholder. The rules for determining whether shares of a Canadian corporation constitute taxable Canadian property are set out below under the heading "Disposition of Mercator Common Shares". A Non-Resident Shareholder whose Shares are taxable Canadian property and who exchanges the Shares for Mercator Common Shares pursuant to the Offer will generally be subject to the same tax consequences as a Canadian resident holder who exchanges Shares pursuant to the Offer, as discussed above.

Disposition of Mercator Common Shares

A Non-Resident Shareholder who disposes of Mercator Common Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute "taxable Canadian property" of the holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Shareholder may be exempt from tax under an applicable income tax convention.

Shares of a Canadian corporation, such as the Mercator Common Shares, generally will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that the relevant shares are listed on a prescribed stock exchange (which currently includes the TSX), or after the Proposed Amendments have come into effect, on a "designated stock exchange", and the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, has not owned or does not have the right to acquire 25% or more of the issued shares of any class or series of the capital stock of the issuing corporation at any time within the 60 month period immediately preceding the particular time. The Tax Act also contains certain provisions which may deem the shares of a corporation to be taxable Canadian property in certain circumstances. The application of one of these provisions will cause any Mercator Common Shares received by a Non-Resident Shareholder in exchange for Shares which constitute taxable Canadian property to the Non-Resident Shareholder to be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Mercator Common Shares which constitute taxable Canadian property of the holder and which is not exempt from tax under an applicable income tax convention will be subject to the tax treatment described above under the subheading "Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses".

Dividends on Mercator Common Shares

Dividends received or deemed received on the Mercator Common Shares by a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25% of the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax convention.

Compulsory Acquisition

Subject to the discussion below under "Delisting of Shares", a Non-Resident Shareholder will not be subject to income tax under the Tax Act on a disposition of Shares either pursuant to the Offeror's statutory rights of purchase described under "Acquisition of Shares Not Deposited Pursuant to the Offer — Compulsory Acquisition" in Section 21 of the Circular, or on an exercise of dissent rights in respect thereof unless the Shares are taxable Canadian property to the non-resident Shareholder for purposes of the Tax Act and the non-resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. Where interest is paid or credited to a non-resident Shareholder in connection with the exercise of dissent rights under a Compulsory Acquisition, such non-resident Shareholder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the non-resident Shareholder is entitled under any applicable income tax convention.

Subsequent Acquisition Transaction

As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 21 of the Circular, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. As described in "Acquisition of Shares Not Deposited Pursuant to the Offer — Subsequent Acquisition Transaction" in Section 21 of the Circular, it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer. The rollover, as described in "Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of Shares Pursuant to the Offer", will not be available in respect of a Subsequent Acquisition Transaction.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under "Residents of Canada — Subsequent Acquisition Transaction". Whether or not a non-resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Shares or any shares issued as consideration for the Shares are taxable Canadian property to the Shareholder for purposes of the Tax Act or the Shareholder is entitled to relief under any applicable income tax convention. Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Shareholder is entitled under any applicable income tax convention. Where the Non-Resident Shareholder is a US resident entitled to the benefits under the Canada-US Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to

15%. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Shares

As noted in "Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure" in Section 18 of the Circular, Shares may cease to be listed on the TSX (or another prescribed stock exchange) following the completion of the Offer and may not be listed on the TSX (or another prescribed stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Shares are not listed on a prescribed stock exchange at the time they are disposed of (a) the Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on any such disposition of Shares, subject to any relief under an applicable income tax convention, (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, and (d) there will be an obligation to file a tax return for the year reporting the disposition. Where the Non-Resident Shareholder is also entitled to receive Mercator Common Shares on any such disposition, the Offeror may be required to withhold and sell in the market a portion of the Mercator Common Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy the Offeror's obligation to withhold and remit amounts pursuant to the Tax Act. The Offeror may be required to withhold cash otherwise payable to the Non-Resident Shareholder and to remit such amount to CRA as required under the Tax Act. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

23. United States Federal Income Tax Considerations

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular. Each US Holder should seek US federal tax advice, based on such US Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "**Acquisition**").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), proposed, temporary and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "**Canada-US Tax Convention**"), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences in this summary.

US Holder

For purposes of this summary, a "**US Holder**" is a beneficial owner of Shares (or, following the completion of the Acquisition, a beneficial owner of Mercator Common Shares) that holds such shares as capital assets, and that, for US federal income tax purposes, is

- an individual who is a citizen or resident of the US for US federal income tax purposes;
- a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;
- an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or
- a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Shares (or, following the completion of the Acquisition, Mercator Common Shares), the US federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Shares (or, following the completion of the Acquisition, Mercator Common Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Mercator Common Shares received pursuant to the Acquisition.

Non-US Holders

For the purposes of this summary, a "**non-US Holder**" is a beneficial owner of Shares (or, following the completion of the Acquisition, Mercator Common Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Mercator Common Shares received pursuant to the Acquisition to non-US Holders of Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Mercator Common Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

- any exercise of any warrant, option or other right to acquire Shares;
- any conversion of any warrant, option or other right to acquire Shares into a right to acquire Mercator Common Shares;
- any conversion into Shares of any notes, debentures or other debt instruments; and
- any transaction, other than the Acquisition, in which Shares or Mercator Common Shares are acquired.

Persons Not Addressed

The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Mercator Common Shares received pursuant to the Acquisition:

- Tyler and Mercator;
- persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;
- persons that acquired Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold warrants, notes, debentures or other debt instruments in Tyler;
- persons having a functional currency for US federal income tax purposes other than the US dollar;
- persons that hold Shares as part of a position in a straddle or as part of a hedging or conversion transaction;
- US expatriates and former long-term residents of the US;
- persons subject to the alternative minimum tax;
- persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Tyler (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Mercator); and
- persons who own their Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address US state or local tax consequences, or the tax consequences in jurisdictions other than the US of the Acquisition.

Particular Circumstance of any Particular US Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder. US Holders should consult their own tax advisors regarding the US federal income tax consequences of the Acquisition to them in light of their particular circumstances.

Combination of Mercator and Tyler

As of the date of this Circular, Mercator expects that the Acquisition should constitute a taxable disposition of Shares by US Holders. Subject to the PFIC rules discussed below, if the Acquisition fails to qualify as a tax-deferred reorganization, the Acquisition would constitute a taxable disposition of Shares by US Holders and would result in the following US federal income tax consequences:

- a US Holder of Shares would recognize gain or loss equal to the difference between (i) the sum of the fair market value of Mercator Common Shares or the US dollar value of the Canadian currency at the time of receipt by such US Holder and (ii) the US Holder's adjusted tax basis in the Shares surrendered in connection with the Acquisition;
- the aggregate tax basis of Mercator Common Shares received by a US Holder of Shares in the Acquisition would be equal to the aggregate fair market value of Mercator Common Shares at the time of receipt; and
- the holding period of Mercator Common Shares received by a US Holder in the Acquisition would begin on the day after receipt.

Subject to the PFIC rules discussed below, any gain or loss recognized under the first bullet point generally will be capital gain or loss if the Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for the Shares is more than one year at the time of the Acquisition. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under section 368(a) of the Code (a "**Reorganization**"). Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and the application of complex US federal income tax laws. Mercator has not determined how any Subsequent Acquisition Transaction would be structured, and as of the date of this Circular, Mercator does not expect that the US federal income tax consequences to US Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each US Holder should consult its own tax advisor regarding these requirements.

Information Reporting

If the Acquisition qualifies as a Reorganization, US Holders that exchange Shares for Mercator Common Shares pursuant to the Acquisition and that are "significant holders" (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their US federal income tax returns for the taxable year in which the Acquisition occurs and all such US Holders must retain certain records related to the Acquisition. Each US Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Acquisition.

Dissenting US Holders

A US Holder who exercises the Dissent Rights from the Acquisition will recognize gain or loss on the exchange of such holder's Shares for cash in an amount equal to the difference between (a) the US dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

Foreign Currency

The fair market value of any foreign currency received by a US Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for US currency) will generally give rise to ordinary gain or loss.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US federal income tax liability that the US Holder's "foreign source" taxable income bears to the US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." Gain on the disposition of Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Mercator Common Shares

The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Mercator Common Shares.

General Taxation of Distributions

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Mercator Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Mercator, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Mercator, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Mercator Common Shares and thereafter as gain from the sale or exchange of such Mercator Common Shares. (See "Disposition of Mercator Common Shares" below). Dividends received on the Mercator Common Shares generally will not be eligible for the "dividends received deduction."

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Mercator generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Mercator is a "qualified foreign corporation" (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Mercator Common Shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Mercator generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if Mercator is eligible for the benefits of the Canada-US Tax Convention or, if not, the Mercator Common Shares are readily tradable on an established securities market in the US. However, even if Mercator satisfies one or more of such requirements, Mercator will not be treated as a QFC if Mercator is a PFIC for the taxable year during which Mercator pays a dividend or for the preceding taxable year.

As discussed below, Mercator does not believe that it was a PFIC for the previous taxable year, and based on current business plans and financial projections, does not expect that it will be a "passive foreign investment company" for the current taxable year. (See "Additional Rules that May Apply to US Holders — Passive Foreign Investment Company" below). However, there can be no assurance that the IRS will not challenge the determination made by Mercator concerning its "passive foreign investment company" status or that Mercator will not be a "passive foreign investment company" for the current taxable year or any subsequent taxable year.

If Mercator is not a QFC, a dividend paid by Mercator to a US Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Under current law, a dividend paid by Mercator in a taxable year beginning on or after January 1, 2011 will generally be taxed at ordinary income tax rates.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Mercator Common Shares in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

Disposition of Mercator Common Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of Mercator Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder's adjusted tax basis in the Mercator Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Mercator Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Mercator Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Mercator Common Shares generally will be treated as "US source" for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Canada and resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Mercator Common Shares generally will be treated as "foreign source" and generally will be categorized as "passive income." Income or loss on the sale or other taxable disposition of foreign currency will be US source. The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Treatment of either Mercator or Tyler as a PFIC

The foregoing discussion assumes that Mercator will not be a PFIC for any year including or beginning after the Effective Time of the Acquisition, and that Tyler was not a PFIC for any taxable year during which a US Holder held Shares. A non-US corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. In addition, if a non-U.S. corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a U.S. shareholder may be treated as if it owned the shares of such other foreign corporation directly for purposes of the PFIC rules.

Consequences if Tyler Classified as a PFIC

A US Holder of Tyler Shares would be subject to special, adverse tax rules in respect of the Acquisition if Tyler was classified as a PFIC for any taxable year during which a US Holder holds or held Shares.

PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Tyler has never been and will not become a PFIC for any taxable year during which US Holders hold Shares.

If Tyler is classified as a PFIC for any taxable year during which a US Holder holds Shares, special rules may increase such US Holder's US federal income tax liability. Under the PFIC rules:

- the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;
- any gain on the sale, exchange, or other disposition of Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such US Holder's holding period for the Shares;
- the amount allocated to the current taxable year and any year prior to the first year in which Tyler was classified as a PFIC will be taxed as ordinary income in the current year;
- the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a "qualified electing fund" election under Section 1295 of the Code or a "mark-to-market" election under Section 1296 of the Code may not be subject to the PFIC rules described above. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

Treatment of Mercator as a PFIC

Whether Mercator will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Mercator over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Mercator will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Based on current business plans and financial projections, Mercator expects that it will not meet the definition of a PFIC for the current taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Mercator has never been and will not become a PFIC for any taxable year during which US Holders hold Mercator Common Shares.

US Holders should be aware that, in the event that Mercator becomes a PFIC, there can be no assurance that Mercator will supply US Holders with the information and statements that such US Holders require to make a "qualified electing fund" election under Section 1295 of the Code. Accordingly, each US Holder should consult its own tax advisor regarding the potential PFIC status of Mercator and how the PFIC rules (including elections available thereunder) would affect the US federal income tax consequences of the ownership and disposition of Mercator Common Shares.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Mercator Common Shares, or the proceeds of the sale or other disposition of the Shares or the Mercator Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder's US federal income tax, provided that the required information is furnished to the IRS.

24. Dealer Managers and Soliciting Dealer Group

The Offeror has engaged the services of Jennings Capital Inc. as Dealer Manager in Canada to solicit acceptances of the Offer. The Offeror will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer. Jennings Capital Inc. intends to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada.

The Offeror has also engaged Jennings Capital (USA) Inc. and Empire Financial Group Inc. as Dealer Managers in the United States to solicit acceptances of the Offer in the United States.

Each member of the Soliciting Dealer Group, including the Dealer Managers, is referred to herein as a "**Soliciting Dealer**".

The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of $0.02 for each Share deposited and taken up by the Offeror pursuant to the Offer. The Offeror will not pay any fee with respect to deposits of Shares held for the Dealer Managers' own accounts as principals. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Shares.

25. Depositary and Information Agent

Computershare Investor Services Inc. is acting as Depositary under the Offer. In its capacity as Depositary, it will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at any of its offices specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Georgeson is acting as Information Agent under the Offer. As Information Agent, Georgeson will provide a resource for information for Shareholders, and will receive reasonable and customary compensation from the Offeror for its services in this respect in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Except as set forth herein, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Shares pursuant to the Offer, provided that the Offeror may make other arrangements with soliciting dealers and/or information agents outside of Canada. No fee or commission will be payable by Shareholders who transmit their Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

Shareholders should contact the Dealer Managers, the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary.

26. Legal Matters

The Offeror is being advised in respect of certain Canadian legal matters concerning the Offer by DuMoulin Black LLP and Blake, Cassels & Graydon LLP, Canadian counsel to the Offeror and the Offeror is also being advised in respect of certain US legal matters concerning the Offer by Dorsey & Whitney LLP, United States counsel to the Offeror.

27. Experts

As of the date hereof, the partners and associates of each of DuMoulin Black LLP and Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of Tyler or the Offeror.

Except as otherwise referred to herein, reference should be made to the section entitled "Interest of Experts" set out in the Annual Information Form which is incorporated by reference in this Offer and Circular. With respect to technical information relating to Mercator contained herein, Jim Tompkins, P.Eng, Mercator's independent mining engineer, has supervised the preparation of such disclosure as a "qualified person" for the purposes of NI 43-101. Mr. Tompkins holds less than 1% of the issued and outstanding securities of Tyler or the Offeror.

The comparative audited consolidated financial statements of the Offeror incorporated by reference in this Offer and Circular have been audited by BDO Dunwoody LLP, an independent firm of chartered accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. BDO Dunwoody LLP has also provided a compilation report in connection with the pro forma financial statements of the Offeror included in Schedule "A" to this Offer and Circular.

28. Expenses of the Offer

Mercator will fund the costs and expenses it incurs as a result of the Offer, and Mercator has sufficient funds available to pay all such costs and expenses. Mercator estimates that the fees and expenses of the Offer will be approximately US$5.7 million.

29. Available Information

Mercator files reports and other information with certain Canadian securities regulator authorities. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

30. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

31. Directors' Approval

The contents of the Offer and Circular have been approved, and the sending thereof to the security holders of Tyler has been authorized, by the Board of Directors of the Offeror.

CONSENTS OF COUNSEL

To: The Directors of Mercator Minerals Ltd.

We hereby consent to the reference to our name under "Legal Matters" and "Experts" in the Offer and Circular dated November 9, 2007 made by Mercator Minerals Ltd. to the holders of common shares of Tyler Resources Inc.

Vancouver, British Columbia
November 9, 2007

(Signed) DUMOULIN BLACK LLP

To: The Directors of Mercator Minerals Ltd.

We hereby consent to the reference to our name under "Canadian Federal Income Tax Considerations", "Legal Matters" and "Experts" in the Offer and Circular dated November 9, 2007 made by Mercator Minerals Ltd. to the holders of common shares of Tyler Resources Inc.

Vancouver, British Columbia
November 9, 2007

(Signed) BLAKE, CASSELS & GRAYDON LLP

To: The Directors of Mercator Minerals Ltd.

We hereby consent to the reference to our name under "Legal Matters" and "Experts" in the Offer and Circular dated November 9, 2007 made by Mercator Minerals Ltd. to the holders of common shares of Tyler Resources Inc.

Seattle, Washington
November 9, 2007

(Signed) DORSEY & WHITNEY LLP

AUDITORS' CONSENTS

We have read the Offer and Circular of Mercator Minerals Ltd. (the "**Company**") furnished with the Company's offer dated November 9, 2007 to purchase of all the outstanding common shares of Tyler Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our reports to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2006. Our reports are dated February 23, 2007 (except for Note 5, March 5, 2007) and February 13, 2006.

Vancouver, British Columbia
November 9, 2007

(Signed) BDO DUNWOODY LLP
Chartered Accountants

EXPERTS' CONSENTS

I, A. Eric Olson, Member AusIMM, BS Mining Engineering of Range Consulting Group, LLC, hereby confirm that I have read the Offer and Circular of Mercator Minerals Ltd. (the "**Company**") furnished with the Company's offer dated November 9, 2007 to purchase of all the outstanding common shares of Tyler Resources Inc.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report, Preliminary Feasibility Study on Phase I & Phase II, Copper – Moly Milling Expansion, Mineral Park Mine, Mohave County, Arizona" dated December 29, 2006 prepared by A.E. Olson, Member AusIMM, BS Mining Engineering of Range Consulting Group, LLC and Joseph M. Keane, PE of KD Engineering (the "**Technical Report**") and to references to the Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Technical Report in the Offer and Circular.

I also hereby confirm that I have read the written disclosure of the Technical Report and extracts from or a summary of the Technical Report contained in the Offer and Circular by way of incorporation by reference of the Company's Annual Information Form dated March 28, 2007 (the "**AIF**") and that I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

Vancouver, British Columbia
November 9, 2007

(Signed) A. ERIC OLSON
(On my own behalf and on behalf of Range Consulting Group, LLC)

I, Joseph M. Keane, PE of KD Engineering, hereby confirm that I have read the Offer and Circular of Mercator Minerals Ltd. (the "**Company**") furnished with the Company's offer dated November 9, 2007 to purchase of all the outstanding common shares of Tyler Resources Inc.

I hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled "Technical Report, Preliminary Feasibility Study on Phase I & Phase II, Copper -- Moly Milling Expansion, Mineral Park Mine, Mohave County, Arizona" dated December 29, 2006 prepared by A.E. Olson, Member AusIMM, BS Mining Engineering of Range Consulting Group, LLC and Joseph M. Keane, PE of KD Engineering (the "**Technical Report**") and to references to the Technical Report, or portions thereof, in the Offer and Circular and to the inclusion and incorporation by reference of information derived from the Technical Report in the Offer and Circular.

I also hereby confirm that I have read the written disclosure of the Technical Report and extracts from or a summary of the Technical Report contained in the Offer and Circular by way of incorporation by reference of the Company's Annual Information Form dated March 28, 2007 (the "**AIF**") and that I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

Vancouver, British Columbia
November 9, 2007

(Signed) JOSEPH M. KEANE
(On my own behalf and on behalf of KD Engineering)

I, Jim Tompkins, P.Eng., hereby confirm that I have read the Offer and Circular of Mercator Minerals Ltd. (the "**Company**") furnished with the Company's offer dated November 9, 2007 to purchase of all the outstanding common shares of Tyler Resources Inc.

I hereby consent to the reference to my name under "The Offeror" and "Experts" in the Offer and Circular.

Vancouver, British Columbia
November 9, 2007

(Signed) JIM TOMPKINS

CERTIFICATE

The contents of the Offer and Circular have been approved, and the sending thereof to the securityholders of Tyler has been authorized, by the Board of Directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: November 9, 2007

(Signed) MICHAEL SURRATT President and Chief Executive Officer	(Signed) RAYMOND LEE Chief Financial Officer

On behalf of the Board of Directors

(Signed) ROBERT J. QUINN Director	(Signed) RONALD EARL VANKOUGHNETT Director

SCHEDULE "A"
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US dollars)



BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Proforma Compilation report

To the Directors
Mercator Minerals Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Mercator Minerals Ltd. ("Mercator" or the "Company") as at June 30, 2007 and the unaudited pro forma consolidated statements for the six months ended June 30, 2007 and for the year ended December 31, 2006, and have performed the following procedures.

1. Compared the figures in the columns captioned "Mercator" to the unaudited financial statements of income (loss) of the Company as at June 30, 2007 and for the six months then ended, and the audited financial statements of the Company for the year ended December 31, 2006, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Tyler" to the unaudited financial statements of Tyler Resources Inc. as at April 30, 2007 and for the six months then ended and the audited financial statements of Tyler Resources Inc. for the year ended January 31, 2007, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:
   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.
4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma consolidated adjustments to the aggregate of the amounts in the columns captioned "Mercator" and "Tyler" as at June 30, 2007 and for the six months then ended, and for the year ended December 31, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

The pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
November 2, 2007

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2007
(Exchange Rate: CDN$1 = $0.8961)
(Amounts in thousands of US dollars)

	Mercator As at June 30, 2007	Tyler As at April 30, 2007		Pro Forma Adjustments (Note 3)	**Pro Forma Consolidated**
	$	$		$	$
ASSETS					
CURRENT					
Cash and cash equivalents	130,004	8,775	(b)	(5,700)	**141,177**
			(c)	9,928	
			(d)	(1,829)	
Other current assets	23,524	705		–	**24,230**
	153,528	9,480		2,399	**165,407**
PROPERTY, PLANT AND EQUIPMENT	39,145	52		–	**39,197**
MINERAL PROPERTIES	–	17,648	(a)	116,617	**134,265**
OTHER NON-CURRENT ASSETS	3,058	228	(a)	(118)	**3,168**
	195,731	27,408		118,898	**342,037**
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	3,512	443		–	**3,955**
Other current liabilities	2,757	–		–	**2,757**
	6,269	443		–	**6,712**
CONVERTIBLE DEBENTURE	108,127	1,535	(d)	(1,535)	**108,127**
OTHER NON-CURRENT LIABILITIES	13,688	50		–	**13,737**
	128,084	2,028		(1,535)	**128,576**
SHAREHOLDERS' EQUITY					
SHARE CAPITAL (Note 4)	53,139	27,533	(a)	141,879	**199,246**
			(a)	(27,533)	
			(b)	(5,700)	
			(c)	9,928	
EQUITY COMPONENT CONVERTIBLE DEBENTURE	–	251	(a)	(251)	**–**
CONTRIBUTED SURPLUS	20,623	5,522	(a)	(5,522)	**20,623**
WARRANTS	–	1,971	(a)	(1,971)	**–**
DEFICIT	(6,115)	(9,897)	(a)	9,897	
			(d)	(294)	**(6,408)**
	67,647	25,380		120,433	**213,461**
	195,731	27,408		118,898	**342,037**

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS
SIX MONTHS ENDED JUNE 30, 2007
(Exchange Rate: CDN$1 = $0.86495)
(Amounts in thousands of US dollars, except per share amounts)

	Mercator Six Months Ended June 30, 2007	Tyler Six Months Ended April 30, 2007		Pro Forma Adjustments (Note 3)	Pro Forma Consolidated
	$	$		$	$
REVENUE	18,084	–		–	**18,084**
EXPENSES					
Mining and Processing	2,093	–		–	**2,093**
Administration	1,840	694		–	**2,534**
Amortization of property, plant and equipment	554	7		–	**561**
Salaries, wages and benefits including stock-based compensation of $5,928	8,729	–		–	**8,729**
Exploration and Development	1,449	–		–	**1,449**
Interest income	(2,214)	(50)		–	**(2,264)**
Interest and accretion on long-term liabilities	6,844	183	(e)	(109)	**6,918**
	19,295	834		(109)	**20,020**
INCOME (LOSS) BEFORE OTHER ITEMS	(1,211)	(834)		109	**(1,936)**
OTHER ITEMS					
Finance issue cost	(5,585)	–		–	**(5,585)**
Gain on sale of assets	3,009	–		–	**3,009**
Foreign exchange loss	321	(27)		–	**294**
	(2,255)	(27)		–	**(2,282)**
NET LOSS BEFORE INCOME TAXES	(3,466)	(861)		109	**(4,218)**
INCOME TAXES					
Current	(2,410)	–		–	**(2,410)**
Future	(571)	–		–	**(571)**
NET LOSS FOR THE PERIOD	(6,447)	(861)		109	**(7,199)**
Pro forma loss per share (Note 5)					
LOSS PER SHARE – Basic and diluted	(0.09)				**(0.08)**

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006
(Exchange Rate: CDN$1 = $0.8811)
(Amounts in thousands of US dollars, except per share amounts)

	Mercator Twelve Months Ended December 31, 2006	Tyler Twelve Months Ended January 31, 2007		Pro Forma Adjustments (Note 3)	Pro Forma Consolidated
	$	$		$	$
REVENUE	31,010	–		–	31,010
EXPENSES					
Mining and Processing	5,472	–		–	5,472
Administration	1,600	1,292		–	2,892
Amortization of property, plant and equipment	684	17		–	701
Salaries, wages and benefits including stock-based compensation of $2,652	6,384	–		–	6,384
Exploration and Development	4,132	–		–	4,132
Abandonment and write-down of mineral properties	–	1,347		–	1,347
Interest income	(497)	(102)		–	(599)
Interest and accretion on long-term liabilities	442	84	(e)	(55)	471
	18,217	2,638		(55)	20,800
INCOME (LOSS) BEFORE OTHER ITEMS	12,793	(2,638)		55	10,210
OTHER ITEMS					
Foreign exchange loss	(428)	117		–	(311)
	(428)	117		–	(311)
NET INCOME (LOSS) BEFORE INCOME TAXES	12,365	(2,521)		55	9,899
INCOME TAXES					
Current	(4,074)	–		–	(4,074)
Future	(1,222)	–		–	(1,222)
NET INCOME (LOSS) FOR THE YEAR	7,069	(2,521)		55	4,603
Pro forma earnings per share (Note 5)					
EARNINGS PER SHARE – Basic	$ 0.13				$ 0.07
EARNINGS PER SHARE – Diluted	$ 0.11				$ 0.06

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except share and per share amounts)

1. Basis of Presentation

On October 19, 2007, Mercator Minerals Ltd. ("Mercator") announced a proposed offer for all of the outstanding common shares of Tyler Resources Inc. ("Tyler"), which includes Tyler common shares that may become outstanding after the date of the Offer, but before the expiry time of the Offer, upon exercise of stock options, warrants or other securities of Tyler that are convertible into or exchangeable or exercisable for common shares of Tyler, whereby Tyler shareholders would receive 0.113 Mercator common share for each common share of Tyler held. This equates to consideration of Cdn$1.00 for each share of Tyler, based on the volume of weighted average price of the Mercator Common Shares on the TSX and of the Tyler Common Shares on the TSXV for the 20 days ending October 18, 2007.

These unaudited pro forma consolidated financial statements ("pro forma financial statements") have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Mercator and of Tyler.

These pro forma consolidated financial statements have been compiled from and include:

(a) an unaudited pro forma consolidated balance sheet combining the unaudited interim consolidated balance sheet of Mercator as at June 30, 2007 and with the unaudited interim balance sheet of Tyler as at April 30, 2007, giving effect to the transaction as if it occurred on June 30, 2007;

(b) an unaudited pro forma consolidated statement of operations combining the unaudited interim consolidated statement of operations of Mercator for the six-month period ended June 30, 2007 with an unaudited interim consolidated statement of operations for the six-month period ended April 30, 2007 (derived from the unaudited interim consolidated statement of operations of Tyler for the nine-month period ended April 30, 2007 and the three-month period ended October 31, 2006), giving effect to the transaction as if it occurred on January 1, 2007; and

(c) an unaudited pro forma consolidated statement of operations combining the audited consolidated statement of operations of Mercator for the year ended December 31, 2006 with an unaudited statement of operations of Tyler for the twelve-month period ended January 31, 2007, giving effect to the transaction as if it occurred on January 1, 2006. Tyler's statement of operations for the twelve months ended January 31, 2007 has been derived by adding together (a) the results for the six months ended July 31, 2006 (derived from Tyler's audited consolidated statement of operations for the year ended July 31, 2006 and the unaudited interim consolidated statement of operations for the six months ended January 31, 2006) and (b) the unaudited interim results for the six months ended January 31, 2007.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect the acquired business financial statements for a period that is no more than 93 days from Mercator's period end, as required pursuant to pro forma presentation requirements contained in Canadian securities legislation.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Mercator for the year ended December 31, 2006, which are included elsewhere in this document. Based on the review of the accounting policies of Tyler, it is Mercator management's opinion that there are no material accounting differences between the accounting policies of Mercator and Tyler. The unaudited pro forma consolidated financials statements should be read in conjunction with the historical financial statements and notes thereto of Mercator.

It is management's opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with Canadian GAAP applied on a basis consistent with Mercator's accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statements of operations do not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Mercator which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Tyler are based in part on provisional estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The valuation will be based on the actual net tangible and intangible assets of Tyler that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in Tyler's net tangible and intangible assets prior to the completion of the acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except share and per share amounts)

2. Business Acquisition

On October 19, 2007, Mercator announced its intention to make a share exchange offer to acquire all of the outstanding common shares of Tyler, which includes shares that may become outstanding after the date of the Offer, but before the expiry time, upon exercise of options, warrants or other securities of Tyler that are convertible into or exchangeable or exercisable for shares, whereby Tyler shareholders would receive 0.113 Mercator share for each common share of Tyler held. Under the terms of the proposal, the offer was valued at $151,807 and gave the Tyler shares an implied price of Cdn$1.00 per share. The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of $10.02 (Cdn$9.80) per Mercator share, which is the closing price of Mercator shares on the TSX Exchange for the last trading day prior to the announcement of the Offer. The transaction costs are expected to be $5,700.

The preliminary allocation of the purchase price is summarized in the table below and is subject to change.

	$
Purchase price	
14,581,543 Mercator common shares @$10.02 per share	146,107
Transaction costs (estimated)	5,700
	151,807
Fair value of Tyler net assets to be acquired	
Cash and cash equivalents	18,703
Other current assets	705
Property, plant and equipment	52
Mineral properties	134,265
Other non-current assets	110
Accounts payable and accrued liabilities	(443)
Other non-current liabilities	(50)
Convertible debentures	(1,535)
	151,807

After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the book values of Tyler's assets and liabilities as at June 30, 2007 has been allocated to mineral properties and other non-current assets. The fair value of the net assets of Tyler will ultimately be determined as of the closing date of the transaction. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those listed above, and the differences may be material.

The transaction is subject to, amongst other matters, regulatory and shareholder approval.

3. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) The acquisition has been accounted for using the purchase method with Mercator identified as the acquirer and the business acquired recorded at estimated fair value. The final allocation for the purchase price will be based upon an independent valuation of the fair value of all of the assets and liabilities of Tyler assumed at the date of the acquisition. Because Mercator has not received an independent valuation of the fair value of all of the assets and liabilities of Tyler, management cannot assess the future income tax impact of the acquisition and, accordingly, has not recognized any future tax assets or liabilities. Mercator's investment in Tyler and Tyler's shareholders' equity are eliminated upon consolidation. The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2.

(b) Transaction costs have been assumed to be $5,700 representing management's best estimate.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)
(Expressed in thousands of US dollars, except share and per share amounts)

3. Pro Forma Assumptions and Adjustments (continued)

(c) For the purpose of these pro forma consolidated financial statements, it is assumed that all common shareholders of Tyler elect to receive 0.113 common shares of Mercator for each common share of Tyler that they own. As well, it is assumed that all outstanding stock options and share purchase warrants of Tyler with an exercise price of Cdn$1.00 per share or less, are exercised in full prior to the expiry date of the Offer raising estimated proceeds of $9,928. Accordingly, a total of 14,581,543 shares of Mercator would be issued.

The effects on the unaudited pro forma consolidated balance sheet if it was assumed that no outstanding stock options and share purchase warrants of Tyler are exercised in full prior to the expiry date of the Offer, would be to reduce cash by $9,928 to $131,249, mineral properties by $10,032 to $124,233, and share capital by $19,960 to $179,286. There would be no effect on the net loss or loss per share for the six month period ended June 30, 2007, and the net income or earnings per share for the year ended December 31, 2006.

(d) Tyler's convertible debenture holders are repaid in full upon closing of the transaction as a clause in the debenture agreement allows for the repayment of the debenture in full (including accrued and unpaid interest) at either the option of the Company or of the debenture holder in the event of a change of control.

	Convertible debentures
Accretion of remaining unamortized discount on conversion	$ (294)
Face value of debentures	1,829
	$ 1,535

(e) This adjustment reflects the reversal of the interest payable to the convertible debenture holders and the reversal of the accretion of convertible debenture discount.

4. Pro Forma Share Capital:

Pro forma share capital as at June 30, 2007 has been determined as follows:

	Number of shares	Amount
		$
Issued common shares of Mercator, June 30, 2007	73,623,739	53,139
Shares issued for acquisition of Tyler	14,581,543	151,807
Transaction costs	-	(5,700)
Pro forma balance	88,205,282	199,246

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except share and per share amounts)

5. Pro Forma Earnings (Loss) Per Share:

Pro forma basic and diluted loss per share for the six months ended June 30, 2007 and the year ended December 31, 2006 has been calculated based on actual weighted average number of Mercator common shares outstanding for the respective period and the assumed number of Mercator shares issued to Tyler shareholders being effective on January 1, 2007 and January 1, 2006, respectively.

	Six months ended June 30, 2007	Year ended December 31, 2006
Basic pro forma earnings (loss) per share computation		
Numerator:		
Pro forma net earnings (loss) available to shareholders	$ (7,199)	$ 4,603
Denominator:		
Mercator weighted average shares outstanding	70,221,043	56,422,352
Shares issued to Tyler shareholders	14,581,543	14,581,543
Pro forma weighted average shares outstanding	84,802,586	71,003,895
Basic pro forma earnings (loss) per share	**$ (0.08)**	**$ 0.07**
Diluted pro forma earnings (loss) per share computation		
Numerator:		
Pro forma net earnings (loss) available to shareholders, assuming dilution	$ (7,199)	$ 4,603
Denominator:		
Pro forma weighted average shares outstanding - basic	84,802,586	71,003,895
Dilutive effects of securities of Mercator	–	7,595,191
Pro forma weighted average shares outstanding	84,802,586	78,599,086
Diluted pro forma earnings (loss)per share	**$ (0.08)**	**$ 0.06**

SCHEDULE "B"
CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF MERCATOR

Set forth in the table below is the name, province or state and country of residence, position(s) with Mercator, current principal occupation and principal occupation during the past five years of each director and executive officer of Mercator, as well as the period(s) during which each has served as a director of Mercator.

Name, Province/State and Country of Residence	Position with Mercator and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years
Raymond R. Lee *Nevada, U.S.A.*	Chief Financial Officer and Director (since June 2002)	Chief Financial Officer of Mercator (since August 2000); Chief Operating Officer, Mountain Utilities, LLC (a power generation company) (April 2002 to November 2005).
Michael D. Lindeman *California, U.S.A.*	Director (since July 1997)	Estimator, Valley Aggregate Transport, Inc. (trucking company) (2004); Former Owner, Lindeman Bros. Inc. (trucking company), (1990 to 2003).
Robert J. Quinn *Texas, U.S.A.*	Director (since September 2005)	Attorney
Stephen P. Quin *British Columbia, Canada*	Director (since February 2005)	President of Sherwood Copper Company (public mineral exploration company) (September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company) (1990 to 2005)
Michael L. Surratt *Nevada, U.S.A.*	President, CEO and Director (since November 1998)	President and CEO of Mercator
Gavin Thomas *New South Wales, Australia*	Non Executive Chairman and Director (since January 2005)	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (November 2004); Managing Director and Chief Executive Officer, Equatorial Mining Limited (public mining company) (June 1998 – July 2004)
Ronald Earl Vankoughnett *British Columbia, Canada*	Director (since May 2005)	Independent Businessman, President and CEO of Vankoughnett Holdings
Marc S. LeBlanc *British Columbia, Canada*	Vice-President, Corporate Development and Corporate Secretary	Vice-President, Corporate Development and Corporate Secretary of Mercator (January 2005 to present); Self employed businessman August 2003 to January 2005); Law clerk, MacNeill Law, Barristers & Solicitors September 2003 to March 2004); Law clerk, Campney & Murphy, Barristers & Solicitors (February 2000 to August 2003)
Gary L. Simmerman *Arizona, U.S.A.*	Vice-President, Engineering, Mine Manager	Vice-President, Engineering, Mine Manager of Mercator (March 2007 to present); Vice-President and COO, Frontera Copper Corp. (public mining company) (February 2004 to January 2007); Vice-President, Mining, AZCO Mining Inc. (mining company) (November 1999 to January 2004)

Any questions and requests for assistance may be directed to
the Information Agent, the Dealer Managers or the Depositary for the Offer
at the telephone numbers and locations set out below:

The Information Agent for the Offer may be contacted at the following telephone number and location:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-8401

The Dealer Managers for the Offer may be contacted at the following telephone numbers and locations:

In Canada:

Jennings Capital Inc.
Suite 320, 33 Yonge Street
Toronto, ON M5E 1G4

Telephone: 416-214-0400
Toll Free: 1-877-214-3303
Fax: 416-214-2844

In the United States:

Jennings Capital (USA) Inc.
Suite 430, 520 – 5th Avenue SW
Calgary, AB T2P 3R7

Telephone: 403-292-0970
Toll Free: 1-888-292-0980
Fax: 403-292-0979

Empire Financial Group Inc.
150 California Street, 21st Floor
San Francisco, CA 94111

Telephone: 1-800-569-3337
Fax: 407-834-4681

The Depositary for the Offer may be contacted at the following telephone number and locations:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

Vancouver
510 Burrard Street
2nd Floor
Vancouver, BC V6C 3B9

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY MERCATOR MINERALS LTD. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF TYLER RESOURCES INC.

LETTER OF TRANSMITTAL

For Deposit of Shares

of

TYLER RESOURCES INC.

pursuant to the Offer dated November 9, 2007 made by

MERCATOR MINERALS LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 17, 2007, UNLESS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1. **YOU ARE DEPOSITING A SHARE CERTIFICATE; OR**
2. **YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.**

This Letter of Transmittal (the "Letter of Transmittal") or a facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the "Tyler Common Shares") of Tyler Resources Inc. ("Tyler"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase or other securities of Tyler that are convertible into or exchangeable or exercisable for common shares of Tyler, and associated rights (the "SRP Rights", a Tyler Common Share with the associated SRP Right, a "Share") issued under the Shareholder Rights Plan of Tyler, deposited pursuant to the Offer dated November 9, 2007 (the "Offer") made by Mercator Minerals Ltd. (the "Offeror") to holders of Shares ("Shareholders").

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated November 9, 2007 relating to the Offer have the meanings given to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Letter of Transmittal refer to Canadian dollars.

Shareholders will receive 0.113 common shares of the Offeror (a "Mercator Common Share") for each Share deposited.

No fractional Mercator Common Shares will be issued pursuant to the Offer. Where the aggregate number of Mercator Common Shares to be issued to a Shareholder would result in a fraction of a Mercator Common Share being issuable, the number of Mercator Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

The Depositary (the addresses and telephone number of which are on the back page of this Letter of Transmittal), the Information Agent, the Dealer Managers or your broker or other financial advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Shares pursuant to the Offer and whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Offer.

Shareholders who wish to deposit Shares, but whose certificates representing such Shares are not immediately available or who are not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2, "Procedure for Guaranteed Delivery".

Delivery of this Letter of Transmittal to an address other than as set forth on the back page of this Letter of Transmittal will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and if you are a U.S. Shareholder, you must also complete the Substitute Form W-9 set forth below (See Instruction 9, "U.S. Shareholders and Substitute Form W-9").

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Mercator Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Rule 802 thereunder. No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the Toronto Stock Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

Mercator Common Shares issued to Tyler Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Mercator Common Shares issued to you in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Mercator Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: MERCATOR MINERALS LTD.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary"), at its offices set out on the back page of this Letter of Transmittal

The undersigned delivers to you the enclosed certificate(s) representing Tyler Common Shares and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Tyler Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Tyler Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. Unless waived by the Offeror, holders of Tyler Common Shares are required to deposit one SRP Right for each Tyler Common Share in order to effect a valid deposit of such Tyler Common Shares. The following are the details of the enclosed certificate(s):

BOX 1		
TYLER COMMON SHARES		
Certificate Number(s)	**Name(s) in which Registered (please print)**	**Number of Tyler Common Shares Deposited***
Total:		
SRP RIGHTS (To be completed if necessary)**		
Certificate Number(s)	**Name(s) in which Registered (please print)**	**Number of SRP Rights Deposited***
Total:		

*Unless otherwise indicated, the total number of Tyler Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Tyler, a deposit of Tyler Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Tyler and received by the undersigned prior to the time the undersigned deposits Tyler Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Tyler Common Shares deposited must be delivered with the certificate(s) representing the Tyler Common Shares; or (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time the undersigned deposits its Tyler Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Tyler Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Tyler Common Shares to the Depositary on or before the third trading day on the TSX Venture Exchange after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receives from the undersigned, prior to taking up the Tyler Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Tyler Common Shares deposited by the undersigned.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The person signing this Letter of Transmittal (the "signatory") hereby acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the signatory and the Offeror effective immediately following the time at which the Offeror takes up the Shares (together with associated SRP Rights) covered by this Letter of Transmittal and delivers them to the Depositary (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Offer. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the "Distributions") being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

By virtue of the execution of this Letter of Transmittal, the signatory shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer (including, without limitation, the status of the signatory as set out under (iii) above and in Box A) will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Dealer Managers, or any of them, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the signatory irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Tyler Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Tyler should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares, but subject to any Shares being validly withdrawn by or on behalf of a depositing Shareholder. If, on or after the date of the Offer, Tyler should declare, set aside, or pay any dividend or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Share which is or are payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Tyler or its transfer agent of such Share following acceptance thereof for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer") the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire amount of consideration payable by the Offeror pursuant to the Offer or deduct from consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Tyler Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Tyler to Shareholders prior to the time that the signatory's Tyler Common Shares are deposited pursuant to the Offer, in order for the Tyler Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Tyler Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and

Rights Certificate(s) are not distributed by the time that the signatory deposits its Tyler Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Tyler Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Tyler Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX Venture Exchange after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receives, prior to taking up the Tyler Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the signatory representing SRP Rights equal in number to the Tyler Common Shares deposited by the undersigned.

By execution of this Letter of Transmittal, the Shareholder, irrevocably constitutes and appoints, effective on and after the date (the "Effective Date") that the Offeror takes up for the Deposited Shares covered by this Letter of Transmittal (which Shares upon being taken up are, together with any Distributions thereon, referred to as the "Purchased Securities"), any one of the President and Chief Executive Officer or the Chief Financial Officer of the Offeror and any other person designated by the Offeror in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

1. to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Tyler or its transfer agent;

2. for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Date, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities, for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Tyler;

3. to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

4. to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Tyler and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. **Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

A Shareholder accepting the Offer covenants under the terms of this Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Settlement with each Shareholder who has deposited Shares pursuant to the Offer will be made by the Depositary forwarding to the depositing Shareholder a share certificate representing the Mercator Common Shares (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) to which the depositing Shareholder is entitled.

Unless otherwise directed in this Letter of Transmittal, share certificates (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be issued in the name of the registered holder of the Deposited Shares covered by this Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the share certificates (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificate (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) will be sent to the address of the depositing Shareholder as shown on the register of Shareholders maintained by Tyler or its transfer agent. Share certificates (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the depositing Shareholder as soon as is practicable following the termination or withdrawal of the Offer by sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents). Certificates (and other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Tyler or its transfer agent, as soon as practicable after the termination of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

Box A	Box B
REGISTRATION INSTRUCTIONS	**DELIVERY INSTRUCTIONS**
ISSUE MERCATOR COMMON SHARES (OR CHEQUE, IF APPLICABLE) IN THE NAME OF: (please print or type)	SEND MERCATOR COMMON SHARES (OR CHEQUE, IF APPLICABLE) (Unless Box "C" is checked) TO: (please print or type)
______________________ (Name)	______________________ (Name)
______________________ (Street Address and Number)	______________________ (Street Address and Number)
______________________ (City and Province or State)	______________________ (City and Province or State)
______________________ (Country and Postal (or Zip) Code)	______________________ (Country and Postal (or Zip) Code)
______________________ (Telephone – Business Hours)	______________________ (Telephone – Business Hours)
______________________ (Tax Identification or Social Security Number of U.S. Shareholder)	______________________ (Tax Identification or Social Security Number of U.S. Shareholder)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD MERCATOR COMMON SHARES (OR CHEQUE, IF APPLICABLE) FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.

BOX D-1
U.S. SHAREHOLDERS – TAX
(See Instruction 9)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BOX D-2
U.S. SHAREHOLDERS – STATE LAWS

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, or if the address for delivery of the Mercator Common Shares is in the United States, you represent that the person making the investment decision to tender Tyler Common Shares to the Offer is resident in the state or other jurisdiction listed in Box A (Registration Instructions), unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Tyler Common Shares for each jurisdiction.

☐ The owner signing this Letter of Transmittal represents that the person making the investment decision to tender Tyler Common Shares to the Offer is resident in the following state or other jurisdiction:

____

____

____

YOU ACKNOWLEDGE THAT MERCATOR IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE MERCATOR COMMON SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF MERCATOR DETERMINES IN ITS SOLE DISCRETION THAT YOU ARE NOT ELIGIBLE TO RECEIVE MERCATOR COMMON SHARES, OR IF THIS BOX IS PARTIALLY BUT NOT FULLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, MERCATOR IS ENTITLED TO TREAT YOU AS BEING INELIGIBLE TO RECEIVE MERCATOR COMMON SHARES AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED IN THE OFFER AND CIRCULAR.

BOX E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(See Instruction 2)

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________________________

Date of Execution of Notice of Guaranteed Delivery ______________________________

Window Ticket Number (if any) ______________________________

Name of Institution which Guaranteed Delivery ______________________________

BOX F
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 8)

The owner signing this Letter of Transmittal represents that the dealer or broker who solicited and obtained this deposit is: (please print or type)

______________	______________	______________
(Firm)	(Address)	(Telephone Number)(Fax)

____

(Registered Representative) (Registered Representative Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISKETTE TO FOLLOW

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by
(if required under Instruction 4):

Date: ________________________, 2007

____
Authorized Signature of Guarantor

____
Signature of Shareholder or Authorized Representative
– See Instruction 3,4 and 5

____
Name of Guarantor
(please print or type)

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Address of Guarantor
(please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
facsimile of Authorized Representative

____
Tax Identification or
Social Security Number of U.S. Shareholder

Additional signatures for joint Shareholders
(if required)

Date: ________________________, 2007

____
Signature of Shareholder or Authorized Representative
– See Instruction 3,4 and 5

____
Name of Shareholder or Authorized
Representative (please print or type)

____
Daytime telephone number and facsimile of Shareholder
or daytime telephone number and
facsimile of Authorized Representative

____
Tax Identification or
Social Security Number of U.S. Shareholder

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 **Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number and Certification**	**Part 1** — Please provide your name in the box at right. Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	________________ Social Security Number(s) (If awaiting TIN, write "Applied For") OR ________________ Employer Identification Number(s) (If awaiting TIN, write "Applied For")
	Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):	

Name ____

Business Name __________________________________

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other

Address ______________________________________

City ________________ State ________________ Zip Code ____________

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person ________________________ Date ________________, 2007

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature of U.S. person ________________________ Date ________________, 2007

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Shares deposited pursuant to the Offer, in either case with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page at or prior to 8:00 p.m. (Toronto time) on December 17, 2007, unless the Offer in respect of the Shares is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares is at the option and risk of the depositing Shareholder. If certificate(s) for Shares are to be sent by mail, registered mail with return receipt requested and properly insured is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such Shares by the Depositary.**

(c) Shareholders whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary before the Expiry Time at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery;

(c) the certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with this Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with this Letter of Transmittal and all other documents required by this Letter of Transmittal are received by the Depositary at any of its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario listed in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New

York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3. Signatures

No signature guarantee is required on this Letter of Transmittal if:

(a) this Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered holder appears on the Share certificate(s) deposited herewith, and the certificates for Mercator Common Shares issuable (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)), pursuant to the Offer, are to be delivered directly to such registered holder, or

(b) Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificate(s) for the Mercator Common Shares issuable (or a cheque for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the securities register of Tyler or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

If any certificate(s) (or cheque(s) for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) are to be sent to someone at an address other than the address of the Shareholder which appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any share certificate(s) (or cheques) for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above)) issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Tyler. Any share certificate(s) (or cheque(s) for the net proceeds of any sale of such Mercator Common Shares, less any applicable brokerage commissions, other expenses and withholding taxes, in the case of certain U.S. Shareholders (see "Notice to United States Shareholders" above))mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Partial Deposits

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of

Shares to be deposited in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Box B on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8. Solicitation

Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal and present a list of beneficial holders, if applicable.

9. U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Shares must provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the holder that they are no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

10. Currency of Payment

Any cash payable under the Offer will be denominated in Canadian dollars.

11. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d) The Offer and all contracts resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer and Circular.

(f) Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g) All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offerors, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

(h) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back cover.

12. Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Tyler's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Tyler's transfer agent may contact you.

13. Assistance

THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESSES AND TELEPHONE NUMBER), THE INFORMATION AGENT, THE DEALER MANAGERS OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND SRP RIGHTS, IF APPLICABLE) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY BEFORE THE EXPIRY TIME.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)
6. A valid trust, estate, or pension trust	The legal entity(4)
7. Corporate	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9. Partnership	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on an account has a social security number, that person's number must be used.

(2) Circle the minor's name.

(3) You must show your individual name, but you may also enter your "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(v) A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** – Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

Vancouver
510 Burrard Street
2nd Floor
Vancouver, BC V6C 3B9

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY MERCATOR MINERALS LTD. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS UNDER THE SHAREHOLDER RIGHTS PLAN) OF TYLER RESOURCES INC.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Shares

of

TYLER RESOURCES INC.

pursuant to the Offer dated November 9, 2007 made by

MERCATOR MINERALS LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 17, 2007, UNLESS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATES TO THE DEPOSITARY BEFORE THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery") must be used to accept the offer dated November 9, 2007 (the "Offer") of Mercator Minerals Ltd. (the "Offeror") to purchase all of the outstanding common shares (the "Tyler Common Shares") of Tyler Resources Inc. ("Tyler"), which includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon exercise of stock options, share purchase or other securities of Tyler that are convertible into or exchangeable or exercisable for common shares of Tyler, together with the associated rights (the "SRP Rights", a Tyler Common Share with the associated SRP Right, a "Share") issued under the Shareholder Rights Plan of Tyler if (i) certificate(s) representing the Shares to be deposited are not immediately available, or (ii) the holder of the Shares (the "Shareholder") is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time (as defined in the Offer). This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated November 9, 2007 relating to the Offer have the meanings ascribed to them in the Offer and Circular. Unless otherwise indicated, all references to "$" or "dollars" in this Notice of Guaranteed Delivery refer to Canadian dollars.

Shareholders will receive 0.113 Common Shares of the Offeror (the "Mercator Common Shares") for each Share deposited.

No fractional Mercator Common Shares will be issued pursuant to the Offer. Where the aggregate number of Mercator Common Shares to be issued to a Shareholder would result in a fraction of a Mercator Common Share being issuable, the number of Mercator Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Mercator Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Rule 802 thereunder. No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Tyler Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the Toronto Stock Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

Mercator Common Shares issued to Tyler Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a U.S. Securities Act restrictive legend, any Mercator Common Shares issued to you in exchange for such Shares shall also bear a U.S. Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Mercator Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Shares pursuant to the Offer and either the certificate(s) representing such Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary before the Expiry Time at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery;

(c) the certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and certificates representing SRP Rights ("Rights Certificates") have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the Depositary at any of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with the Letter of Transmittal (or a manually signed facsimile hereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal are received by the Depositary at any of its offices listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

The undersigned understands and acknowledges that payment for Shares tendered pursuant to the Letter of Transmittal will be made only after timely receipt by the Depositary of (i) certificate(s) representing all deposited Shares and if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry

Time, Rights Certificates, and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs; and (ii) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all deposited Shares and Rights Certificates, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Shares is not made until after the take-up and payment of the Shares pursuant to the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Laws, survive the death or incapacity, bankruptcy or insolvency or the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

TO: MERCATOR MINERALS LTD.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING TYLER COMMON SHARES OR SRP RIGHTS, WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer and Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

BOX 1

TYLER COMMON SHARES

Certificate Number(s)	Name(s) in which Registered (please print)	Number of Tyler Common Shares Deposited*
Total:		

SRP RIGHTS (To be completed if necessary)**

Certificate Number(s)	Name(s) in which Registered (please print)	Number of SRP Rights Deposited*
Total:		

*Unless otherwise indicated, the total number of Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Tyler, a deposit of Tyler Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Tyler and received by the undersigned prior to the time the undersigned deposits Tyler Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Tyler Common Shares deposited must be delivered with the certificate(s) representing the Tyler Common Shares; or (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time the undersigned deposits its Tyler Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Tyler Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) equal in number to the number of deposited Tyler Common Shares to the Depositary on or before the third trading day on the TSX Venture Exchange after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receives from the undersigned, prior to taking up the Tyler Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Tyler Common Shares deposited by the undersigned.

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Shareholder(s)	Address(es)
Name (please print or type)	
Date	Zip Code/Postal Code
	Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby in proper form for transfer, together with the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, covering the deposited Shares and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

______________________ Name of Firm	______________________ Authorized Signature
______________________ Address of Firm	______________________ Name (please print or type)
______________________	______________________ Title
______________________ Zip Code/Postal Code	______________________ Date
______________________ Area Code and Telephone Number	

DO NOT SEND CERTIFICATES REPRESENTING TYLER COMMON SHARES OR SRP RIGHTS WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Any questions and requests for assistance may be directed to Computershare Investor Services Inc. at the telephone number and locations set out below:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail	**By Registered Mail, Hand or by Courier**
P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	100 University Avenue, 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Fax: (905) 771-4082
E-Mail: corporateactions@computershare.com

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
2.1	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8	The filing person's material change report filed October 22, 2007, respecting the offer to acquire the common shares of Tyler

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

November 8, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 802 (Exchange Offer) [X]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

****

EXHIBIT PAGES

Part 2 of 2

****


SEC MAIL
RECEIVED
NOV 0 8 2007
WASH., D.C.
200

EXHIBIT 2.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

DATED MARCH 28, 2007


MERCATOR MINERALS LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR

ENDED DECEMBER 31, 2006

DATE: MARCH 28, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

Forward Looking Statements

This annual information form ("**Annual Information Form**" or "**AIF**") includes certain statements that may be deemed "forward-looking statements". All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and, that actual results or developments may differ materially from those projected in the forward-looking statements. **For details regarding risks and uncertainties, please refer to "Risk Factors" on pages 34 to 43.**

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 28, 2007 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this AIF, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park will be viable operationally and economically and proceeds as expected; and (4) any additional financing needed will be available on reasonable terms. Other risks and assumptions are discussed throughout this AIF and, in particular, in "Risks Factors" pages 34 to 43.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labour, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the "Risks and Uncertainties" section. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

Incorporation of Financial Statements and Proxy Circular

Incorporated by reference into this Annual Information Form are the audited consolidated financial statements together with the auditor's report thereon and Management Discussion and Analysis for Mercator Minerals Ltd. (the "**Company**" or "**Mercator**") for the fiscal years ended December 31, 2006 and December 31, 2005. The financial statements and Management Discussion and Analysis are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**").

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. The Company's quarterly and annual consolidated financial statements are presented in U.S. dollars.

Other documents incorporated by reference in this AIF include the Company's proxy circular dated May 23, 2006 and the December 2006 Report (as hereinafter defined) in support of the preliminary feasibility work completed and the updated plan to expand production and that supports the disclosure of resources and reserves at the Mineral Park Mine, filed by the Company, copies of which are available on request from the offices of Mercator or on the SEDAR web site (www.sedar.com).

In this Annual Information Form, the terms "Company" or "Mercator" refer to Mercator Minerals Ltd. and all of its subsidiaries together unless the context otherwise clearly requires. **Certain terms used herein are defined under "Glossary of Mining Terms".**

GLOSSARY OF MINING TERMS

"**assay**" means an analysis to determine the presence, absence, and quantity of one or more metallic components.

"**breccia**" is a geological term referring to a rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.

"**cathode copper**" or "**cathode**" means electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulfate solution.

"**chalcocite**" is a dark gray mineral, essentially Cu_2S, that is an important ore of copper.

"**Cu**" is the chemical symbol for copper.

"**CuEq**" means copper equivalent.

"**fault**" is a geological term that refers to a fracture or zone of fractures in the earth's crust along which the rock units on each side of the fracture have moved relative to one another.

"**feasibility study**" means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

"**FOB**" means free on board.

"**gpm**" means gallons per minute.

"**g/t**" means grams per tonne.

"**indicated mineral resource**" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"**inferred mineral resource**" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"**ktons**" means thousands of tons.

"**lbs**" means pounds.

"**leach**" is the dissolution of soluble constituents from a rock or ore body by the natural or artificial action of percolating solutions.

"**LOM**" means life of mine.

"**m**" means metres.

"**measured mineral resource**" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"**MF**" means moly factor, the ratio for calculating CuEq.

"**mineralization**" refers to the presence of a mineral of economic interest in a rock.

"**mineral reserve**" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"**mineral resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**Mo**" is the chemical symbol for molybdenum.

"**msl**" means mean sea level.

“**open pit**” means a surface working pit open to daylight, such as a quarry.

“**open pit mining**” means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“**ore**” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“**ounce**” or “**oz.**” is a unit of weight equal to 31.1 grams.

“**PLS**” means pregnant leach solutions.

“**probable mineral reserve**” means the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“**proven mineral reserve**” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“**pyrite**” is a yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

“**ROM**” means run-of-mine.

“**SCu**” means soluble copper.

“**sedimentary**” means a rock formed from cemented or compacted sediments.

“**strip ratio**” is the ratio of waste removed to ore processed.

“**supergene**” is an ore mineral that has been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

“**SX**” means solvent extraction.

“**SX-EW**” means solvent extraction-electrowinning.

“**TCu**” means total copper.

“**ton**” means a dry short ton (2,000 pounds).

“**tonne**” means a metric tonne, being 1,000 kilograms (2,205 pounds).

ITEM 1: CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated in the Province of British Columbia under the name "Sultana Resources Corporation" by registration of its Memorandum and Articles on March 5, 1984. The Company changed its name to "Silver Eagle Resources Ltd." on May 31, 1988. On April 16, 1997, the Company was continued under the Yukon Business Corporations Act and became a Yukon corporation. On March 12, 2001, the Company changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares. Effective April 7, 2005, the Company continued under the Business Corporations Act *(British Columbia)* with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation. The Company became a reporting issuer in British Columbia on February 1, 1989, which was the date a receipt was issued for the Company's final prospectus by the British Columbia Securities Commission.

The common shares of the Company began trading on the Toronto Stock Exchange (the "**TSX**") on August 22, 2005, and prior to that, on the TSX Venture Exchange (formerly the Canadian Venture Exchange, Inc. and prior to that the Vancouver Stock Exchange) on February 1, 1989 and presently trade on the TSX under the trading symbol "ML".

The Company's corporate head office and principal place of business is 8075 Mineral Park Road, HC 37 Box 500, Kingman, Arizona USA 86401, telephone (928) 565-2226, facsimile (928) 565-9239. The principal Canadian office and mailing address is 1971 Sandown Place, North Vancouver, British Columbia, Canada V7P 3C3, telephone (604) 716-5582 or (604) 981-9661, facsimile (604) 960-9661. The Company's registered and records office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, telephone (604) 687-1224, facsimile (604) 687-8772.

Intercorporate Relationships

The Company has one active subsidiary, Mineral Park, Inc. ("**Mineral Park**"), a private company incorporated under the statutes of the State of Delaware. All of the shares of Mineral Park are owned by Mercator Mineral Park Holdings Ltd. ("**Mercator Holdings**").

On January 12, 2007, the Company incorporated Mercator Holdings as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings. As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park mine located in Kingman, Arizona.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, and are expressed in U.S. dollars except weighted average common shares outstanding. The following selected financial information is derived from the Company's consolidated financial statements for the stated periods.

Balance Sheet	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 24,929,045	$ 5,748,039	$2,030,330
Property, plant and equipment	25,376,907	12,209,584	2,544,300
Other assets	2,916,718	2,796,816	2,593,488
Total assets	53,222,670	20,754,439	7,168,118
Current liabilities	7,111,798	1,492,692	1,247,683
Long term liabilities	9,646,270	4,736,872	4,402,753
Shareholders' equity (Capital deficit)	36,464,602	14,524,875	1,517,682
Total shareholders' equity (capital deficit) & liabilities	53,222,670	20,754,439	7,168,118
Statement of operations	**Year ended December 31, 2006**	**Year ended December 31, 2005**	**Year ended December 31, 2004**
Revenue	$31,01,071	$11,269,981	$4,193,671
Amortization	683,720	126,850	16,319
Accretion expense	145,804	135,950	126,169
Exploration and development	4,132,276	631,890	-
Foreign exchange loss (gain)	428,675	178,996	(132,549)
General and administration	1,600,337	1,007,947	609,935
Interest and other income	496,877	115,059	96,355
Interest on long-term liabilities	295,760	229,916	227,280
Mining and processing	5,471,534	5,729,253	2,647,162
Salaries, wages and benefits, including stock-based compensation	6,384,326	2,985,061	1,331,926
Write down of mineral property acquisition costs	-	-	-
Net income (loss) for the year	7,067,657	359,177	(531,216)
Basic earnings (loss) per share	0.13	0.01	(0.03)
Diluted earnings (loss) per share	0.11	0.01	(0.03)
Weighted average number of common shares outstanding - basic	56,422,852	37,867,149	17,428,077
Weighted average number of common shares outstanding - diluted	64,017,543	46,344,969	17,428,077

Founded for the purpose of exploring, developing and, if warranted, producing base and precious metals, the Company's operations are based in Arizona. In 1992, the Company began a long-term strategy to acquire and develop diversified natural resource properties. The acquisition of these natural resource opportunities has usually been completed through a combination of cash payments, joint ventures and/or the issuance of equity interests in the Company.

In 2003, the Company completed the acquisition of the Mineral Park mine (the "**Mineral Park Mine**") located in Northwest Arizona. The Company's focus since then has been to increase production and optimize operations at the Mineral Park Mine.

Following the completion of the acquisition of the Mineral Park Mine, the Company became a producing copper mining company, with a property that has been in operation for more than thirty years. The principal metal produced by the Company is copper. In addition, revenue is generated from the sale of landscaping stone and the sale of turquoise.

In fiscal 2004, the Company re-started mining operations through the services of a mining contractor, and undertook leach pad construction for future leaching production and dump leaching activities with recovery of copper from leach solution using conventional SX-EW technology. Commercial production started on January 15, 2005. During fiscal 2005, the Company initiated engineering and feasibility studies in respect of the incorporation of a milling operation at the Mineral Park Mine.

In fiscal 2006, the Company had revenue of $31,010,071 (2005 - $11,269,981), mainly as a result of mining operations at the Mineral Park Mine. Prior to the acquisition of the Mineral Park Mine in June 2003 the Company had not generated significant revenue.

During fiscal 2005, the Company acquired, from ASARCO LLC, a 20,000 ton-per-day used process mill "concentrator" located at ASARCO LLC's Mission Complex south of Tucson, Arizona (the "**Mission South Mill**") and related spare parts and supplies for a total cost of $6 million. The Company separately acquired a fleet of mining equipment including four Terex 100 ton haul trucks, a Komatsu WA900 Loader, a Komatsu D375 Dozer and several small service vehicles and an IR Drill rig for a total cost of approximately $4.7 million, for use at the Mineral Park mine. The mining equipment is currently in service, as the Company has phased out the services of a mining contractor and is operating two 10 hour shifts per day, four days per week.

During the first quarter of 2006, the Company completed the installation of an additional rectifier at the Mineral Park Mine, increasing the capacity of the SX-EW plant to 15,000,000 pounds of copper per year.

In September 2006, the Company received the results and filed a preliminary feasibility study in support of the disclosure of mineral resources and mineral reserves for the proposed expansion of the Mineral Park Mine to 37,000 tpd.

On September 22, 2006, ASARCO LLC filed a complaint against Mineral Park in the United States Bankruptcy Court for the Southern District of Texas (the "**Bankruptcy Court**") seeking to void Mineral Park's July 2005 purchase of the Mission South Mill. Mercator had been dismantling the Mission South Mill in anticipation of relocating the Mission South Mill to the

Mineral Park mine site in order to expand the Company's copper operations at the Mineral Park mine.

At a hearing held on September 22, 2006, Mineral Park agreed to temporarily suspend further dismantling or removal of the Mission South Mill from the ASARCO LLC site pending an October 30, 2006 hearing before the Bankruptcy Court on ASARCO LLC's request for a preliminary injunction. The Bankruptcy Court granted ASARCO LLC's request for a preliminary injunction to suspend further removal of the Mission South Mill from ASARCO LLC's mine site until a trial could be held. On February 5, 2007, the United States District Court in the Southern District of Texas affirmed the ruling of the Bankruptcy Court on the preliminary injunction. On March 5, 2007, the Company announced that it sold the Mission South Mill back to ASARCO for $9 million, and settled the outstanding litigation. The sale of the Mission South Mill back to ASARCO LLC was completed on March 13, 2007.

In September 2006, the Company commenced plans to secure alternate equipment for the expansion of the Mineral Park operation to avoid any delay in the start of milling operations that might be caused by the litigation commenced by ASARCO LLC. In December 2006, the Company announced that it had placed orders for two new 7500 hp ball mills for expedited delivery in early 2008, and the purchase of three used 32-foot diameter, 7000 hp Semi Autogenous Grind ("**SAG**") mills. These ball mills and SAG mills are key components in the processing circuit for concentrate production and represent major milestones in the Company's path towards substantially increased copper production and its first production of molybdenum at the Mineral Park Mine, both in the form of concentrates. As a consequence of the change in the milling equipment to be used, and an increase in planned throughput capacity, the Company commissioned the preparation of a technical report in support of the preliminary feasibility work completed and the updated plan to expand production and that supports the disclosure of mineral resources and mineral reserves at the Mineral Park mine.

The Company received the December 2006 Report (as hereinafter defined) in support of updated preliminary feasibility work completed that supports the disclosure of resources and reserves and the updated plan to expand production at the Mineral Park Mine. The revised plan will allow for a higher average mill throughput than was originally contemplated (37,000 tpd). The higher planned throughput, to 50,000 tpd, resulted from the acquisition by the Company in December 2006 of larger grinding mills described in the previous paragraph.

The December 2006 Report was authored by Eric Olson, MAusIMM, ("**Olson**") an independent qualified person as defined by National Instrument 43-101 and the Managing Director of Range Consulting Group, LLC ("**RCG**"), and Joseph M. Keane, PE ("**Keane**"), an independent qualified person as defined by National Instrument 43-101 and a principal of KD Engineering ("**KD**") and is dated December 29, 2006 and titled Technical Report - Preliminary Feasibility Study on Phase I & Phase II Copper - Moly Milling Expansion, Mineral Park Mine Mohave County, Arizona (the "**December 2006 Report**"). A copy of the December 2006 Report is available on the SEDAR website at www.sedar.com. The December 2006 Technical Report contemplates a two stage Phase 4 copper-molybdenum expansion of the Mineral Park Mine: Stage I to a 25,000 ton-per-day milling operation at an estimated cost of $128.0 million; and Stage II to a 50,000 ton-per-day milling operation at an estimated additional cost of $62.5 million.

On February 15, 2007, the Company completed a public offering of 120,000 Units at a price of $980 per Unit for gross proceeds of $117,600,000, and 8,337,500 common shares at a price of CDN$3.00 per common share for gross proceeds for CDN$25,012,500 ($21,490,248). Each Unit was comprised one secured note (the "Notes") in the principal amount of $1,000 and 50 common share purchase warrants (the "Warrants"). The Notes mature on February 16, 2012 and pay interest semi-annually at a rate of 11.5% per annum. The Notes are subject to a call provision, at any time after three years from the closing date, at a redemption price which is equal to $1,050 per Note, plus accrued and unpaid interest. The Warrants are exercisable at a price of CDN$4.00 per share, on or before February 16, 2012. The Units separated into Notes and Warrants immediately upon closing of the offering.

The agents in the offering received commissions of $4.8 million on the sale of the Units and CDN$1,500,750 ($1,289,415) on the sale of the common shares, as well as an option to purchase 500,250 common shares exercisable at a price of CDN$3.00 per share until February 15, 2009.

The net proceeds of the Offering will be used together with the Company's existing cash resources to fund the expansion of the Mineral Park Mine near Kingman, Arizona and for other general corporate purposes.

The resource extraction business has historically been cyclical. The prices received for copper, molybdenum and silver have been volatile. The mining business operates in a worldwide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Company's principal asset is the 100% owned (subject to the NPI described below) Mineral Park Mine, a producing copper mine acquired from Equatorial Mining North America, Inc. ("**EMNA**") and located near Kingman, Arizona. The primary focus of the Company is the expansion of copper production and the initiation of molybdenum concentrate production at the Mineral Park Mine to generate cash flow to fund the Company's business plans. Mercator's activities have been financed prior to the date of this Annual Information Form primarily through the sale and issuance of shares by way of private placements and commercial financing arrangements. The following technical disclosure is summarized from the December 2006 Report authored by RCG and KD, a copy of which is available on the SEDAR website at www.sedar.com.

The Mineral Park Mine

Acquisition Terms

Pursuant to an amended and restated agreement made and dated as at February 18, 2003 as amended by amendment agreements dated effective March 31, 2003, May 9, 2003 and May 30, 2003 (as amended, the "**Acquisition Agreement**") among Equatorial Mining North America, Inc. ("**EMNA**"), owner of 100% of the issued and outstanding shares of Equatorial Mineral Park, Inc.

(presently named Mineral Park, Inc. "**Mineral Park**"), (being the then owner of the Mineral Park Mine) and the Company, the Company agreed to acquire from EMNA all of the issued and outstanding shares of Mineral Park, a Delaware Corporation, which held a 100% interest in the Mineral Park Mine located in Mohave County, Arizona in the Wallapai mining district (the "**Acquisition**") for 4,612,175 shares of the Company valued at CDN$0.15 and subject to a timed release escrow (which escrow has expired).

On June 24, 2003, the Company completed the Acquisition. The Mineral Park Mine comprises approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land. Current operations consist primarily of mining of new ore, leach pad construction for future leaching production and dump leaching activities with recovery of copper from leach solution using conventional SX-EW technology.

Under the Acquisition Agreement EMNA transferred Mineral Park shares together with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $833,000 currently held in trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general working capital, for a total of $2,753,000. The $2,753,000 will be reimbursed by an unsecured net proceeds interest ("**NPI**") in the Mineral Park Mine of 5% per quarter on cumulative gross revenues less cumulative cash operating expenses, as defined in the NPI agreement. The NPI is capped at $2,753,000 and is payable quarterly, based on fiscal quarters, within 45 days after the end of the fiscal quarter. The payments under the NPI do not commence until the gross proceeds as calculated under the NPI agreement, calculated from the date of acquisition, first exceeds the cumulative total of all costs as defined in the NPI agreement. The NPI is accounted for as contingent consideration as at the acquisition date. No payments have been made under the NPI to date. Payments may be required to be made on the NPI during fiscal 2007 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

Operations

Following the completion of the acquisition of the Mineral Park Mine, the Company assumed the operation of the Mineral Park Mine and immediately initiated plans to improve plant performance, enhance overall productivity, and increase copper production from the property. Since acquiring ownership, the Company has expanded the SX-EW plant, and restarted mining operations to deliver new ore to the leach pad.

Mining operations started May 2004 with the services of a mining contractor at a rate of 18,000 tons of ore and waste per day, on a four day per week one shift per day operation. In July 2005, the Company took over mining operations from the mining contractor in order to expand and improve operations. The mine presently operates two shifts per day, four days per week and has a daily capacity of 28,000 tons per day of ore and waste. During 2006, the Company produced and sold 9,502,801 pounds of copper.

Previous owners of the property recorded a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of copper as cathode and nearly 50 million lbs of molybdenum concentrate. Historical records indicate that silver was a substantial by-product with over 5.0 million ounces produced.

Property Description, Location and Access

The mining lands form a contiguous block of ground following the general geological trend in the Wallapai mining district, Mohave County, Arizona. The property encompasses approximately 6,418 acres and is comprised of patented and unpatented mining and mill site claims and fee lands, collectively known as the "Mineral Park Mine". All of the current mineral resources and current mineral reserves lie within lands wholly owned by the Company, subject to the NPI described above.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada in Mohave County, Arizona. The mine is between 3600 and 4800 feet above msl, located at latitude of 35° 18' North and a longitude of 114° 8' West on the western flank of the Cerbat Mountains in the central part of the Wallapai mining district. Location by township and range is the West half (W1/2) of Section 19, Township 23 North, Range 17 West of the Gila and Salt River Base and Meridian, Mohave County, Arizona on the Cerbat 7.5 minute quadrangle map. Figure 1 shows the general location of the Mineral Park Mine.


ARIZONA
Project Location
Kingman
St. George
UTAH
Kanab
Page
Kayenta
Shiprock
Overton
Lake Mead
Las Vegas
Henderson
Grand Canyon
National Park
Grand Canyon
Village
Canyon De Chelly
National Monument
Lake Mead
National
Recreation
Area
Wupatki
National
Monument
Window Rock
Gallup
NEVADA
CALIFORNIA
Williams
Bullhead
City
Flagstaff
Winslow
Zuni
Needles
Petrified Forest
National Park
Holbrook
Lake Havasu City
Prescott
Parker
Wickenburg
Alpine
Blythe
Colorado River
Phoenix
Mesa
Globe
Gila River
Clifton
Gila Bend
Casa Grande
Safford
Yuma
Saguaro
National
Park
Lordsburg
San Luis
Rio Colorado
Ajo
Tucson
Willcox
MEXICO
Organ Pipe Cactus
National Monument
Green Valley
Benson
Sonoita
Tombstone
Sierra Vista
Puerto
Peñasco
Nogales
Douglas
Agua Prieta
Railroad
0
40 mi
Cananea
N

Figure 1 - Project Location

All of the past and current mining operations are located on patented claims. The patented claims are surrounded by approximately 233 unpatented mining and mill site claims administered by the Bureau of Land Management. Figure 2 below details the property boundary in location to the existing infrastructure.

Access to the property is via highway 93, approximately 100 miles south of Las Vegas, Nevada. Rail service is available in Kingman, Arizona. Electrical power is currently supplied to the mine by a 69 KVA line by a local utility company. A local utility company located in Golden Valley, Arizona provides process water.

The property consists of fee lands and patented claims surrounded by unpatented claims and is approximately 6,400 acres in area. The property is 100 percent owned by the Company and is subject to the NPI described above.



MINERAL PARK
PLANT FACILITIES
TERMINAL
STORAGE
FACILITY
(TSF)
MERCATOR MINERALS PROPERTY BOUNDARY
PATENTED OR PRIVATE PROPERTY
PATENTED LODE CLAIM OUTLINE
Range Consulting Group

Figure 2 Property Boundaries

Environmental

The property is not subject to any known environmental liabilities nor other known mitigation measures other than those associated with the normal course of operations and the ensuing reclamation and closure.

Environmental permitting is up to date and in order. A current list of active operational and environmental permits maintained at the site is provided in Table 1 below.

Table 1 List of Environmental and Operational Permits

AGENCY	ITEM	STATUS	TERM/ EXPIRATION
FEDERAL			
BLM	Plan of Operations	Current	Life of Mine
BLM	Right of Way	Current	Life of Water Line
DOT	Hazardous Materials Transportation	Current	One Year
BATF	Explosives Permit	Current	One Year
EPA	RCRA Identification Number	Current	Life of Mine
EPA	Toxic Release Inventory Number	Current	Life of Mine
Army Corps of Engineers	404 Clean Water Permit	Current	Existing
STATE			
ADEQ	Air Quality Operating Permit	Current	Five Years
ADEQ	Aquifer Protection Permit	Approved in December 1998	Life of Mine
State Mine Inspectors Office	Mined Land Reclamation Plan	Approved in August 1997	Must be implemented within 2 years after closure.
COUNTY			
Mohave	Septic Permit	Current	Life of Mine
City of Kingman	Local Land Use Permits and Restrictions	Exempt	Life of Mine

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mineral Park Mine is between 3600 and 4800 feet above msl in the Cerbat Mountains, Mohave County, Arizona. The surrounding hills are covered by typical desert vegetation consisting of cactus, Mohave yucca, Joshua tree, ocotillo, juniper, pinion pine and beargrass.

The summers are hot and dry and the winters can be mild and rainy. The annual rainfall is 10.4 inches and the average temperature is 76.4°F. An average of 3.7 inches of snow falls each year. The climate is conducive to year round operations.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada. The mine is easily accessed by taking Highway 93 south from Las Vegas and then by turning east on Mineral Park Road for eight miles. Mineral Park Road is paved and the county provides maintenance.

Kingman is 16 miles to the southwest and serves as the commercial center for north-western Arizona. Interstate 40 and the Santa Fe railroad both service Kingman. The village of Chloride, a historic mining community, is 5 miles to the northwest and consists mainly of small shops and a small residential community.

Power for operations is provided by Unisource Energy Services via a 69 KVA power line, sufficient for current operations and Stage I of the Phase 4 expansion as specified in the December 2006 Report. Estimated capital costs of $5.0 million will be required to upgrade an existing power line to the Mineral Park Mine and substations to handle the higher projected power requirements for the contemplated Stage II of the Phase 4 expansion.

Water for mining and milling operations is supplied from a well field 17 miles southwest of the mine. Duval, the first operator of the property, put the well field into service in the mid 1960's. Ownership of the well field and associated pipeline right of way was subsequently transferred to a third-party, Valley Pioneer Water Company ("**Valley Pioneer**"), with which Mineral Park has a License Agreement for the supply of water 3,000 acre feet of water per year. Valley Pioneer maintains the field and supplies water to the mine on an as needed basis at an agreed price. Mineral Park has adequate water rights for current operations and is currently drilling additional wells on Company-owned property to expand the existing well field to accommodate the Phase 4 expansion. Mineral Park will work with Valley Pioneer to upgrade the existing system for Stage I of the Phase 4 expansion and additional infrastructure along the existing right of way will be required for the contemplated Stage II of the Phase 4 expansion. As specified in the December 2006 Report, the total estimated capital costs of $20.0 million will be required to upgrade the existing water delivery system for the Phase 4 expansion.

Qualified personnel are available from the surrounding area in sufficient numbers to meet current requirements.

The present tailings storage facility is located to the southwest of the mine and will need to be expanded for any future-milling scenario for the resource. A geotechnical study will be required to determine the best program for the existing facility to be expanded upon its original profile.

Mine overburden storage areas or waste dumps that exist at the mine can generally be used and are expected to be adequate for future mining activities.

Milling operations sites are available within the patented claims area and the most advantageous site has been determined.

The leaching of copper from dumps has continued to be an important part of the mine's ore processing scheme. The existing leach dumps will be incorporated into any future phased pit designs.

History of Exploration and Development

Mining activity began at Mineral Park in approximately 1871 at the foot of Ithaca Peak. The town of Mineral Park was the largest settlement in Mohave County in 1872 and in that year a post office was established. In 1873, Mineral Park became the county seat. The town of Kingman, 16 miles to the southeast, was established in 1882 to service the railroad and by 1887 had replaced Mineral Park as the county seat. Mining activity continued sporadically through early 1900's, with the post office closing in 1912.

The Duval Corporation ("**Duval**") (formerly known as Duval Sulphur and Potash Company) began acquiring a land position around the Mineral Park Mine late in 1958. During the period 1959 through 1962 Duval completed a drilling program that outlined a copper, molybdenum ore body around Ithaca Peak. Modern mining activity began in 1963 when Duval began mining operations at the Mineral Park Mine. This consisted of an open pit mine and completion of a 12,000 ton per day flotation mill. Subsequent modifications and expansions increased capacity of the mill to 18,000 tons per day, which remained in operation until 1981. Mining continued by Duval until 1981 when the mine was closed by Duval's parent company, Pennzoil Company, due to low metal prices and the need for capital for a mine and mill expansion. Dump leaching began shortly afterward and except for a short curtailment in 1992 has continued to the present.

Dump leaching at the Mineral Park Mine was initiated in 1965 with the construction of a cement copper facility. Production of cement copper continued on the property through the completion of an SX-EW facility in 1995.

The Duval operation continued to produce copper via a leach-iron precipitate plant, until the acquisition of the Mineral Park Mine by Cyprus Mining Company in 1986. Cyprus Mining Company continued the dump leaching operation as an iron precipitation process until converting to SX-EW in September 1994. The original SX plant consisted of two stages of extraction and one stage of stripping. The total flow of PLS was nominally 2,500 gallons per minute. The EW circuit had a plating capacity for 11,000,000 pounds per year of cathode copper. In the first quarter of fiscal 2006, the Company further increased capacity of the SX-EW plant to 15,000,000 pounds of copper per year with the installation of an additional rectifier.

Copper production continued from the leaching of the dumps and from in-place leaching of areas of the pit that were drilled and blasted for leaching. Leaching of the copper from dumps by Cyprus continued until closure of the cement copper plant in 1992.

Cyprus continued the leaching and precipitation copper operation at that time. An SX-EW plant was installed by Cyprus in 1995. Cyprus drilled and blasted material left in the walls of the pit and recovered the copper through in-situ leaching.

In 1997 EMNA acquired the property and continued SX-EW production of copper from the dumps and from the in-place leaching of the drilled and blasted areas of the pit. EMNA added a third stage of extraction to SX and expanded the SX-EW facility to 6000 gallons per minute in 1998. EMNA also added a crud removal system to SX, increased surge capacity, purchased new filters for electrolyte and added a new heat exchanger to EW, to increase the efficiency of the system. A laboratory was also installed to provide for solution assays for metallurgical balances and quality control of the cathode produced at site. The lab is also used for blast hole assaying for grade control in the pit.

The Company acquired the Mineral Park Mine from EMNA in June 2003. The Company re-initiated open pit mining operations in May 2004 and has improved the efficiencies of the SX-EW plant. Mining operations averaged 18,000 tons per day of ore and waste on a four-day per week one shift per day mining schedule by a mining contractor. In July of 2005, the Company took over mining operations from the mining contractor. The mine currently operates four-days per week with two-ten hour shifts per day. Total production from the mine is currently 28,000 tons per day of ore and waste combined.

Previous owners of the property record a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of cathode copper sheets, and nearly 50 million lbs of molybdenum concentrate and approximately 5.0 million ounces of silver, with the majority of the production coming from Duval's flotation milling process during 1965 through 1980.

The concentrates produced at the property by Duval were of acceptable commercial quality and contained no deleterious elements.

Geological Setting – Regional, Local and Property Geology

The Mineral Park Mine occurs in the central part of the Wallapai mining district in the Cerbat Mountains of north-western Arizona. The Cerbat Mountains are composed of deformed Precambrian metamorphic and igneous rocks that are intruded by Laramide quartz monzonite porphyry stocks and rhyolite dykes. The rocks of the Cerbat Complex are represented by an older metamorphic group, the amphibolite a body of gneiss, and younger intrusive rocks.

The oldest exposed rocks in the mine area are Precambrian in age and consist of a sequence of quartz-feldspar gneiss, biotite schist, amphibolite and quartzite. The quartz-feldspar gneiss is resistant to erosion and formed the higher peaks of Turquoise Mountain and Gross Peak.

Amphibolite schists occur throughout the historical mining area and are often more abundant than the quartz-feldspar gneiss. The amphibolite schists are poorly to well foliated and are characterized by presence of hornblende. These rocks are dark colored, fine to medium grained, xenoblastic rocks. Historically, ore in this rock type exhibited lower recoverability in the mill.

Biotite schists are minor in volume and variable in composition. They are fine grained, strongly foliated, and contain biotite as a major constituent (40 to 56%). Quartz varies from 10 to 30% by volume and plagioclase varies from 0 to 50 percent. Biotite schist is most abundant just north of the Ithaca peak stock, but may be present locally throughout the deposit.

Local geology is dominated by the presence of the Ithaca Peak stock. The stock is composed of quartz monzonite and has intruded the local Precambrian rocks. Distinguishing characteristics are concentric zoning of igneous rock types that range from biotite quartz monzonite porphyry at the contact to quartz monzonite in the center.

A typical cross section looking north of the geology through the mineralized resource is shown in Figure 3 below.

Figure 3 Typical Geological Cross Section Looking North



79,000E
80,000E
81,000E
82,000E
83,000E
84,000E
5000
4500
4000
3500
3000
2500
2000
Rhyolite
Qyartz Monzonite Porphyry
Hornblende Metadiorite
Quartz Porphyry
Biotite Quartz Monzonite Porphyry
Quartz Feldspar Gneiss
Amphibolite
1980 Pit Outline
Fault
0 500 1000
Scale in Feet
Typical Cross Section

The Mineral Park Mine is a hypogene porphyry deposit with copper, molybdenum and silver values and a supergene enriched copper zone. Current reserves and operations are restricted to the supergene mineralization that is amenable to leaching.

Mineralization

The main minerals of economic interest at Mineral Park consist of molybdenite, chalcocite, turquoise and chalcopyrite. The upper sections of the mineralization have experienced supergene enrichment and alteration and are similar to other copper porphyry deposits in Arizona forming a supergene zone. The distribution of the mineralization at Mineral Park is roughly north-easterly with an elliptical shape. The depth of molybdenum mineralization is known to a depth of 5000 feet and continues to an unknown depth. Hole 807 was drilled to a depth of 5000 ft with molybdenum mineralization throughout its entire length and bottoming in mineralization as well. The copper mineralization decreases with depth and tends to bottom out around 1050 msl in drill hole 494. The core of the main intrusive is characterized by lower grades of both copper and molybdenum and is typical of many porphyry copper deposits. It is also noted that an area of higher-grade molybdenum exists within what is known as the Gross stock, and is presently underneath the site of the present heap/dump leaching area. The molybdenum mineralization is almost totally restricted to quartz veins; whereas the higher-grade copper mineralization occurs in the mafic rocks rather than in the felsic rocks. A major fault bounds the deposit on the western edge.

Exploration

Duval first explored the area in modern times in the fall of 1958. Diamond drilling began in the summer of 1959 and continued through 1962. This drilling outlined what was known as the Ithaca Peak ore body. The first ore was shipped to the mill in 1964. Ongoing exploration and development programs have been conducted. The most recent programs have been undertaken by the Company. The Company has drilled a total of 43 development holes primarily within the Turquoise Mountain area to fill in the mineralization already discovered by previous owners. Most of these holes were angle holes drilled to test the structural controls within the copper mineralization. These newer holes are characterized by intervals of copper and molybdenum mineralization that intersected local zones of supergene copper enrichment.

There is potential to expand the resource at depth and laterally in the lower areas of the resource.

Figure 4 below shows the resource solid including all the drill holes piercing it, with copper equivalent grades displayed. The resource solid was created based on the manually contoured resource envelopes for both molybdenum and copper mineralization, and based on the interpolated copper and molybdenum grades within the ore envelope.

Figure 4 Resource Solid with Drill Holes

Resource Solid with Drillhole Composite Copper Equivalent Grades – Looking NE (Azi = 45°, Dip = +10°, i.e., up 10° from horizontal). Bottom of solid is at 2500 msl.



Drilling

Exploration and development drilling by Duval was primarily done with a combination of churn drills, reverse circulation and diamond core holes. Drilling by subsequent owners has been completed using reverse circulation.

To date, reverse circulation and diamond drilling has comprised the majority of the exploration/development drilling.

Since acquiring the property in 2003, the Company has instituted a development drilling program and drilled a total of 43 reverse circulation holes, bringing the total number of exploration and development holes drilled in the resource model to 1073.

The sample interval down hole on reverse circulation drilling by Duval was predominately 35 feet, representing the bench height of mining operations.

Figure 5 below shows drill hole collars in plan.

Holes drilled by the Company include hole numbers 1065 through 1097, drilled in 2004 and 1098 through 1108 in 2005.

The drilling campaign conducted by Company during 2004 and 2005 used the following procedure: the reverse circulation drill rig was positioned over the hole collar, and was allowed to free drill without down pressure until it was collared in. Drilling with full down pressure commenced once the stem was about 5 feet below the collar. The first sample was taken at a point where the bottom of the drill string met a predetermined bench toe elevation. Samples were taken at 10-foot intervals thereafter. An independent professional geologist provided supervision and logged samples.

Figure 5 Drill Hole Location Map Through November 2005



Sampling and Analytical Procedures

Sampling methods at the Mineral Park Mine consist mainly of reverse circulation and core drilling of NX (2.125" diameter) size. The diamond core samples were split, crushed, quartered and composited into either 5 or 10-foot lengths for assay.

Most holes over 200 feet in depth were drilled by diamond coring. Either reverse circulation or churn drilling was used for shallow holes up to 200 foot in depth. The deposit was drilled on an average spacing of 200 x 200 feet, with closer spacing in the supergene zone, which was drilled on an average of 140-foot centers. Core recovery averaged 85 to nearly 100 percent.

No down hole surveys were completed, as most of the drilling is vertical.

During the drilling campaign of 2004, the Company used Copper State Analytical Laboratory (CSAL) in Tucson, Arizona. No sampling problems or analytical issues were reported. Check samples were completed by ALS Chemex located in Sparks, Nevada. During 2005 the Company assayed the samples onsite and used an outside laboratory for checks.

Samples were collected at the drill via a cyclone. This sample was then field split down to approximately 12 lbs in size and transported to the analytical facility at the mine. The samples were then again split down to 1 to 2 lbs in size with a Jones splitter and were crushed, pulverized, packaged and sent by courier to an independent analytical laboratory for assay.

The Company used a sampling interval of 10 feet. Past operators used a variety of interval lengths ranging from 5 to 35 feet. Current mining operations utilize blast hole samples on a 16 by 20-foot nominal spacing and a 25-foot bench height.

The 2005 drilling program included in-fill and definition drilling for pushback and deepening phases of present mining of Turquoise Mountain area. The Company drilled a total of eleven holes in 2005. The holes were predominantly drilled at an inclination of -60 degrees. An independent project geologist supervised the 2005-drilling program.

Holes 1098 through 1102 were drilled to define a major pushback to the east of the present pit.

Hole 1104 was drilled in Gross Pit area, approximately 3000 feet north of the Turquoise Mountain Pit, to test near surface molybdenum grade and to verify previous drill results in that vicinity.

Significant results from the 2005 drilling program are found in the following Table 2.

Table 2 Summary of Significant Intercepts in 2005 Development Drilling Program

Hole No.	Depth (ft)	From (ft)	To (ft)	Intercept (ft)	Cu (%)	Mo (%)	Ag (oz./ton)
1098	325	135	325	190	0.31	na	na
	Includes	175	245	70	0.52		
1099	305	165	265	100	0.27	na	na
	Includes	205	245	40	0.42		
1100	305	15	185	170	0.12	na	na
1101	305	185	205	20	0.12	na	na
1102	305	65	105	40	0.14	na	na
1103	345	145	345	200	0.14	na	na
1104	395	35	395	360	0.07	0.028	0.065
1105	385	105	385	280	0.12	0.015	na
1106	315	75	115	40	0.15	na	0.051
	And	115	295	180	0.08	0.023	0.032
1107	305	35	305	270	0.16	0.017	0.037
1108	505	75	505	430	0.18	0.04	0.025
	Includes	285	345	60	0.35	0.05	0.025

Notes: "na" denotes not assayed or insignificant assay for that element

Holes 1103 and 1105 tested deeper targets behind the south wall of the present pushback, while holes 1106 and 1107 were to the northeast and 1108 was located to the west.

All holes returned typical grades for the deposit that generally exhibits higher copper grades within the upper supergene blanket and molybdenum values.

A large portion of the core from the original exploration by Duval exists on the property. Additional core storage is offsite in some of the existing adits from the historical workings adjacent to the property.

The Company is in possession of nearly all of the exploration and operating records belonging to Duval and Cyprus. Included in this property database are: (a) Original geology logs for the exploration program; (b) Original assay certificates for the exploration and development drilling program by both Cyprus and Duval; (c) Original field survey notes and data with respect to the development and exploration holes; (d) Original mine engineering maps and mine plans; (e) Original mill and infrastructure drawings, including "as built"; (f) Original land status information, including surveys; and (g) Daily operating reports from both the mill and mine.

Security of Samples

All assays done by Duval were done in Duval's laboratory onsite. An outside lab performed assays for Cyprus.

In 2004 and 2005, the Company retained the services of an independent professional geologist to supervise the drilling program, log the samples, and to ensure overall integrity of the drilling and sampling program.

The Company maintains a sample preparation facility at the property. Sample preparation at the analytical facility comprises splitting, crushing, pulverizing and re-splitting to a size of approximately 150 grams. Sample preparation from the development programs in 2004 and 2005 was conducted under the supervision of the independent professional geologist retained by the Company, who supervised the drilling programs.

Analysis is conducted using wet chemical methods, which include atomic absorption spectra-photometric techniques.

A qualified metallurgist supervises all laboratory operations on the property. Data from the assay determinations is hand entered into the computer and checked for errors.

Samples collected during the Company's development programs were subject to a random second split and a second assay was completed at the same laboratory as the original determination. This was done as a check on the assay and sampling procedures for conditional bias and as a check on the variation and repeatability of the assays. In addition, a visual estimate of the copper mineralization is conducted as a control on the assays. A second assay determination is conducted if the visual estimate and the first assay do not reasonably compare.

Mining and Leaching

The Mineral Park Mine is a typical open pit operation that utilizes drilling, blasting, shovel loading and large-scale truck hauling to excavate rock.

The dump leaching operation consists of several low-grade dumps that have been under leach for many years. Process leach solution from the dump leaching is collected in various sumps situated at strategic locations throughout the mine area.

ROM leaching is the current primary source of copper production at the property. ROM material is carefully placed in 12-foot lifts on leach pads located in the old Gross Peak pit. The leach solutions are collected in a sump located at the lowest elevation of the Gross Peak pit. Acid is added to the leach solutions just prior to dispersion on the leach material to maintain the leach solution at a pH of 1.8.

Since the ROM material is being leached in the current resource area, any future scenarios involving the mining of material from the Gross Peak pit area will have to take into account the re-handling of this material.

The solutions from the dump leach and ROM material are directed from the sump ponds to a surge pond near the solvent extraction plant. The solvent extraction plant houses mixing and settling units for both extraction and stripping. The copper leach solution is contacted with an organic reagent in solution and the copper is collected. The copper loaded organic reagent is then stripped with an aqueous sulphate solution and is regenerated and recycled to the extraction section. The enriched copper sulphate solution is used as an electrolyte from which high-quality cathode copper is produced by electrolysis.

Current mine production rates are approximately 40,000 short tons per day of ore and waste.

The mine is operated four days per week with two (2) 10-hour shifts per day. Mining is carried out on a year round basis. Standard drilling and blasting techniques are used. The blast holes are sampled and assayed for production grade control purposes. Blast holes are drilled on a 17 x 17 foot nominal pattern 28 feet in depth. Daily ore control assaying is completed onsite.

In June 2005, the Company phased out the mining contractor and has been owner-mining since July 2005. Broken rock is loaded with a wheel loader into 100-ton haul trucks. Depending on the grade control results, mined material is delivered to either the leach dump or to the waste rock dumps.

Mine Life

The current proven and probable reserves are fully permitted. At current production rates, the current supergene proven and probable reserves that have been fully identified by the Company and previous operators of the property, indicate that the Mineral Park project would have a mine life of 25 years.

Markets

The market for the mine's primary product - cathode copper - is mainly within the wire forming industry. The Company has a material marketing and agency agreement with Whitney Metals of New Haven, Connecticut. The contract which expires at the end of 2007, calls for Whitney Metals to buy the mine's entire cathode copper production at the average Comex closing price for the month, less graduated shipping and sales administrative discount of $0.035 for quantities under 300,000 pounds per month to $0.015 for quantities over 1,000,000 pounds per month, FOB mine site.

Production in 2006

The following is a summary of the operating statistics at the Mineral Park Mine for the year ended December 31, 2006:

Mineral Park Production 2006	
Ore mined (tons)	3,661,235
Waste mined (tons)	3,180,572
Total (tons)	6,841,807
Stripping Ratio	0.87:1
Average Copper grade (%)	0.359%
Copper Production (lbs)	9,502,604

Mineral Resource and Mineral Reserve Estimates

In August 2006, the Company retained Olson, an independent qualified person as defined by National Instrument 43-101 and the Managing Director of RCG, and Keane, an independent qualified person as defined by National Instrument 43-101 and a principal of KD, to prepare a technical report for the Mineral Park Project in support of the preliminary feasibility work for the proposed expansion of the Mineral Park Mine to 37,000 tpd and the disclosure of resources and reserves. The Company received a technical report from RCG and KD dated September 1, 2006 and titled "Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona" (the "**Pre-Feasibility Report**") a copy of which is available on the SEDAR website at www.sedar.com.

The work entailed estimating preliminary feasibility level operating and capital costs and estimating mineral reserves and mineral resources in conformance with the requirements of National Instrument 43-101.

RCG was responsible for estimation of the mineral resources and mineral reserves and Olson is the Qualified Person responsible for the mineral resources and mineral reserves for RCG. The mineral processing test work was completed by a number of outside parties and Keane is the Qualified Person who supervised the work for the mineral processing sections prepared by KD Engineering.

In November 2006, the Company retained Olson, and Keane, to prepare a Technical Report for the Mineral Park Mine project in support of the preliminary feasibility work completed and the updated plan to expand production and that supports the disclosure of mineral resources and mineral reserves at the Mineral Park Mine. The Company received the December 2006 Report from RCG and KD a summary of which is provided below and a copy of which is available on the SEDAR website at www.sedar.com.

The revised plan will allow for a higher average mill throughput than was originally contemplated (37,000 tpd). The higher planned throughput, to 50,000 tpd, resulted from the recent acquisition of larger grinding mills comprising three previously in service, 34 foot diameter x 14 foot long SAG mills each driven by two 3500 hp induction motors. These increases in overall mill size and throughput have a net positive effect on the project, resulting in lower overall operating costs and improved economics, as detailed in the December 2006 Report. The phased modified plan also allows for a similar start-up schedule as was originally envisioned.

In preparing the December 2006 Report, RCG reviewed previous estimates of mineral resources and mineral reserves at the Mineral Park Mine, and analyzed and examined data supporting the previous estimates as well as other data regarding the Mineral Park Mine.

RCG completed and updated the resource for the Mineral Park Mine from the resource previously reported by the Company in January 2006. These mineral resources are classified using logic consistent with the Canadian Institute of Mining, Metallurgy and Petroleum ("**CIM**") definitions referred to in National Instrument 43-101. The resource is reported on a copper equivalent basis, using a MF of 5.98 for supergene copper mineralization and 5.91 for hypogene copper mineralization. The resource was re-calculated from the previous January 2006 technical report because the mining bench height was changed from 35-ft to 25-ft in order to incorporate the existing mining fleet, thus allowing the Company to achieve capital and operating synergies. This necessitated the interpolation of a new block model. Please refer to Section 17 of the December 2006 Report for a detailed discussion on the resource.

The Mineral Park Mine mineral resource estimate is tabulated by cut-off and classification in Table 3 through Table 6. The resource tables include the leachable reserves disclosed above. The base case resource cut-off is 0.30% CuEq.

Table 3 Summary - Supergene Mineral Resources Using MF of 5.98 (Including Reserves)

Measured								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	216,756	0.360	0.181	0.030	0.075	784,305	128,598	16,224
0.10	215,631	0.361	0.182	0.030	0.075	783,293	128,350	16,133
0.20	200,675	0.373	0.188	0.031	0.076	754,876	123,594	15,175
0.30	139,941	0.423	0.214	0.035	0.078	599,397	97,236	10,985
0.40	65,118	0.511	0.272	0.040	0.078	353,977	52,641	5,074
0.50	26,425	0.624	0.361	0.044	0.075	190,692	23,312	1,978
Indicated								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	26,416	0.308	0.164	0.024	0.091	86,852	12,702	2,407
0.10	25,623	0.313	0.169	0.024	0.092	86,503	12,545	2,346
0.20	20,160	0.348	0.187	0.027	0.088	75,466	11,015	1,783
0.30	11,602	0.415	0.218	0.033	0.101	50,649	7,643	1,176
0.40	4,729	0.519	0.274	0.041	0.093	25,906	3,849	440
0.50	1,949	0.629	0.366	0.044	0.052	14,287	1,720	101
Measured + Indicated								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	243,172	0.352	0.179	0.029	0.077	871,157	141,300	18,631
0.10	241,255	0.353	0.180	0.029	0.077	869,796	140,895	18,479
0.20	220,835	0.367	0.188	0.030	0.077	830,341	134,609	16,959
0.30	151,543	0.423	0.214	0.035	0.080	650,047	104,879	12,160
0.40	69,847	0.511	0.272	0.040	0.079	379,883	56,491	5,514
0.50	28,374	0.624	0.361	0.044	0.073	204,979	25,032	2,079

Table 4 Summary - Hypogene Mineral Resources Using MF of 5.98 (Including Reserves)

Measured								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	482,572	0.284	0.099	0.031	0.069	955,492	299,195	33,297
0.10	454,160	0.292	0.101	0.032	0.070	917,404	290,663	31,614
0.20	352,424	0.319	0.104	0.036	0.073	733,043	253,745	25,612
0.30	180,247	0.377	0.114	0.044	0.073	410,963	158,617	13,215
0.40	47,922	0.465	0.136	0.055	0.080	130,349	52,715	3,820
0.50	9,436	0.572	0.165	0.068	0.091	31,138	12,833	856
Indicated								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	434,309	0.290	0.099	0.032	0.075	859,932	277,958	32,573
0.10	386,958	0.306	0.103	0.034	0.078	797,134	263,132	30,315
0.20	291,240	0.334	0.101	0.039	0.079	588,305	227,167	22,944
0.30	158,352	0.381	0.100	0.047	0.075	316,704	148,851	11,915
0.40	42,835	0.473	0.126	0.058	0.079	107,945	49,689	3,366
0.50	9,144	0.574	0.155	0.070	0.081	28,346	12,801	738
Measured + Indicated								
Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
0.00	916,881	0.284	0.099	0.031	0.072	1,815,424	568,466	66,015
0.10	841,119	0.299	0.102	0.033	0.074	1,715,882	555,138	61,929
0.20	643,664	0.330	0.103	0.038	0.075	1,325,949	489,185	48,556
0.30	338,599	0.377	0.108	0.045	0.074	731,374	304,739	25,129
0.40	90,758	0.466	0.131	0.056	0.079	237,785	101,649	7,186
0.50	18,580	0.573	0.160	0.069	0.086	59,455	25,640	1,595

Table 5 Combined Hypogene and Supergene Resource Using MF of 5.98 (Including Reserves)

Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
				Measured				
0.00	699,328	0.310	0.125	0.031	0.071	1,748,319	433,583	49,652
0.10	669,792	0.312	0.127	0.031	0.071	1,701,271	415,271	47,747
0.20	553,099	0.338	0.135	0.034	0.074	1,493,368	376,107	40,787
0.30	320,188	0.397	0.158	0.040	0.076	1,011,795	256,151	24,200
0.40	113,040	0.495	0.214	0.047	0.079	483,812	106,258	8,893
0.50	35,860	0.614	0.309	0.051	0.079	221,617	36,578	2,835
				Indicated				
Cu Equiv Cutoff	**Insitu Tons (1000's)**	**Avg Cu Equiv%**	**Avg TCu%**	**Avg Mo%**	**Avg Ag (Oz/Ton)**	**Pounds Cu (1000's)**	**Pounds Mo (1000's)**	**Ounces Ag (1000's)**
0.00	460,725	0.287	0.102	0.031	0.076	939,880	285,650	35,015
0.10	412,582	0.310	0.107	0.034	0.079	882,925	280,556	32,661
0.20	311,400	0.334	0.107	0.038	0.079	666,395	236,664	24,728
0.30	169,954	0.383	0.108	0.046	0.077	367,101	156,358	13,090
0.40	47,565	0.476	0.141	0.056	0.080	134,132	53,272	3,807
0.50	11,093	0.581	0.192	0.065	0.076	42,599	14,421	840
				Measured + Indicated				
Cu Equiv Cutoff	**Insitu Tons (1000's)**	**Avg Cu Equiv%**	**Avg TCu%**	**Avg Mo%**	**Avg Ag (Oz/Ton)**	**Pounds Cu (1000's)**	**Pounds Mo (1000's)**	**Ounces Ag (1000's)**
0.00	1,160,053	0.301	0.116	0.031	0.073	2,691,323	719,233	84,684
0.10	1,082,374	0.310	0.119	0.032	0.074	2,576,049	692,719	80,407
0.20	864,499	0.340	0.125	0.036	0.076	2,161,247	622,439	65,514
0.30	490,142	0.392	0.141	0.042	0.076	1,382,202	411,720	37,290
0.40	160,605	0.485	0.192	0.049	0.079	616,722	157,393	12,700
0.50	46,954	0.605	0.282	0.054	0.078	264,819	50,710	3,674

Table 6 Summary of Inferred Mineral Resources Using MF of 5.98 (Including Reserves)

Cu Equiv Cutoff	Insitu Tons (1000's)	Avg Cu Equiv%	Avg TCu%	Avg Mo%	Avg Ag (Oz/Ton)	Pounds Cu (1000's)	Pounds Mo (1000's)	Ounces Ag (1000's)
				Total Inferred				
0.00	924,687	0.264	0.091	0.029	0.065	1,682,930	536,318	60,105
0.10	706,206	0.304	0.101	0.034	0.070	1,426,535	480,220	49,544
0.20	433,587	0.354	0.097	0.043	0.068	841,158	372,884	29,271
0.30	218,703	0.416	0.099	0.053	0.068	433,033	231,826	14,877
0.40	75,879	0.516	0.109	0.068	0.059	165,416	103,195	4,490
0.50	26,975	0.591	0.119	0.079	0.045	64,201	42,621	1,222

Using the preliminary feasibility estimates generated by RCG and KD, RCG prepared mineral reserve statements for the Mineral Park Mine. The reserves summarized by class are found in Table 7. Reserves summarized by destination are found in Table 8 (mill destination) and Table 9 (leach destination). The mineral reserves have been prepared in accordance with NI 43-101 Standards and CIM Standard definitions.

The notes accompanying the tables are an integral part of the mineral reserves and should be read in conjunction with the mineral reserve statements.

Table 7 Mineral Park Mill Reserves by Class

By Class		Tons	Moly Factor	Avg Cu Equiv %	Avg TCu%	Avg Mo%	Avg Ag (oz/ton)	Gross Contained Pounds Cu (1000s)	Gross Contained Pounds Mo (1000s)	Gross Contained Ounces Ag (1000s)
Proven	Mill Ore Hypogene	238,418,000	5.91	0.36	0.12	0.041	0.08	572,203	195,503	19,073
	Mill Ore Supergene	109,780,000	5.98	0.45	0.22	0.038	0 09	483,032	83,433	9,880
	Leach Ore	82,499,000	n/a	n/a	0 07	n/a	n/a	115,499	n/a	n/a
	Total	**430,697,000**	**5.93**	**0.39**	**0.14**	**0.040**	**0.08**	**1,170,734**	**278,936**	**28,954**
Probable	Mill Ore Hypogene	77,089,000	5.91	0.33	0.11	0 037	0 07	169,596	57,046	5,396
	Mill Ore Supergene	12,564,000	5.98	0.30	0.13	0 029	0.08	32,666	7,287	1,005
	Leach Ore	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	Total	**89,653,000**	**5.92**	**0.33**	**0.11**	**0.036**	**0.07**	**202,262**	**64,333**	**6,401**
Total Proven & Probable	Mill Ore Hypogene	315,507,000	5.91	0.36	0.12	0.040	0.08	741,799	252,549	24,470
	Mill Ore Supergene	122,344,000	5.98	0.43	0.21	0 037	0.09	515,698	90,720	10,885
	Leach Ore	82,499,000	n/a	n/a	0.07	n/a	n/a	115,499	n/a	n/a
	Total	**520,350,000**	**5.93**	**0.380**	**0.13**	**0.039**	**0.080**	**1,372,996**	**343,269**	**35,355**

Notes:
1/Reserves calculated in accordance with CIM Guidelines
2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag
3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu, 75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu
4/ Cut-off grades used were variable, but based on breakeven cut-offs of 0.283% CuEquiv for supergene mineralization, 0.237% CuEquivfor hypogene mineral
5/ Moly Factor ("MF") = [((Mo_Price-FS&R Cost) * Mo_Rec) / ((Cu_Price-FS&R Cost) * Cu_Rec)]
6/ Copper Equivalent ("CuEquiv") = Cu% + Mo%*[MF]
7/ Some figures may not foot due to rounding
8/Mining recovery is estimated to be 100% and dilution is nil

Table 8 Mineral Park Mill Reserves

By Destination - Mill	Destination	Tons	Moly Factor	Avg Cu Equiv %	Avg TCu%	Avg Mo%	Avg Ag (oz/ton)	Gross Contained Pounds Cu (1000s)	Gross Contained Pounds Mo (1000s)	Gross Contained Ounces Ag (1000s)
Proven	Mill	348,198,000	5.93	0.39	0.15	0 040	0.08	741,799	252,549	24,470
Probable	Mill	89,653,000	5.92	0 33	0.11	0.040	0.07	631,197	90,720	10,885
Total Proven & Probable		**437,851,000**	**5.93**	**0.38**	**0.14**	**0.040**	**0.08**	**1,372,996**	**343,269**	**35,355**
Waste		**91,586,000**								
Stripping Ratio [Waste/(Mill + Leach)]		**0.18**								

Notes:
1/Reserves calculated in accordance with CIM Guidelines
2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag
3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu, 75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu
4/ Cut-off grades used were variable, but based on breakeven cut-offs of 0.283% CuEquiv for supergene mineralization, 0 237% CuEquivfor hypogene mineralization
5/ Moly Factor ("MF") = [((Mo_Price-FS&R Cost) * Mo_Rec) / ((Cu_Price-FS&R Cost) * Cu_Rec)]
6/ Copper Equivalent ("CuEquiv") = Cu% + Mo%*[MF]
7/ Some figures may not foot due to rounding
8/Mining recovery is estimated to be 100% and dilution is nil

Table 9 Mineral Park Leach Reserves

Mineral Reserves by Destination - Leach	Destination	Tons	Avg TCu%	Pounds Cu (1000s)
Proven	Leach	82,499,000	0.07	115,499
Probable	Leach	-	0.00	-
Total Proven & Probable		**82,499,000**	**0.07**	**115,499**

Notes:

1/Reserves calculated in accordance with CIM Guidelines

2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag

3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu,
75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu

4/ There are 91,586,000 tons of waste and 437,851,000 tons mill ore in the pit with an overall stripping ratio of 0.18 to 1.00

5/ Cut-off grades used were variable, but were based on a breakeven cut-off of 0.056% TCu for leach material

6/ There is no probable leach ore due to density of drilling in supergene zone

7/ Some figures may not foot due to rounding

8/ Mining recovery is estimated at 100% and dilution is nil.

Mining

Mining will be conducted using two 22-yard shovels and up to 12, 100-ton haul trucks with related support equipment. Benches will be drilled on a 16 by 16 drill pattern. All blast holes will be sampled and assayed for metals. The holes will be loaded and shot with a combination of ANFO and emulsion. Benches are 25 feet in height and the blast hole drilling will be to a depth of 28 feet to include sub-drill. Assay analyses will provide grade control for mill and leach material. Haul distances will be shortened both by the use of in-pit crushers and by the proposed mill location within the un-mined central pit area. Low grade supergene material will be sent to existing leach areas for processing and higher grade materials will be sent to the flotation mill. Suppliers for consumables and maintenance items have already been established due to the current mining activity.

Products will include copper and silver flotation concentrates for offsite smelter processing, moly flotation concentrates for sale FOB the mine site, and cathode copper for shipment and offsite sale.

The mining plan is presented in Table 10 below.

Table 10 LOM Mining Schedule

Mining Period	Mill Tons	Leach Tons	Waste tons	Total Mined	S.R.	Leach Grade %TCu	Mill Cu Grade %TCu	Mo Grade %Mo	Silver Grade (oz/t)
1	9,125,000	3,083,237	3,227,269	15,435,506	0.26	0.077	0.207	0.027	0.10
2	18,250,000	6,281,093	4,766,359	29,297,452	0.19	0.089	0.250	0.035	0.10
3	18,250,000	6,257,380	3,421,185	27,928,565	0.14	0.086	0.177	0.041	0.10
4	18,250,000	1,493,945	2,615,767	22,359,712	0.13	0.078	0.189	0.040	0.10
5	18,250,000	4,163,245	258,059	22,671,304	0.01	0.075	0.120	0.050	0.09
6	18,250,000	4,011,250	3,955,564	26,216,814	0.18	0.073	0.207	0.035	0.09
7	18,250,000	5,542,826	3,663,588	27,456,414	0.15	0.074	0.208	0.036	0.09
8	18,250,000	6,052,687	2,156,904	26,459,591	0.09	0.070	0.179	0.039	0.08
9	18,250,000	6,704,634	2,381,111	27,335,745	0.10	0.070	0.157	0.040	0.08
10	18,250,000	7,176,342	2,387,690	27,814,032	0.09	0.068	0.149	0.043	0.08
11	18,250,000	5,014,068	3,597,233	26,861,301	0.15	0.067	0.135	0.046	0.08
12	18,250,000	4,938,583	4,612,190	27,800,773	0.20	0.064	0.202	0.032	0.08
13	18,250,000	1,450,340	5,979,684	25,680,024	0.30	0.071	0.131	0.036	0.08
14	18,250,000	2,198,213	6,343,247	26,791,460	0.31	0.068	0.127	0.037	0.08
15	18,250,000	2,174,041	5,338,413	25,762,454	0.26	0.066	0.119	0.038	0.08
16	18,250,000	2,275,565	6,555,964	27,081,529	0.32	0.060	0.110	0.039	0.07
17	18,250,000	2,135,365	7,343,247	27,728,612	0.36	0.074	0.110	0.038	0.07
18	18,250,000	2,087,045	7,060,414	27,397,459	0.35	0.070	0.107	0.039	0.07
19	18,250,000	2,679,662	4,524,558	25,454,220	0.22	0.065	0.107	0.041	0.07
20	18,250,000	4,484,627	2,492,733	25,227,360	0.11	0.067	0.106	0.041	0.07
21	18,250,000	1,223,120	2,252,862	21,725,982	0.12	0.059	0.101	0.040	0.07
22	18,250,000	725,170	1,682,395	20,657,565	0.09	0.058	0.100	0.040	0.07
23	18,250,000	219,338	1,991,800	20,461,138	0.11	0.063	0.093	0.041	0.06
24	18,250,000	102,411	1,397,162	19,749,573	0.08	0.069	0.088	0.043	0.06
25	8,976,893	19,338	1,343,982	10,340,213	0.15	0.090	0.081	0.047	0.06
Total	437,851,897	82,493,527	91,349,380	611,694,804	0.176	0.069	0.142	0.039	0.079

The final pit and mill site location is depicted in Figure 6 below.

Figure 6 3-D View of Final Pit


North

Processing & Metallurgy

During the first-year Stage I of the Phase 4 development at the Mineral Park Mine start-up period, the operation is designed to process 25,000 tpd nominally, with a 24-hour maximum design tonnage of 30,000 tons. A Stage II of the Phase 4 development at the Mineral Park Mine LOM expansion is planned allowing 50,000 tpd nominally, with a 24-hour maximum design tonnage of 60,000 tons.

The design anticipates that the process facility will be located in the mine area on a barren core of waste. These process facilities include crushed ore stacking, coarse ore reclaim, SAG grinding, ball mill grinding, bulk rougher and cleaning flotation, differential copper - molybdenum flotation and concentrate filtering and handling and support facilities. Primary crushing facilities will be located in or near the pit and will be designed to be relocated periodically as mining needs dictate.

The process plant is designed to operate 24 hours-per-day, 7-days-per-week and 365-days-per-year. The utilization factor used for the calculation of the nominal hourly flow rates is 92.5 %. Metallurgical work indicates that copper recovery increases at finer grind sizes. For the purposes of the December 2006 Report a grind size of 80 percent passing (P80) of 100 microns has been specified.

KD estimated metallurgical recoveries in Table 11, as follows.

Table 11 Metallurgical Recoveries

Ore Type	Recovery
Supergene Copper	80%
Hypogene Copper	82%
Supergene Molybdenum	75%
Hypogene Molybdenum	76%
Silver (All Ores)	42%
Heap Leach Copper	70%

Notes:
1/Heap Leach from MML production records

Capital and Operating Costs

Capital and operating costs have been estimated for Stages I & II of the of the Phase 4 development at the Mineral Park Mine. The Company will be incorporating the existing mining fleet into the expansion mining scenario. Accordingly, there are substantial synergies and the capital cost of the mining equipment is also considerably lower than a similar green field's development project.

Initial capital costs for Stage I & II of the Phase 4 development at the Mineral Park Mine are summarized in Table 12 below.

Table 12 Summary Pre-Production Capital Costs

Capital Cost Area	Phase I ($)	Phase II ($)	Total Cost ($)
Mining Equipment	-	10,431,380	10,431,380
Milling Equipment (Direct & Indirect)	89,947,164	40,280,380	130,227,544
Water Development (wells & distribution)	15,000,000	5,000,000	20,000,000
Power Distribution (lines & substations)	5,000,000	-	5,000,000
Permitting & Surface Water Retention	350,000	-	350,000
Subtotal	**110,297,164**	**55,711,760**	**166,008,924**
Owners Cost	925,000	310,000	1,235,000
Contingency (18% on Milling & Owners Cost)	16,770,021	6,510,215	23,280,236
Total Capital Cost	**127,992,185**	**62,531,975**	**190,524,160**

Average operating costs for the LOM are summarized in Table 13.

Table 13 Summary Life-of-Mine Operating Costs

Average Life of Mine (LOM)	Units	Value	Source
LOM Mining Cost	$/ton	0.80	RCG
LOM Supergene Cost	$/ton	3.46	Keane
LOM Hypogene Cost	$/ton	3.06	Keane
LOM Leaching Cost	$/ton	0.61	MML/RCG
LOM G&A Cost	$/ton	0.19	MML/RCG

Economic Model

The economic results of a cash flow model for the phased expansion case are summarized in Table 14. These economic forecasting results, which are based on the assumptions and data developed in the December 2006 Report, show that the Mineral Park phased expansion plan is an economic project. On an after-tax full equity basis the project has an internal rate of return (IRR) of 51% and a net present value (NPV) of $426M at an 8% discount rate. The sensitivity analysis is presented in Figure 7.

Table 14 Summary Economic Model Results

Life of Mine (LOM)	Highlight
Tons Milled Per Day	50,000 tpd
Average Grade	0.14% Cu 0.039% Mo 0.368% Cu Equivalent 0.08 opt Ag
Average Annual Metal Production	43,429,000 lbs Cu 10,461,000 lbs Mo 469,500 ounces Ag
Average Metal Prices	$1.53/lb Cu $10.16/lb Mo $7.50/lb Ag
LOM Capital Cost	$227 M
Total Operating Cost	$4.57/ton milled
After Tax IRR	51%
Pay-back (Years)	1.8
After-Tax Net Present Value	$426M @ 8% Discount Rate $357M @ 10% Discount Rate $240M @ 15% Discount Rate

Figure 7 Sensitivity Analysis



Sensitivity Analysis NPV @ 8% (M $US)
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
NPV @ 8%
$597
$540
$539
$501
$483
$464
$369
$426
$312
$388
$350
$254
$312
Average LOM Prices @ $1.53 Cu, $10.16 Mo, $7.50 Ag
-30%
-20%
-10%
0%
10%
20%
30%
Change in Parameter (%)
Cu Price
Mo Price
Ag Price
Cost
Capital

Environmental & Permitting

The Mineral Park Mine is an operating mine with all of the required federal, state and local environmental permits in place. The mine continues to be operated in an environmentally sound manner and continues to have good working relations with federal, state and local agencies.

The planned expansion includes deposition of tailings on the existing tailings dam and waste rock stockpiles. A new surface water impoundment may also be required near the tailings dam. It is assumed that the characterization of solutions, tailings, ore and other relevant materials presented in the existing Aquifer Protection Permit ("APP") will apply to the expansion. All of these activities will require an amendment to the existing area-wide APP, which amendment will require the approval of the Arizona Department of Environmental Quality. The Company has been informed by the Federal Bureau of Land Management that its existing Plan of Operations is adequate for the anticipated expansion and that an amendment will not be required. It is believed that the timing and costs of working with the regulatory agencies are adequately planned for in the project and that no unforeseen delays due to permitting will be experienced.

Reference is made to the December 2006 Report which has been filed by the Company on the SEDAR website at www.sedar.com, for a further discussion of the key assumptions, parameters and methods used to estimate the mineral reserves and the mineral resources described above, as well as the methods used to verify the data disclosed.

Plans for 2007

The 2007 forecasted copper production is 11,800,000 pounds.

The Company has commenced the foundation excavation for the SAG and ball mill foundations. The excavation for these large grinding mills is 30 feet deep and requires structural backfill back to foundation sub grade. Concrete work is scheduled to commence during the second quarter of 2007. The Company's focus for the balance of 2007 will be directed at the completion of construction of the mill facilities for Stage I of the Phase 4 expansion at the Mineral Park Mine.

Governmental Regulation

The mining industry is regulated in the U.S. The Company currently believes its operations on its properties are substantially in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and exploit its properties.

Employees

As of December 31, 2006 the Company had one employee on a full-time basis. The Company also utilizes the services of various individuals on a consulting basis. The Mineral Park Mine currently employs 74 people, which includes certain members of management. None of the Company's employees and none of the employees at the Mineral Park Mine are covered by a collective bargaining agreement. The Company is not aware of any current disputes at the Mineral Park Mine and the Company considers labour relations to be favourable both internally and at the Mineral Park Mine.

Risk Factors

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in the Company's disclosure documents and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company's results of operations and financial condition.

Influence of Metal Prices

The Company's future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's common shares, the Company's financial results, and the Company's exploration, development and mining activities may be significantly adversely affected by declines in the price of copper, molybdenum and other metals. The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to world wide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Inflation of input costs

The Company's operations are affected by the cost of commodities and goods such as electrical power, fuel and supplies, including tires and reagents. Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs. An increase in any of these costs may have an adverse impact on the Company's financial conditions.

Operating Hazards and Risks

Mineral exploration, development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production. There can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company will require other mineral reserves in the future

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 25 years from January 1, 2006. The Company is undertaking exploration at the Mineral Park Mine but there is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company

The Company plans to focus on the expansion of the Mineral Park Mine and will require additional financing to achieve such expansion. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

The Company's Share Price is Volatile.

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company's exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests the Company's shares will continue to be volatile. The price of the Company's shares has ranged between approximately CDN$0.15 and CDN$3.74 in the last three years since the acquisition of the Mineral Park Mine.

Limited History of Earnings

The Company has incurred several years of losses, however, the current and previous year have proven profitable. There can be little assurance that the Company will continue to be profitable. The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company's future dividend policy will be determined by its directors.

The Company has a limited history of operations

Although the Company's management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will continue to produce revenue, operate profitably or provide a return on investment in the future.

The Company currently depends on a single property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, the Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Title Matters

The mineral resources and mineral reserves on the Mineral Park Property are all located on patented ground and on the acquisition of Mineral Park, the Company obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine. The Company has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of the Company's properties. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Permits, Licenses and Approvals

The Company's operations require licenses, permits and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expansion of the Mineral Park Mine In the event of commercial production the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

Compliance with Environmental and Government Regulation

The Company's operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company's knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company does not insure against all risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in and outside the United States where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government regulation may adversely affect the Company

The Company's mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars. The Company's operations in the United States of America make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company's ability to suitably develop its properties. The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company's financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. The Company's level of indebtedness could have important consequences for its operations, including:

- The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

- The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and

- The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company's directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company's interests. Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain the services of such personnel. The Company's development, now and in the future, will depend on the efforts of its key management figures, such as Michael L. Surratt, its President and CEO. The loss of Michael L. Surratt could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies which the Company competes with for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

Certain statements contained in this AIF, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

ITEM 4: DIVIDENDS

There are no restrictions which prevent the Company from paying dividends. The Company has not paid any dividends since incorporation and the Company has no present intention of paying any dividends in the foreseeable future, as it anticipates that all available funds will be invested to finance the growth of its business. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares without par value of which 63,038,700 common shares were issued at December 29, 2006. The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

ITEM 6: MARKET FOR SECURITIES

The Company's shares are listed and posted for trading on the TSX under the symbol ML. The shares have been listed on the TSX since August 22, 2005. Prior thereto, the Company's shares were listed for trading on the TSX Venture Exchange.

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume of the Company's shares during the 12 months of the most recently completed financial year.

Month 2006	High	Low	Volume
January	$1.40	$0.97	4,679,675
February	$1.40	$1.11	2,219,857
March	$2.00	$1.12	6,561,828
April	$2.77	$2.00	5,979,316
May	$3.15	$1.95	4,929,335
June	$2.25	$1.60	3,189,706
July	$2.25	$1.95	998,712
August	$2.50	$2.02	1,122,671

September	$2.70	$2.05	3,049,168
October	$2.75	$2.05	1,391,282
November	$2.90	$1.90	2,850,189
December	$3.08	$2.33	2,185,445

ITEM 7: ESCROWED SECURITIES

The Company has no escrowed securities.

ITEM 8: DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their current offices with the Company, principal occupations during the past five years, and the period of time they have served as directors or officers of the Company are as follows. Except where indicated, each of the directors and senior officers has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name and Municipality of Residence	Current Office	Principal Occupation	Director Since[1]
Raymond R. Lee Sparks, *Nevada, U.S.A.*	Chief Financial Officer and Director	Chief Financial Officer of the Company since August 2000; Chief Operating Officer, Mountain Utilities, LLC (a power generation company) April 2002 to November 2005; Administrative Manager, Equatorial Tonopah, January 1999 to July 2000; Controller, Mineral Ridge, August 1997 to November 1998 (all mining companies).	June 2002

Name and Municipality of Residence	Current Office	Principal Occupation	Director Since[1]
Michael D. Lindeman[2][3] El Macero, *California, U.S.A.*	Director	Estimator, Valley Aggregate Transport, Inc. (trucking company) (2004); Former Owner, Lindeman Bros. Inc. (trucking company), 1990 to 2003.	July 1997
Robert J. Quinn Kingwood, *Texas, U.S.A.*	Director	Attorney	September 2005
Stephen P. Quin West Vancouver, *British Columbia, Canada*	Director	President of Sherwood Copper Company (public mineral exploration company) (September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company) 1990 to 2005	February 2005
Michael L. Surratt Reno, *Nevada, U.S.A.*	President, CEO and Director	President and CEO of the Company	November 1998
Gavin Thomas[2][3] Castlecrag, *New South Wales, Australia*	Non Executive Chairman and Director	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (November 2004); Managing Director and Chief Executive Officer, Equatorial Mining Limited (public mining company) (June 1998 – July 2004)	January 2005
Ronald Earl Vankoughnett[2][3] Sparwood, *British Columbia, Canada*	Director	Independent Businessman, President and CEO of Vankoughnett Holdings	May 2005

Name and Municipality of Residence	Current Office	Principal Occupation	Director Since[(1)]
Marc S. LeBlanc Corporate Secretary North Vancouver, *British Columbia, Canada.*	Corporate Secretary	Corporate Secretary of the Company	N/A

Notes:

(1) Each director's term of office expires at the annual general meeting of shareholders of the Company.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

Raymond R. Lee, Director and Chief Financial Officer – has been the Chief Financial Officer of the Company since August 2000 and a director since June 2002. Mr. Lee was employed with Mountain Utilities, LLC a power generation company, as the Chief Operating officer from April 2002 to November 2005; prior to that, he was the Administrative Manager, for Equatorial Tonopah, from January 1999 to July 2000; prior to that, he was the Controller for Mineral Ridge from August 1997 to November 1998; prior to that, he was the Manager Management Information Systems and Operations Controller for Miramar Mining Corp., from November 1993 to August 1997; prior to that, he was the Administrative Superintendent for Hycroft Resources from January 1993 to November 1993; prior to that, he was the Administrative Superintendent for Santa Fe Pacific from April 1989 to January 1993; prior to that, he was Administrative Manger for Carbon Coal Company from 1978 to 1989; prior to that, he was Management Information Systems Superintendent for Hecla Mining's Lakeshore Mine from 1972 to 1978.

Mr. Lee holds a B.Sc. Business Administration from the University of Arizona granted in 1972 and an MBA (Hons) from the University of Phoenix granted in 1990. Mr. Lee is not presently a member of any societies or associations, and does not sit as a director or officer of any other publicly listed companies.

Michael D. Lindeman, Independent Director – has been a director since 1997 and has previously held the position of President of the Company from June 1992 to August 1993. Mr. Lindeman has been employed with Valley Aggregate Transport, a trucking company as an estimator, since 2004; prior to that, he was the Owner, President and CEO of Lindeman Brothers Trucking, a western US trucking company since 1990. Mr. Lindeman holds a Bachelor of Arts degree granted by Stanford University in 1960. Mr. Lindeman is not presently a member of any societies or associations, and does not sit as a director or officer of any other publicly listed companies.

Robert J. Quinn, Independent Director – has been a director of the Company since September 2005. Mr. Quinn is a lawyer and a founding partner of the Houston law firm Quinn & Brooks LLP.

Mr. Quinn has over 23 years of legal and management experience, including serving as the vice-president and general counsel of Battle Mountain Gold Co., a New York Stock Exchange listed precious metals mining company, and as an attorney with Hecla Mining Co. in Idaho. Mr. Quinn's legal and management experience includes due diligence negotiation and documentation of mergers and acquisitions, project and corporate financings, and engineering and construction contracts. Mr. Quinn also has extensive experience with transactions, corporate governance, public disclosure, governmental affairs, and environmental and land management issues, with in-depth exposure to mining projects in North America, South America, Australia and Papua New Guinea.

Mr. Quinn is a graduate of the University of Denver College of Law and completed two years of graduate work in mineral economics at the Colorado School of Mines.

Mr. Quinn is presently a director of a number of other public mining companies.

Stephen P. Quin, Independent Director – has been a director of the Company since February 2005. Mr. Quin is the President and CEO of Sherwood Copper Corporation, a junior mineral exploration company listed on the TSX Venture Exchange since September 2005; prior to that, he was the Executive Vice-President of Miramar Mining Corporation, a TSX listed junior mining company. Mr. Quin is a professional geologist and is currently a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (membership 19943), a Fellow (F5954) of GAC, a member of CIM, a Fellow (651518) of SEG and a Member (45503) of IOM3 (U.K.) Mr. Quin has a B.Sc. (Hons) Mining Geology from the Royal School of Mines (Imperial College).

Mr. Quin is presently a director of a number of other public mining companies.

Michael L. Surratt, Director, President & CEO – has been a director and the President and CEO of the Company since 1998; prior to that, he was the President and CEO of Aurex Resources from November 1996 to June 1997; prior to that, he was the VP Operations and a director of Miramar Mining Corporation from November 1992 to October 1996, where he was responsible for all operations at the Con Mine; prior to that, he was the VP Operations for the Rabbit Creek Mine owned by Santa Fe Gold, from October 1982 to June 1992.

Mr. Surratt is a geologist and holds a holds B.Sc. Geology from Sul Ross State University in Texas, granted in 1974. Mr. Surratt is a member of the Prospectors and Developers Association of Canada.

Gavin Thomas, Independent Director and Non Executive Chairman - has been a director and the Non Executive Chairman of the Company since January 2005. Mr. Thomas is a resource company executive with over 32 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe. Mr. Thomas has been employed as the President of Kingsgate Consolidated Limited, a publicly traded Australian gold mining and exploration company since 2004; prior to that, he was the Managing Director and CEO of Equatorial Mining Limited, a copper mining company from June 1998 to July 2004; prior to that, he was the Managing Director of Asia Gold Mining Corporation Limited, a mineral exploration company, from April 1997 to May 1998; Prior to that he was the Executive Director and Director-Exploration of Niugini Mining Limited from 1985. He previously served as a founding director of Lihir Gold Limited.

Mr. Thomas has had a successful career in successfully developing mining companies from the exploration phase into mid-tier gold and/or copper production mining entities. While one of two Executive Directors at Niugini Mining he developed the company from a small exploration company to being a mid-tier gold producer developing Niugini Mining to having the 4th largest gold reserve and being the 8th largest gold producer on the ASX. At Equatorial Mr. Thomas developed two copper mines being the El Tesoro copper project in Chile and Tonopah in Nevada.

As a geologist, Mr. Thomas is credited with discovering the world's largest gold mine outside of South Africa, Lihir Island. Mr. Thomas has many other successes in developing gold or copper mines in far north Queensland, Australia; Region II Chile; Nevada and Arizona USA and Papua New Guinea and led the evaluation team that acquired the large Gordonstone underground high-fluidity, coking coal project in central Queensland that was developed at a cost of over A$1 billion.

While with Niugini Mining Mr. Thomas led an aggressive world wide exploration team that had offices in Chile, Malaysia, Thailand and operated throughout Southeast Asia, South America, India and Europe. These exploration efforts results in the discovery of the Loei gold deposits in Thailand and the Milos gold deposit in Greece.

Mr. Thomas has a graduate degree in geology from Macquarie University in Sydney, Australia and is a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy ("**AusIMM**."). He is a member of the Geoscience Taskforce of the AusIMM. He is currently a director of Andean Resources Limited and Cordillera PLC.

Ronald Earl Vankoughnett, Independent Director – has been a director of the Company since May 2005. Mr. Vankoughnett has been employed as the President and CEO of Vankoughnett Holdings and its subsidiaries since 1999. Vankoughnett Enterprises does business as M.R.L., a mining industry HD cooling system repair facility located in the Elk Valley primarily servicing five operating coal mines. From 1997 to 1999, Mr. Vankoughnett was the VP Human Resources for Miramar Mining Corporation and Northern Orion Explorations Ltd.

Mr. Vankoughnett holds a Diploma, Agriculture from Ridgetown College, (now University of Guelph), a B.A., Sociology from Laurentian University, a J.D., Law, from LaSalle University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Business.

Mr. Vankoughnett was the was the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia. Mr. Vankoughnett does not presently sit as a director or officer of any other publicly listed companies.

Marc S. LeBlanc, Corporate Secretary – has been the Corporate Secretary since January 2005. Prior to that, he was the Assistant Corporate Secretary since September 2003. Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada. Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associates Degree in Legal Studies from Capilano College. Mr. LeBlanc has been employed by the Company on a full time basis since January 2005. Prior to that, he provided consulting services to the Company and a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation, since August 2003. From 2000 to May 2004, he was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations; prior to that, from January 1999 to March 2000, he provided consulting services to a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation; prior to that, he was employed as the Assistant Corporate Secretary and securities paralegal for Miramar Mining Corporation and Northern Orion Explorations Ltd., responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market.

Mr. LeBlanc has been a director or officer of a number of public mining and industrial companies.

As of December 31, 2006 the percentage of the common shares in the capital of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of the Company as a group was 3%.

At the annual general meeting held in June 2006, directors listed above were re-elected to a one-year term of office, expiring at the next annual general meeting of shareholders of the Company. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Committees of the Board of Directors

The Board of Directors has established two board committees: an Audit Committee; and a Compensation Committee.

Audit Committee

The Audit Committee has been structured to comply with Multilateral Instrument 52-110-Audit Committees ("**MI 52-110**"). The Audit Committee is made up of Ronald Earl Vankoughnett (Chairman), Michael D. Lindeman and Gavin Thomas. All members of the Audit Committee are considered financially literate and independent as those terms are defined in the MI 52-110.

Ronald Earl Vankoughnett, Chairman – Mr. Vankoughnett is the President and CEO of Vankoughnett Holdings and its subsidiaries. Vankoughnett Enterprises operates trucking and repair facilities which serve the mining industry in British Columbia. Mr. Vankoughnett has extensive experience dealing with financial matters and as President and CEO of Vankoughnett Holdings and its subsidiaries, and has served as the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia. In his capacity of President and CEO of these companies, he is ultimately responsible for the activity and authority of the chief financial officers who report to him and the preparation of the financial statements of these entities. Mr. Vankoughnett also holds a J.D., Law, from LaSalle University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Business.

Michael D. Lindeman- Mr. Lindeman was the Owner, President and CEO of Lindeman Brothers Trucking, a western US trucking company and its subsidiaries. In his capacity of President and CEO of these companies, he was ultimately responsible for the activity and authority of the chief financial officers who reported to him and the preparation of the financial statements of these entities. Mr. Lindeman has served on the Company's Audit Committee for three years.

Gavin Thomas – Mr. Thomas is a professional geologist and is the President of Kingsgate Consolidated Limited, an Australian public mining company; prior to that he was the President and CEO of Equatorial Mining Limited, an Australian public copper mining company; prior to that he was Managing Director of Asia Gold Mining Corporation Limited, an Australian public copper mineral exploration company; prior to that he was the Executive Director and Director-Exploration of Niugini Mining Limited, an Australian public gold mining company from 1985. Mr. Thomas has been a mining company executive for over 32 years. In his capacities as President, CEO and Executive Director of publicly traded mining companies, he is and was ultimately responsible for the activity and authority of the chief financial officers who reported to him and the preparation of the financial statements of these entities, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting. Mr. Thomas has served on the Company's Audit Committee for two years.

The primary function of the Audit Committee is to assist the board of directors of the Company in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. It is the objective of the audit committee to maintain a free and open means of communications among the board of directors of the Company, the independent auditors and the financial and senior management of the Company. The full text of the Charter of the Audit Committee is included as Schedule A to this Annual Information Form.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves engagements for non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Audit Fees

The aggregate fees billed by the Company's external auditor for audit services for the fiscal year ended December 31, 2006 (including an estimate of fees in respect of the year end audit) were $141,676 ($66,480 for the year ended December 31, 2005).

Audit-Related Fees

There were no fees billed by the Company's external auditor for the audit-related fees in 2006 or 2005.

Tax Fees

The aggregate fees billed by the Company's external auditor for professional services including tax compliance, tax advice and tax planning in the fiscal year ended December 31, 2006 were $9,200 ($12,370 for the year ended December 31, 2005).

All Other Fees

There were no fees billed by the Company's external auditor for professional services including assistance to understand the current control environment in the fiscal years ended December 31, 2006 or 2005.

Compensation Committee

The Compensation Committee is comprised of Ronald Earl Vankoughnett (Chairman), Michael D. Lindeman and Gavin Thomas. All members of the Compensation Committee are considered independent as those terms are defined in the MI 52-110.

The Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers. In addition, the Compensation Committee reviews both the overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and proposes any awards of stock options.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity;

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, during the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9: PROMOTERS

NOT APPLICABLE

ITEM 10: LEGAL PROCEEDINGS

None of the Company or any of its subsidiaries is a party to any legal proceedings material to it, or of which any of its property is the subject matter, and no such proceedings are known to be contemplated except as set out below

During the year ended December 31, 2006, the Company was made aware that an action has been commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and has filed an Appearance and a Statement of Defence. Management is of the opinion that it is without merit and intends to vigorously defend the allegations. The outcome of the matter is indeterminable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

As disclosed elsewhere in this AIF, on September 22, 2006, ASARCO LLC filed a complaint against Mineral Park in the United States Bankruptcy Court for the Southern District of Texas seeking to void Mineral Park's July 2005 purchase of the Mission South Mill. Mercator had been dismantling the Mission South Mill in anticipation of relocating the Mission South Mill to the Mineral Park Mine site in order to expand the Company's copper operations at the Mineral Park Mine.

At a hearing held on September 22, 2006, Mineral Park agreed to temporarily suspend further dismantling or removal of the Mission South Mill from the ASARCO LLC site pending an October 30, 2006 hearing before the Bankruptcy Court on ASARCO LLC's request for a preliminary injunction. The Bankruptcy Court granted ASARCO LLC's request for a preliminary injunction to suspend further removal of the Mission South Mill from ASARCO LLC's mine site until a trial could be held. On February 5, 2007, the United States District Court in the Southern District of Texas affirmed the ruling of the Bankruptcy Court on the preliminary injunction. On March 5, 2007, the Company announced that it sold the Mission South mill back to ASARCO for $9 million and settled the outstanding litigation. The sale of the Mission South Mill back to ASARCO LLC was completed on March 13, 2007.

ITEM 11: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have not been any material interest, direct or indirect, of any (a) director or executive officer of the Company; (b) person or company that is the direct or indirect beneficial owner of, or who exercises control and direction over, more than 10% of the issued and outstanding Common Shares of the Company; or (c) associate or affiliate of any of the persons or companies listed in (a) or (b), in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company that has materially affected or will materially affect the Company.

ITEM 12: TRANSFER AGENTS AND REGISTRARS

The Company's Registrar and Transfer Agent is Computershare Trust Company of Canada, with the principal office located in Vancouver, British Columbia at:

510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9
Tel: 604-661-0276
Fax: 604-661-9401

ITEM 13: MATERIAL CONTRACTS

Contracts which may be considered material to the Company are as follows:

NPI Agreement with Equatorial

Effective June 24, 2003, the Company, Mineral Park and EMNA entered into a Net Proceeds Interest agreement in connection with the Company's acquisition of all of the shares in Mineral Park.

This contract was entered into in the ordinary course of the Company's business.

ITEM 14: INTEREST OF EXPERTS

The Company's auditors are BDO Dunwoody LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 23, 2007 (except for Note 15, March 5, 2007) in respect of the Company's consolidated financial statements with accompanying notes as at December 31, 2006 and 2005. BDO Dunwoody LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Mr. Eric Olson, carrying on business as Range Consulting Group LLC, prepared the "Technical Report Mineral Park Mine – Mineral Resource Estimate Mohave County, Arizona" for the Mineral Park Mine dated January 10, 2006, co-authored the "Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona" (which reports are referred to but not incorporated by reference in this Annual Information Form) and co-authored the "Technical Report - Preliminary Feasibility Study on Phase I & Phase II Copper - Moly Milling Expansion, Mineral Park Mine Mohave County, Arizona" (the "**December 2006 Report**") which report is referred to and incorporated by reference in this Annual Information Form. As of the date of this Amended Annual Information Form, to the knowledge of the Company, Mr. Olson did not own any securities of the Company.

Mr. Joseph M. Keane, PE, principal of KD Engineering and co-authored the "Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona" for the Mineral Park Mine dated September 1, 2006, (which report is referred to but not incorporated by reference in this Annual Information Form) and co-authored the "Technical Report - Preliminary Feasibility Study on Phase I & Phase

II Copper - Moly Milling Expansion, Mineral Park Mine Mohave County, Arizona" (the "**December 2006 Report**") which report is referred and incorporated by reference in this Annual Information Form. As of the date of this Amended Annual Information Form, to the knowledge of the Company, Mr. Keane did not own any securities of the Company.

Each of Mr. Olson and Mr. Keane are independent of the Company.

ITEM 15: ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained on SEDAR under the Company's name, at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, the principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of holders of common shares.

Additional financial information is provided in the Company's financial statements and management's discussion and analysis of financial results for the year ended December 31, 2005.

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(i) this Annual Information Form, together with any document incorporated herein by reference;

(ii) the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii) the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

SCHEDULE A

MERCATOR MINERALS LTD.
(the "Corporation")

AUDIT COMMITTEE CHARTER

I. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting, and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.
- Review and appraise the performance of the Corporation's external auditors.
- Be directly responsible for the appointment, compensation and oversight of the external auditors.
- Oversee audits of the Corporation's financial statements.
- Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing department.
- Oversee and monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.
- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.
- Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II. Composition

The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as independent Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

All members of the Committee shall have the financial literacy to be able to read and understand the Corporation's financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other\ relevant experience:

- An understanding of generally accepted accounting principles and financial statements;
- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
- An understanding of internal controls and procedures for financial reporting; and
- An understanding of audit committee functions.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director's fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

III. Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1. Review and update this Charter annually.

2. Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3. Require the external auditors to report directly to the Committee.

4. Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

5. Review annually the relationships between the external auditors and the Corporation, and the external auditor status as a participating audit firm as defined in National Instrument 52-108 *Auditor* Oversight.

6. Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7. Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8. Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9. Review with management and the external auditors the terms of the external auditors' engagement letter.

10. At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

11. Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

12. Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13. Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's

external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14. In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

15. Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

16. Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

17. Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19. Review any significant disagreement among management and the external auditors regarding financial reporting.

20. Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21. Review certification process.

22. Establish procedures for:

i. the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters in connection with the Corporation's "Whistle Blower Policy"; and

ii. the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters in connection with the Corporation's "Whistle Blower Policy".

Other

23. Review any related-party transactions.

V. Authority

The Committee may:

(a) engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the Committee; and

(c) communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

VI. Annual Work Plan

	Winter	Summer
Review audit plan and year-end statements template	☑	☐
Review accounting systems and procedures	☑	☐
Review auditors' letter of recommendation	☑	☐
Review financial and accounting human resources	☑	☐
Review Committee's charter and membership	☑	☐
Review and recommend year-end financial statements	☑	☐
Review MD&A	☑	☐
Review external auditors' work, independence and fees	☑	☐
Recommend auditors for the ensuing year	☑	☐
Review and reassess the adequacy of the Code of Ethics for Financial Reporting Officers	☑	☐
Review any proposed prospectus filings or similar filings	☐	☐

EXHIBIT 2.2

INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATED MAY 3, 2007

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

MERCATOR MINERALS LTD.

to be held on

THURSDAY, MAY 31, 2007


MERCATOR MINERALS LTD.

INFORMATION CIRCULAR

Mercator Minerals Ltd.
HC 37 Box 500
Kingman, Arizona USA
86401
Telephone: (928) 565-2226
Fax: (928) 565-9239
Telephone: (604) 981-9661
Fax: (604) 960-9661
Website: http://www.mercatorminerals.com

(As at April 26, 2007, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Thursday, May 31, 2007, and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy (the "Proxy"). The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada ("**Computershare**"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-866-734-8683
By Internet:	www.investorvote.com

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "**shares**"), of which 72,853,420 shares were issued and outstanding at April 26, 2007. Persons who are registered shareholders at the close of business on April 26, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven (7).

The Company has a compensation committee and is required to have an audit committee. Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position [1]	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[2]
Michael L. Surratt President, CEO and Director *Nevada, U.S.A.*	Geologist, President, Chief Executive Officer and director of the Company, November 1998 to present.	November 1998	943,081
Raymond R. Lee Chief Financial Officer and Director *Nevada, U.S.A.*	Chief Financial Officer of the Company since August 2000.	June 2002	511,123
Michael D. Lindeman[3][4] Director *California, U.S.A.*	Estimator, Valley Aggregate Transport, Inc. (trucking company) (2004); Former Owner, Lindeman Bros. Inc. (trucking company), 1960 to 2003.	July 1997	520,355
Stephen P. Quin Director *British Columbia, Canada*	President & CEO of Sherwood Copper Corporation (public mining company) (since September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company), 1990 to 2005.	February 2005	90,000
Robert J. Quinn Director *Texas, USA*	Attorney, Partner with the Law Firm Quinn & Brooks LLP, June 2003 to present; Partner with the Law Firm Baird Hanson & Quinn LLP, December 1999 to May 2003.	September 2005	Nil

Name, Jurisdiction of Residence and Position (1)	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*(2)
Gavin Thomas(3) (4) Non Executive Chairman and Director *Australia*	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (since November 2004); Managing Director and Chief Executive Officer, Equatorial Mining Limited (public mining company) (June 1998 – July 2004).	January 2005	Nil
Ronald Earl Vankoughnett(3) (4) Director *British Columbia, Canada*	Independent Businessman, President and CEO of Vankoughnett Holdings	May 2005	35,000

(1) The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 26, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Member of the audit committee.

(4) Member of the compensation committee.

No proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation ("**Form 51-102F6**") sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other two most highly compensated executive officers of the Company as at December 31, 2006, whose individual total salary and bonus for the most recently completed financial year exceeded Cdn$150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs"). (All dollar values are denominated in US dollars unless otherwise stated.)

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Michael L. Surratt, President and CEO	2006 2005 2004	$256,250 $176,661[1] $120,000	$245,000 $114,000 $165,000	$14,400 $14,400 Nil	700,000 150,000 307,260	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Raymond R. Lee, CFO	2006 2005 2004	$163,750 $51,666[1] $30,000	$60,000 $30,000 $75,000	$9,600 $7,200 Nil	340,000 55,000 100,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
James R. Tompkins, Mine Manager	2006 2005 2004	$139,375 114,538[1] $96,000	$82,500 $35,000 $90,000	$9,600 $9,600 Nil	360,000 75,000 300,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Marc S. LeBlanc, Corporate Secretary	2006 2005 .2004	$107,500 $88,333[1] Nil	$55,000 $20,000 $35,000	$7,200 $7,200 Nil	250,000 50,000 150,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Cdn$42,000[3]

(1) These monies were paid pursuant to employment agreements which were effective January 1, 2005. Prior to April 15, 2005 except for Mr. Lee, for the period prior to November 1, 2005, the NEO's were paid 60% of the base salary pursuant to the employment agreements.

(2) Bonuses that were paid for the financial year but were not paid until the succeeding year.

(3) These monies were paid pursuant to a consulting arrangement that was replaced with an employment agreement in 2005.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	*Securities Under Option/SARs Granted (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price [(1)] ($Cdn/Security)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($Cdn/Security)*	*Expiration Date*
Michael L. Surratt, President and CEO	500,000[(2)] 200,000[(3)]	23.4%	$1.00 $2.09	$1.00 $2.09	January 4, 2011 May 19, 2011
Raymond R. Lee, CFO	240,000[(2)] 100,000[(3)]	11.4%	$1.00 $2.09	$1.00 $2.09	January 4, 2011 May 19, 2011
James R. Tompkins, Mine Manager	260,000[(2)] 100,000[(3)]	12%	$1.00 $2.09	$1.00 $2.09	January 4, 2011 May 19, 2011
Marc S. LeBlanc, Corporate Secretary	150,000[(2)] 100,000[(3)]	8.4%	$1.00 $2.09	$1.00 $2.09	January 4, 2011 May 19, 2011

(1) The market value of the Company's shares on the date that this stock option was granted.

(2) These options vest as to one third upon the date of grant of the options; one third on the second anniversary after the date of the grant; and the remaining one third on the third anniversary after the date of the grant.

(3) These options vest as to 50% upon the date of grant of the options and 50% on the first anniversary after the date of the grant.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2006, and the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized [1] ($Cdn)*	*Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End [2] ($Cdn) Exercisable/ Unexercisable*
Michael L. Surratt, President and CEO	686,417	$1,147,355	416,667/433,333	$650,984/$627,666
Raymond R. Lee, CFO	508,889	$652,338	185,000/210,000	$279,250/$302,500
James R. Tompkins, Mine Manager	735,519	$1,267,063	136,667/223,333	$177,834/$325,166
Marc S. LeBlanc, Corporate Secretary	10,500	$22,050	339,500/150,000	$663,725/$200,500

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2006 (i.e. fiscal year end) was Cdn$2.70.

Option and SAR Repricings

There were no stock options repriced downward under the Company's Stock Option Plan during the most recently completed financial year to the Named Executive Officers.

Stock options are a significant component of the compensation received by the Named Executive Officers and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has entered into employment agreements with the four senior employees of the Company, including the Named Executive Officers (the "**Officers**"), which provide in each case, that in the event of a change of control, if the Officer's employment is terminated by the Company, other than for cause, the Officer will be paid severance of three times the Officer's then salary and benefits. The benefits provided by the Company include automobile expenses, disability benefits, standard and extended health benefits and dental benefits. The employment agreements also provide in each case, that in the event of a change of control, the Officers will be entitled to receive a change of control bonus of three times the Officer's salary. The employment agreements were approved by the Company's Compensation Committee. The Company's approach to determining salary, bonuses and granting stock options to executives is discussed below under the report of the Compensation Committee of the Board.

Composition of the Compensation Committee

The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the Company's compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, reviewing and approving the compensation of all other senior executive officers, and administering the Company's stock option plan. The Compensation Committee bases its recommendations on the performance of the applicable individual and of the Company. The Board (exclusive of the executive officers of the Company who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the named executives.

The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

The Compensation Committee of the Board consists of Ronald Earl VanKoughnett (Chair), Michael D. Lindeman and Gavin Thomas, all of whom are independent.

Report on Executive Compensation

The Company's principal goal is to create value for its shareholders. The Company believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders.

The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team. The Compensation Committee also believes that compensation design must recognize the cyclical nature of the mining industry.

To this end, the executive compensation program formulated by the Compensation Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. The program is structured to be competitive with a select group of comparative North American mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Company. In 2006, the Compensation Committee reviewed and set the executive compensation levels using the Coopers Consulting Limited 2005 National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada. The Company participated in the Consulting Limited 2006 National Mining Industries Salary Survey for US Companies, as the Company's operations are mainly in the United States, and the bulk of the Company's expenses are incurred in US dollars. The results of the 2006 Survey were used by the Compensation Committee in reviewing the compensation of the Officers in connection with the 2007 fiscal year and the performance of the Company and the Officers for 2006.

Base Salary

Base salary is the principal component of an executive officer's compensation package. To ensure that the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar mining companies. In determining base salaries and bonuses, the Compensation Committee took into account the financial performance of the Company for 2006.

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company and the officers' individual responsibilities, experience, performance and contribution toward enhancing shareholder value, within competitive industry ranges.

By keeping base salaries at or near the average base salaries for the mining industry, the Company has more flexibility in tying reward to performance as a greater percentage of compensation earned by officers of the Company can be paid in the form of bonuses and stock option grants, which are payable at the discretion of the Company.

The Compensation Committee determines the base salaries and bonuses for senior management and employees of the Company. Each of the named executive officers, have employment contracts with the Company which provide that the annual base salary of such executive is subject to review in each year (see "Termination of Employment, Changes in Responsibility and Employment Contracts").

Bonus

The Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Company. The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective. The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Company, which are reported to the Board of Directors of the Company. In 2007, all of the members of the executive management team received a performance bonus for work done in 2006.

Stock Options

The Company grants long-term incentives to its executive officers in the form of stock options.

The purpose of the Company's stock option plan is to develop the interest and incentive of eligible consultants, employees, officers and directors in the Company's growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Company, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals. Stock options are directly linked to increases in the wealth of shareholders and the individual's contribution to that central goal. The Company believes that stock options play an important role in building shareholder value. Options to purchase the Company's Common Shares are granted by the Compensation Committee at not less than the closing price of the Company's Common Shares on the business day immediately prior to the date of grant.

The Compensation Committee takes into account each executive's stock option position, peer comparison group benchmark and individual performance when determining whether and how many new stock option grants will be made to an executive officer.

Options are granted in accordance with the stock option plan approved by the shareholders (outlined below) at an exercise price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant. Currently there are options to purchase 6,862,155, common shares granted to directors, officers, employees and consultants, representing approximately 9.42% of the issued shares of the Company on May 26, 2007.

The Option Plan and the Compensation Committee Charter provides that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. Individual performance measures that the Compensation Committee may implement may vary based on an executive's ability to affect business results.

In approving option grants for 2006, the Compensation Committee considered individual performance and Company performance, including share price performance, operating and financial performance, corporate development and organizational development.

Options granted by the Compensation Committee under the Option Plan are subject to approval by the Board of Directors. Options are not transferable. See "Stock Option Plan" for a discussion of the Company's stock option plan.

Stock Option Plan

The stock option plan of the Company (the "Option Plan") is administered by the entire Board of Directors, based on recommendations made by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. Each grant of options under the Option Plan is approved by the Board of Directors of the Company.

The number of common shares of the Company which may be subject to option under the Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Company at the time the option is granted, which price may not be less than the closing price of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of grant of the option. The options initially granted under the Option Plan were approved by the Board of Directors of the Company at the time of grant. All subsequent grants of options are reviewed by the Compensation Committee and recommended to the Board of Directors for approval.

Benefits

Benefits provided to senior executives are designed to be competitive with industry practice and include health and life insurance, and certain perquisites such as automobile benefits.

Compensation of the Chief Executive Officer

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Company, namely, annual salary and performance bonus and long-term incentives.

Consistent with the Company's philosophy of targeting salaries and performance bonuses for the Company's executive officers at median levels of executives in the Coopers Consulting Limited annual National Mining Industries Salary Survey. Mr. Surratt's annual salary is intended to reflect annual salaries paid to the chief executive officers in the survey.

During 2006, Mr. Surratt was paid a salary at an annualized rate of US$275,000 in accordance with the terms of his employment agreement with the Company. In March 2007, the Committee reviewed Mr. Surratt's performance, taking into consideration his leadership role in strategy implementation. This assessment resulted in the Committee awarding Mr. Surratt a performance bonus of US$275,000 in recognition of the Company's results and his performance during 2006. In assessing the appropriate award level for Mr. Surratt, the Committee considered the objectives of the Company's long-term incentive plans.

Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Company's President and CEO and other executive officers.

The foregoing report is submitted by the Compensation Committee of the Board of Directors:

Ronald Earl VanKoughnett (Chair), Michael D. Lindeman and Gavin Thomas

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index. The common share trading data is as reported by the TSX. The value of each year represents the closing price as of December 31 on that year.


$2,500.00
$2,000.00
$1,500.00
$1,000.00
$500.00
$-
2002
2003
2004
2005
2006
ML
TSX

	2002	2003	2004	2005	2006
ML	$0.14	$0.40	$0.50	$0.98	$2.70
TSX Composite	6614.54	8220.29	9246.65	11272.26	12908.39

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2006. Robert J. Quinn, a director, was paid US$93,966 for legal services rendered during the year ended December 31, 2006.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted an aggregate of 2,150,000 stock options to the Directors during the most recently completed financial year (including the grants specified above for the CEO and the CFO). The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	*Securities Under Options Granted* [(1)] *(#)*	*% of Total Options Granted to All Employees in the Financial Year*	*Exercise or Base Price (Cdn$/Securities)*	*Market Value of Securities Underlying Options on the Date of Grant Cdn($/Security)*	*Date of Grant*	*Expiration Date*
Michael D. Lindeman Director	100,000 50,000	5%	$1.00 $2.09	$1.00 $2.09	Jan. 4, 2006 May 19, 2006	Jan. 4, 2011 May 19, 2011
Stephen P. Quin Director	50,000	1.7%	$2.09	$2.09	May 19, 2006	May 19, 2011
Robert J. Quinn Director	200,000 50,000	8.4%	$1.00 $2.09	$1.00 $2.09	Jan. 4, 2006 May 19, 2006	Jan. 4, 2011 May 19, 2011
Gavin Thomas, Non Executive Chairman and Director	100,000 50,000	5%	$1.00 $2.09	$1.00 $2.09	Jan. 4, 2006 May 19, 2006	Jan. 4, 2011 May 19, 2011
Ronald Earl Vankoughnett, Director	100,000 50,000	5%	$1.00 $2.09	$1.00 $2.09	Jan. 4, 2006 May 19, 2006	Jan. 4, 2011 May 19, 2011

(1) These options vest over a 2 year period.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of the end of the most recently completed financial year with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted average exercise price of outstanding options, warrants and rights (Cdn$) (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)**
Equity compensation plans approved by security holders	*4,404,500*	*$1.17*	*1,602,507*
Equity compensation plans not approved by security holders	*Nil*	*Nil*	*Nil*
Total	*4,404,500*	*$1.17*	*1,602,507*

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

BDO Dunwoody LLP, Chartered Accountants, were first appointed as auditors on January 28, 2005.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of seven (7) directors. All are independent for the purposes of Multilateral Instrument 58-101, with the exception of Michael L. Surratt who is the President and CEO of the Company, and Raymond R. Lee who is the CFO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the Board. The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through having an independent Chair of the Board. The Board has appointed Mr. Gavin Thomas, an independent director, as non-executive Chair of the Board.

The audit committee is composed of all independent directors (based upon the tests for independence set forth in Multilateral Instrument 52-110), who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Name of Reporting Issuer
Stephen P. Quin	Sherwood Copper Corp. Maximus Ventures Ltd. Rare Element Resources Ltd. Chesapeake Gold Corp. Kimber Resources Inc.
Robert J. Quinn	Formation Capital Corporation North American Palladium Ltd. Great Western Minerals Group Ltd.
Gavin Thomas	Andean Resources Limited Cordillera PLC

Participation of Directors in Board Meetings

The Board held one meeting in 2006, on June 26, 2006. All of the directors save for Mr. Thomas were in attendance. The Board met informally during the year and received updates on the progress of the Company from management. All other business was conducted by consent resolution and informal update.

Board Mandate

The Board has adopted terms of reference for the Board, the text of which is attached as Schedule "A" to this Information Circular.

Position Descriptions

The Board of directors has not developed written position descriptions for the Chairman, the chairman of any Board committees or the Chief Executive Officer. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO and senior management, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records. The appointment of a new director is a relatively infrequent event in the Company's affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Board has adopted an Ethics and Conflict of Interest Policy (the "**Code**") that is posted on its website at www.mercatorminerals.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires under the Code, that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The full Board of the Company is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Company. The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors may be struck. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation of Directors and the CEO

The Company has a Compensation Committee which is composed entirely of independent directors, and has general responsibility for developing the Company's approach to director and officer compensation. The Board adopted a mandate for the Compensation Committee, and pursuant to its mandate, the Compensation Committee is responsible for the following:

- Review annually and recommend for approval to the Board, the compensation philosophy and remuneration policy for the Company.
- Review annually and recommend for approval to the Board, the compensation arrangements for the CEO and senior executives and their respective performance objectives.
- Conduct annually and report to the Board, the results of performance appraisals of the CEO and senior executives.
- Review annually and recommend for approval to the Board, grants of stock options to the Chairman of the Board, the directors of the Company, CEO and senior executives (the "Executive Stock Options").
- Review annually the Company's employee incentive and benefit plans and review and recommend for approval to the Board any amendments thereto.
- Review annually and recommend for approval to the Board management's succession plan including the appropriateness of the current and future organizational structure of the Company.
- Review management's reports to the Committee on human resource issues.
- Review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its management information circular.
- Review annually and recommend for approval to the Board the compensation arrangements for the directors of the Company and the Chairman of the Board.
- Review annually and report to the Board on the adequacy of the Committee's terms of reference.

The Committee examines the compensation with reference to industry standards for companies of a similar size and nature. In January 2006, the Compensation Committee obtained a copy of the Coopers Consulting Limited 2005 National Mining Industries Salary Survey. The survey provides an analysis of the compensation paid to mining executives in Canada. In 2006, the Compensation Committee reviewed the compensation paid to management in light of the Survey and made recommendations to the Board.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, Compensation Committee annually reviews the performance of the CEO and senior management in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 1971 Sandown Place, North Vancouver, British Columbia, Canada V7P 3C3 Telephone: (604) 981-9661; or at HC 37 Box 500, Kingman, Arizona USA, 8640; Telephone: (928) 565-2226; or by e-mail at postmaster@mercatorminerals.com or mleblanc@mercatorminerals.com to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 3rd day of May, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"Marc S. LeBlanc"

Marc S. LeBlanc, Corporate Secretary

Schedule "A" to the Information Circular of Mercator Minerals Ltd.

MERCATOR MINERALS LTD.
(the "Corporation")

BOARD OF DIRECTORS - TERMS OF REFERENCE

Composition of the Board of Directors (the "Board") and its Committees

In accordance with the requirements of applicable laws, the Board of Directors of the Corporation shall supervise the management of the business and affairs of the Corporation. The tenure of directors is limited under the Act and the Corporations Articles of Continuance.

The Board elects a Chair whose principal responsibility is to manage the Board. The Chair must be independent of management and cannot be the CEO of the Company.

The Chairman of the Corporation shall:

- manage the Board to ensure that the Corporation has appropriate objectives and an effective strategy; that there is a team of executive directors and supporting staff able to implement the strategy;
- that there are procedures in place to inform the Board of performance against objectives and to ensure that the Corporation is operating in accordance with the high standard of corporate governance.
- Seek to ensure that the non-executive directors receive timely, relevant information, tailored to their needs and that they are properly briefed on the issues arising at board meetings, so that they can make an effective contribution as board members.
- Make proposals to the Board on all board appointments, including non-executive directors.

The President and Chief Executive Officer ("CEO) of the Corporation shall manage the Corporation by developing objectives, strategy and standards of performance; securing and leading a management team of the right calibre and directing that team to deliver the required performance.

In general terms, the President/CEO's responsibilities will encompass:

- The overall direction and management of the Corporation;
- The development of objectives, strategy and performance standards, consistent with the overall group direction and which will be reviewed and agreed by the Chairman and the Board of Directors of the Corporation;
- Securing and leading a management team of the right calibre to achieve the agreed strategies and objectives and, in particular, ensuing that there is a monitoring system in place to maintain progressive performance standards and compliance with the highest standards of corporate governance; and,
- Building and maintaining the Corporation's standing with third parties.

- Brief the Chairman regularly on all significant matters.

- On an annual basis, the President/CEO will demonstrate to the Board that the Corporation has soundly based plans for the development of personnel resources within the Corporation and that management development programmes are in place to ensure successful future management.

Stewardship Responsibility

The Board's fundamental objective is to create value for the members and shareholders of the Corporation and to protect the value of the Corporation against erosion. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of the membership and shareholders generally. The Board and its individual directors do not represent any specific constituency or interest group within the membership, the Company, shareholders of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is to supervise the management of the Corporation. The day-to-day management of the business and affairs is delegated by the Board to the CEO and other executive officers.

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading financial institution.

Specific Responsibilities

In discharging its duties and stewardship responsibility, the Board:

Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals. The CEO and management team have direct responsibility for the ongoing development and implementation of the strategic planning process and the fulfillment of long term goals. These goals are reviewed and approved annually by the Board. The Board monitors the success of management in implementing the approved strategies and plans.

The Board has the following non-exclusive duties and responsibilities

Identify the principal risks of business and ensures the implementation of appropriate systems to manage these risks. The Board must understand the principal risks of the business and ensure that systems are in place to monitor and manage these risks effectively with a view to the long term viability and success of the corporation and the interests of its members and shareholders generally.

Appoint, monitor the performance of, and determine the compensation for the CEO and senior management. The Board must ensure that the company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO. On an ongoing basis, the Board assesses the CEO's performance against criteria and objectives established by the Board. In addition to the CEO, the Board appoints and removes the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary, and elects and removes the Chairman of the Board.

Adopt procedures to ensure independent functioning of the Board. The Board must put in place appropriate procedures to ensure that the Board is able to function independently of management. This responsibility is fulfilled through the election of a non-executive Chair, by ensuring that the directors have an opportunity to discuss issues in the absence of management other than the CEO, and by establishing a process and guidelines to enable individual directors and Committees of the Board to engage outside advisors. The Board is responsible for defining its relationship with management and for establishing, through the development of clear policies and procedures, specific levels of authority for management.

Ensure integrity of the Corporation's internal control and management information systems. This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of historical and non-historical information that provides a base for determining the future prospects and direction of the business.

Adopt and implement a communications policy. The Board must ensure that policies and procedures are in place to enable the company to communicate effectively with its members and shareholders, together with other stakeholders and the public generally. It must also ensure that effective means are available to enable members and shareholders to communicate with senior management and the Board.

Ensure succession planning is in place. The Board must ensure that adequate and effective succession plans are in place for the CEO and senior management.

Adopt policies that govern the conduct of directors, officers and employees. The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the directors, officers and all employees and to ensure compliance with all applicable standards, laws and regulations. The Board must adopt procedures to ensure reporting through management of any significant or material breaches of these policies and of improper or questionable conduct. The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

The Board shall consider and approve:

- all material public disclosure documents to be issued by the Corporation including annual financial statements, interim financial statements, annual reports, annual information forms and related disclosure including management's discussion and analysis disclosure.

- an annual business plan for the Corporation prepared by management which shall include operating objectives for the business plan periods as well as strategic objectives; such as acquisitions or dispositions of properties;

- results of operations including operating revenue, operating expenses, general and administrative expenses and income from operations;

- declare dividends on the outstanding shares of the Corporation including its preferred shares;

- assess management performance on an on-going basis;

- Supervise compliance by the Corporation with respect to local news including compliance with environmental, health, safety and securities laws.

The Board of Directors of the Corporation shall appoint committees from time to time as may be required by law or as may be otherwise desirable in order to carry out their duties and responsibilities as required thereby.

The Board has two standing committees: Audit and Compensation. Each committee is comprised of three Directors. The Chair and CEO serve ex-officio on those Committees to which they have not otherwise been elected or appointed. Each committee also has available to it as resources such members of the Company management as may from time to time be determined to be appropriate.

The Audit Committees is mandatory under the rules and policies of the TSX and applicable securities and corporate policy and legislation. The number of additional Committees of the Board are determined by the Board from time to time. The Board determines the powers and responsibilities of each Committee, and reviews the authority and mandate of each Committee annually.

Operation of the Board

The Board shall meet a minimum of once in each quarter.

The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chair, any director may request additional items for inclusion on the agenda.

All reports and material for approval by the Board shall be delivered at least 24 hours in advance of a Board meeting in rush circumstances, and 48 hours for regular reporting, unless extenuating circumstances, as approved by the Chair of the Board, dictate otherwise.

The presence of a majority of the directors constitutes a quorum.

Any director may request a meeting of the Board with no management in attendance, other than the CEO if he or she is then serving as a director and, unless inappropriate, the Corporate Secretary. Requests for such an in-camera meeting shall be made initially to the Chair, who shall make a determination as to whether or not the requested meeting should be held. If the Chair determines that the requested meeting should not be held and the director requesting the meeting is not satisfied with that determination, the director may make a motion at a meeting of the Board that the requested in-camera meeting be held and the matter shall be resolved by vote of the Board.

Board Information

- The directors shall be entitled to unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities hereunder.

- Management of the Corporation shall provide to the Board of Directors on a regular basis a report with respect to the ongoing business of the Corporation which shall include property information such as turnover, vacancies and material delinquent accounts. Management shall also provide the directors with, on not less than a quarterly basis, a report with respect to the Corporation's compliance with applicable financial covenants and ratios, the absence of default under material contracts, compliance with tax withholding obligations and a report as to the status of outstanding litigation or other proceedings affecting the Corporation directly or indirectly.

- The Board of Directors shall be provided with an agenda together with relevant background information for each meeting of the Board. Such information shall be made available to the directors at least three full business days prior to the applicable meeting date.

- The directors shall be provided with a directors' manual containing copies of board related procedures, policies and committee terms of reference.

Control Matters

Management is responsible for designing and implementing appropriate internal controls for the organization. Control, in accordance with the Canadian Institute of Chartered Accountants guidelines, includes appropriate systems to ensure the integrity of financial reporting, due protection and management of the Corporation's assets and the management of manageable business risks. On an annual basis, management will prepare a report on the control environment for review by the Audit Committee and subsequent approval by the Board of Directors.

Conflict of Interest

The Board of Directors of the Corporation shall ensure that any related party transactions between the Corporation and any of its associates or affiliates are fair and reasonable as required by applicable securities and related laws.

Director Participation

Each member of the Board of Directors shall make himself available on reasonable notice to attend board meetings of the Corporation, whether by telephone or whether in person, and shall devote sufficient time and effort as may be required in order to adequately and effectively carry out and conduct the duties of the directors as herein set out.

The Directors shall provide advice to the Corporation from time to time with respect to equity markets and opportunities for the Corporation.

Each member of the Board of Directors shall refrain from any action or conduct that might conflict with the interests of the Corporation.

EXHIBIT 2.3

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT'S DISCUSSION AND ANALYSIS

AS AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED
DECEMBER 31, 2006, 2005 AND 2004


MERCATOR MINERALS LTD.

incorporated by reference in the offer and circular will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Mercator is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the dealer managers for the offer and some or all of the experts named in the offer and circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Mercator and said persons may be located outside the United States.

You should be aware Mercator may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Mercator Minerals Ltd.
Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in US Dollars)



BDO Dunwoody LLP
Chartered Accountants and Advisors

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
Mercator Minerals Ltd.

We have audited the Consolidated Balance Sheets of Mercator Minerals Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Income and Retained Earnings (Deficit) and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
February 23, 2007 (except for Note 5, March 5, 2007)

Mercator Minerals Ltd.

Consolidated Balance Sheets
(Stated in US Dollars)

	December 31, 2006	December 31, 2005
Current Assets		
Cash and cash equivalents	$ 11,076,108	$ 1,899,773
Accounts receivable	5,622,572	406,149
Prepaid expenses	169,788	123,162
Inventories (Note 2)	8,060,577	3,318,955
Total Current Assets	24,929,045	5,748,039
Property, plant and equipment (Note 5)	25,376,907	12,209,384
Land reclamation bond (Note 4)	1,337,770	1,376,170
Environmental bond (Note 3)	1,578,948	1,420,646
Total Assets	$ 53,222,670	$ 20,754,439
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,731,399	$ 966,818
Income taxes payable	312,824	-
Net proceeds interest liability (Note 6)	568,152	-
Current portion - equipment loans (Note 10)	1,499,423	525,874
Total Current Liabilities	7,111,798	1,492,692
Long Term Liabilities		
Equipment loans (Note 10)	6,336,402	2,227,082
Asset retirement obligation (Note 12)	2,087,442	1,941,638
Future income tax liability (Note 14)	1,222,426	-
Net proceeds interest liability (Note 6)	-	568,152
Total Liabilities	16,758,068	6,229,364
Shareholders' equity		
Share Capital (Note 7)		
Authorized - Unlimited common shares, no par value		
Issued - 63,038,700 (2005 – 45,137,675) common shares	32,493,065	20,456,390
Contributed Surplus (Note 8)	3,639,815	803,920
Retained earnings (deficit)	331,722	(6,735,935)
Total Shareholders' Equity	36,464,602	14,524,375
Total Liabilities and Shareholders' Equity	$ 53,222,670	$ 20,754,439

Approved by the Board of Directors:

/s/ *"Ronald Earl Vankoughnett"* (Director) /s/ *"Michael D. Lindeman"* (Director)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.

Consolidated Statements of Income and Retained Earnings (Deficit)
(Stated in US Dollars)

For the year ended		December 31, 2006		December 31, 2005
Revenue				
Copper sales	$	30,066,622	$	10,733,073
Sale of landscaping materials		943,449		536,908
		31,010,071		11,269,981
Costs and expenses				
Mining and Processing		5,471,534		5,729,253
Administration		1,600,337		1,007,947
Amortization of property, plant and equipment		683,720		126,850
Salaries, wages and benefits including stock based compensation of $2,652,648 (2005 - $502,970) (Note 8)		6,384,326		2,985,061
Exploration and Development		4,132,276		631,890
Accretion expense (Note 12)		145,804		135,950
Interest income		(496,877)		(115,059)
Interest on long-term liabilities		295,760		229,916
		18,216,880		10,731,808
Income from operations		12,793,191		538,173
Foreign exchange loss		(428,675)		(178,996)
Net income before taxes		12,364,516		359,177
Income taxes				
Current		(4,074,433)		-
Future (Note 14)		(1,222,426)		-
Net income for the year	$	7,067,657	$	359,177
Deficit, beginning of year	$	(6,735,935)	$	(7,095,112)
Net income for the year		7,067,657		359,177
Retained earnings (deficit), end of year	$	331,722	$	(6,735,935)
Earnings per share – basic		$0.13		$0.01
Earnings per share – diluted		$0.11		$0.01
Weighted average shares outstanding - basic		56,422,352		37,867,149
Weighted average shares outstanding - diluted		64,017,543		46,344,969

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.

Consolidated Statements of Cash Flows

(Stated in US Dollars)

For the year ended	December 31, 2006	December 31, 2005
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 7,067,657	$ 359,177
Items not involving cash		
Amortization of property, plant and equipment	683,720	126,850
Accretion expense	145,804	135,950
Stock-based compensation	2,652,648	502,970
Interest on bonds	(26,302)	(71,328)
Future income tax	1,222,426	-
Change in assets and liabilities		
Accounts receivable	(5,216,422)	(4,544)
Prepaid expenses	(46,626)	(41,175)
Inventories	(4,741,623)	(1,333,718)
Income taxes payable	312,824	-
Accounts payable and accrued liabilities	456,548	(257,385)
	2,510,654	(583,203)
Financing activities		
Promissory note repayments	-	(1,999,758)
Share capital and subscriptions received, net	12,219,422	12,145,046
Equipment Loan repayment	(731,848)	(299,679)
Equipment Loan financing	5,815,717	3,000,000
	17,303,291	12,845,609
Investing activities		
Acquisition of property, plant and equipment	(10,543,010)	(11,777,371)
Environmental bond and reclamation deposits	(93,600)	(132,000)
	(10,636,610)	(11,909,371)
Increase in cash and cash equivalents	9,177,335	353,035
Cash and cash equivalents, beginning of period	1,899,773	1,546,738
Cash and cash equivalents, end of period	$ 11,077,108	$ 1,899,773
Supplemental Information		
Interest Paid	$ 295,760	$ 229,916
Income Taxes Paid	4,191,082	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Principles of Accounting

These financial statements are presented in accordance with Canadian generally accepted accounting principles and are stated in United States dollars.

Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2006 US $1 : CDN $1.1653 CDN $(1.1341)
December 31, 2005 US $1 : CDN $1.1659 CDN $(1.2214)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and its indirect wholly-owned subsidiary Mineral Park Inc. (subsequent to June 24, 2003 - the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits. The Company places its cash with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits. Cash includes $8,702,044 (2005 - $388,473) denominated in Canadian dollars.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the units of production and straight-line basis as follows:

Mining equipment -	Units of production
Solvent Extraction – Electrowinning Plant (SX-EW) -	Units of production
Automotive & office equipment -	Straight-line over 3 years
Piping, tank and emitters -	Units of production
Leach pad -	Units of production
Lab equipment –	Units of production

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories*. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and Processing Costs* on the Statement of Income. The ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending December 31, 2007. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2006 the current recovery rate of copper has been estimated at 70% (2005 - 70%).

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Significant estimates and assumptions include, amongst other things, those related to asset retirement obligations, stock-based compensation, inventories, and amortization and impairment of property, plant and equipment.

Revenue Recognition

The Company recognizes revenue when the price is determinable, title has been transferred to the customer and collection of the sales price is reasonably assured.

Foreign Currency Translation and Transactions

Effective January 15, 2005, the functional currency of the Company was changed from the Canadian dollar to the United States dollar. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars upon the commencement of commercial production of the Company's leach pad. The change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates.

Transactions denominated in currencies other than the functional currency are recorded in the functional currency using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in Canadian dollars are translated at the rate of exchange prevailing at the balance sheet date. Exchange gains and losses arising there from are included in the Statement of Income for the period.

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Income in the period of sale.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis. The amount of the impairment loss is determined as the amount by which the long-lived assets' carrying value exceeds its estimated fair value. No writedowns were determined to be necessary in 2006 and 2005.

(Stated in US Dollars)

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.

The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated amount more likely than not to be realized. Although the Company has tax loss carryforwards, there is uncertainty as to utilization of the losses prior to their expiry.

Earnings per Share

Basic earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.

Details of the numerator and denominator used in the calculation of earnings per share are as follows:

	2006	2005
Numerator		
Net income for the year	$ 7,067,657	$ 359,177
Denominator		
Weighted average shares outstanding-basic	56,422,352	37,867,149
Effect of dilutive securities - warrants	2,427,195	5,283,853
Effect of dilutive securities - stock options	5,167,996	3,193,967
Denominator for diluted EPS	64,017,543	46,344,969

Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States. The Company has determined that it operates in one reporting segment. All revenue, inventory and long-term assets in 2006 and 2005 were related to the reporting segment in the United States.

During the year ended December 31, 2006, 97% (2005 – 95%) of the revenue of the Company was earned from one customer. The balance due from this customer at December 31, 2006 was $5,134,189 (2005 - $369,214)

Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, and net proceeds interest liability. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values approximate carrying values for these financial instruments because of the immediate or short-term maturity of these financial instruments. The fair value of the environmental and land reclamation bonds, equipment loans and net proceeds interest liability approximate carrying value because the stated interest rates reflect recent market conditions or because the rates are variable in nature.

Stock Based Compensation

The Company has a stock option plan as described in Note 7. The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The fair value of stock options granted is recognized as a charge to salary and wages expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital.

See Note 8 for details of assumptions used in the calculations.

Asset Retirement Obligations

The Company follows the recommendation of the Canadian Institute of Chartered Accountants ("CICA") Section 3110, "Asset Retirement Obligations". The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology. In subsequent periods, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement of fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company's estimate of its ultimate reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Stripping Costs

The costs of removing overburden and waste materials ("stripping costs") after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred.

(Stated in US Dollars)

1. Nature of Business

Mercator Minerals Ltd. (the "Company") and its indirect wholly-owned subsidiary Mineral Park, Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. The deficit to June 24, 2003 was accumulated during the development stage when copper extraction and sales commenced upon the acquisition of Mineral Park Inc. ("Mineral Park Mine"). As of January 15, 2005, the Company's principal asset, the Mineral Park Mine, reached commencement of commercial production.

See Note 15 for details of subsequent events in respect of the re-organization of the Company's ownership of the Mineral Park Mine and the financing that was completed subsequent to the year end, the proceeds of which will be used to fund the expansion of production at the Mineral Park Mine.

2. Inventories

	2006	2005
Ore on Leach Pad	$ 7,568,149	$3,050,975
In-process inventory	355,064	205,079
Supplies	137,364	62,901
	$ 8,060,577	$3,318,955

3. Environmental Bond

The Aquifer Protection Permit and underlying bond ("APP Bond") is a requirement by the State of Arizona. Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in the financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company's acquisition of the Mineral Park Mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At December 31, 2006 the fund totals $1,578,948 (2005 - $1,420,646).

4. Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,337,770 at December 31, 2006 (2005 - $1,376,170). $1,324,000 of this balance is restricted and not available to the Company for working capital needs.

(Stated in US Dollars)

5. Property Plant and Equipment

	December 31, 2006			December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Automative & Office Eq	$ 419,584	$ (183,759)	$ 235,825	$ 246,400	$ (73,112)	$ 173,288
Mining Eq	12,061,940	(515,846)	11,546,094	4,606,882	(39,761)	4,567,121
Piping & Tanks	192,205	(21,307)	170,898	192,205	(10,032)	182,173
Leach Pad Const	269,353	(27,586)	241,767	269,353	(11,786)	257,567
Lab Equipment	68,618	(6,706)	61,912	66,010	(2,698)	63,312
SX-EW Plant	1,252,925	(68,160)	1,184,765	342,517	(5,779)	336,738
Capital Projects	11,935,646	-	11,935,646	6,629,386	-	6,629,386
	$ 26,200,270	$ (823,364)	$ 25,376,907	$ 12,352,753	$ (143,169)	$ 12,209,584

In addition to assets placed in service, the Company has capital projects in process not yet in use as detailed below:

	2006	2005
Equipment Purchase	$ 3,308,033	$ 354,345
Capital Projects	286,575	25,138
Process Mill	7,800,000	6,000,000
Rectifier	-	249,903
Water System Upgrade	541,038	-
	$ 11,935,646	$ 6,629,386

The process mill was purchased in July, 2005 and is located at the Mission Complex south of Tucson, Arizona. During the year ended December 31, 2006, ASARCO LLC ("ASARCO") filed a complaint against the Company's wholly-owned subsidiary, Mineral Park Inc. seeking to void Mineral Park Inc.'s July 2005 purchase of the process mill. On November 6, 2006, the Company announced that the Court granted the injunction in favor of ASARCO. The Company filed an appeal of the decision to grant the injunction. On February 5, 2007, the United States District Court in the Southern District of Texas affirmed the ruling of the Bankruptcy Court on the preliminary injunction. The hearing date before the Bankruptcy Court to decide the litigation in respect of the Mission South Mill has been set for February 27, 2007. In light of the litigation by ASARCO, the Company commenced plans to secure alternate equipment for the expansion of the Mineral Park operation to avoid any delay in the start of milling operations that might be caused by the litigation commenced by ASARCO. In December 2006, the Company placed orders for two new 7,500 hp ball mills for expedited delivery in early 2008, and purchased three used 32-foot diameter, 7,000 hp Semi Autogenous Grind ("SAG") mills. These ball mills and SAG mills are key components in the processing circuit for concentrate production. Costs totaling $1,790,860, incurred and previously capitalized during the year by the Company in the dismantlement of the process mill purchased from ASARCO and the legal costs associated with the litigation, have been expensed as a result of the litigation. As at December 31, 2006, the outcome of the matter was indeterminable.

On March 5, 2007 The Federal Bankruptcy Court approved the Company's re-sale of the Tucson mill to ASARCO for $9 million. The gain on sale of the mill will be recorded in the Consolidated Statement of Income in the period the cash is received.

(Stated in US Dollars)

6. Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Mineral Park Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. ("EMNA"). Under the terms of the acquisition agreement, the Company acquired all the issued and outstanding common shares of Mineral Park Inc. for consideration of 4,612,175 common shares at price of $0.15 per common share. Under the Acquisition Agreement $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest ("NPI") in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. Such contingent consideration in excess of the amount recognized will be recognized in future periods as a mineral property cost when it becomes likely that payments on the NPI will occur. Payments may be required to be made on the NPI during fiscal 2007 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

7. Share Capital

Authorized

Unlimited Common Shares without par value

Issued

i. Common Shares Issued and Outstanding

Issued Common Shares	December 31, 2006 Number of Shares		December 31, 2006 Amount	December 31, 2005 Number of Shares		December 31, 2005 Amount
Balance, beginning of year	45,137,675	$	20,456,890	22,598,077	$	8,311,344
Issued	-		-	20,000,000		11,037,100
Exercise of warrants	15,355,562		11,897,493	2,373,348		1,075,642
Exercise of stock options	2,545,463		138,682	166.250		32,304
Balance, end of year	63,038,700	$	32,493,065	45,137,675	$	20,456,890

On April 25, 2005, the Company issued 20,000,000 units by way of a private placement for gross proceeds of $12,093,250 (CDN $15,000,000). Each unit consisted of one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN $1.00 for one whole warrant (two half warrants) for an 18-month period, provided, however, that if, at any time following expiry of the hold period, the closing price of the Company's common shares on the TSX was greater than CDN $1.50 for 20 or more consecutive business days, the Company may give notice to the holders of the warrants that the expiry date for exercise of the warrants has been accelerated and the warrants will expire on the 20th business day following the date of such notice.. The Company incurred a 7% cash commission of $853,659 (CDN $1,050,000) and $202,491 (CDN $249,065) in share issuance costs in connection with the financing. Additionally the Company issued 1,400,000 agent warrants as an additional commission, entitling the holder to purchase one common share at an exercise price of CDN $0.75 for an 18-month period. As of December 31, 2006 all these warrants were exercised.

(Stated in US Dollars)

ii. Warrants

The following table summarizes the number of fully exercisable warrant transactions during 2006 and 2005:

	Number		Weighted Average Exercise Price $Cdn
Balance, January 1, 2005	6,127,110	$	0.61
Issued	11,400,000		0.97
Exercised	(2,373,348)		0.55
Issued upon Exercise of Warrant*	91,750		0.70
Balance, December 31, 2005	15,245,512	$	0.89
Issued upon Exercise of Warrant*	115,050		0.70
Exercised	(15,355,562)		0.89
Expired	(5,000)		0.55
Balance, December 31, 2006	-	$	-

As at December 31, 2006, there were no warrants outstanding, all of the warrants having been exercised during the year.

*Upon exercise of the Agent unit warrants the holder receives one common share and one half warrant entitling the holder to purchase one common share at an exercise price of $0.70 for one whole warrant (two half-warrants) for a two year period. During the year ended December 31, 2006 230,100 (2005 – 183,500) of the Agent warrants were exercised and as of December 31, 2006 all of the 230,100 one half-warrants (115,050 full warrants) issued upon exercising the Agent warrants were exercised. The weighted average fair value of warrants issued during 2006 was CDN$1.07 based on the Black-Scholes pricing model using weighted average assumptions, as described in Note 8.

iii. Options

The Company has a Stock Option Plan ("the Plan") for directors, officers and employees. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company's common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at December 31, 2006, was 6,348,557.

Under the Plan, an Optionee may, rather than exercise any Option to which the Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the Optioned Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right (the "Share Appreciation Rights") to receive that number

(Stated in US Dollars)

iii. Options - continued

of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price, has a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

The following table summarizes for the year presented the number of stock option transactions and the weighted average exercise prices thereof:

	Number		Weighted Average Exercise Price $Cdn
Balance, January 1, 2005	3,406,010	$	0.28
Granted	1,210,000		0.66
Exercised	(166,250)		0.23
Expired	(100,000)		1.50
Balance, December 31, 2005	4,349,760	$	0.36
Granted*	2,990,000		1.46
Exercised**	(2,545,463)		0.06
Cancelled**	(379,797)		0.24
Forfeited	(10,000)		0.98
Balance, December 31, 2006	4,404,500	$	1.17
Exercisable, December 31, 2006	2,694,670	$	1.03
Exercisable, December 31, 2005	3,584,478	$	0.31

* The weighted average fair value of options granted during 2006 was CDN$1.46 (2005 – CDN$0.47) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

** A total of 443,000 shares were issued to directors, officers and employees on the exercise of options for cash consideration and 2,102,463 shares were issued to directors, officers and employees on exercise of options using the share appreciation rights or cashless provisions. In conjunction with the exercise of these options using the share appreciation rights provisions, 379,797 options were terminated.

(Stated in US Dollars)

iii. **Options** – continued

A summary of the stock options exercisable and outstanding at December 31, 2006 was as follows:

Issued Date	Number	Exercise Price $Cdn	Expiry Date	Exercisable
September 1, 2003	59,500	0.15	September 1, 2008	59,500
February 11, 2004	40,000	0.43	February 11, 2009	40,000
July 6, 2004	290,000	0.40	July 6, 2009	290,000
July 6, 2004	40,000	0.30	July 6, 2009	40,000
February 1, 2005	10,000	0.51	February 1, 2010	10,000
February 8, 2005	40,000	0.56	February 8, 2010	40,000
April 1, 2005	40,000	0.60	April 1, 2010	40,000
July 22, 2005	757,500	0.65	July 22, 2010	757,500
July 22, 2005	50,000	0.65	July 22, 2010	43,750
October 18, 2005	107,500	0.85	October 18, 2010	80,625
January 4, 2006	80,000	0.98	January 4, 2011	40,000
January 4, 2006	500,000	1.00	January 4, 2011	250,000
January 11, 2006	1,150,000	1.00	January 11, 2011	383,295
May 19, 2006	840,000	2.09	May 19, 2011	420,000
August 28, 2006	400,000	2.14	August 28, 2011	200,000
	4,404,500			2,694,670

Subsequent to December 31, 2006 stock option activities were undertaken as follows:

On February 21, 2007 the Company granted 2,490,000 stock options to directors, officers employees and consultants with an exercise price of CDN$3.30 and a term of five years.

8. Stock-Based Compensation

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

	2006	2005
Risk-free interest rate	3.99%	3.12%
Dividend yield	nil	nil
Expected volatility factor of the expected market price of the company's common shares	83%	89%
Weighted average expected life of the options (months)	60	60

For the year ended December 31, 2006, the compensation cost for stock options granted totaled $2,652,648 (2005 - $502,970), which was included in the Statement of Income and credited to contributed surplus. In addition $183,247 (2005 - $Nil) of share issuance costs for agent warrants granted (Note 7(ii)), which was deducted from Share Capital was credited to contributed surplus.

(Stated in US Dollars)

9. Promissory Note

In 2005, the Company arranged a line of credit effective on the closing of the acquisition of the Mineral Park Mine with an arm's length lender pursuant to which the Lender agreed to advance up to $3,000,000. The line of credit was evidenced by a promissory note issued by the Company. On April 30, 2005 the Company repaid the full amount of the promissory note payable. The Company paid $107,560 in interest during the year ended December 31, 2005.

10. Equipment Loans

The Company has secured term loans outstanding as follows:

		2006		2005
Term loan bearing interest at a rate of 9.58% per annum, matures in April 2009, payable monthly in instalments of $1,474 of principal and interest. The loan is collateralized by certain mining equipment.	$	36,136	$	-
Term loan bearing interest at a rate of 7.5% per annum, matures on August 1, 2010, payable monthly in instalments of $60,270 of principal and interest. The loan is collateralized by certain mining equipment.*		2,222,703		2,752,956
Term loan bearing interest at a rate of 9.25% per annum, matures in January 1, 2010, payable monthly in instalments of $5,515 of principal and interest. The loan is collateralized by certain mining equipment.		173,452		-
Term loan bearing interest at a rate of 7.50% per annum, matures August 25, 2011, payable monthly in instalments of $18,375 of principal and interest. The loan is collateralized by certain mining equipment.*		862,678		-
Term loan bearing interest at a rate of 7.75% per annum, matures in September 1, 2011, payable monthly in instalments of $61,608 of principal and interest. The loan is collateralized by certain mining equipment.*		3,016,111		-
Term loan bearing interest at a rate of 7.71% per annum, matures in September 1, 2011, payable monthly in instalments of $31,897 of principal and interest. The loan is collateralized by certain mining equipment.*		1,524,745		-
Term loans		7,835,825		2,752,956
Current portion		1,499,423		525,874
Long-term portion	$	6,336,402	$	2,227,082

Principal repayments over the remaining terms of the loans are:

Year ending December 31,		Amount
2007	$	1,499,423
2008		1,729,803
2009		1,856,548
2010		1,691,753
2011		1,058,298
	$	7,835,825

(Stated in US Dollars)

11. Commitments and Contingencies

Commitments and contingencies not disclosed elsewhere in these consolidated financial statements include:

During the year ended December 31, 2006, the Company was made aware that an action has been commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and has filed an Appearance and a Statement of Defense. Management is of the opinion that the claim is without merit and intends to vigorously defend the allegations. As at December 31, 2006, the outcome of the matter is indeterminable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

12. Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park Mine site. The Company estimated \$3,277,000 (2005 – \$3,277,000) commencing in 11 (2005 -12) years would be required to complete the retirement obligations given current operations. In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2005 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2005 – 2.5%) were used. The Company's retirement obligation related to the Mineral Park Mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. As at December 31, 2006, the asset retirement obligation balance was \$2,087,442 (2005 – \$1,941,638).

The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, January 1, 2005	\$ 1,805,688
Accretion Expense	135,950
Balance, December 31, 2005	1,941,638
Accretion Expense	145,804
Balance, December 31, 2006	\$ 2,087,442

13. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements include:

i. Accounts payable and accrued liabilities include a \$Nil (December 31, 2005 - \$15,000) interest free, demand promissory note which arose from a mineral property acquisition from previous years and were abandoned during 2003. The promissory note was owed to a company owned and controlled by a former director and officer of the Company. During the year ended December 31, 2006, \$15,000 has been applied to the note bringing the current amount payable at December 31, 2006 to \$Nil.

(Stated in US Dollars)

13. Related Party Transactions - continued

ii. Legal services rendered by director during the year were $80,436 (2005 - $5,000)

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

14. Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005
Net operating and capital losses	$ 873,300	$ 769,300
Property, plant and equipment	(1,222,400)	16,700
Alternative minimum tax credits	997,500	-
Asset retirement obligations	709,700	660,200
Undeducted financing costs	263,500	301,800
Valuation allowance	(2,844,000)	(1,748,000)
Future income tax liabilities	$ (1,222,400)	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $27,600 (2005 - $57,200), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate as follows:

	2006	2005
Income taxes at CDN statutory rate	$ 4,224,900	$ 122,500
Foreign income taxes at other than CDN statutory rate	583,900	(1,400)
Permanent differences	67,400	4,100
Non-deductible stock option compensation	1,013,400	171,600
Effect of reduction in statutory rate	126,900	17,100
Percentage depletion	(1,794,800)	-
Increase (decrease) in valuation allowance	1,075,000	(313,900)
Future and current income tax expense	$ 5,296,700	$ -

The Company's future tax assets include approximately $789,300 (2005 - $1,070,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

(Stated in US Dollars)

14. Income Taxes - continued

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive full benefits of this asset, a valuation allowance has been established at both December 31, 2006 and December 31, 2005. As at December 31, 2006, the Company had net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
United States - Federal	$340,000	2027 – 2040*
Canada	$2,221,000	2007- 2026

These financial statements do not reflect the potential effect on future income taxes of the application of these losses.

*These losses consist of restricted losses that become available at approximately $23,000 per year until 2021 and expire 20 years after they become available.

15. Subsequent Events

Subsequent to December 31, 2006, the Company completed a public offering of 120,000 Units at a price of $980 per Unit for gross proceeds of $117,600,000, and 8,337,500 common shares at a price of CDN$3.00 per common share for gross proceeds for CDN$25,012,500 ($21,490,248). Each Unit comprised one secured note (the "Notes") in the principal amount of $1,000 and 50 common share purchase warrants (the "Warrants"). The Notes mature on February 16, 2012 which is five years and one day after the closing and pay interest semi-annually at a rate of 11.5% per annum. The Notes are subject to a call provision, at any time three years after the closing date, at a redemption price which is equal to $1,050 per Note, plus accrued and unpaid interest. The warrants are exercisable at a price of CDN$4.00 per share, on or before February 16, 2012. The Units separated into Notes and Warrants immediately upon closing of the offering.

The agents received commissions of $4,800,000 on the sale of the Units, and CDN$1,500,750 ($1,289,415) on the sale of the common shares and an option to purchase 500,250 common shares exercisable at CDN$3.00 for a period of 24 months from closing.

The net proceeds of the Offering of $112,000,000 and CDN$23,139,600 ($19,881,089) will be used together with the Company's existing cash resources to fund the expansion of the Mineral Park copper mine near Kingman, Arizona and for other general corporate purposes.

In the event the earnings of the Company before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis in any quarter beginning after March 31, 2009 does not exceed interest expenses under the Notes for that quarter, the Company will be obliged to repay to the holders of the Notes the lesser of its Free Cash Balance and 25% of the outstanding principal of the Notes, such payment to be made within 60 days of the end of such quarter. The total of all amounts repayable under the EBITDA provision will not exceed 25% of the original total principal of the Notes, and the 25% limit will apply on a cumulative basis during the term of the Notes.

(Stated in US Dollars)

15. Subsequent events – continued

"Free Cash Balance" is defined in the Note Indenture to mean, at a particular time, the cash and cash equivalents of the Company and its subsidiaries determined on a consolidated basis and in accordance with Canadian generally accepted accounting principles as of the most recently ended
financial quarter of the Company, and for greater certainty, the following will be included in cash equivalents for this purpose (i) any evidence of indebtedness with a maturity of 180 days or less, (ii) certificates of deposit or acceptances with a maturity of 180 days or less, (iii) commercial paper with a maturity date of 180 days or less issued by a corporation that is not an affiliate of the Corporation, (iv) any money market deposit accounts, and (v) any repurchase agreements and reverse repurchase agreements.

On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. ("Mercator Holdings") as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings. As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park mine located in Kingman, Arizona.

MERCATOR MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2006

This management's discussion and analysis ("MD&A") of financial position and results of operations of Mercator Minerals Ltd. together with its subsidiary (the "Company") is for the year ended December 31, 2006, with comparisons to December 31, 2005. Unless otherwise noted, all information is current to March 26, 2007, and all currency amounts are in US dollars. The discussion and analysis is intended to complement and supplement the Company's Consolidated Financial Statements and notes thereto for the year ended December 31, 2006 (the "Financial Statements") and, therefore, should be read together with the Financial Statements. These Financial Statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. (See "Risk Factors" below). Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the *Securities Act* (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "may", "expect", "will", "continue", "believe" and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 26, 2007 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park will be viable operationally and economically and proceeds as expected; and (4) any additional financing needed will be available on reasonable terms. Other risks and assumptions are discussed throughout this MD&A and, in particular, in "Critical Accounting Estimates" and "Risks and Uncertainties" sections.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3)

securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the "Risks and Uncertainties" section. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Financial Statements of the Company which have been prepared in accordance with Canadian GAAP. Effective January 15, 2005, the functional currency of the Company was changed from the Canadian to the United States dollar. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars. The change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States/Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates.

Overall Performance and Strategy

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Company's principal asset is the 100% owned Mineral Park Mine ("Mineral Park"), a producing copper mine located near Kingman, Arizona. The Company acquired 100% of the shares of Mineral Park Inc. (then known as Equatorial Mineral Park, Inc.) ("MPI") from Equatorial Mining North America, Inc. ("EMNA") in 2003. The main focus of the Company is the expansion of its copper production at Mineral Park to generate cash flow to fund the Company's business plans. In 2007, the Company anticipates continuing to focus its resources and its efforts to increase production at Mineral Park and to move forward with the construction of the Phase 4 expansion and installation of the milling circuit at Mineral Park, with anticipated commencement of expanded operations and resumption of production of copper and molybdenum concentrates from Mineral Park in the first half of fiscal 2008.

Progress in 2006

Significant progress was made in 2006 in strengthening the Company's balance sheet, improving operations, capitalizing on market opportunities to re-evaluate and increase mineral resources and mineral reserves, and continuing the effort to build on the Company's asset base and operational successes by evaluating growth opportunities in a robust mining environment.

During 2006, the Company received net proceeds of $11.9 million from the exercise of all but 5,000 of the outstanding warrants from the equity financings completed in 2004 and 2005, and from the exercise of incentive stock options, substantially strengthening the Company's liquidity. These proceeds added to the cash flow generated at Mineral Park, provided the working capital necessary to take advantage of opportunities including the acquisition of the alternate equipment for the expansion of the Mineral Park operation in December.

Management's success at improving operating efficiencies and production levels at Mineral Park to record levels have resulted in record profits in 2006 and operating cash flows adequate to substantially fund development and expansion efforts internally. These efforts included the installation of the rectifier and related equipment was completed at the end of February 2006, ahead of schedule and under budget, increasing production capacity at the Mineral Park Mine to 15 million pounds of cathode copper per year.

Current market conditions allowed the re-evaluation during the year of the Mineral Park ore body and the Company reported an increase in the estimated resource base at Mineral Park to 1.56 billion pounds of contained copper, a 16% increase from earlier estimates, 482 million pounds of contained molybdenum, a 45% increase from earlier estimates and an addition of 46 million ounces of contained silver, all at a 0.30% copper-equivalent cut-off grade.

Preliminary Feasibility work

In addition, through the efforts of management, the Company announced the successful completion of a pilot plant test for the production of copper and molybdenum concentrates and the resulting decision to bypass the Phase 3 expansion of the SX/EW plant and move directly to the Phase 4 expansion as rapidly as possible. The Company ordered additional equipment to be used to expand the mining fleet required for the Phase 4 expansion. In early September, the Company received and filed a preliminary feasibility study on the Phase 4 development of the significant copper-molybdenum resource, and disclosed proven and probable mill reserves of 437 million tons at a copper equivalent grade of 0.374%, of which 80% is proven, and an additional proven leach reserve of 82.4 million tons at an average grade of 0.069% copper.

Alternate Milling Equipment Purchase

In late September, the Company commenced plans to secure alternate equipment for the expansion of the Mineral Park operation to avoid any delay in the start of milling operations that might have been caused by the litigation commenced by ASARCO LLC on September 22, 2006 in the United States Bankruptcy Court for the Southern District of Texas (the "**Bankruptcy Court**") seeking to void Mineral Park's purchase of the Mission

South mill located near Tucson, Arizona. Subsequent to the year end, the Company sold the Mission South mill back to ASARCO for $9 million, 50% more than the $6 million purchase price paid in July 2005, and settled the outstanding litigation. The Bankruptcy Court approved the re-sale of the Mission South mill, which became final on March 13, 2007.

In December 2006, the Company announced that it had placed orders for two new 7500 hp ball mills for expedited delivery in early 2008, and the purchase of three used 32-foot diameter, 7000 hp Semi Autogenous Grind ("**SAG**") mills. As a consequence of the change in the milling equipment to be used, and an increase in planned throughput capacity, the Company commissioned the preparation of a technical report (the "Report") in support of the preliminary feasibility work completed and the updated plan to expand production at the Mineral Park mine. The Report was received by the Company at the end of December, and on the basis of the Report, management commenced the process for securing the necessary debt and equity financing to proceed with the construction of the Phase 4 expansion at Mineral Park. The debt and equity financings were completed subsequent to year end on February 15, 2007, with the Company receiving gross proceeds of $117,600,000 in connection with the debt financing and gross proceeds of Cdn$25,012,500 from the equity component of the financing. Management's goal is to have the first stage of the Phase 4 expansion at 25,000 tpd fully operational in the first half of 2008. The second stage of the Phase 4 expansion to 50,000 tpd is expected to be completed approximately one year later and is expected to increase average annual production over the first 10 years of milling operations to in excess of 56 million pounds of copper, 10 million pounds of molybdenum and 600,000 ounces of silver in concentrates at Mineral Park. Construction and development costs for the second stage of the Phase 4 expansion are expected to be financed from cash flow.

The market price for copper continued to be remarkable last year with an increase in the quoted spot price per pound of copper from approximately $2.16 per pound at the start of the year to $2.85 per pound at year-end, with an average price over the year of $3.09. The Company was able to realize the full benefit of these improved copper prices due to the fact that it is an un-hedged copper producer.

On June 24, 2003, the Company completed the acquisition of MPI, the owner of Mineral Park pursuant to an agreement dated May 29, 2000, and amended and restated February 8, 2003 (the "Acquisition Agreement") with EMNA. Mineral Park is located in Northwest Arizona, in Mohave County in the Wallapai mining District and comprises approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land. Current operations consist primarily of mining of new ore, leach pad and dump leaching activities with recovery of copper from leach solution using conventional solvent extraction electro-winning ("SX-EW") technology.

Under the terms of the Acquisition Agreement, the Company acquired all of the issued and outstanding common shares of MPI owned by EMNA in consideration of 4,612,175 common shares in capital stock of the Company, then valued at Cdn$0.15 per common share.

Under the Acquisition Agreement EMNA transferred MPI with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $833,000 currently held in Trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general working capital, for a total of $2,753,000. The $2,753,000 will be reimbursed by an unsecured net proceeds interest ("NPI") in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement entered into at the time of the Acquisition Agreement **(NPI Agreement")**. The NPI is capped at $2,753,000 and is payable quarterly, based on fiscal quarters, within 45 days after the end of the fiscal quarter. The payments under the NPI do not commence until the gross proceeds, as calculated under the NPI agreement from the date of acquisition, first exceed the cumulative total of all costs as defined in the NPI Agreement. The NPI is accounted for as contingent consideration as at the acquisition date. No payments have been made under the NPI to date. It is anticipated that payments may be required to be made on the NPI during fiscal 2007, if revenue less cumulative cash operating expenses results in positive cash flow.

The principal metal produced by the Company is copper. In addition revenue is generated from the sale of landscaping stone and the sale of turquoise.

Operations

Net earnings for the year ended December 31, 2006 were $7,067,657 ($0.13 basic earnings per share, $0.11 diluted earnings per share), a significant improvement over $359,177 ($0.01 basic and diluted earnings per share) reported in fiscal 2005. Annual earnings were higher in 2006 due to a combination of higher copper prices, significantly higher production and lower per unit operating costs during 2006.

Revenue of $30,066,662 was derived from the sale of 9,502,801 pounds of copper during fiscal 2006, compared with net revenue of $10,733,073 derived from the sale of 6,300,533 million pounds of copper during fiscal 2005. Total revenue for fiscal 2006 was $31,010,071 an increase of 175% over the total revenues generated for fiscal 2005 of $11,269,981, and includes income from the sale of landscaping materials.

Investing activities used $10,636,610 of cash resources during fiscal 2006, as part of the Company's expansion program and the purchase of additional mining equipment and the purchase of alternate milling equipment in December. Net financing cash flow of $17,303,291 includes inflows of $12,219,422 from the exercise of share purchase warrants and options during the year.

At December 31, 2006 the Company had a strong balance sheet, with $11,076,108 in cash and cash equivalents and working capital of $17,817,247, after capital expenditures of $10,543,010 in the year, compared with $1,899,733 in cash and cash equivalents and working capital of $4,255,347, after capital expenditures of $11,777,371 for the prior year. The Company continues to be positioned to finance ongoing capital projects from existing cash resources and operating cash flow expected in 2007.

The Company has been the operator of Mineral Park since June 24, 2003, and has generated $48,374,645 of revenue (including sales of landscaping materials) since that time. The average price for copper was approximately $3.09 per pound for the year ended December 31, 2006, as compared to $1.68 per pound for the year ended December 31, 2005. At the time of writing the copper price was approximately $3.12 per pound. While it is not possible to forecast with accuracy the copper and molybdenum price trends, their impact on the Phase 4 development of the Mineral Park project, or future results from operations, the Company believes that the current markets for copper and molybdenum and for base metals investments are encouraging.

The copper market has remained strong through 2006. The price of copper was $2.17 per pound in December 2005 and $2.85 in December 2006 (with a high of $4.07 and low of $2.13 in 2006). The Company believes that the copper price has benefited from an increasing demand and decreased inventory levels in the LME and New York Futures market warehouses.

It is not possible to forecast copper and molybdenum price trends, their impact on the Phase 4 development of the Mineral Park project, or future results from operations, however the current markets for copper and molybdenum, and for base metals investments are encouraging.

The Company is exposed to changes in copper prices. The Company's copper sales are recognized at the NYMEX average monthly price less graduated shipping and sales administrative discount of $0.035 for quantities under 300,000 pounds per month to $0.015 for quantities over 1,000,000 pounds per month. Given that the Company accounts for changes in copper price during the settlement period, gross copper sales will be favorably impacted in rising price markets and negatively impacted when copper prices decline.

Selected Annual Information

The following table sets forth and summarizes certain of the Company's financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian GAAP. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Company's Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 have been audited by BDO Dunwoody LLP and are stated in US dollars.

Selected Consolidated Financial Information

All in US$	As of Dec. 31, 2006 and the 12 Months Then Ended	As of Dec. 31, 2005 and the 12 Months Then Ended	As of Dec. 31, 2004 and the 12 Months Then Ended
Operating Revenues	$31,010,071	$11,269,981	$4,198,671
Working Capital	17,817,247	4,255,347	782,647
Interest Income	496,877	115,059	96,355
Income (Loss) from Operations	12,793,191	538,173	(663,765)
Net Income (Loss)	7,067,657	359,177	(531,216)
Income (Loss) per Share - Basic - Diluted	 0.13 0.11	 0.01 0.01	 (0.03) (0.03)
Total Assets	53,222,670	20,754,439	7,168,118
Net Assets	36,464,602	14,524,875	1,517,682
Total Liabilities	16,758,068	6,229,564	5,650,436
Share Capital	32,493,065	20,456,890	8,311,844
Common Shares Issued	63,038,700	45,137,675	22,598,077
Dividends Declared	-	-	-

As the Company only commenced operations at Mineral Park in June 24, 2003, variances in its quarterly and annual earnings (losses) are affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which may not be recurring each quarter. The increase in net earnings in 2006 over the net earnings in 2005 and the losses in 2004 reflects increased revenues generated and costs associated with the operation of Mineral Park, with the costs comprising administration expenses, mining expenses, salaries wages and benefits and interest charges incurred during the period.

Results of Operations

2006 Compared to 2005

For the year ended December 31, 2006, the Company had consolidated net earnings, including non cash items, of $7,067,657 ($0.13 per share) on total revenue of $31,010,071, compared with a earnings of $359,177 ($0.01 per share) on total revenue of $11,269,981 in the year ended December 31, 2005. Earnings increased 1,868% from the previous year. Excluding non cash items for stock based compensation expense of $2,652,648 (2005 - $502,970), accretion expense of $145,804 (2005 - $135,950) and amortization of $683,720 (2005 - $126,850), the Company recorded net earnings of $10,549,829 (2005 - $1,124,947). Excluding foreign exchange loss of $428,675 (2005 - $178,996), the Company recorded net earnings of $10,978,504 (2005 – $1,303,943).

There were no write-downs during the years ended December 31, 2005 and 2006.

Mining and processing expenses at Mineral Park decreased slightly to $5,471,534 during 2006 as compared to $5,729,253 in 2005. The decrease in expenses during the year ended December 31, 2006 is a result of a full year of self mining operations by the Company in 2006, as compared to six months in 2005. During 2006, the Company incurred exploration and development expenses of $4,132,276 compared to $631,890 for 2005. The increase represents the expenses incurred in connection with the development of a 43-101 compliant pre-feasibility report prepared in connection with the Mission South Mill acquired by the Company in 2005, the expensing of costs incurred in connection with the partial dismantling and relocating of the concentrator facility purchased in 2005 from ASARCO LLC, which was the subject of the ASARCO bankruptcy litigation, the legal fees incurred in defense of the litigation brought by ASARCO to recover the Mission South Mill and the expenses incurred for the updated 43-101 compliant pre-feasibility report prepared in connection with evaluating and incorporating the alternate equipment purchased by the Company as a result of the uncertainty in the timing of the resolution of the ASARCO litigation.

Administration costs were $1,600,337 during the year ended December 31, 2006 compared to $1,007,947 for the year ended December 31, 2005. The increase during the year ended December 31, 2005 was attributable mainly to the fees payable in connection with maintaining the Company's listing on the TSX, higher transfer agent fees in connection with the exercise of warrants during the year, increased insurance and employee benefit costs associated with expanded payroll, and increased consulting and legal fees resulting from expansion and merger / acquisition activities.

Salaries, wages and benefits increased to $6,384,236 in 2006 as compared to $2,985,061 in 2005. After deducting the non-cash stock option compensation cost amounts described above, of $2,652,648 for 2005 and $502,970 for 2005, the Company's salaries, wages and benefits costs have increased from $2.482 million in 2005 to $3.731 million in 2006. The increase is mainly attributable to a full year of mining operations at Mineral Park in 2006 as compared to six months for 2005, as the Company took over the mining operations from the mining contractor effective July 1, 2005 and the operation of the second mining shift for a full year in 2006 as compared to five months for 2005, from August 1, 2005.

The Company incurred interest expense of $295,760 during the year ended December 31, 2006 a modest increase from $229,916 during the corresponding period in 2005.

Interest income rose to $496,877 during the year ended December 31, 2006 from $115,059 during the prior year reflecting higher cash balances as a result of funds received from the issuance of common shares throughout fiscal 2006 and increased cash flow from operations as well as increasing amounts of funds held in interest-bearing bonds for land reclamation and environmental protection as required by regulatory agencies in the United States. Revenues generated by the Company from metals sales and other items generated from the leach pad during 2006 totaled $30,066,622 on the Company's total production of

9,502,601 pounds of copper compared to revenues of $10,733,073 on the Company's total production of 6,300,533 pounds of copper in 2005.

During the year ended December 31, 2006, the Company produced and sold 9,502,601 pounds of copper from Mineral Park, compared to 6,300,533 pounds of copper during the corresponding period in 2005. Average realized copper price during the year ended December 31, 2006, was approximately $3.16 per pound (2005 - $1.70).

At December 31, 2006 the Company was holding an inventory of approximately 15 million pounds of copper, (2005 - 6.5 million pounds of copper) in finished product and in-circuit copper.

None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Cash Cost and Total Cost

For the purpose of determining cash and total costs of mining operations, which are conventions used in the mining industry, the Company considers the effect of in its cost structure. Accordingly cash cost is defined by the Company as the aggregate of leaching and production costs net of landscaping material-related net benefits (sales of landscaping materials and turquoise minus their associated production costs), administration and transportation costs.

Cash costs of mining operations were $9,748,972 or $1.02 per pound generating cash flow from operations of $20.3 million in 2006 compared to cash costs of $8,816,335 or $1.40 per pound generating cash flow from operations of $1.9 million in fiscal 2005. On a quarterly basis, cash costs of mining operations per pound were $1.18 in Q1; $1.08 in Q2; $1.02 in Q3 and $0.89 in Q4 compared to $1.32 in Q1; $1.02 in Q2; $1.49 in Q3 and $1.65 in Q4 of 2005. The variance in cash costs results mainly from the impact of the increased production, the assumption of mining operations by the Company during the third quarter and increased costs of supplies and petroleum based products during the year on a quarterly basis.

Total costs are defined by the Company as the aggregate of cash costs (which includes leaching and production costs net of landscaping material-related net benefits, administration and transportation costs), exploration, depreciation and amortization and asset retirement accretion costs. In fiscal 2006 total mine operating costs net of development and expansion costs were $10,578,496 or $1.11 per pound in 2006 compared to $9,079,135 or $1.44 /lb for fiscal 2005. On a quarterly basis, total costs per pound were $1.25 in Q1; $1.15 in Q2; $1.11 in Q3 and $1.00 in Q4 compared to $1.37 in Q1, $1.07 In Q2, $1.54 in Q3 and $1.68 in Q4 of 2005.

MERCATOR MINERALS LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2006

The following table provides a detailed un-audited breakdown of revenues and expenses for the Company's wholly owned subsidiary, Mineral Park Inc, for the fiscal year ended December 31, 2006, stated in US dollars.

Mineral Park Operating Results (Unaudited)

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Total 2006
Copper Produced	1,720,580	2,180,588	2,699,646	2,901,787	9,502,601
Ore Mined	858,189	906,406	848,885	1,047,755	3,661,235
Waste Mined	770,967	489,703	730,800	1,189,102	3,180,572
Mineral Park Income					
Income					
Copper Sales	3,775,934	7,779,390	9,523,741	8,987,557	30,066,622
Rock, Turquoise & Other	154,623	366,826	493,584	217,054	1,232,087
Total Income	3,930,556	8,146,217	10,017,325	9,204,611	31,298,709
Gross Profit	3,930,556	8,146,217	10,017,325	9,204,611	31,298,709
Mineral Park Operating Expense					
Mining	111,652	343,006	359,227	40,801	854,686
Processing	1,060,450	1,075,452	1,150,470	1,330,712	4,617,084
Administration	251,325	328,736	405,929	369,908	1,355,898
Payroll Expense	607,402	612,280	852,040	849,581	2,921,303
	2,030,830	2,359,474	2,767,666	2,591,002	9,748,972
Development Cost	175,857	306,537	796,271	2,853,611	4,132,276
Interest Expense	57,180	54,374	58,832	125,373	295,759
Amortization & Accretion	125,419	154,799	230,571	318,736	829,525
Tax Expense	50	0	2,497,120	2,799,689	5,296,859
Total Expense	2,389,335	2,875,184	6,350,460	8,688,411	20,303,390
Mineral Park Net Ordinary Income	1,541,222	5,271,032	3,666,865	516,200	10,995,319
Mineral Park Net Income	**1,541,222**	**5,271,032**	**3,666,865**	**516,200**	**10,995,319**

Selected Quarterly Financial Information

The following tables present our un-audited quarterly results of operations for each of the last eight quarters. This data has been derived from our un-audited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2006 and 2005.

Net income (loss) by quarter

	Q-1	Q-2	Q-3	Q-4
2006				
Total Revenue	$ 3,941,755	$ 8,097,679	$ 9,864,737	$ 9,105,900
Net income	523,945	1,840,850	3,908,143	794,719
Basic Earnings per share	0.01	0.03	0.06	0.01
Diluted Earnings per share	0.01	0.03	0.06	0.01
2005				
Total Revenue	$ 1,952,110	$ 2,346,764	$2,615,029	$4,356,078
Net income (loss)	(47,487)	98,755	118,820	189,089
Basic Earnings (loss) per share	(0.00)	0.00	0.00	0.00
Diluted Earnings (loss) per share	(0.00)	0.00	0.00	0.00

Financial Position and Liquidity

The Company's financial condition improved significantly in 2006 due to increased production and mining activity at Mineral Park in 2006, the exercise of all of the outstanding warrants from previously completed brokered equity financing in 2004 and 2005, the exercise of stock options and, higher levels of cash balances and working capital throughout the fiscal year ended December 31, 2006. As at December 31, 2006, the Company had working capital of $17,817,247, compared to $4,255,347 at December 31, 2005. The most significant components of the change in working capital was the increase in cash and cash equivalents to $11,076,108, accounts receivable to $5,192,829 and inventories to $8,060,577 from $1,899,733, $406,149 and $3,318,955 respectively during the prior period, due to increased production and additional funds received on the exercise of warrants and stock options during the year. On the current liabilities side of the equation, accounts payable and accrued liabilities and the current portion of the equipment loan increased to $4,731,399 and $1,499,423 in 2006, up from $966,818 and $525,874 respectively. Other components of working capital did not appreciably change in relation total amounts recorded in the prior period.

The Company's gross copper sales are dependent on sales volumes and prevailing market prices for copper. Monthly average per-pound realized copper prices in 2006 and 2005 have been the following:

2006							
January	$2.15	February	$2.04	March	$2.35	April	$3.39
May	$4.04	June	$3.26	July	$3.68	August	$3.51
September	$3.42	October	$3.39	November	$3.03	December	$2.83
2005							
January	$1.41	February	$1.44	March	$1.46	April	$1.47
May	$1.45	June	$1.61	July	$1.60	August	$1.68
September	$1.74	October	$1.89	November	$2.01	December	$2.15

In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment. During the year, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,372 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment, These loans are collateralized by the equipment financed. During the year, the Company incurred finance and interest charges of $295,760 (2005 - $229,916) in relation to the equipment loans.

The Company received net proceeds of $12.04 million upon the issuance of securities during the year ended December 31, 2006, (2005 - $12.15 million), from financing activities, specifically from the issuance of equity securities on the exercise of warrants and stock options. Subsequent to December 31, 2006, the Company received net proceeds of $112,000,000 and Cdn$23,139,600 in connection with the issuance of debt and equity securities pursuant to the Short Form Prospectus offering completed February 15, 2007, and Cdn$110,395 on the exercise of 822,070 incentive stock options.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received. Cash on hand at December 31, 2006 was $11,076,108 (2005 - $1,899,773). As noted above, subsequent to the year end, the Company received net proceeds of $112,000,000 and Cdn$23,139,600 in connection with the issuance of debt and equity securities pursuant to the Short Form Prospectus offering completed February 15, 2007 and Cdn$110,395 on the exercise of 822,070 incentive stock options.

Property, Plant and Equipment

Net expenditures on property, plant and equipment during the fiscal year ended December 31, 2006 were $13,851,043 compared to $11,777,371 in 2005. The Company has focused its activities on Mineral Park, an operating copper mine in Arizona, conducting heap leach and mining operations. Mining operations at Mineral Park restarted in May, 2004. The expenditures in 2006 were primarily related to the purchase of alternate equipment for the expansion of the Mineral Park operation, and the purchase of a front end loader, rectifier, and re-equipping the electrowinning cells with stainless steel cathodes. The 2005 expenditures were primarily related to the purchase of the used 20,000 tpd mill in July 2005 and the purchase of a mining fleet. Subsequent to the year end, the Company reached an agreement with ASARCO LLC, whereby the Company agreed to sell the Mission South Mill back to ASARCO for $9,000,000.

Outstanding Share Data

As at December 31, 2006, and March 26, 2006, there were 63,038,700 and 72,198,270 common shares issued and outstanding respectively. In addition, at December 31, 2006, there were 4,404,500 stock options outstanding with exercise prices ranging between Cdn$0.15 and Cdn$2.14 per share, approximately 61% of which have vested. As at December 31, 2006, there were no share purchase warrants outstanding.

Outlook

With the acquisition of Mineral Park in 2003, management began effecting changes in operations that will result in increased positive cash flow. The first steps have been completed and entail upgrades to the existing operation and the expansion of production capacity in the SX-EW plant. In February 2006, the Company completed the addition of the rectifier bringing production capacity up to 15 million pounds per annum. Through 2006, management moved the feasibility work forward on the resumption of a milling operation at Mineral Park. In December 2006, due to the litigation initiated by ASARCO LLC involving the 20,000 ton-per-day used process mill "concentrator" and related spare parts and supplies purchased by the Company in 2005 from ASARCO LLC, the Company secured alternate milling equipment and received an updated preliminary feasibility study.

This updated preliminary feasibility study supports the estimation of reserves and the decision to proceed with the construction of facilities to initiate a two stage copper-molybdenum expansion of Mineral Park: Stage I to a 25,000 ton-per-day milling operation at an estimated cost of $128.0 million; and Stage II to a 50,000 ton-per-day milling operation at an estimated additional cost of $62.5 million, with production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation. The acquisition of this alternate equipment and the financing that the Company successfully completed subsequent to December 31, 2006, is expected to improve the financial returns on producing copper and molybdenum concentrates from Mineral Park and reduce the lead time to expanded copper and molybdenum production.

Summary of contractual obligations and maturities:

Table of Commitments

	Payments due by period (US000's)		
	2007	2008-2009	2010-2011
APP Bond payment (a)	$ 132	$ 264	$ 264
Operating lease payments (b)	-	-	-
Contingent royalty payments (c)	-	-	-
Equipment finance payments (d)	1,499	3,586	2,750
	$ 1,631	$ 3,850	$ 3,014

a) Quarterly payments of US$33,000 deposited to bond potential aquifer damage caused by operations at the Mineral Park Mine.
b) Includes existing leases without extensions;
c) Royalty payments on the Mineral Park operations. Under the Acquisition Agreement the Company acquired from EMNA the Mineral Park reclamation bond, the Aquifer Protection Bond and general working capital (accounts receivable and prepaid expenses), for a total of $2,753,000. Under the Acquisition Agreement the $2,753,000 will be reimbursed to EMNA by an unsecured NPI in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement. At December 31, 2006, it is indeterminable when, or if, such payments will be made but they are likely to commence sometime in 2007.
d) In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270. During the year, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,372 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment, The Company entered into equipment financing arrangements for the purchase of additional equipment: $45,950 at 9.58% interest for a term expiring in April 2009, with monthly installments of $1,474 of

principal and interest; and $219,500 at 9.25% interest for a term for a term expiring in January 2010, with monthly installments of $5,515 of principal and interest, to finance the remainder of the equipment commitment. These loans are collateralized by the equipment financed.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 6 to the Financial Statements.

Related Party Transactions

Related party transactions include:

a) Directors fees and remuneration to officers

During the year ended December 31, 2006 the Company paid or accrued $80,436 (December 31, 2005 – Cdn$5,000) in consulting fees to certain independent directors.

b) Promissory note payable

For the year ended December 31, 2005 accounts payable and accrued liabilities included an amount of $15,000 which was an interest free, demand promissory note which arose from a mineral property acquisition from previous years and abandoned during 2003. The promissory note is owed to a company owned and controlled by a former officer of the Company. During the year ended December 31, 2006, $15,000 has been applied to the note bringing the current amount payable at December 31, 2006 to $Nil.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Fourth Quarter

During the fourth quarter, the Company expensed previously capitalized expenditures aggregating $2.8 million in exploration and development costs, some of which represent previously capitalized expenditures on the preliminary feasibility work and partial dismantling of the Mission South Mill, completed in connection with the Phase 4 expansion and other costs associated with the litigation brought forth by ASARCO LLC which were also previously capitalized. The expensing of these items had a significant impact on the Company's earnings in the fourth quarter.

Net earnings including non cash items in the three months ended December 31, 2006 were $794,749, 80% lower than in the quarter ended September 30, 2006, on total revenue of $9,105,901, compared with total revenue of $9,864,737 in the quarter ended September 30, 2006. Net earnings decreased 80% from the prior quarter due to the expensing of previously capitalized costs incurred in connection with the partial dismantling and relocating of the concentrator facility purchased in 2005 from ASARCO LLC, which was the subject of the ASARCO bankruptcy litigation, the legal fees incurred in defense of the litigation and the expenses incurred for the updated 43-101 compliant pre-feasibility report prepared in connection with the alternate equipment purchased by the Company as a result of the uncertainty in the timing of the resolution of the ASARCO litigation, and due to the fact that future income tax has been booked as well as additional tax liability.

Excluding non cash items for stock based compensation expense of $439,596 ($587,230 in the three months ended September 30, 2006), accretion expense of $36,454 ($36,450 in the three months ended September 30, 2006) and amortization of $282,281 ($194,121 in the three months ended September 30, 2006), the Company recorded net earnings of $1,553,080 during the three months ended December 31, 2006, as compared to $4,725,944 in the three months ended September 30, 2006. Excluding foreign exchange loss of 250,070 ($8,222 for the three months ended September 30, 2006) , the Company recorded net earnings of $1,803,150 during the three months ended December 31, 2006, as compared to $4,717,722 in the three months ended September 30, 2006.

Mining and processing expenses at Mineral Park were $1,371,276 in the three months ended December 31, 2006 as compared to $1,568,046 in the three months ended September 30, 2006.

Administration costs were $386,640 in the three months ended December 31, 2006 a marginal decrease from $423,487 in the three months ended September 30, 2006.

Salaries, wages and benefits were $1,443,511 in the three months ended December 31, 2006 as compared to $1,598,890 in the three months ended September 30, 2006, a decrease of $155,379. After deducting the non-cash stock option compensation cost amounts described above, of $439,596 for the fourth quarter of 2006 salaries, wages and benefits costs have decreased $7,745 from the reported amount for the period ended September 30, 2006.

The Company incurred interest expense of $125,374 in the three months ended December 31, 2006 as compared to $58,832 in the three months ended September 30, 2006, on the various outstanding equipment loans in place throughout the year.

Interest income fell to $171,920 in the three months ended December 31, 2006 as compared to $222,647 in the three months ended September 30, 2006. Revenues generated by the Company from metals sales and other items generated from the leach pad during the three months ended December 31, 2006 were $9,105,901 as compared to $9,864,737 in the three months ended September 30, 2006, on the Company's total production of 2,901,787 pounds of copper for the three months ended December 31, 2006 (2,699,646 pounds for the three months ended September 30, 2006).

Production for the three months ended December 31, 2006 was 2,901,787 pounds of copper compared to 2,699,646 pounds in the three months ended September 30, 2006.

Average realized copper price during the three months ended December 31, 2006, was approximately $3.10 per pound.

None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Cash Cost and Total Cost

Cash costs of mining operations were $2,591,002 or $0.89 per pound in the fourth quarter ended December 31, 2006 compared to $2,767,666 or $1.02 per pound in Q3. The variance in cash costs results mainly from the impact of the increased production on a quarterly basis.

Critical Accounting Estimates

The Company's significant accounting policies are disclosed in the Financial Statements. The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Property Plant and Equipment

The Company's property, plant and equipment are carried at cost less the accumulated depletion and depreciation. All related costs of acquisition, exploration and development are capitalized as part of the properties. Capitalized costs prior to commencement of commercial operation include plant construction and operating costs net of revenues.

At the beginning of commercial production, net costs were charged to operations primarily on the unit-of-production method by property based upon estimated recoverable reserves. The Company regularly evaluates the carrying values of its mineral resources using various methods depending on the state of development of the property. Based on future cash flows, if it is determined that the anticipated fair value of mineral properties is less than the carrying value determined based on information and conditions at the date of assessment, a write-down to the estimated fair value is made.

The capitalized cost of mineral resources is being depleted on a unit-of-production basis. This method relies on management's estimate of the ultimate amount on recoverable reserves, an amount that is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. Equipment is depreciated or amortized using the straight-line method.

Asset Retirement Obligations

Asset retirement obligations relate to the Company's legal obligation to remove exploration equipment and other assets from its Mineral Park Mine in Arizona and to perform other site reclamation work. Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $2,087,442 at December 31, 2006 based on the expected payments of US$3,277,000 to be made primarily in 2018, discounted at a rate of 7.5% per annum.

Various laws and regulations for the protection of the environment govern the Company's activities. These laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes. The estimated costs for site clean up and reclamation are done continually as part of the Company's mining operation and supported by a bank performance bond where required by the environmental laws and regulations.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method. The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital. Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Accrual of Contingent Consideration on Acquisition of Mineral Park

As discussed above, contingent consideration is included in the acquisition of Mineral Park. Such is payable as a net profits interest based on cumulative positive cash flow of Mineral Park. To December 31, 2006, no amounts have been paid or are owing on the net profits interest nor at this point is it determinable if the amount payable will exceed the contingent consideration recognized on the initial acquisition purchase price, $568,152 at December 31, 2006.

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories*. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and Processing Costs* on the Statement of Operations. The ore on leach pads and inventories consists of amounts expected to be processed within the twelve month period ending December 31, 2007. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2006 the current ultimate recovery copper has been estimated at 70%.

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

Changes in Accounting Policies

There were no changes in accounting policies for the fiscal year ended December 31, 2006. The following accounting policies impact 2007.

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506. This Section establishes criteria for changing accounting policies, together with treatment and disclosure of changes in accounting policies and estimates and correction of errors. The Company is assessing the impact of the adoption of Section 1506 on the consolidated financial statements of the Company.

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Company is assessing the impact of the adoption of Section 1506 on the consolidated financial statements of the Company.

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050. This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The adoption of Section 3051 is not expected to have a material impact on the consolidated financial statements of the Company.

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of Section 3251 is not expected to have a material impact on the consolidated financial statements of the Company.

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The Company is assessing the impact of the adoption of Sections 3855 and 3861 on the consolidated financial statements of the Company.

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3865. This Section establishes standards for when and how hedge accounting may be applied. The adoption of Section 3865 is not expected to have a material impact on the consolidated financial statements of the Company.

Subsequent Events

Subsequent to December 31, 2006:

a) The Company received net proceeds of $112,000,000 and Cdn$23,139,600 ($21,490,248) in connection with the issuance of debt and equity securities pursuant to the Short Form Prospectus offering completed February 15, 2007. The notes that were issued under the debt component of the Short Form Prospectus (the "Notes") bear interest at the rate of 11.5% per year, payable semi-annually in arrears in equal installments on June 30 and December 31 of each year, the first payment to be made on June 30, 2007. The Notes mature on, and principal repayment is due on February 16, 2012. The Notes are direct secured obligations of the Company, ranking senior to unsecured indebtedness of the Company, if any. Upon an event of default, the Trustee under the Note Indenture will have recourse to the assets of the Company including the shares of its wholly-owned subsidiary Mercator Mineral Park Holdings Ltd. and the debt of its indirect wholly-owned subsidiary Mineral Park owed to the Company. At any time after February 15, 2010, the Company, may, at its option, redeem the Notes in whole at any time or in part from time to time, on giving not more than 60 nor less than 30 days' prior notice to the holders of the Notes, at a redemption price which is equal to $1,050 per Note plus accrued and unpaid interest to but excluding the date fixed for redemption;

b) The Company received net proceeds of Cdn$110,395 on the exercise of 822,070 incentive stock options;

c) The Company sold its Tucson mill back to ASARCO for $9 million and settled the outstanding litigation. The Federal Bankruptcy Court approved the re-sale of the Tucson mill, which became final after a response period of 10 days for creditors on March 13, 2007;

d) On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. ("Mercator Holdings") as a wholly-owned subsidiary under the laws of the Province of British Columbia.

   Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings. As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park mine located in Kingman, Arizona.

Disclosure Controls

Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings" ("MI 52-109") issued by the Canadian Securities Administrators, requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of an issuer's disclosure controls and procedures. These controls and procedures should be designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis, to allow management's review and discussion so that appropriate decisions can be made prior to the timely public disclosure of the information.

Management accepts responsibility for the reliability and timeliness of the information disclosed and confirms the existence and effectiveness of the systems of internal control that are in place to provide this assurance.

As at December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company and its subsidiaries would be made known to them on a timely basis by others within those entities.

Internal Control over Financial Reporting

MI 52-109 also requires a reporting issuer to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is a process designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

MI 52-109 also specifies that a reporting issuer must disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

Management, including the Chief Executive Officer and the Chief Financial Officer has determined that there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Risks and Uncertainties

Risk Factors

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in the Company's disclosure documents and filed with the applicable Securities Commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Mineral Park or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company's results of operations and financial condition.

Influence of Metal Prices

The Company's revenue, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's common shares, the Company's financial results, and the Company's exploration, development and mining activities may be significantly adversely affected by declines in the price of copper, molybdenum and other metals. The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world.. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations and availability of operational inputs, including labour, equipment, electricity, water, environmental compliance requirements or other production inputs. Such costs and availability will fluctuate and be adversely impacted in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to world wide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Inflation of input costs

The Company's operations are affected by the cost of commodities and goods such as electrical power, water, fuel and supplies, including tires and reagents. Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs. An increase in any of these costs may have an adverse impact on the Company's financial conditions.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment power, water or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production. There can be no assurance that the mineral resources on this or similar properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company will require other mineral reserves in the future

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 25 years from January 1, 2007. The Company is undertaking exploration at the Mineral Park Mine but there is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company

The Company plans to focus on the expansion of the Mineral Park Mine and will require additional financing to achieve such expansion. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

The Company's operations will require further capital

The mining, processing, development and exploration of the Mineral Park Mine and any other properties which the Company may acquire, will require substantial additional financing. The availability of equity funding to the Company depends upon investor interest in the mining sector in general, and in the Company's ability to complete and successfully exploit the Phase 4 development at Mineral Park. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Debt financing will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Financing Risks

The Company has only recently begun to generate positive net income from its current heap leach operations since the property was acquired in June 2003, and there is no assurance that the Company will continue to generate positive net income from its current operations. The continuation of mining operations will require additional financing. The further development and exploration of the Mineral Park property depends upon the Company's profitability and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets for base metals may make it difficult or impossible for the Company to obtain debt financing or equity financing on favorable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone the commencement of mining operations or reduce or terminate some or all of its operations.

Capitalization and Commercial Viability

The Company will require additional funds to further explore, develop and mine its properties. The Company has limited financial resources, and there is no assurance that additional funding will be available to the Company for exploration or for the substantial capital that is typically required in order to place a property into commercial production. Additional expansion at the Mineral Park Mine and continued exploration and development will be subject to the Company realizing sufficient net income to fund the expansion or raising additional funds. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Prior to 2005, the Company has realized recurring operating losses to date. The ability of the Company to operate as a going concern is dependent on the Company obtaining necessary funds and to continue profitable operations generated in 2005 and 2006, of which there can be no assurance.

The Company's Share Price is Volatile.

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company's exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Stock Exchange suggests the Company's shares will continue to be volatile. The price of the Company's shares has ranged between approximately Cdn$0.15 and Cdn$3.74 in the last 3 years since the acquisition of the Mineral Park Mine.

History of Earnings

The current and previous year have proven profitable for the Company. The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company's future dividend policy will be determined by its directors.

The Company currently depends on a single property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, The Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Title Matters

The Mineral Resources on the Mineral Park Property are all located on patented ground and the Company has obtained a title report confirming that Mineral Park Inc. has title insurance for the land comprising the Mineral Park Mine. However, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties. Although the Company has attempted to acquire satisfactory title to its undeveloped property it does not, in accordance with mining industry practice, generally obtain title opinions or title insurance until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

Regardless of the foregoing, there is no guarantee of title to any of the Company's properties. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Permits, Licenses and Approvals

The Company's operations require licenses, permits and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expansion of the Mineral Park Mine. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Compliance with Environmental and Government Regulation

The Company's operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company's knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company does not insure against all risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. MPI received approval of its reclamation plan in August 1997, and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in the United States where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government regulation may adversely affect the Company

The Company's mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars. The Company's operations in the U.S.A. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company's ability to suitably develop its properties. The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company's financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. The Company's level of indebtedness could have important consequences for its operations, including:

- The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

- The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and

- The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company's directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company's interests. Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development, now and in the future, will depend on the efforts of its key management figures, such as Michael L. Surratt. The loss of Michael L. Surratt could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies which the Company competes with for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Mercator Minerals Ltd.
Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in US Dollars)



BDO Dunwoody LLP
Chartered Accountants and Advisors

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
Mercator Minerals Ltd.

We have audited the Consolidated Balance Sheets of Mercator Minerals Ltd. as at December 31, 2005 and 2004 and the Consolidated Statements of Deficit, Operations and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
February 13, 2006

Mercator Minerals Ltd.
Consolidated Balance Sheets
Stated in US Dollars

	December 31, 2005	December 31, 2004
	$	$
Current Assets		
Cash	1,899,773	1,546,738
Accounts receivable	406,149	401,605
Prepaid expenses	123,162	81,987
Inventories (Note 2)	3,318,955	-
Total Current Assets	5,748,039	2,030,330
Property, plant and equipment (Note 5)	12,209,584	2,544,300
Land reclamation bond (Note 4)	1,376,170	1,346,822
Environmental bond (Note 3)	1,420,646	1,246,666
Total Assets	20,754,439	7,168,118
Current Liabilities		
Accounts payable and accrued liabilities	966,818	1,224,203
Current portion - equipment loan (Note 10)	525,874	23,480
Total Current Liabilities	1,492,692	1,247,683
Long Term Liabilities		
Equipment loan (Note 10)	2,227,082	29,155
Promissory note (Note 9)	-	1,999,758
Asset retirement obligation (Note 12)	1,941,638	1,805,688
Net proceeds interest liability (Note 6)	568,152	568,152
Total Liabilities	6,229,564	5,650,436
Shareholders' equity		
Share Capital (Note 7)		
Authorized - Unlimited common shares, no par value		
Issued - 45,137,675 (2004 – 22,598,077) common shares	20,456,890	8,311,344
Contributed Surplus (Note 8)	803,920	300,950
Deficit	(6,735,935)	(7,095,112)
Total Shareholders' Equity	14,524,875	1,517,182
Total Liabilities and Shareholders' Equity	20,754,439	7,168,118

/s/ *"Ronald Earl Vankougnett"*   /S/ *"Michael D. Lindeman"*

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.

Consolidated Statements of Deficit
(Stated in US Dollars)

	December 31, 2005	December 31, 2004
	$	$
Deficit, beginning of the year	(7,095,112)	(6,563,896)
Net income (loss) for the year	359,177	(531,216)
Deficit, end of the year	(6,735,935)	(7,095,112)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Operations
(Stated in US Dollars)

For the year ended	December 31, 2005	December 31, 2004
Revenue	$	$
Copper sales	10,733,073	3,819,361
Sale of landscaping materials	536,908	379,310
	11,269,981	4,198,671
Costs and expenses		
Mining and Processing	5,729,253	2,647,162
Administration	1,007,947	609,935
Amortization of property, plant and equipment	126,850	16,319
Salaries, wages and benefits including stock based compensation of $502,970 (2004 - $246,010) (Note 8)	2,985,061	1,331,926
Exploration and development	631,890	-
Accretion expense (Note 12)	135,950	126,169
Interest income	(115,059)	(96,355)
Interest on long-term liabilities	229,916	227,280
	10,731,808	4,862,436
Income (loss) from operations	538,173	(663,765)
Foreign exchange (loss) gain	(178,996)	132,549
Net income (loss) for the year	359,177	(531,216)
Earnings (loss) per share – basic and diluted	$0.01	($0.03)
Weighted average shares outstanding - basic	37,867,149	17,428,077
Weighted average shares outstanding - diluted	46,344,969	17,428,077

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Cash Flows
(Stated in US Dollars)

For the year ended	December 31, 2005	December 31, 2004
Cash provided by (used in)	$	$
Operating activities		
Net income (loss) for the year	359,177	(531,216)
Items not involving cash		
Amortization of property, plant and equipment	126,850	16,319
Accretion expense	135,950	126,169
Stock-based compensation	502,970	246,010
Interest on bonds	(71,328)	(81,245)
		-
Change in assets and liabilities		
Accounts receivable	(4,544)	(67,946)
Prepaid expenses	(41,175)	3,000
Inventories	(1,333,718)	-
Accounts payable and accrued liabilities	(257,385)	30,176
	(583,203)	(258,733)
Financing activities		
Promissory note proceeds (repayment)	(1,999,758)	1,125,195
Share capital and subscriptions received, net	12,145,046	3,138,396
Equipment Loan repayment	(299,679)	(16,260)
Equipment Loan financing	3,000,000	65,040
	12,845,609	4,312,371
Investing activities		
Acquisition of property, plant and equipment	(11,777,371)	(2,489,673)
Environmental bond and reclamation deposits	(132,000)	(132,000)
	(11,909,371)	(2,621,673)
Increase in cash	353,035	1,431,965
Cash, beginning of year	1,546,738	114,773
Cash, end of year	1,899,773	1,546,738
Supplemental Information		
Interest Paid	229,916	227,544
Taxes Paid	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Principles of Accounting

These financial statements are presented in accordance with Canadian generally accepted accounting principles and are stated in United States dollars. Comparative figures for the year ended December 31, 2004 (previously reported in Canadian dollars) have been restated in United States dollars.

Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2005 US $1 : CDN $1.1659 CDN $(1.2214)
December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Mineral Park, Inc. (subsequent to June 24, 2003 - the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Cash

The Company considers cash to include amounts held in banks. The Company places its cash with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits. Cash includes $388,473 (2004 - $62,289) denominated in Canadian currency.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the units of production and straight-line basis as follows:

Mining equipment -	Units of production
Automotive & office equipment -	Straight-line over 3 years
Piping, tank and emitters -	Units of production
Leach pad -	Units of production
Lab equipment –	Units of production

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories.* Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and Processing Costs* on the Statement of Operations. The ore on leach pads and inventories consists of amounts expected to be processed within the twelve month period ending December 31, 2006. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2005 the current ultimate recovery copper has been estimated at 70%.

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Significant estimates and assumptions include, amongst other things, those related to the ability of the Company to continue as a going concern, asset retirement obligations, stock-based compensation, inventories, and property, plant and equipment.

Revenue Recognition

The Company recognizes revenue when the price is determinable, title has been transferred to the customer and collection of the sales price is reasonably assured.

Foreign Currency Translation and Transactions

Effective January 15, 2005, the functional currency of the Company was changed from the Canadian dollar to the United States dollar. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars upon the commencement of commercial production of the Company's leach pad. The change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates.

Transactions denominated in currencies other than the functional currency are recorded in the functional currency using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in Canadian dollars are translated at the rate of exchange prevailing at the balance sheet date. Exchange gains and losses arising there from are included in the Statement of Operations for the period.

The financial information as at December 31, 2004 has been restated as if the US dollar had been used as the reporting currency during those periods.

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations in the period of sale.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis. The amount of the impairment loss is determined as the amount by which the long-lived assets' carrying value exceeds its estimated fair value. No writedowns were determined to be necessary in 2005 and 2004.

Stated in US Dollars

Future Income Taxes

The Company accounts for income taxes using the liability method. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.

The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated amount more likely than not to be realized. Although the Company has tax loss carryforwards, there is uncertainty as to utilization of the losses prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

Earnings per Share

Basic earning (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2005	2004
Numerator		
Net income (loss) for the year	$ 359,177	$ (531,216)
Net income (loss) available to common shareholders	$ 359,177	$ (531,216)
Denominator		
Weighted average shares outstanding-basic	37,867,149	17,428,077
Effect of dilutive securities – warrants	5,283,853	
Effect of dilutive securities – stock options	3,193,967	-
Denominator for diluted EPS	46,344,969	17,428,077

Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States. The Company has determined that it operates in one reporting segment. All revenue, inventory and long-term assets in 2005 and 2004 was related to the reporting segment in the United States.

During the year ended December 31, 2005, 100% (2004 – 94%) of the revenue of the Company was earned from one customer. The balance due from this customer at December 31, 2005 was $369,214 (2004 - $322,886)

Financial Instruments

Financial instruments include cash, accounts receivables, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loan, promissory note payable, asset retirement obligation and net proceeds interest liability. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values approximate carrying values for these financial instruments because of the immediate or short-term maturity of these financial instruments. The fair value of the environmental and land reclamation bonds, equipment loan, promissory note payable, asset retirement obligation, and net proceeds interest liability approximate carrying value because the stated interest rates reflect recent market conditions or because the rates are variable in nature.

Stock Based Compensation

The Company has a stock option plan as described in Note 7. The fair value of stock options granted is recognized as a charge to salary and wages expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See Note 8 for details of assumptions used in the calculations.

Asset Retirement Obligations

The Company follows the recommendation of the Canadian Institute of Chartered Accountants ("CICA") Section 3110, "Asset Retirement Obligations". The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology. In subsequent periods, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement of fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company's estimate of its ultimate reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Deferred Stripping Costs

The costs of removing overburden and waste materials ("stripping costs") after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred. (Note 5)

Stated in US Dollars

1. Nature of Business

Mercator Minerals Ltd. (the "Company") and its wholly-owned subsidiary Mineral Park, Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. The deficit to June 24, 2003 was accumulated during the development stage when copper extraction and sales commenced upon the acquisition of Mineral Park, Inc. ("Mineral Park Mine"). As of January 15, 2005, the Company's principal asset, the Mineral Park Mine, reached commencement of commercial production.

The Company's continued existence as a going concern is dependent upon its ability to continue profitable operations first generated in 2005 at its Mineral Park Mine. Management continues to pursue efforts to diversify the Company's resource property holdings through acquisition and merger opportunities. Although there are no assurances that profitable operations will continue management believes the Company will be able to continue operations in the future.

2. Inventories

	2005	2004
	$	$
Ore on Leach pad	3,050,975	-
In-process inventory	205,079	-
Supplies	62,901	-
	3,318,955	-

3. Environmental Bond

The Aquifer Protection Permit and underlying bond ("APP Bond") is a requirement by the State of Arizona. Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in the financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company's acquisition of the Mineral Park Mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At December 31, 2005 the fund totals $1,420,646 (December 31, 2004 -$1,246,666).

4. Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,376,170 at December 31, 2005 (December 31, 2004 - $1,346,822). This balance is restricted and not available to the Company for working capital needs.

Stated in US Dollars

5. Property Plant and Equipment

	2005 Cost	2005 Accumulated amortization	2005 Net book value	2004 Cost	2004 Accumulated amortization	2004 Net book value
	$	$	$	$	$	$
Automotive and Office Equipment	246,400	73,112	173,288	70,180	12,081	58,099
Mining Equipment	4,606,882	39,761	4,567,121	28,192	369	27,323
Piping and tanks	534,722	15,812	518,910	185,705	2,766	182,939
Leach Pad	269,353	11,786	257,567	249,678	659	249,019
Lab Equipment	66,010	2,698	63,312	41,627	444	41,183
Deferred stripping *	-	-	-	1,985,237	-	1,985,237
Captial projects in process **	6,629,386	-	6,629,386	-	-	-
	12,352,753	143,169	12,209,584	2,560,619	16,319	2,544,300

* During 2004 the Company commenced the construction of its leach pad for future leaching production. As at December 31, 2004 the leach pad was not complete (had not reached commercial levels of production) and therefore no amortization was taken. Deferred stripping costs were comprised of mining costs incurred related to the removal of ore and waste rock associated with the construction at the leach pad. The leach pad reached commercial levels of production on January 15, 2005 and deferred stripping costs were reclassified as inventories.

** In addition to assets placed in service, the Company has capital projects in process not yet in use as detailed below:

	2005	2004
	$	$
Equipment Purchase	354,345	-
Capital Projects	25,138	-
Process Mill	6,000,000	-
Rectifier	249,903	-
	6,629,386	-

The process mill was purchased in July, 2005 and is located at the Mission Complex south of Tucson, Arizona. Equipment purchase represents a Komatsu WA-900 loading unit and the rectifier will expand production capacity.

6. Acquisition of Mineral Park Mine

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Equatorial Mineral Park, Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. ("EMNA"). Under the terms of the acquisition agreement, the Company acquired all the issued and outstanding common shares of EMP for consideration of 4,612,175 common shares at price of $0.15 per common share. Under the Acquisition Agreement $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest ("NPI") in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses,

Stated in US Dollars

Acquisition of Mineral Park Mine - continued

as defined in the agreement. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. No additional amounts have been accrued as additional purchase price and no payments have been made. Such contingent consideration in excess of the amount recognized will be recognized in future periods as a mineral property cost when it becomes likely that payments on the NPI will occur. As at December 31, 2005 and 2004 it was indeterminable as to when cumulative revenue less cumulative cash operating expenses would result in positive cash flow.

7. Share Capital

Authorized

Unlimited Common Shares

Issued

i. Common Shares Issued and Outstanding

Issued Common Shares

	2005		2004	
	Number of Shares	Amount	Number of Shares	Amount
		$		$
Balance, beginning of the year	22,598,077	8,311,844	12,717,767	5,173,448
Issued during the period for cash on:				
Private Placement net of share issue costs of $1,056,150 (2004 - $303,223)	20,000,000	11,037,100	9,847,810	3,134,646
Exercise of warrants	2,373,348	1,075,642	-	-
Exercise of stock options	166,250	32,304	32,500	3,750
Balance, end of year	45,137,675	20,456,890	22,598,077	8,311,844

On April 25, 2005, the Company issued 20,000,000 units by way of a private placement for gross proceeds of $12,093,250 (CDN $15,000,000). Each unit consisted of one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN $1.00 for one whole warrant (two half warrants) for an 18-month period, provided, however, that if, at any time following expiry of the hold period, the closing price of the Company's common shares on the TSX is greater than CDN $1.50 for 20 or more consecutive business days, the Company may give notice to the holders of the warrants that the expiry date for exercise of the warrants has been accelerated and the warrants will expire on the 20th business day following the date of such notice. The Company incurred a 7% cash commission of $853,659 (CDN $1,050,000) and $202,491 (CDN $249,065) in share issuance costs in connection with the financing. Additionally the Company issued 1,400,000 agent warrants as an additional commission, entitling the holder to purchase one common share at an exercise price of CDN $0.75 for an 18-month period.

On November 16, 2004 the Company issued 5,170,000 units by way of a private placement for gross proceeds of $2,120,546 (CDN $2,585,000). Each unit consisted of one common share

Stated in US Dollars

Common Shares Issued and Outstanding - continued

and one half warrant entitling the holder to purchase one common share at an exercise price of CDN $0.70 for one whole warrant (two half-warrants) a two-year period. The Company incurred $220,277 (CDN $262,129) in cash issuance costs associated with the above private placement. Additionally the Company issued 413,600 agent warrants to the independent agent in connection with the above noted private placement entitling the holder to purchase one unit at an exercise price of CDN $0.50. Each agent's warrant unit consists of one common share and one half-warrant entitling the holder to purchase one common share at an exercise price of CDN $0.70 for one whole warrant (two half-warrants) for a two-year period. No value was assigned to the warrants granted to the agents in connection with the private placement.

On March 29, 2004, the Company issued 679,210 units by way of a private placement for gross proceeds of $207,354 (CDN $278,476). Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of CDN $0.55 for a one-year period.

On February 23, 2004, the Company issued 3,750,000 units by way of a private placement for gross proceeds of $1,109,969 (CDN $1,500,000). Each unit consisted of one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN $0.55 for one whole warrant (two half warrants) for a two-year period. The Company incurred $82,946 (CDN $107,830) in cash issuance costs associated with this private placement.

On February 23, 2004, the Company also issued 100,000 units as a corporate finance fee to an independent agent in connection with the above noted private placement. Each unit consisted of one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN$0.55 for one whole warrant (two half-warrants) for a two-year period. The Company also issued 148,600 units as a partial payment of the commission to be paid to the independent agent in connection with the above noted private placement. Each unit consisted of one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN$0.55 for one whole warrant (two half-warrants) for a two-year period. At the agreement date the market value of 248,600 units was approximately $102,366 (CDN$136,730), representing the market value of the shares at the agreement date, no value was assigned to the warrants granted to the agents in connection with the private placement. Additionally the Company issued 450,000 agent warrants as a corporate finance fee, entitling the holder to purchase one common share at an exercise price of CDN $0.55 for a two-year period.

ii. Warrants

The following table summarizes the number of fully exercisable warrant transactions during 2005 and 2004:

Stated in US Dollars

Warrants - continued

	Number	Weighted Average Execise Price $Cdn
Balance, January 1, 2004	-	-
Issued	6,127,110	0.61
Balance, December 31, 2004	6,127,110	0.61
Issued	11,400,000	0.97
Exercised	(2,373,348)	0.55
Issued upon exercise of warrant*	91,750	0.70
Balance, December 31, 2005	15,245,512	0.89

A summary of the warrants outstanding at December 31, 2005 was as follows:

Number	Exercise Price $Cdn	Expiry Date
938,662	0.55	February 23, 2006
2,585,000	0.70	November 16, 2006
230,100	0.50	November 16, 2006 (agent unit warrants)*
91,750	0.70	November 16, 2006 *
10,000,000	1.00	October 25, 2006
1,400,000	0.75	October 25, 2006
15,245,512		

* Upon exercise of the Agent unit warrants the holder receives one common share and one half warrant entitling the holder to purchase one common share at an exercise price of $0.70 for one whole warrant (two half-warrants) for a two year period. During the year ended December 31, 2005 183,500 of the Agent warrants were exercised and as at December 31, 2005 the 183,500 one half warrants (91,750 full warrants) issued upon exercising the Agent warrants were outstanding.

Subsequent to December 31, 2005, 1,316,912 warrants with an weighted average exercise price of CDN$0.62 were exercised for proceeds of $715,036 (CDN$820,802)

Stated in US Dollars

iii. Options

The Company has a Stock Option Plan ("the Plan") for directors, officers and employees. The maximum number of common shares to be issued under the Plan reserved for issuance as at December 31, 2005, was 4,404,335 provided that the Company cannot have at any given time more than 10% of its issued shares under option under the Plan.

At the annual general meeting of the shareholders held June 30, 2005, the shareholders approved the amendment of the Plan to a rolling 10% plan from the previously approved fixed plan ceiling. The maximum number of common shares to be issued under the Plan is 10% of the Company's issued and outstanding share capital as at the date of grant. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options vest 25% immediately and 12.5% each quarter subsequent to the issuance date. The exercise price is the fair market value of the Company's common shares at the grant date.

The following table summarizes, for the years presented, stock option transactions and the weighted average exercise prices thereof:

* The weighted average fair value of options granted during 2005 was CDN $0.47 (2004 – CDN $0.41) based on the Black-Scholes option pricing model using weighted average assumptions, as described in Note 8.

A summary of the stock options exercisable and outstanding at December 31, 2005 was as follows:

Issued Date	Number	Exercise Price CDN $	Expiry Date	Exercisable
September 1, 2003	1,977,500	0.15	September 1, 2008	1,977,500
February 11, 2004	80,000	0.43	February 11, 2009	80,000
July 6, 2004	1,017,260	0.40	July 6, 2009	890,103
July 6, 2004	65,000	0.30	July 6, 2009	56,875
February 1, 2005	10,000	0.51	February 1, 2010	6,250
February 8, 2005	80,000	0.56	February 8, 2010	50,000
April 1, 2005	40,000	0.60	April 1, 2010	20,000
July 22, 2005	910,000	0.65	July 22, 2010	455,000
July 22, 2005	50,000	0.65	July 22, 2008	18,750
October 18, 2005	120,000	0.85	October 18, 2010	30,000
	4,349,760			3,584,478

Subsequent to December 31, 2005 stock option activities were undertaken as follows:

Stated in US Dollars

Options - continued

- On January 4, 2006 the Company granted 100,000 stock options to employees with an exercise price of CDN $0.98 and granted 500,000 stock options to directors with an exercise price of CDN $1.00, and a term of five years.
- On January 11, 2006 the Company granted 1,150,000 options to officers and employees with an exercise price of CDN $1.00, and a term of five years.
- 1,700,000 options were exercised. All exercises were done under the share appreciation rights provisions and resulted in 1,441,340 shares being issued to directors, officers and employees.

iv Escrow Shares

At December 31, 2005 the Company had nil (2004 - 2,613,939) common shares held pursuant to escrow agreements. During 2005, 2,613,939 (2004 - $1,713,938) common shares were released from escrow.

8. Stock-Based Compensation

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

	2005	2004
Risk-free interest rate	3.12%	3.96%
Dividend yield	nil	nil
Expected volatility factor of the expected market price of the Company's Common shares	89%	322%
Weighted average expected life of the options (months)	60	60

For the year ended December 31, 2005, the compensation cost for stock options granted totaled $502,970 (December 31, 2004 - $246,010), which was included in the Statement of Operations and credited to contributed surplus.

9. Promissory Note

The Company arranged a line of credit effective on the closing of the acquisition of the Mineral Park Mine with an arm's length lender pursuant to which the Lender agreed to advance up to $3,000,000. The line of credit was evidenced by a promissory note issued by the Company. On April 30, 2005 the Company repaid the full amount of the promissory note payable. The Company paid $107,560 (2004 – $227,544) in interest during the year ended December 31, 2005.

Stated in US Dollars

10. Equipment Loan

	December 31, 2005	December 31, 2004
	$	$
The Company repaid the full amount of the vehicle loan during the year ended December 31, 2005.	-	52,635
Term loan bears interest at the rate of 7.5% per annum to maturity on July 12, 2010, payable monthly in installments of $60,270 which includes principal and interest. The loan is collateralized by certain mining equipment.	2,752,956	-
	2,752,956	52,635
Current portion	525,874	23,480
Long-term debt, less current portion	2,227,082	29,155

Principal repayments over the remaining term of the term loan are:

Year ending December 31,		Amount
2006	$	525,874
2007		569,120
2008		613,303
2009		660,915
2010		383,744
	$	2,752,956

Subsequent to December 31, 2005, the Company obtained a second in the amount of $219,500 to purchase a loading unit. The loan bears interest at 9.5% per annum, is payable over 48 months and is collateralized by the loading unit. Monthly combined payments of principal and interest of $5,513, commenced February 1, 2006.

11. Commitments and Contingencies

For four officers their employment agreements specify that they are entitled to severance pay upon termination based a pre-determined calculation set out in the respective agreements. As at December 31, 2005, the obligation for the severance payments, should they be terminated, was approximately $2,865,000 (December 31, 2004 - $Nil).

Subsequent to the year ended December 31, 2005, the Company was made aware that an action has been commenced against the Company for damages by a former director and officer of the Company. The Company has not yet been served in connection with this matter. Management is of the opinion that it is without merit and intends to vigorously defend the allegations. The outcome of the matter is indeterminable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Stated in US Dollars

12. Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park Mine site. The Company estimated $3,277,000 (2004 – $3,277,000) commencing in 12 (2004 -13) years would be required to complete the retirement obligations. In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2004 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2004 – 2.5%) were used. The Company's retirement obligation related to the Mineral Park Mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. The asset portion of the retirement obligation was retroactively written off in 2003, as the carrying value of the mine on acquisition was nil. As at December 31, 2005, the asset retirement obligation balance was $1,941,638 (2004 – $1,805,688).

The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, January 1, 2004	$ 1,679,521
Accretion Expense	126,167
Balance, December 31, 2004	1,805,688
Accretion Expense	135,950
Balance, December 31, 2005	$ 1,941,638

13. Related Party Transaction

Related party transactions not disclosed elsewhere in these financial statements include:

- Accounts payable and accrued liabilities include a $15,000 (December 31, 2004-$75,000) interest free, demand promissory note which arose from a mineral property acquisition from previous years and abandoned during 2003. The promissory note is owed to a company owned and controlled by an officer of the Company. During 2005, $60,000 has been applied to the note bringing the current amount payable at December 31, 2005 to $15,000.

- As at December 31, 2004 accounts receivable included $43,000 in advances to the Company's president and mine manager. These balances were fully collected during the year ended December 31, 2005.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Stated in US Dollars

14. Income Taxes

The tax effects of the temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

		2005		2004
Net operating and capital losses	$	769,300	$	972,100
Property, plant and equipment		16,700		153,100
Asset retirement obligations		660,200		613,900
Undeducted financing costs		301,800		12,900
Valuation allowance		(1,748,000)		(1,752,000)
Future tax assets (liabilities)	$	-	$	-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $57,200 (2004 - $44,400), representing the tax effect of losses which expired in the year.

The provision for income taxes differs from the amount established using the statutory income tax rate as follows:

		2005		2004
Income benefit at CDN statutory rate	$	122,500	$	(189,100)
Foreign income taxes at other than CDN statutory rate		(1,400)		800
Permanent differences		4,100		(97,200)
Non-deductible stock option compensation		171,600		73,000
Effect of reduction in statutory rate		17,100		-
Increase (decrease) in valuation allowance		(313,900)		212,500
Future income tax recovery	$	-	$	-

The Company's future tax assets include approximately $1,070,000 (2004 - $45,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2005 and December 31, 2004.

Stated in US Dollars

Income Taxes - continued

As at December 31, 2005, the Company had net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
United States - Federal	$770,000	2006 – 2025*
Canada	$1,485,000	2006 - 2015

These financial statements do not reflect the potential effect on future income taxes of the application of these losses.

*These losses consist of $362,000 of restricted loss that becomes available at $23,000 per year until 2022.

MERCATOR MINERALS LTD.
AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

This amended management's discussion and analysis for the year ended December 31, 2005, has been amended to include the disclosure required in respect of the review of the Company's disclosure controls and procedures.

This management's discussion and analysis ("MD&A") of financial position and results of operations of Mercator Minerals Ltd. together with its subsidiary (the "Company") is for the year ended December 31, 2005, with comparisons to December 31, 2004. Unless otherwise noted, all information is current to March 23, 2006, and all currency amounts are in US dollars. The discussion and analysis is intended to complement and supplement the Company's Consolidated Financial Statements and notes thereto for the year ended December 31, 2005 (the "Financial Statements") and, therefore, should be read together with the Financial Statements. These Financial Statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. (See "Risk Factors" below)

The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Financial Statements of the Company which have been prepared in accordance with Canadian GAAP. Effective January 15, 2005, the functional currency of the Company was changed from the Canadian to the United States dollar. Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars. The change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States/Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders' equity were translated at historic rates. The financial statements for the year ended December 31, 2004 have been restated to conform with the new reporting currency.

Overall Performance

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Company's principal asset is the 100% owned Mineral Park Mine ("Mineral Park"), a producing copper mine acquired from Equatorial Mining North America, Inc. ("EMNA") and located near Kingman, Arizona. The main focus of the Company is the expansion of its copper production at Mineral Park to generate cash flow to fund the Company's business plans. In 2006, the Company anticipates continuing to focus its resources and its efforts to increase production at the Mineral Park mine and the completion of the feasibility study for the Phase 4 expansion, scheduled for completion in the first half of 2006, which will evaluate the opportunity of resuming production of copper and molybdenum concentrates from Mineral Park using the 20,000 tpd mill purchased in 2005.

Significant progress was made in 2005 in strengthening the Company's balance sheet, improving operations, capitalizing on market opportunities to re-evaluate and increase mineral resources, and continuing effort to build on the Company's asset base and operational successes by evaluating growth opportunities in a robust mining environment.

During 2005, under the direction of management, the Company completed a brokered equity financing for gross proceeds of CDN$15 million, substantially strengthening the Company's liquidity and providing working capital necessary to leverage opportunities similar to the acquisition of the concentrator acquisition as they present themselves.

Managements efforts to improve operating efficiencies and production levels at Mineral Park to record levels of solvent-extraction electrowinning operations have resulted in recording a first ever profit in 2005 as well as a significant improvement in operating cash flows resulting in the ability to substantially fund development and expansion efforts internally.

Current market conditions allowed the re-evaluation of the Mineral Park ore body and the Company reported an increase in the estimated resource base at Mineral Park to 1.56 billion pounds contained copper, 482 million pounds contained molybdenum and an addition 46 million oz of contained silver, all at a 0.30% copper-equivalent cut-off grade during the year.

During 2005, management has moved the feasibility study on the Phase 4 development of the significant copper-moly resource forward. The purchase by the Company of the 20,000 ton per day concentrator in July 2005 allows the Company to fast track the construction of the Phase 4 expansion of the Mineral Park project on completion of the feasibility study. Engineering is underway to expand the concentrator to at least 30,000 tons per day and the addition of a new Moly circuit when the mill is installed at Mineral Park. Management's goal is to have the concentrator fully operational in 2007, increasing production to in excess of 50 million pounds of copper, 8 million pounds of molybdenum and 300,000 to 500,000 ounces of silver in concentrates from the substantial resources at Mineral Park.

The market price for our product continued to be remarkable last year with an increase in the quoted spot price per pound of copper from approximately $1.52 per pound at the start of the year to $2.16 per pound at year-end. We were able to take significant advantage of the increases in the market price of copper due to the fact that we are an unhedged copper producer.

On June 24, 2003, the Company completed the acquisition of Mineral Park pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 (the

"Acquisition Agreement") with EMNA owner of 100% of the issued and outstanding shares of Equatorial Mineral Park, Inc. ("EMP"), being the owner of Mineral Park. Mineral Park is located in Northwest Arizona, in Mohave County in the Wallapai mining District and comprises approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land. Current operations consist primarily of mining of new ore, leach pad construction for future leaching production and dump leaching activities with recovery of copper from leach solution using conventional solvent extraction electrowinning ("SXEW") technology. As at December 31, 2004 the leach pad had not yet achieved commercial levels of production. Such was reached in January 2005.

Under the terms of the Acquisition Agreement, the Company acquired all of the issued and outstanding common shares of EMP owned by EMNA in consideration of 4,612,175 common shares in capital stock of the Company valued at CDN $0.15 per common share and subject to a timed release escrow restriction in accordance with policies of the TSX Venture Exchange as well as the applicable statutory hold period. Upon the listing of the Company's shares on the TSX (as defined below), all of the remaining shares that were the subject of the escrow provisions were released from escrow, and were no longer subject to the statutory hold period.

Under the Acquisition Agreement EMNA transferred EMP with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $833,000 currently held in Trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general working capital, for a total of $2,753,000. The $2,753,000 will be reimbursed by an unsecured net proceeds interest ("NPI") in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement. The NPI is accounted for as contingent consideration as at the acquisition date. No payments have been made under the NPI to date.

The principal metal produced by the Company is copper. In addition revenue is generated from the sale of landscaping stone and the sale of turquoise.

Significant progress has been made during the year ended December 31, 2005. At the corporate level, the Company received net proceeds of $12.15 million upon the issuance of securities by way of private placement of equity securities and the exercise of warrants and stock options; and the Company's shares were listed for trading on the Toronto Stock Exchange (the "TSX") effective August 22, 2005. At the operations level, the Company completed the purchase of mining equipment to expand the copper output of the Mineral Park SXEW project and effective July 1, 2005, the Company took over the mining operations from the contract miner, and in August 2005, a second mining shift was commissioned. In July, the Company acquired a 20,000 ton-per-day used process mill "concentrator" and related spare parts and supplies for a total cost of $6 million (see News Release dated July 20, 2005). The acquisition of this concentrator should improve the financial returns on producing copper and molybdenum concentrates from Mercator's wholly owned Mineral Park Mine in Arizona and reduce the lead time to expanded copper and molybdenum production. The concentrator is not currently in use, and is the subject of a feasibility study on the Phase 4 development of the Mineral Park project as disclosed in the Company's continuous disclosure filings made during 2005. The Company is not able to forecast that the Phase 4 development of the Mineral Park project will achieve a positive production decision and that it will be financed. However the current markets for copper and molybdenum, and for base metals investments are encouraging.

In October 2005, two months ahead of schedule, the Company reached the Phase 1 goal of 11 million pounds of annualized copper production in the electro-winning plant at the Mineral Park Mine. The Company also ordered a rectifier to boost copper output to the Phase 2 objective of 15 million pounds of annualized copper production. At year end, the rectifier had not been received or installed. The rectifier installation was completed at March 1, 2006.

Results of a resource update for the Mineral Park mine were announced on December 13, 2005: contained copper resources increased by 16%, from 1.34 billion pounds to 1.56 billion pounds, contained molybdenum resources increased by 45% from 330 million pounds to 482 million pounds and contained silver resources of 46 million oz were reported, all at a 0.30% copper-equivalent cut-off grade.

Net earnings for the year ended December 31, 2005 were $359,177 ($0.01 per share), a significant improvement over the restated loss of $531,216 in fiscal 2004. Annual earnings were higher in 2005 due to a combination of higher copper prices, higher production, and lower per unit operating costs during 2005.

Revenue of $10,733,073 is derived from the sale of 6,300,533 million pounds of copper during fiscal 2005, compared with net revenue of $3,819,361 from the sale of 3,693,533 million pounds of copper during fiscal 2004. Total revenue for fiscal 2005 of $11,269,981, an increase of 168% over the total revenues generated for fiscal 2004 of $4,198,671, and includes income from the sale of landscaping materials.

Investing activities used $11,909,371 of cash resources during fiscal 2005, as part of the Company's expansion program and the purchase of its own mining equipment and the purchase of the used process mill "concentrator" and related spare parts and supplies. Net financing cash flow of $12,845,609 includes inflows of $12,145,046 from private placement equity financing, the exercise of stock purchase warrants and options during the year and an outflow of $1,999,758 for the re-payment of the long term liability owed to Gourley and Gourley earlier in the year. In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment.

At December 31, 2005 the Company had a strong balance sheet, with $1,899,733 in cash and cash equivalents and working capital of $4,255,347, after capital expenditures of $11,777,371 in the year. The Company continues to be positioned to finance ongoing capital projects from existing cash resources and operating cash flow in 2006.

The Company has been the operator of Mineral Park since June 24, 2003, and has generated $17,364,574 of revenue (including sales of landscaping materials) since that time. The average price for copper was above $1.68 per pound for the year ended December 31, 2005. At the time of writing the copper price was approximately $2.35 per pound. The price of this commodity is still considered by management to be favourable to the operations at Mineral Park.

Although the Company is in a favourable financial position, it will require substantial additional financial resources to complete development of Phase 4 of the Mineral Park Mine expansion announced during 2005. The availability of equity funding to the Company depends upon investor interest in the mining sector in general, and in the Company's ability to demonstrate that it has an economic mineral resource at for the Phase 4 development at Mineral Park. The copper market has remained strong through 2005. The price of copper was $1.45 per pound in December 2004 and $2.17 in December 2005 (with a high of $2.28 and low of $1.39 in 2005). The Company believes that the copper price has benefited from an increasing demand and falling inventory levels in the LME and New York Futures market warehouses.

It is not possible to forecast copper and molybdenum price trends, their impact on the feasibility study on the Phase 4 development of the Mineral Park project, or future results from operations, nor is the Company able to forecast that the Phase 4 development of the Mineral Park project will achieve a positive production decision and that it will be financed. However the current markets for copper and molybdenum, and for base metals investments are encouraging.

The Company is exposed to changes in copper prices. The Company's copper sales are recognized at the NYMEX average monthly price less graduated shipping and sales administrative discount of $03.5 for quantities under 300,000 pounds per month to $01.5 for quantities over 1,000,000 pounds per month. Given that the Company accounts for changes in copper price during the settlement period, gross copper sales will be favorably impacted in rising price markets and negatively impacted when copper prices decline.

Selected Annual Information

The following table sets forth and summarizes certain of the Company's financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian GAAP. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Company's Consolidated Financial Statements for the years ended December 31, 2005 and 2004 have been audited by BDO Dunwoody LLP and are stated in US dollars. The Company's Consolidated Financial Statements for the year ended December 31, 2003 were audited by Moen & Company Chartered Accountants and have been restated in US dollars.

Selected Consolidated Financial Information

All in US$	As of Dec. 31, 2005 and the 12 Months Then Ended	As of Dec. 31, 2004 and the 12 Months Then Ended	As of Dec. 31, 2003 and the 12 Months Then Ended
Operating Revenues	$11,269,981	$4,198,671	$1,288,332
Working Capital (Deficit)	4,255,347	782,647	(619,712)
Interest Income	115,059	96,355	10,603
Income (Loss) from Operations	538,173	(663,765)	(1,153,362)
Net Income (Loss)	359,177	(531,216)	(2,409,922)
Income (Loss) per Share – Basic and Diluted	0.01	(0.03)	(0.19)
Total Assets	20,754,439	7,168,118	2,977,682
Net Assets (Liabilities)	14,524,875	1,517,682	(1,210,270)
Total Liabilities	6,229,565	5,650,436	4,187,953
Share Capital	20,456,890	8,311,844	5,303,450
Common Shares Issued	45,137,675	22,598,077	12,717,767
Dividends Declared	-	-	-

As the Company only commenced operations at Mineral Park in June 24, 2003, variances in its quarterly and annual earnings (losses) are affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which may not be recurring each quarter. The increase in net earnings in 2005 and the decrease in losses in 2004 as compared to 2003 reflects increased revenues generated and costs associated with the operation of Mineral Park, with the costs comprising administration expenses, mining expenses, salaries wages and benefits and interest charges incurred during the period.

Results of Operations

2005 Compared to 2004

For the year ended December 31, 2005, the Company had consolidated net earnings, including non cash items, of $359,177 ($0.01 per share) on total revenue of $11,269,981, compared with a loss of $531,216 ($0.03 per share) and total revenue of $4,198,671 in the year ended December 31, 2004. Earnings increased 168% from the previous year. Excluding non cash items for stock based compensation expense of $502,970, accretion expense of $135,950 and amortization of $126,850, the Company recorded net earnings of $1,124,947. Excluding foreign exchange loss of $178,996, the Company recorded net earnings of $1,303,943.

There were no write-downs during the year ended December 31, 2005.

Mining and processing expenses at Mineral Park increased to $5,729,253 during 2005 as compared to $2,647,162 in 2004. The increase in expenses during the year ended December 31, 2005 reflects increased mining activity at Mineral Park in 2005, and the increase in the price of oil and petroleum based products utilized by the Company in its operations. With the purchase of mining equipment to expand the copper output of the Mineral Park SXEW project, effective July 1, 2005, the Company took over the mining operations from the contract miner, and in August 2005, commissioned a second mining shift. During 2005, the Company incurred exploration expense of $631,890.

Administration costs were $1,007,947 during the fiscal year ended December 31, 2005 compared to $609,935 for the year ended December 31, 2004. The increase during the year ended December 31, 2005 was attributable mainly to the fees payable in connection with the Company's listing on the TSX in the third quarter of 2005, higher transfer agent fees in connection with the exercise of warrants during the year, increased insurance and employee benefit costs associated with expanded payroll, and increased consulting and legal fees resulting from expansion and merger / acquisition activities.

Salaries, wages and benefits increased to $2,985,061 in 2005 as compared to $1,331,926 in 2004. After deducting the non-cash stock option compensation cost amounts described above, of $502,970 for 2005 and $246,010 for 2004, the Company's salaries, wages and benefits costs have increased from $1.085 million in 2004 to $2.482 million in 2005. The increase is mainly attributable to the increase in staffing levels required in connection with the mining operations which the Company took over from the mining contractor effective July 1, 2005; the commissioning of the second mining shift August 1, 2005; and, commencing the second quarter of 2005, members of management received 100% of the salaries due to them under their employment agreements, as compared to 25% during the prior year. Included in the total amount for salaries, wages and benefits were bonuses paid to management and the employees at the Mine of $402,500 as recognition for past longtime uncompensated service rendered to the Company.

The Company incurred interest expense of $229,916 during the year ended December 31, 2005 an increase from $227,280 during the corresponding period in 2004, on the amounts drawn down from the line of credit entered into with Gourley & Gourley in June 2003 (the "Note") (which Note was repaid in full and retired during the year) and the interest charges on the equipment loan with a commercial bank drawn down during the year.

Interest income rose to $115,059 during the year ended December 31, 2005 from $96,355 during the prior year reflecting higher cash balances as a result of funds received from the issuance of common shares throughout fiscal 2005 as well as increasing amounts of funds held in interest-bearing bonds for land reclamation and environmental protection as required by regulatory agencies in the United States. Revenues generated by the Company from metals sales and other items generated from the leach pad during 2005 totaled $10,733,073 on the Company's total production of 6,300,533 pounds of copper compared to revenues of $3,819,361 on the Company's total production of 3,653,933 pounds of copper in 2004.

During the year ended December 31, 2005, the Company produced and sold 6,300,533 pounds of copper at Mineral Park, compared to 3,653,933 pounds of copper during the corresponding period in 2004. Average realized copper price during the year ended December 31, 2005, was approximately $1.70 per pound.

At December 31, 2005 the Company was holding an inventory of approximately 6.5 million pounds of copper, in finished product and in-circuit copper.

None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Cash Cost and Total Cost

For the purpose of determining cash and total costs of mining operations, which are conventions used in the mining industry, the Company considers the effect of in its cost structure. Accordingly cash cost is defined by the Company as the aggregate of leaching and production costs net of landscaping material-related net benefits (sales of landscaping materials and turquoise minus their associated production costs), administration and transportation costs.

Cash costs of mining operations were $8,136,404 or $1.19 per pound in fiscal 2005. On a quarterly basis, cash costs of mining operations per pound were $1.30 in Q1; $0.91 in Q2; $1.42 in Q3 and $1.27 in Q4. The variance in cash costs results mainly from the impact of the increased production, the assumption of mining operations by the Company during the third quarter and increased costs of supplies and petroleum based products during the year on a quarterly basis.

Total costs are defined by the Company as the aggregate of cash costs (which includes leaching and production costs net of landscaping material-related net benefits, administration and transportation costs), exploration, depreciation and amortization and asset retirement accretion costs. In fiscal 2005 total mine operating costs net of development and expansion costs were $8,461,012 or $1.24 /lb. On a quarterly basis, total costs per pound were $1.35 in Q1, $0.96 In Q2, $1.47 in Q3 and $1.32 in Q4.

The following table provides a detailed unaudited breakdown of revenues and expenses for the Company's wholly owned subsidiary Mineral Park, Inc, for the fiscal year ended December 31, 2005, stated in US dollars.

Mineral Park Operating Results (Unaudited)

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Total 2005
Mineral Park Income					
Copper Sales	1,830,416	2,238,868	2,458,414	4,205,375	10,733,073
Rock & Turquoise Sales	108,380	104,218	150,270	111,795	474,664
Other Income	13,315	3,647	6,345	38,938	62,245
	1,952,111	2,346,734	2,615,029	4,356,108	11,269,981
Mineral Park Operating Expense					
Mining	753,783	112,823	588,738	892,457	2,347,801
Interest Income	8,966	(76,972)	(20,567)	(26,487)	(115,060)
Processing	638,668	718,464	878,379	1,145,940	3,381,452
Administration	81,533	186,883	181,671	216,256	666,343
Payroll Expense	208,233	491,083	526,640	1,194,784	2,420,739
	1,691,182	1,432,281	2,154,861	3,422,951	8,701,275
Development Cost	0	0	0	631,891	631,891
Interest Expense	81,790	22,719	71,102	54,304	229,916
Amortization and Accretion	59,665	73,250	74,049	55,836	262,800
	1,832,637	1,528,251	2,300,012	4,164,982	9,825,881
Mineral Park Net Income	119,473	818,483	315,017	191,126	1,444,100

Selected Quarterly Financial Information

The following tables present our unaudited quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2005 and 2004.

Net loss by quarter

	Q-1	Q-2	Q-3	Q-4
2005				
Total Revenue	$ 1,952,110	$ 2,346,764	$2,615,029	$4,356,078
Net earnings (loss)	(47,487)	98,755	118,820	189,089
Earnings (loss) per share	(0.00)	0.00	0.00	0.00

2004*				
Total Revenue	951,842	1,083,666	1,108,585	1,054,578
Net earnings (loss) as reported	(229,009)	15,095	105,833	(227,531)
Effect of change in accounting policies and prior period adjustments	(43,022)	(34,585)	(121,998)	-
Net Earnings (loss) as restated	(272,031)	(15,490)	(16,164)	(227,531)
Earnings (loss) per share as reported	(0.02)	0.00	0.01	(0.01)
Earning (loss) per share as restated	(0.02)	(0.00)	(0.00)	(0.01)

*Interim financial statements for the first 3 quarters of 2004 were restated in accordance with the changes in accounting policies adopted by the Company in 2004, in respect of the expensing of stock options and the asset retirement obligations discussed below. These changes were previously reported with the audited financial statements for the year ended December 31, 2004.

Financial Position and Liquidity

The Company's financial condition improved significantly in 2005 due to increased production and mining activity at Mineral Park in 2005, the completion of the brokered equity financing during the year, higher levels of cash balances and working capital throughout the fiscal year ended December 31, 2005. As at December 31, 2005, the Company had working capital of $4,255,347, compared to $782,647 at December 31, 2004. The most significant component of the change in working capital was the increase in inventories to $3,318,955 from nil during the prior period, due to commencement of commercial production. Other components of working capital did not appreciably change in relation total amounts recorded in the prior period.

The Company's gross copper sales are dependent on sales volumes and prevailing market prices for copper. Monthly average per-pound realized copper prices in 2005 have been the following:

January	$1.41	April	$1.47	July	$1.60	October	$1.89
February	$1.44	May	$1.45	August	$1.68	November	$2.01
March	$1.46	June	$1.61	September	$1.74	December	$2.15

The Company had a line of credit with Gourley and Gourley of $3,000,000, which was repaid during the year from the proceeds of the brokered equity financing completed in April 2005. In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment. During the year, the Company incurred finance and interest charges of $229,916 in relation to draw line of credit with Gourley and Gourley and the equipment loan.

The Company received net proceeds of $12.15 million upon the issuance of securities during the year ended December 31, 2005, from financing activities, specifically from the issuance of equity securities by way of private placement of equity securities and the exercise of warrants and stock options. Subsequent to December 31, 2005, the Company received net proceeds of $1,139,614.10 on the exercise of 1,661,162 share purchase warrants, 170,000 Agent's compensation units and 1,461,340 stock options.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received. Cash on hand at December 31, 2005 was $1,899,773. As noted above, subsequent to the year end, the Company received net proceeds of $1,139,614 on the exercise of 1,661,162 share purchase warrants, 170,000 Agent's compensation units and 1,461,340 stock options.

Property, Plant and Equipment

Net expenditures on property, plant and equipment during the fiscal year ended December 31, 2005 were $11,777,371 compared to $2,489,673 in 2004. The Company has focused its activities on Mineral Park, an operating copper mine in Arizona, conducting heap leach and mining operations. Mining operations at Mineral Park restarted in May, 2004. The 2005 expenditure was primarily related to the purchase of the used 20,000 tpd mill in July 2005 and the purchase of a mining fleet.

Outstanding Share Data

As at December 31, 2005, and March 23, 2005, there were 45,137,675 and 48,410,177 common shares issued and outstanding respectively. In addition, at December 31, 2005, there were 4,349,760 stock options outstanding with exercise prices ranging between CDN$0.15 and CDN$0.85 per share, approximately 82% of which have vested. As at December 31, 2005, there were 938,662 share purchase warrants outstanding expiring February 23, 2006, having an exercise price of CDN$0.55 per share, 10,000,000 share purchase warrants outstanding exercisable until October 25, 2006, subject to an accelerated expiration date, at an exercise price of CDN$1.00 per share; 1,400,000 agents share purchase warrants outstanding exercisable until October 25, 2006, at an exercise price of CDN$0.75 per share, expiring October 25, 2006, having an exercise price of CDN$0.70 per share and 2,585,000 share purchase warrants outstanding exercisable until November 16, 2006, having an exercise price of CDN$0.70 per share. There were also 230,100 agent's units outstanding. During the year ended December 31, 2005 183,500 agent's units were exercised. Upon exercise of the Agent units, the holder receives one common share and one half warrant entitling the holder to purchase one common share at an exercise price of CDN$0.70 for one whole warrant (two half warrants) for a two year period, expiring November 16, 2006.

Outlook

With the acquisition of Mineral Park in 2003, management is effecting changes in operations that will result in increased positive cash flow. The first steps have been completed and entail converting the method of application of leach solution from wobblers (sprinkler heads) to emitters (drip application) substantially reducing evaporative water losses and associated pumping costs and the expansion of the SX plant capacity from 6,000 gpm to 7,000 gpm, which will result in increased flows and plant efficiencies. In July 2005, the Company assumed mining operations from the contract miner, and in August 2005, a second mining shift was commissioned. In July, the Company acquired a 20,000 ton-per-day used process mill "concentrator" and related spare parts and supplies for a total cost of $6 million (see News Release dated July 20, 2005). The acquisition of this concentrator should improve the financial returns on producing copper and molybdenum concentrates from Mercator's wholly owned Mineral Park Mine in Arizona and reduce the lead time to expanded copper and molybdenum production.

In October 2005, two months ahead of schedule, the Company achieved the Phase 1 goal of 11 million pounds of annualized copper production in the electro-winning plant at the Mineral Park Mine. The Company also ordered a rectifier to boost copper output to the Phase 2 objective of 15 million pounds of annualized copper production.

Installation of the rectifier and related equipment was completed at the end of February 2006, and the Company expects to increase production to an annualized rate of 15 million pounds per annum during the year.

Summary of contractual obligations and maturities:

Table of Commitments

	Payments due by period (US000's)		
	2006	2007-2008	2009-2010
APP Bond payment (a)	$ 132	$ 264	$ 264
Operating lease payments (b)	-	-	-
Contingent royalty payments (c)	-	-	-
Equipment finance payments (d)	$ 525	1,182	1,044
	$ 687	$1,446	$1,308

a) Quarterly payments of US$33,000 deposited to bond potential aquifer damage caused by operations at the Mineral Park Mine.
b) Includes existing leases without extensions;
c) Royalty payments on the Mineral Park operations. Under the Acquisition Agreement the Company acquired from Equatorial the Mineral Park Mine reclamation bond, the Aquifer Protection Bond and general working capital (accounts receivable and prepaid expenses), for a total of $2,753,000. Under the Acquisition Agreement the $2,753,000 will be reimbursed to the vendor by an unsecured NPI in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined

in the agreement. At December 31, 2005, it is indeterminable when, or if, such payments will be made.

d) In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 6 to the Financial Statements.

Related Party Transactions

Related party transactions include:

a) Directors fees and remuneration to officers

During the year ended December 31, 2005 the Company paid or accrued CDN$10,584 (December 31, 2004 – $Nil) in consulting fees to certain independent directors.

b) Promissory note payable

Accounts payable and accrued liabilities include a $15,000 (December 31, 2004- $75,000) interest free, demand promissory note which arose from a mineral property acquisition from previous years and abandoned during 2003. The promissory note is owed to a company owned and controlled by a former officer of the Company. During 2005, $60,000 has been applied to the note bringing the current amount payable at December 31, 2005 to $15,000.

c) Loans made by the Company

As at December 31, 2004 accounts receivable included $43,000 in advances to the Company's president and mine manager. These balances were fully collected during the year ended December 31, 2005.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Fourth Quarter

Net earnings including non cash items in the three months ended December 31, 2005 were $189,088, 60% higher than in the quarter ended September 30, 2005, on total revenue of $4,356,078, compared with total revenue of $2,315,029 in the quarter ended September 30, 2005. Net earnings increased 59% from the prior quarter. Excluding non cash items for stock based compensation expense of $278,888 ($74,471 in the three months ended September 30, 2005), accretion expense of $33,908 ($33,908 in the three months ended

September 30, 2005) and amortization of $21,928 ($40,141 in the three months ended September 30, 2005), the Company recorded net earnings of $523,812 during the three months ended December 31, 2005, as compared to $267,340 in the three months ended September 30, 2005. Excluding foreign exchange loss of $192, the Company recorded net earnings of $524,004.

Mining and processing expenses at Mineral Park were $1,983,731 in the three months ended December 31, 2005 as compared to $1,468,852 in the three months ended September 30, 2005. The increase in expenses reflects increased mining activity at Mineral Park and the increase in the price of oil and petroleum based products utilized by the Company in its operations.

Administration costs were $453,584 in the three months ended December 31, 2005 as compared to $226,129 in the three months ended September 30, 2005. The increase over the preceding quarter was attributable mainly to increases in insurance costs and taxes.

Salaries, wages and benefits were $997,451 in the three months ended December 31, 2005 as compared to $687,911 in the three months ended September 30, 2005. After deducting the non-cash stock option compensation cost amounts described above, of $278,888 for the fourth quarter of 2005 salaries, wages and benefits costs have increased $30,000 over the reported amount for the period ended September 30, 2005.

The Company incurred interest expense of $54,305 in the three months ended December 31, 2005 as compared to $71,102 in the three months ended September 30, 2005, on the equipment loan with a commercial bank drawn down during the year.

Interest income rose to $26,486 in the three months ended December 31, 2005 as compared to $20,567 in the three months ended September 30, 2005. Revenues generated by the Company from metals sales and other items generated from the leach pad during the three months ended December 31, 2005 were $3,819,200 as compared to $2,615,029 in the three months ended September 30, 2005, on the Company's total production of 2,088,183 pounds of copper for the three months ended December 31, 2005 (1,460,964 pounds for the three months ended September 30, 2005).

Production for the three months ended December 31, 2005 was 2,088,183 pounds of copper compared to 1,460,964 pounds in the three months ended September 30, 2005. Average realized copper price during the three months ended December 31, 2005, was approximately $2.02 per pound.

None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Cash Cost and Total Cost

Cash costs of mining operations were $2,823,811 or $1.27 per pound in the fourth quarter ended December 31, 2005 compared to $2,246,530 or $1.42 in Q3. The variance in cash costs results mainly from the impact of the increased production on a quarterly basis.

Critical Accounting Estimates

The Company's significant accounting policies are disclosed in the Financial Statements. The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Property Plant and Equipment

The Company's property, plant and equipment are carried at cost less the accumulated depletion and depreciation. All related costs of acquisition, exploration and development are capitalized as part of the properties. Capitalized costs prior to commencement of commercial operation include plant construction and operating costs net of revenues.

At the beginning of commercial production, net costs were charged to operations primarily on the unit-of-production method by property based upon estimated recoverable reserves. The Company regularly evaluates the carrying values of its mineral resources using various methods depending on the state of development of the property. Based on future cash flows, if it is determined that the anticipated fair value of mineral properties is less than the carrying value determined based on information and conditions at the date of assessment, a write-down to the estimated fair value is made.

The capitalized cost of mineral resources is being depleted on a unit-of-production basis. This method relies on management's estimate of the ultimate amount on recoverable reserves, an amount that is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. Equipment is depreciated or amortized using the straight-line method.

Asset Retirement Obligations

Asset retirement obligations relate to the Company's legal obligation to remove exploration equipment and other assets from its Mineral Park Mine in Arizona and to perform other site reclamation work. Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $1,941,638 at December 31, 2005 based on the expected payments of US$3,277,000 to be made primarily in 2018, discounted at a rate of 7.5% per annum.

Various laws and regulations for the protection of the environment govern the Company's activities. These laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes. The estimated costs for site clean up and reclamation are done continually as part of the Company's mining operation and supported by a bank performance bond where required by the environmental laws and regulations.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method. The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital. Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Accrual of Contingent Consideration on Acquisition of Mineral Park

As discussed above, contingent consideration is included in the acquisition of Mineral Park. Such is payable as a net profits interest based on cumulative positive cash flow of Mineral Park. To December 31, 2005, no amounts have been paid or are owing on the net profits interest nor at this point is it determinable if the amount payable will exceed the contingent consideration recognized on the initial acquisition purchase price, $568,152 at December 31, 2005.

Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories*. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and*

Processing Costs on the Statement of Operations. The ore on leach pads and inventories consists of amounts expected to be processed within the twelve month period ending December 31, 2006. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2005 the current ultimate recovery copper has been estimated at 70%.

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product.. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the, stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

Changes in Accounting Policies

Expensing of Stock Options

During 2004, the Company adopted new accounting standards for stock-based compensation and asset retirement obligations that impacted its financial results for 2004. The effect of these changes, are described below. Readers are referred to Note 2 of the Company's 2004 consolidated financial statements for further detail.

Effective January 1, 2004, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3870, "Stock-based compensation and other stock based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

Asset retirement obligations

Also, effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" (ARO) which establishes guidelines for future site reclamation cost. In prior years, the Company accrued for estimated future site restoration costs through direct charges to earnings as liabilities were incurred. Our restoration obligations are funded through various bonds required by regulatory authorities totaling $2,796,816 at December 31, 2005.

The accounting recommendation requires the Company to initially recognize the future site reclamation costs at its fair value, using the present value method, in the period in which it is incurred. Additions to the reclamation accrual are accreted annually until the end of the estimated life of each mine site. The additional accrual required upon adopting this recommendation was recognized as an adjustment to the purchase price allocation made in 2003 upon acquisition of our subsidiary. The additional accreted amount is expensed annually in the Statement of Operations and Deficit. The liability portion of the ARO is set up by the initial amount plus the annual accretion as the offsetting entry recognizing future site reclamation cost until the end of the life of the mine. Adjustments to the ARO are made when actual reclamation expenditures occur. The ultimate cost to complete the future site reclamation work is reviewed from time to time to maintain a reasonable future cost of reclamation. Inherently, the asset retirement obligation requires management to make significant estimates and assumptions. Actual results could materially differ from these estimates. Any changes in estimates will be treated prospectively in our financial statements.

Subsequent Events

Subsequent to December 31, 2005:

a) The Company received net proceeds of $1,139,614 on the exercise of 1,661,162 share purchase warrants, 170,000 Agent's compensation units and 1,461,340 stock options. All but 5,000 of the share purchase warrants issued in connection with the Short Form Offering Document dated February 23, 2004 were exercised. 5,000 of these share purchase warrants expired unexercised;

b) The Company completed the installation of rectifier and related equipment required to boost copper output to the Phase 2 objective of 15 million pounds of annualized copper production.

c) Subsequent to the year ended December 31, 2005, the Company was made aware that an action has been commenced against the Company for damages by a former director and officer of the Company. The Company has not yet been served in connection with this matter. Management is of the opinion that it is without merit and intends to vigorously defend the allegations. The outcome of the matter is indeterminable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Disclosure Controls

Management accepts responsibility for the reliability and timeliness of the information disclosed and confirms the existence and effectiveness of the systems of internal control that are in place to provide this assurance.

As at December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company and its subsidiaries would be made known to them on a timely basis by others within those entities.

Risks and Uncertainties

Risk Factors

Resources

The reserve and resource figures disclosed in the Company's disclosure documents and filed with the applicable Securities Commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company's results of operations and financial condition.

Influence of Metal Prices

The Company's revenue, if any, will be derived from mining and subsequent sale of copper and other metals. The value and price of the Company's common shares, the Company's financial results, and the Company's exploration, development and mining activities may be significantly adversely affected by declines in the price of copper and other metals. The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world.. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper and other metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Reserve calculations and life-of-mine plans using significantly lower copper and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.

Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company's control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to world wide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Inflation of input costs

The Company's operations are affected by the cost of commodities and goods such as electrical power, fuel and supplies, including tires and reagents. Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs. An increase in any of these costs may have an adverse impact on the Company's financial conditions.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production. There can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company will require other mineral reserves in the future

Because mines have limited lives based on proven and probable mineral reserves, the Comp any will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 23 years from January 1, 2006. The Company is undertaking exploration at the Mineral Park Mine but there is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company

The Company plans to focus on the expansion of the Mineral Park Mine and will require additional financing to achieve such expansion. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which would result in a substantial dilution of the present equity interests of the Company's shareholders.

The Company's operations will require further capital

The mining, processing, development and exploration of the Mineral Park Mine and any other properties which the Company may acquire, will require substantial additional financing. Specifically, significant financing will be required to implement of the Mineral Park Mine expansion announced by the Company during 2005. The availability of equity funding to the Company depends upon investor interest in the mining sector in general, and in the Company's ability to demonstrate that it has an economic mineral resource at for the Phase 4 development at Mineral Park. Failure to obtain sufficient financing may result in delaying or indefinite postponement of Phase 4 of the Mineral Park Mine expansion. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Debt financing will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Financing Risks

The Company has not generated significant positive net income from its current heap leach operations since the property was acquired in June 2003, and there is no assurance that the Company will continue to generate positive net income from its current operations. The continuation of mining operations will require additional financing. The further development and exploration of the Mineral Park property depends upon the Company's ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets for base metals may make it difficult or impossible for the Company to obtain debt financing or equity financing on favorable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone the commencement of mining operations or reduce or terminate some or all of its operations.

Capitalization and Commercial Viability

The Company will require additional funds to further explore, develop and mine its properties. The Company has limited financial resources, and there is no assurance that additional funding will be available to the Company for exploration or for the substantial capital that is typically required in order to place a property into commercial production. Additional expansion at the Mineral Park Mine and continued exploration and development will be subject to the Company realizing sufficient net income to fund the expansion or raising additional funds. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Prior to 2005, the Company has realized recurring operating losses to date. The ability of the Company to operate as a going concern is dependent on the Company obtaining necessary funds and to continue profitable operations generated in 2005, of which there can be no assurance.

The Company's Share Price is Volatile.

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company's exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Stock Exchange suggests the Company's shares will continue to be volatile. The price of the Company's shares has ranged between approximately Cdn$0.15 and Cdn$1.52 in the last 3 years since the acquisition of the Mineral Park Mine.

No History of Earnings

The Company has incurred several years of losses before the current year's profit and there can be no assurance that the Company will continue to be profitable. The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company's future dividend policy will be determined by its directors.

The Company has a limited history of operations

Although the Company's management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will produce revenue, operate profitably or provide a return on investment in the future.

The Company currently depends on a single property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, The Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Title Matters

The Mineral Resources on the Mineral Park Property are all located on patented ground and the Company has obtained a title report confirming that EMP has title insurance for the land comprising the Mineral Park Mine. However, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties. Although the

Company has attempted to acquire satisfactory title to its undeveloped property it does not, in accordance with mining industry practice, generally obtain title opinions or title insurance until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

Regardless of the foregoing, there is no guarantee of title to any of the Company's properties. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Permits and Licenses

The Company's operations require licenses and permits from various governmental authorities. The Company believes it presently holds all necessary licenses and permits to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expansion of the Mineral Park Mine In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Compliance with Environmental and Government Regulation

The Company's operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company's knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

<u>Uninsurable Risks</u>

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company does not insure against all risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. EMP received approval of its reclamation plan in August 1997, but annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in the United States where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government regulation may adversely affect the Company

The Company's mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars. The Company's operations in the U.S.A. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company's ability to suitably develop its properties. The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company's financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. The Company's level of indebtedness could have important consequences for its operations, including:

- The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;
- The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and
- The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company's directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company's interests. Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development, now and in the future, will depend on the efforts of its key management figures, such as Michael L. Surratt. The loss of Michael L. Surratt could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies which the Company competes with for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

EXHIBIT 2.4

AMENDED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AND

MANAGEMENT'S DISCUSSION AND ANALYSIS

AS AT JUNE 30, 2007 AND 2006
AND FOR THE
SIX MONTHS ENDED JUNE 30, 2007 AND 2006

AMENDED

Mercator Minerals Ltd.

Consolidated Interim Financial Statements
June 30, 2007 and 2006
(Stated in US Dollars)
(Unaudited)

AMENDED
Mercator Minerals Ltd.
Consolidated Interim Balance Sheets
(Stated in US Dollars)
(Unaudited)

	June 30, 2007	December 31, 2006
Current Assets		
Cash and cash equivalents	$ 130,003,645	$ 11,076,108
Accounts receivable	6,648,056	5,622,572
Income tax receivable	3,798,055	-
Prepaid expenses	321,727	169,788
Inventories (Note 3)	12,756,605	8,060,577
Total Current Assets	153,528,088	24,929,045
Property, plant and equipment (Note 5)	39,145,318	25,376,907
Land reclamation bond (Note 6)	1,372,681	1,337,770
Environmental bond (Note 4)	1,684,943	1,578,948
Total Assets	$ 195,731,030	$ 53,222,670
Current Liabilities		
Accounts payable and accrued liabilities	$ 3,512,181	$ 4,731,399
Income taxes payable	-	312,324
Net proceeds interest liability (Note 7)	24,147	568,152
Current portion - equipment loans (Note 11)	2,732,361	1,499,423
Total Current Liabilities	6,268,689	7,111,798
Long Term Liabilities		
Equipment loans (Note 11)	9,728,764	6,336,402
Asset retirement obligation (Note 13)	2,165,814	2,087,442
Future income tax liability	1,793,019	1,222,426
Note Payable - Unsecured Notes (Note 8)	108,127,423	-
Total Liabilities	128,083,709	16,758,068
Shareholders' equity		
Share Capital (Note 9)		
Authorized - Unlimited common shares, no par value		
Issued - 73,623,739 (2006 – 63,038,700) common shares	53,138,836	32,493,365
Contributed Surplus (Notes 8, 9 and 10)	20,623,179	3,639,815
Retained earnings (deficit)	(6,114,744)	331,722
Total Shareholders' Equity	67,647,321	36,464,602
Total Liabilities and Shareholders' Equity	$ 195,731,030	$ 53,222,670

The accompanying notes form an integral part of these consolidated interim financial statements.

AMENDED
Mercator Minerals Ltd.
Consolidated Interim Statements of Operations And Deficit
(Stated in US Dollars)
(Unaudited)

For the period ended		Six Months Ended June 30, 2007		Six Months Ended June 30, 2006		Three Months Ended June 30, 2007		Three Months Ended June 30, 2006
Revenue								
Copper sales	$	17,751,563	$	11,594,013	$	10,258,579	$	7,818,080
Sale of landscaping materials		332,747		445,420		200,185		279,599
		18,084,310		12,039,433		10,458,764		8,097,679
Costs and expenses								
Mining and Processing		2,092,548		2,532,212		540,220		1,399,627
Administration		1,840,452		790,210		747,949		474,508
Amortization of property, plant and equipment		553,899		207,317		333,723		118,349
Salaries, wages and benefits including stock based compensation of $5,928,181 (2006 - $1,625,821) (Note 10)		8,728,904		3,341,924		3,100,817		2,406,833
Exploration and Development		1,448,669		482,394		1,451,103		306,537
Accretion expense (Notes 8 and 13)		980,177		72,900		645,999		36,450
Interest income		(2,213,508)		(102,310)		(1,753,311)		(94,000)
Interest on long-term liabilities		5,863,989		111,554		4,077,072		54,374
		19,295,130		7,436,201		9,143,572		4,702,678
Income/(Loss) from operations		(1,210,820)		4,603,232		1,315,192		3,395,001
Finance Issuance Cost		(5,585,108)		-		1,332,409		-
Gain on Sale of Assets (Note 14)		3,009,000		-		9,000		-
Foreign exchange gain		320,751		8,642		302,526		14,946
Net income (loss) before taxes		(3,466,177)		4,611,874		2,959,127		3,409,947
Income taxes								
Current		(2,409,696)		(2,247,079)		(1,155,611)		(1,569,097)
Future		(570,593)		-		(285,297)		-
Net income (loss) for the period	$	(6,446,466)	$	2,364,795	$	1,518,219	$	1,840,850
Retained earnings (deficit), beginning of period	$	331,722	$	(6,735,935)	$	(7,632,963)	$	(6,211,990)
Net income (loss) for the period		(6,446,466)		2,364,795		1,518,219		1,840,850
Retained earnings (deficit), end of period	$	(6,114,744)	$	(4,371,140)	$	(6,114,744)	$	(4,371,140)
Earnings (loss) per share – basic		($0.09)		$0.05		$0.02		$0.03
Earnings per share – diluted		-		$0.04		$0.02		$0.03
Weighted average shares outstanding - basic		70,211,043		51,666,485		73,024,809		55,706,927
Weighted average shares outstanding - diluted		70,211,043		55,110,145		78,723,520		59,745,970

The accompanying notes form an integral part of these consolidated interim financial statements.

AMENDED
Mercator Minerals Ltd.
Consolidated Interim Statements of Cash Flows
(Stated in US Dollars)
(Unaudited)

For the period ended	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	$ (6,446,466)	$ 2,364,795	$ 1,518,219	$ 1,840,850
Items not involving cash				
Amortization of property, plant and equipment	553,899	207,317	333,722	118,349
Accretion expense	980,177	72,900	645,999	36,450
Stock-based compensation	5,928,181	1,625,821	1,651,021	1,430,779
Future income tax	570,593	-	285,297	-
Gain on sale of assets	(3,009,000)	-	-	-
Change in assets and liabilities				
Accounts receivable	(1,025,484)	(569,060)	(3,540,680)	147,452
Prepaid expenses	(151,939)	(217,411)	(211,740)	(238,089)
Inventories	(4,696,028)	(1,680,536)	(2,900,531)	(658,647)
Income taxes	(4,110,879)	2,247,079	(5,995,438)	1,569,097
Accounts payable and accrued liabilities	(1,219,217)	(84,420)	(2,486,380)	(67,321)
	(12,626,163)	3,966,485	(10,700,511)	4,178,920
Financing activities				
Note payable - debenture	117,600,000	-	-	-
Share capital and subscriptions received, net	21,326,622	10,698,647	228,879	9,482,439
Net proceeds interest liability repayment	(544,005)	-	(544,005)	-
Equipment Loan repayment	(1,386,809)	(287,565)	(1,001,579)	(147,423)
Equipment Loan financing	6,012,109	264,925	6,000,820	45,425
	143,007,917	10,676,007	4,684,115	9,380,441
Investing activities				
Acquisition of property, plant and equipment	(20,313,310)	(1,096,418)	(15,476,395)	(503,338)
Proceeds on sale of property, plant and equipment	9,000,000	-	-	-
Environmental bond and reclamation deposits	(140,907)	(65,277)	(115,884)	(38,352)
	(11,454,217)	(1,161,695)	(15,592,279)	(541,690)
Increase (decrease) in cash	118,927,537	13,480,797	(21,608,675)	13,017,671
Cash and cash equivalents, beginning of period	11,076,108	1,899,773	151,612,320	2,362,899
Cash and cash equivalents, end of period	$ 130,003,645	$ 15,380,570	$ 130,003,645	$ 15,380,570
Supplemental Information				
Interest Paid	$ 5,863,989	$ 111,554	4,077,072	$ 54,374
Income Taxes Paid	$ (2,409,696)	$ -	(2,722,520)	$ -

The accompanying notes form an integral part of these consolidated interim financial statements.

Stated in US Dollars

Interim Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the applicable Canadian Securities Commissions and Regulatory Authorities. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2006 and 2005 included in the Company's Annual Report.

Results of operations for the interim periods are not necessarily indicative of annual results.

1. Nature of Business

Mercator Minerals Ltd. (the "Company") and its indirect wholly-owned subsidiary Mineral Park Inc. are engaged in the exploration, development and extraction of copper in Mohave County, Arizona, USA and in the business of exploring, developing and mining resource properties. The deficit to June 24, 2003 was accumulated during the development stage when copper extraction and sales commenced upon the acquisition of Mineral Park Inc. ("Mineral Park"). On June 2, 2006, the Company incorporated a wholly-owned subsidiary, for the purposes of exploring and developing mineral properties in Northwest Territories, Canada.

On January 12, 2007, the Company incorporated Mercator Mineral Park Holdings Ltd. ("Mercator Holdings") as a wholly-owned subsidiary under the laws of the Province of British Columbia.

Effective January 15, 2007, the Company completed the transfer of the shares of Mineral Park to Mercator Holdings. As a result, the Company indirectly owns, and Mercator Holdings directly owns, 100% of the issued and outstanding shares of Mineral Park, a private company incorporated under the laws of the State of Delaware which owns a 100% interest in the Mineral Park mine located in Kingman, Arizona.

2. Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants ("CICA") accounting standards: (a) Handbook Section 1530, *Comprehensive Income*; (b) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; (c) Handbook Section 3861, *Financial Instruments – Disclosure and Presentation*; (d) Handbook Section 3865, *Hedges*; and (e) Handbook Section 1506, *Accounting Changes*. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530:
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains an losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

(b) Financial Instruments – Recognition and Measurement, Section 3855:
This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

• Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

• Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

The adoption of this new standard had no effect on the consolidated financial statements of the Company.

(c) Financial Instruments – Disclosure and Presentation, Section 3861:
This standard sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also

Stated in US Dollars

revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value (see note 8).

The Company has chosen to recognize all transaction costs to net income on all financial liabilities that have been designated as other than held for trading in accordance with S3855.57(a).

(d) Hedging, Section 3865:
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506:
Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

3. Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as *ore on leach pads* and *in-process inventories*. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of *Mining and Processing Costs* on the Statement of Operations. The ore on leach pads and inventories consists of amounts expected to be processed within the twelve month period. The major classifications are as follows:

Ore on Leach Pad

The quantity of material in ore on the leach pad is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blast-hole cuttings determine the estimated amount of copper contained in material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Estimated amounts of copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at June 30, 2007 the current ultimate recovery copper has been estimated at 70% (December 31, 2006 – 70%).

Stated in US Dollars

In-process Inventory

In-process inventories represent copper ore that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the copper fed into the process and the projected recoveries. In-process inventories are valued at the average cost of the copper fed into the process attributable to the source material coming from the stockpiles and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost. Interest costs incurred on equipment used in the mining of copper are capitalized.

The following table summarizes these various components of inventory as at June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Ore on Leach Pad	$12,155,616	$ 7,568,149
In-process inventory	458,146	355,064
Supplies	142,843	137,364
	$12,756,605	$ 8,060,577

4. Environmental Bond

The Aquifer Protection Permit and underlying bond ("APP Bond") is a requirement by the State of Arizona. Mineral Park mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount provided for in these financial statements. Actual amounts payable may ultimately exceed the amount provided for in these financial statements. This bond represented a trust fund balance of $920,000 at the time of the Company's acquisition of Mineral Park mine and requires quarterly deposits of $33,000 until the fund reaches a value of $2,100,000. At June 30, 2007 the fund totals $1,684,943 (December 31, 2006 -$1,578,948).

5. Property, Plant and Equipment

During the period ended June 30, 2007 the Company acquired $7.0 million of new and used mining equipment, including shovels, haul trucks and support equipment, incurred $13.0 million on work in progress on the mill construction recorded $0.55 million in accumulated depreciation and disposed of $6.0 million of equipment related to the ASARCO Mission South Mill.

6. Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this State bonding requirement with an irrevocable letter of credit issued by the Bank. The letter of credit is collateralized by cash on deposit with a bank in the amount of $1,372,681 at

Stated in US Dollars

June 30, 2007 (December 31, 2006 - $1,337,770). $1,324,000 of this balance is restricted and not available to the Company for working capital needs.

7. Net Proceeds Interest Liability

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of Mineral Park Inc. pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with Equatorial Mining North American Inc. ("EMNA"). Under the terms of the acquisition agreement, the Company acquired all the issued and outstanding common shares of Mineral Park for consideration of 4,612,175 common shares at price of $0.15 per common share. Under the Acquisition Agreement $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest ("NPI") in the Mineral Park mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. No additional amounts have been accrued as additional purchase price. Payments of $544,005 have been made leaving a balance of $24,147. Such contingent consideration in excess of the amount recognized will be recognized in future periods as a mineral property cost when the contingency is resolved and the consideration is issued or becomes issuable. As at June 30, 2007, cumulative revenue less cumulative operating expenses, as defined in the agreement, did not result in any additional liability being recorded by the Company.

8. Note Payable – Secured Notes

On February 15, 2007, the Company completed the previously announced issuance of units. A total of a 120,000 units were sold at a price of $980 per unit for gross proceeds of $117,600,000. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common share purchase warrants. The notes bear interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year. The notes mature on February 16, 2012, at which time the Company will be required to repay the principal amount of $120,000,000. The notes are secured by the assets of the Company including the shares of its wholly-owned subsidiary Mercator Mineral Park Holdings Ltd. and the debt of its indirect wholly-owned subsidiary Mineral Park Inc. owed to the Company and rank senior to the Company's other existing and future unsecured indebtedness (if any) and will have recourse to the assets of the Company. The notes may be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

Each detachable common share warrant entitles the holder to purchase one common share at a price of at CDN$4.00 per share until February 16, 2012.

In accordance with the requirements of CICA handbook S3855, *Financial Instruments – Recognition and Measurement*, the notes have been designated as other liabilities. Furthermore the proceeds raised from the issuance of the notes were allocated between the liability (notes) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company's historical prices and the following assumptions (i) risk-free interest rate of 3.79%, (ii) expected volatility of 79.7%, (iii) expected life of 5 years, and (iv) a dividend yield of Nil.

At the date of issuance of the notes, the Company allocated $10,374,382 to the share purchase warrants (credited to contributed surplus), and $107,225,618 to the notes. The amount allocated to the share purchase warrants and the difference between the redemption value and proceeds

Stated in US Dollars

received ($2,400,000) represents a discount on the debt financing which is accreted to income over the term of the debt using the effective interest rate method.

In consideration for the agent's services, the Company paid a cash commission of 4% of the principal amount of the notes which has been expensed in the period as finance issuance costs in accordance with the Company's accounting policy (Note 2(c)).

The notes payable - notes and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Notes payable – notes at February 15, 2007	$ 120,000,000	$ 12,774,382	$107,225,618
Accretion of debt discount	-	(901,805)	901,805
Note payable – notes at June 30, 2007	$ 120,000,000	$11,872,577	$108,127,423

During the three and six months ended June 30, 2007, the Company recorded an accretion expense of $606,813 (2006 - $nil) and $901,805 (2006 - $nil) respectively on this discount

9. Share Capital

Authorized

Unlimited Common Shares

Issued

i. Common Shares Issued and Outstanding

Changes in the share capital of the Company for the six month period ended June 30, 2007 were as follows:

Issued Common Shares	June 30, 2007		December 31, 2006	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	63,038,700	$32,493,065	45,137,675	$20,456,890
Issued during period	8,337,500	19,200,291	-	-
Exercise of warrants	336,425	876,006	15,355,562	11,897,493
Exercise of stock options	1,911,114	569,524	2,545,463	138,682
Balance, end of period	73,623,739	$53,138,886	63,038,700	$32,493,065

On February 15, 2007 we completed the previously announced share capital financing whereby we sold 8,337,500 common shares to accredited investors at a price of Cdn$3.00 per share (US$2.577 per share) for gross proceeds of Cdn$25,012,500 (US$21,490,249).

The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received agent's warrants equal to 6% of the aggregate number of units sold pursuant to the offering. Each agent's warrant upon exercise will entitle the holder to acquire one common

Stated in US Dollars

share at an exercise price of Cdn$3.00 per common share for a period of 24 months from the date of issue.

The agent's warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company's historical prices and the following assumptions (i) risk-free interest rate of 3.68%, (ii) expected volatility of 68.6%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agent warrants of $680,800 was charged as commission against share capital as share issuance costs (see below) with a corresponding credit to contributed surplus.

The cash commission, agent's warrants and other transaction costs related to the financing, in the amount of US$2,289,958, have been offset against the gross proceeds received.

A total of 8,337,500 common shares were issued pursuant to the financing and 500,250 common shares are reserved for issuance on exercise of the agent's warrants.

ii. **Warrants**

The following is a summary of common share purchase warrants outstanding and exercisable as at June 30, 2007:

	Number	Weighted Average Exercise Price $Cdn
Balance, January 1, 2007	-	-
Issued	6,000,000	4.00
Issued	500,250	3.00
Exercised	(336,425)	3.00
Balance, June 30, 2007	6,163,825	4.14

A summary of the changes in share purchase warrants outstanding for the three month period ended June 30, 2007 is as follows:

Number	Exercise Price $Cdn	Expiry Date
5,996,250	4.00	February 16, 2012
167,575	3.00	February 16, 2009
6,163,825		

Stated in US Dollars

iii. **Options**

A summary in the changes in share purchase options outstanding for the six month period ended June 30, 2007 is as follows:

	Number		Weighted Average Exercise Price $Cdn
Outstanding at January 1, 2007	4,404,500	$	1.17
Granted	3,715,000	$	3.23
Exercised	(1,911,114)	$	0.15
Cancelled	(761,520)	$	1.00
Outstanding at March 31, 2007	5,446,866	$	2.96
Exercisable at March 31, 2007	3,221,033	$	2.29

During the six month period ended June 30, 2007 there were 771,467 options exercised in the conventional manner for gross proceeds of $569,524. In addition, 1,901,167 options were exercised using the cashless exercise arrangement, resulting in a further 1,139,647 shares being issued.

The following is a summary of common share purchase options outstanding and exercisable as at June 30, 2007:

Issued Date	Number	Exercise Price $Cdn	Expiry Date	Exercisable
February 11, 2004	20,000	0.43	February 11, 2009	20,000
July 6, 2004	75,000	0.40	July 6, 2009	75,000
July 6, 2004	40,000	0.30	July 6, 2009	40,000
April 1, 2005	40,000	0.60	April 1, 2010	40,000
July 22, 2005	170,000	0.65	July 22, 2010	170,000
October 18, 2005	103,533	0.85	October 18, 2010	103,533
January 4, 2006	60,000	0.98	January 4, 2011	60,000
January 4, 2006	100,000	1.00	January 4, 2011	100,000
January 11, 2006	643,333	1.00	January 11, 2011	50,000
May 19, 2006	420,000	2.09	May 19, 2011	420,000
August 28, 2006	360,000	2.14	August 28, 2011	160,000
February 21, 2007	2,190,000	3.30	February 21, 2012	1,095,000
March 15, 2007	1,225,000	3.10	March 16, 2012	612,500
	5,446,866			2,946,033

Stated in US Dollars

10. Stock-Based Compensation

The weighted average fair value of options granted during 2007 was CDN $2.58 (US - $2.24) (2006 – CDN $1.46 (US - $1.25)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

Weighted average assumptions used in calculating compensation expense in respect of options granted were as follows:

	2007	2006
Risk-free interest rate	3.99%	3.99%
Dividend yield	nil	nil
Expected volatility factor of the expected market price of the company's common shares	81%	83%
Weighted average expected life of the options (months)	60	60

For the six months ended June 30, 2007, the compensation cost for stock options granted totaled $5,928,181 (Six months ended June 30, 2006 - $1,625,821), which was included in the Statement of Operations and Deficit and credited to contributed surplus.

Stated in US Dollars

11. Equipment Loans

		2007		2006
Term loan bearing interest at a rate of 9.58% per annum, matures in April 2009, payable monthly in instalments of $1,474 of principal and interest. The loan is collateralized by certain mining equipment.	$	29,624	$	36,136
Term loan bearing interest at a rate of 7.5% per annum, matures on August 1, 2010, payable monthly in instalments of $60,270 of principal and interest. The loan is collateralized by certain mining equipment.*		2,032,971		2,222,703
Term loan bearing interest at a rate of 9.50% per annum, matures in January 1, 2010, payable monthly in instalments of $5,515 of principal and interest. The loan is collateralized by certain mining equipment.		151,062		173,452
Term loan bearing interest at a rate of 7.50% per annum, matures August 25, 2011, payable monthly in instalments of $18,375 of principal and interest. The loan is collateralized by certain mining equipment.*		798,520		862,678
Term loan bearing interest at a rate of 7.75% per annum, matures in September 1, 2011, payable monthly in instalments of $61,608 of principal and interest. The loan is collateralized by certain mining equipment.*		2,669,730		3,016,111
Term loan bearing interest at a rate of 7.71% per annum, matures in September 1, 2011, payable monthly in instalments of $31,897 of principal and interest. The loan is collateralized by certain mining equipment.*		1,383,713		1,524,745
Term loan bearing interest at a rate of 6.99% per annum, matures in May 1, 2012, payable monthly in instalments of $33731.36 of principal and interest. The loan is collateralized by certain mining equipment.*		1,676,308		-
Term loan bearing interest at a rate of 7.21% per annum, matures in May 1, 2012, payable monthly in instalments of $75,000 of principal and interest. The loan is collateralized by certain mining equipment.*		3,197,441		-
Term loan bearing interest at a rate of 7.34% per annum, matures in May 1, 2012, payable monthly in instalments of $10,586.63 of principal and interest. The loan is collateralized by certain mining equipment.*		521,755		-
Term loans		12,461,125		7,835,825
Current portion		2,732,361		1,499,423
Long-term portion	$	9,728,764	$	6,336,402

Principal payments for outstanding term loans are scheduled as follows:

Twelve months ended June 30, 2008	$	2,732,361
Twelve months ended June 30, 2009	$	2,870,840
Twelve months ended June 30, 2010	$	2,951,583
Twelve months ended June 30, 2011	$	2,519,846
Twelve months ended June 30, 2012	$	1,386,494
	$	12,461,125

12. Commitments and Contingencies

During the year ended December 31, 2006 an action was commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and filed an Appearance and a Statement of Defense. During the period ended June 30, 2007, the matter was settled and the action was dismissed.

Stated in US Dollars

13. Asset Retirement Obligation

The Company estimated its asset retirement obligation based on its understanding of the requirements to reclaim, decommission and clean up its Mineral Park mine site. The Company estimated $3,277,000 (2006 – $3,277,000) commencing in 10 (2006 -11) years would be required to complete the retirement obligations. In determining the estimated initial present value of the obligation, a discount factor of 7.5% (2006 – 7.5%) (the credit-adjusted risk-free rate), and an inflation rate of 2.5% (2006 – 2.5%) were used. The Company's retirement obligation related to the Mineral Park mine was incurred when the Company initially acquired the facility in 2003; accordingly, amortization of the discount has been retroactively recalculated from 2003. The asset portion of the retirement obligation was retroactively written off in 2003, as the carrying value of the mine on acquisition was nil. As at June 30, 2007, the asset retirement obligation balance is $2,165,814 (December 31, 2006 - $2,087,442). For the six month period ended June 30, 2007, the Company recorded accretion expense of $78,372 (six months ended June 30, 2006 - $72,900) related to the asset retirement obligation.

The asset retirement obligation accrual requires management to make significant estimates and assumptions. Actual results could materially differ from these estimates.

14. Gain on Sale of Assets

During the year ended December 31, 2006, ASARCO LLC ("ASARCO") filed a complaint against the Company's wholly-owned subsidiary, Mineral Park Inc. seeking to void Mineral Park Inc.'s July 2005 purchase of the process mill for $6.0 million. On November 6, 2006, the Company announced that the Court granted the injunction in favor of ASARCO. The Company filed an appeal of the decision to grant the injunction. On February 5, 2007, the United States District Court in the Southern District of Texas affirmed the ruling of the Bankruptcy Court on the preliminary injunction. The hearing date before the Bankruptcy Court to decide the litigation in respect of the Mission South Mill was set for February 27, 2007. Costs totaling $1,790,860, incurred and previously capitalized during the year by the Company in the dismantlement of the process mill purchased from ASARCO and the legal costs associated with the litigation, have been expensed as a result of the litigation. As at December 31, 2006, the outcome of the matter was indeterminable.

On March 5, 2007 The Federal Bankruptcy Court approved the Company's re-sale of the Tucson mill to ASARCO for $9.0 million and recorded a gain on sale of $3.0 million.

15. Related Party Transaction

Related party transactions not disclosed elsewhere in these interim consolidated financial statements include:

The Company paid or accrued $31,852 (June 30, 2006 –$Nil) for legal services rendered by a director of the Company during the three month period ended June 30, 2007.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

16. Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States. The Company has determined that it operates in one reporting segment. All revenue, inventory, and long-term assets for all periods presented are related to the reporting segment in the United States.

17. Subsequent Events

Subsequent to the end of the period:

- 101,977 stock options and 10,000 agent's warrants were exercised for proceeds of Cdn $92,390.

MERCATOR MINERALS LTD.

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2007

This amended management's discussion and analysis for the six months ended June 30, 2007, has been amended to reflect comments received from the Company's auditors in connection with their review of the interim financial statements for the three and six months ended June 30, 2007. The net effect of amendment of the interim financial statements for the three and six months ended June 30, 2007 was to record earnings of $1,518,219 for the three month period ended June 30, 2007 and to reduce the net loss previously reported by the Company to $6,446,466 for the six month period respectively from a previously recorded net loss of $6,507,559 and $11,104,350 previously reported for the three and six month periods respectively.

This amended management's discussion and analysis ("Amended MD&A") of financial position and results of operations of Mercator Minerals Ltd. (the "Company") is current as of August 10, 2007, and should be read in conjunction with the amended unaudited consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2007 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2006. Additional information relating to the Company, including the Company's Annual Report for the year ended December 31, 2006 (the "Annual Report"), is available on SEDAR at www. sedar com.

All currency amounts in this report are expressed in US dollars, unless the context indicates otherwise. References to "2007" are in respect of the three month and six month periods ended June 30, 2007 and to "2006" are in respect of the three month and six month periods ended June 30, 2006, unless the context indicates otherwise.

This Amended MD&A is intended to complement and supplement the Company's amended unaudited consolidated financial statements and notes thereto for the period ended June 30, 2007 (the "Amended Financial Statements") and, therefore, should be read together with the Amended Financial Statements. These Amended Financial Statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

Forward Looking Statements

This Amended MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Report.

The common shares of the Company trade on The Toronto Stock Exchange (the "TSX") (symbol: ML).

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Amended Financial Statements of the Company which have been prepared in accordance with Canadian GAAP.

Overall Performance and Strategy

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. The Company's principal asset is the 100% owned Mineral Park Mine ("Mineral Park"), a producing copper mine located near Kingman, Arizona. The primary focus of the Company is the expansion of its copper production and the addition of molybdenum and silver production at Mineral Park.

During the quarter, management continued to move the construction of the 50,000 ton per day concentrator mill facility at Mineral Park forward, while increasing production through the SX-EW plant and maintaining significant operating cash flows.

Throughout the balance of 2007, the Company will continue to focus its resources and efforts on increasing production at Mineral Park and progressing with the construction of the Phase 4 expansion and the installation of the milling circuit at Mineral Park, and resumption of production of copper and molybdenum concentrates from Mineral Park in the first half of fiscal 2008.

The average realized price for copper was above $3.32 per pound for the quarter ended June 30, 2007. At the time of writing the copper price was approximately $3.39 per pound. The price of this commodity is still considered by management to be favourable to the operations at Mineral Park.

HIGHLIGHTS

Second quarter highlights include:

- Copper production of 3,086,340 pounds for the three month period ended June 30, 2007, compared to 2,180,588 pounds for the corresponding three months in 2006;

- Revenues from copper sales and sale of landscaping materials for the three month period ended June 30, 2007 of $10,458,764 compared to $8,097,679 for the corresponding period in 2006, a 29% increase;

- Continued cash flow from operations during the construction of the Phase 4 expansion;

- Income from Operations for the quarter was $7,489,026 compared with $5,567,199 for the corresponding period in 2006;

- Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $8.84 million compared to $3.63 million for the second quarter of 2006;

- Net earnings before non cash items and interest for the three month period ended June 30, 2007 of $6,472,723 compared to $3,337,802 for the corresponding period in 2006;

- Net earnings after non cash items and interest expenses for the three month period ended June 30, 2007 of $1,518,219 compared to net earnings of $1,840,850 for the corresponding period in 2006;

- Cash on hand at June 30, 2007 of $130,003,645 and working capital of $147,259,399 as compared to cash on hand of $11,076,108 and working capital of $17,817,247 at December 31, 2006.

Six months financial highlights include:

- Revenue for the period was $18,084,310 compared to $12,039,433 for 2006;

- Income from Operations for the period was $11,656,963 compared with $7,510,901 for the corresponding period in 2006;

- Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $4.59 million compared to $5.03 million for 2006;

- Net earnings before non cash items, interest and finance charges for the period ended June 30, 2007 of $6,921,650 compared to $4,279,475 for the corresponding period in 2006;

- Net loss after non cash items and interest expenses for the period ended June 30, 2007 of $6,446,466 compared to net earnings of $2,364,795 for the corresponding period in 2006;

- Copper production of 5,724,550 pounds for the six month period ended June 30, 2007, compared to 3,901,258 pounds for the corresponding period in 2006.

Progress in Q2 2007

Significant progress has been made during the second quarter of 2007. The Company completed foundation excavation for the SAG and ball mill foundations during the quarter. The excavation for these large grinding mills was 30 feet deep and required structural backfill back to foundation sub grade. The Company completed the rebar construction and concrete pours for the trunion bases and the two SAG Mill foundations, and began the construction and rebar installation for the Ball mill foundations. Operationally, the Company completed the purchase of and put into service, the second O&K shovel and four additional haul trucks. With the purchase of the second shovel, the loading unit requirements for the expansion at the Mine are complete. With the addition of the four haul trucks to the previously existing fleet, only two additional trucks are required for the expansion of operations at Mineral Park, with the last two trucks not being required until next year.

During the period, while continuing with the construction of the Phase 4 expansion at Mineral Park, the Company reported record levels of production and generated significant income from operations of $7.49 million.

Management's success at improving operating efficiencies and production levels at Mineral Park in the three months ended June 30, 2007 have resulted in improved operating cash flows and the completion of the necessary financing to proceed with the Phase 4 expansion program at Mineral Park to increase copper production and to add molybdenum and silver production commencing in the first half of 2008.

Mining and Leaching Operations

Production for the three and six month periods ended June 30, 2007 was 3,086,340 pounds and 5,724,550 pounds respectively, approximately 42% and 47% better than the 2,180,588 pounds and 3,901,258 pounds for the corresponding periods in 2006.

Review of Financial Results and Operating Activities

2007 Compared to 2006

Revenues generated by the Company from metals sales and other items during the quarter ended June 30, 2007, totaled $10,458,764 on the Company's total production of 3,086,340 pounds of copper compared to revenues of $8,097,679 and total production of 2,180,588 pounds of copper for the corresponding period in 2006. For the six months, revenues were $18,084,310 ($12,039,433 - 2006) on the Company's total production of 5,724,550 pounds of copper (3,901,258 - 2006). Average realized copper price during the three month period ended June 30, 2007, was approximately $3.32 per pound. None of the Company's production during the recently completed period or subsequent thereto was or has been hedged.

Income from Operations for the quarter was $7,489,026 compared with $5,567,199 for the corresponding period in 2006.

For the quarter ended June 30, 2007, the Company reported net earnings, including non cash items, of $1,518,219 ($0.02 per share) compared with net income of $1.84 million ($0.03 per share) for the corresponding period in 2006. Excluding non cash items for stock based compensation expense of $1,651,021, accretion expense of $645,999 and amortization of $333,723, the Company recorded net income of $4.14 million. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the period was $8.84 million compared to $3.63 million for the second quarter of 2006.

The reporting of earnings before EBITDA is a non-GAAP measure which the Company believes is used by certain investors to determine the Company's ability to generate cash flows for investing and other activities. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

For the year to date, the Company recorded a net loss, including non cash items, of $6.44 million ($0.09 per share) compared with earnings of $2.364 million ($0.05 per share) for the corresponding period in 2006. Excluding non cash items for stock based compensation expense of $5,928,181, accretion expense of $980,177 and amortization of $553,899, the Company recorded net earnings of $1.01 million. EBITDA for the year to date was $4.59 million compared to $5.03 million for the corresponding period in 2006.

Net earnings for the quarter and year to date were adversely impacted by non cash charges for stock based compensation, accruals for income tax and the initial interest payment at the end of the quarter on the Notes issued by the Company in the first quarter of the year.

Mining and Processing expenses at Mineral Park decreased to $540,220 during the quarter ended June 30, 2007 as compared to $1,399,627 for the corresponding period in 2006. For the year to date, processing expenses at Mineral Park were $2,092,548 compared to $2,532,212 for the corresponding period in 2006. The decrease in mining and processing expenses during the period ended June 30, 2007 as compared to 2006 reflects increased ore mining over the last quarter resulting in larger leach pad inventory reflecting lower mining costs.

Administration costs were $747,949 for the quarter ended June 30, 2007 as compared to $474,508 for the corresponding period in 2006. For the six months, administration costs were $1,840,452 ($790,210 - 2006). The increase was attributable to among other things, the increased property insurance and employee benefit costs, increased consulting and legal fees in connection with the increased corporate activity, increased investor relations activities and attendance at conferences and marketing road shows, and the use of outside consultants in connection with the preparation of the construction for the Phase 4 expansion of production at Mineral Park.

Salaries, wages and benefits, including a non cash charge for stock base compensation expense of $1,651,021 (2006 -$1,430,779), were $3,100,817, for the second quarter, compared to $2,406,833 in the three months ended June 30, 2006. Excluding the non cash charge for stock based compensation during the quarter, salaries, wages and benefits increased by $473,742 to $1,449,796 from $976,054 during the corresponding period in 2006. For the six month period, salaries, wages and benefits, including a non cash charge for stock base compensation expense of $5,928,181 (2006 -$1,625,821), were $8,728,904 ($3,341,924 - 2006). Excluding the non cash charge for stock based compensation during the period, salaries, wages and benefits increased by $1,084,620 to $2,800,723 from $1,716,103 during the corresponding period in 2006. In addition to the non cash charge for stock based compensation expense, the increase in salaries, wages and benefits over the prior periods is mainly attributable to expanding payroll in support of the Company's expansion efforts at Mineral Park.

Interest expense for the quarter was $4,077,072 compared to $54,374 during the corresponding period ended June 30, 2006. For the six months it was $5,863,989 ($111,554 - 2006). The increase in interest expense was due mainly to the $5.1 million interest payment on the Notes issued by the Company earlier in the year, for proceeds to be used to finance the construction of the mill leading to increased production at Mineral Park.

Interest income for the quarter rose to $1,753,311 from $94,000 during the corresponding period ended June 30, 2006. For the six months it was $2,213,508 ($102,310 - 2006), reflecting higher cash balances as a result of funds received from the debt and equity financing completed earlier in the year, increased revenues generated from operations and increasing amounts of funds held in interest-bearing bonds for land reclamation and environmental protection as required by regulatory agencies in the United States.

At June 30, 2007 the Company was holding an inventory of approximately 18,562,781 pounds of copper, in finished product and in-circuit recoverable copper.

The following table provides a detailed breakdown of operating revenues and expenses at Mineral Park, Inc. by quarter for the last five quarters, stated in US dollars.

	2006			2007	
	Q2	Q3	Q4	Q1	Q2
Copper Produced	2,180,588	2,699,646	2,901,787	2,638,210	3,086,340
Ore Mined	906,406	848,885	1,047,755	796,373	1,097,851
Waste Mined	489,703	730,800	1,189,102	1,206,906	945,372
Mineral Park Income					
Income					
Copper Sales	7,779,390	9,523,741	8,987,557	7,492,984	10,407,795
Rock, Turquoise & Other	366,826	493,584	217,054	3,132,562	205,919
Total Income	8,146,216	10,017,325	9,204,611	10,625,546	10,613,714
Mineral Park Operating Expense					
Mining	343,006	359,227	40,801	503,258	6,597
Processing	1,075,452	1,150,470	1,330,712	1,049,070	1,074,866
Administration	328,736	405,929	369,908	780,108	680,682
Payroll Expense	612,280	852,040	849,581	809,592	1,123,852
	2,359,474	2,767,666	2,591,002	3,142,028	2,885,997
Development Cost	306,537	796,271	2,853,611	(2,434)	1,585,666
Interest Expense	54,374	58,832	125,373	(124,611)	3,861,591
Amortization & Accretion	154,799	230,571	318,736	259,363	372,910
Tax Expense	0	2,497,120	2,799,689	(792,683)	5,798,007
Total Expense	2,875,184	6,350,460	8,688,411	2,481,664	14,504,171
Mineral Park Net Ordinary Income	5,271,032	3,666,865	516,200	8,143,882	(3,890,457)

Selected Quarterly Financial Information

The following tables present our unaudited quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2006 and 2005.

Net Income (loss) by quarter

	Q-1	Q-2	Q-3	Q-4
2007				
Total Revenue	$ 10,625,546	$ 10,458,764		
Net earnings (loss)	(4,596,790)	$1,518,219		
Earnings (loss) per share	(0.06)	0.02		
Diluted Earnings (loss) per share	(0.06)	0.02		
2006				
Total Revenue	$ 3,941,755	$ 8,097,679	$ 9,864,737	$ 9,105,900
Net income	523,945	1,840,850	3,908,143	794,719
Basic Earnings per share	0.01	0.03	0.06	0.01
Diluted Earnings per share	0.01	0.03	0.06	0.01
2005				
Total Revenue			$2,615,029	$4,356,078
Net income (loss)			118,820	189,089
Basic Earnings (loss) per share			0.00	0.00
Diluted Earnings (loss) per share			0.00	0.00

Financial Position and Liquidity

The Company's financial condition improved significantly during the first half of 2007, due in large part to the issuance of debt and equity pursuant to the Short Form Prospectus offering completed on February 15, 2007, and increased production and mining activity at Mineral Park, the exercise of stock options and, higher levels of cash balances and working capital throughout the period ended June 30, 2007. As at June 30, 2007, the Company had working capital of $147,259,399 compared to $17,817,247 at December 31, 2006. The most significant components of the change in working capital were the increase in cash and cash equivalents to $130,003,645 the increase in Income Tax receivables to $3,798,055 from nil, reflecting balances owing against Income Tax installments remitted and inventories to $12,756,605 from $11,076,108 and $8,060,577, respectively at year end. On the current liabilities side of the equation, Accounts Payable were lower by $1,219,218, the Net Proceeds Interest payable decreased to $24,147 during the period, from $568,152 at December 31, 2006, and the current portion of the equipment loans increased to $2,732,361 from 1,499,423. Other components of working capital did not appreciably change in relation total amounts recorded in the prior period.

The Notes that were issued as at February 15, 2007 bear interest at the rate of 11.5% per year, payable semi-annually in arrears in equal installments on June 30 and December 31 of each year, the first payment was made on June 30, 2007. The Notes mature on, and principal repayment is due on February 16, 2012. The Notes are direct secured obligations of the Company, ranking senior to unsecured indebtedness of the Company, if any.

During the period ended June 30, 2007, 1,911,114 stock options and 336,425 warrants were exercised for total proceeds of $1,445,530 and the Company completed the offering of 120,000 units and 8,337,500 common shares pursuant to the Short Form Prospectus for gross proceeds of $139.09 million. $21.3 million, net of share issuance costs, was raised from the issuance of equity compared to $10.7 million in the comparable period of the prior year.

The Company's gross copper sales are dependent on sales volumes and prevailing market prices for copper. Monthly average per-pound realized copper prices in for the last 15 months have been the following:

2007							
May	$3.43	June	$3.29				
January	$2.70	February	$2.72	March	$2.90	April	$3.40
2006							
January	$2.15	February	$2.04	March	$2.35	April	$3.39
May	$4.04	June	$3.26	July	$3.68	August	$3.51
September	$3.42	October	$3.39	November	$3.03	December	$2.83

In July 2005, the Company negotiated a loan with a commercial bank in the amount of $3,000,000 at 7.5% interest for a term of 60 months, with monthly installments of $60,270 including interest to finance the remainder of the equipment commitment. Through 2006, the Company entered into equipment financing arrangements for the purchase of additional mining equipment; $1,584,116 at 7.71% interest for a term of 60 months, with monthly installments of $31,897 of principal and interest; $914,622 at 7.50% interest for a term of 60 months, with monthly installments of $18,372 of principal and interest; and $3,056,433 at 7.75% interest for a term of 60 months, with monthly installments of $61,608 of principal and interest, to finance the remainder of the equipment commitment, These loans are collateralized by the equipment financed. During the period ended June 30, 2007, the Company incurred finance and interest charges of $342,792 (2006 - $133,984) in relation to the equipment loans.

Additionally, as disclosed above, the Company made a $5.1 million interest payment on the Notes issued by the Company earlier in the year, the proceeds of the Notes which are to be used to finance the construction of the mill leading to increased production at Mineral Park.

Financial and Other Instruments

The Company has placed the bulk of its cash and cash equivalents in liquid renewable US dollar bank instruments, which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received. Cash on hand at June 30, 2007 was $130,003,645 as compared to cash on hand of $11,076,108 at December 31, 2006.

Property, Plant and Equipment

Year to date, the Company spent $20,313,310 on property, plant and equipment for new and used mining equipment, including the purchase of shovels, haul trucks and support equipment, and sold the Mission South Mill back to ASARCO for $9,000,000 for net expenditures on property, plant and equipment during the year to date period ended June 30, 2007 of ($11,313,310) compared to $(1,096,418) in the corresponding period of 2007.

Financing Activities

During the second quarter of 2007, the Company raised a total of $4.68 million from the issuance of new debt and equity compared to $9.38 million in the comparable period of 2006. In the second quarter of 2007, 571,956 stock options were exercised in the conventional manner for total proceeds of CDN$508,512, and $10,489,050 warrants were exercised for total proceeds of CDN$10,217,385. In addition, 700,000 options were exercised using the cashless exercise arrangement, resulting in a further 492,088 shares being issued. For the year-to-date, $143 million was raised from the issuance of debt and equity compared to $10.7 million, in the comparable period of the prior year.

Outstanding Share Data

As at June 30, 2007, and August 10, 2007, 2006, there were 73,623,739 and 73,735,716 common shares issued and outstanding respectively. In addition, at June 30, 2007, there were 5,446,866 stock options outstanding with exercise prices ranging between CDN$0.30 and CDN$3.30 per share, approximately 54% of which have vested. As at June 30, 2007, there were 5,996,250 share purchase warrants outstanding expiring February 16, 2012, having an exercise price of CDN$4.00 per share and 167,575 Agent's share purchase warrants outstanding expiring February 16, 2009, with an exercise price of CDN$3.00.

Outlook

With the acquisition of Mineral Park in 2003, management began effecting changes in operations that will result in increased positive cash flow. The first steps have been completed and entail upgrades to the existing operation and the expansion of production capacity in the SX-EW plant. With the completion of the necessary financing in February 2007 for the construction of the 1st stage of the Phase 4 expansion, and the sale of the Mission South Mill back to ASARCO LLC, the Company is proceeding with the construction of facilities to initiate a two stage copper-molybdenum expansion of Mineral Park: Stage I to a 25,000 ton-per-day milling operation at an estimated cost of $128.0 million; and Stage II to a 50,000 ton-per-day milling operation at an estimated additional cost of $62.5 million, with production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2006. Readers are referred to the Annual Management Discussion and Analysis dated March 26, 2007 for further information.

Commitments

There have been no significant changes in the Company's commitments as reported in the Annual Management Discussion and Analysis.

During the year ended December 31, 2006 an action was commenced against the Company for damages by a former director and officer of the Company. The Company was served in connection with this matter on May 10, 2006 and filed an Appearance and a Statement of Defense. During the period ended March 31, 2007, the matter was settled and the action was dismissed.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 6 to the Financial Statements.

Related Party Transactions

Related party transactions are summarized in Note 15 to the Financial Statements for the period ended June 30, 2007.

Subsequent Events

Subsequent to June 30, 2007:

a) The Company received net proceeds of CDN$92,390 on the exercise of 101,977 stock options and 10,000 Agent's share purchase warrants.

Disclosure Controls

Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings" ("MI 52-109") issued by the Canadian Securities Administrators, requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of an issuer's disclosure controls and procedures. These controls and procedures should be designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis, to allow management's review and discussion so that appropriate decisions can be made prior to the timely public disclosure of the information.

Management accepts responsibility for the reliability and timeliness of the information disclosed and confirms the existence and effectiveness of the systems of internal control that are in place to provide this assurance.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries required to be disclosed by the Company would be made known to them on a timely basis by others within those entities.

Changes in Internal Control over Financial Reporting

MI 52-109 specifies that a reporting issuer must disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

Management, including the Chief Executive Officer and the Chief Financial Officer has determined that there have been no changes in internal control over financial reporting during the period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Risks and Uncertainties

Risk Factors

The impact of fluctuations in the price of copper and molybdenum is a risk to the Company's future profitability and cash flow. Commodity prices may become quite volatile, reflecting the current tight supply and demand fundamentals for copper, molybdenum and other base and precious metals. Political and economic events around the world, which are difficult to predict, may continue to influence the prices of copper, molybdenum and other base and precious metals. Higher commodity prices often lead to higher levels of industry activity, which in turn lead to higher costs for land, reserves and services. These higher costs influence the investment returns received on the Company's capital expenditures. For a more detailed outline, please refer to the "Risk Factors" in the Company's MD&A and Audited Financial Statements for the years ended December 31, 2006 and 2005 available on SEDAR at www. sedar com.

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the Annual Management Discussion and Analysis issued in connection with the Company's Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Report. Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the *Securities Act* (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "may", "expect", "will", "continue", "believe" and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at May 8, 2007 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park will be viable operationally and economically and proceeds as expected; and (4) any additional financing needed will be available on reasonable terms. Other risks and assumptions are discussed throughout this MD&A.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design. For a more comprehensive review of risk factors, please refer to the "Risk Factors" sections in the Company's MD&A and Audited Financial Statements for the years ended December 31, 2006 and 2005 available on SEDAR at www. sedar com. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

EXHIBIT 2.5

MATERIAL CHANGE REPORT

DATED JANUARY 8, 2007

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Mercator Minerals Ltd.
HC 37, Box 500
Kingman, Arizona 864401

Item 2: Date of Material Change

January 8, 2007

Item 3: News Release

Date:	January 8, 2007
Method(s) of Dissemination:	Canada News Wire, Canada Stockwatch and MarketNews

Item 4: Summary of Material Change

Mercator Minerals Ltd. reported the results of an independent preliminary feasibility study including updated independent reserve and updated independent resource estimate for its 100% owned Mineral Park Mine, located in Kingman, Arizona.

A copy of the Press Release is attached as Schedule "A".

Item 5: Full Description of Material Change

For a full description of the material change, see the attached Schedule "A".

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Name:	Marc S. LeBlanc
Title:	Corporate Secretary
Telephone:	(604) 716-5582

Item 9: Date of Report

Dated at North Vancouver, British Columbia this 8th day of January, 2007.

MERCATOR MINERALS LTD.

Per:

"Marc S. LeBlanc"
Marc S. LeBlanc
Corporate Secretary


MERCATOR MINERALS LTD.

Mercator Reports Enhanced Economics for Mineral Park Expansion Incorporating Recently Purchased Milling Equipment

51% IRR, Annual Production of 56 million lbs of Copper & 10 million lbs of Molybdenum
(All currency amounts stated in US$)

Kingman, Arizona January 8, 2007 – Mercator Minerals Ltd. (ML-TSX) today filed an updated independent pre feasibility Technical Report for the two stage expansion of its wholly owned Mineral Park copper mine to a 50,000 ton-per-day milling operation (increased from the previously announced 37,000 tpd). Mineral Park will produce copper-silver and molybdenum concentrates in addition to its current SX-EW copper production. The Technical Report demonstrates robust economics; the net present value of the project has increased by $20 million over the net present value disclosed in the Technical Report filed September 5, 2006. The recently announced purchase of larger SAG and ball mills allows Mercator to increase throughput with a production start-up planned for the second quarter of 2008. In the meantime, Mercator's current SX-EW copper production continues to generate impressive cash flows.

Highlights

Highlights of the Technical Report are set out below, with comparisons to the Technical Report previously filed by the Company in September 2006 in brackets:

- Two stage development with Stage 1 production at 25,000 tpd and a Stage 2 expansion to 50,000 tpd after one year of operations (up from 37,000 tpd);
- $426 million after-tax net present value at an 8% discount rate (up from $407 million);
- 51% internal rate of return (IRR), after-tax (down from 77% due to timing of Stage 2);
- 1.8 year pay back, 25 year mine life (versus 1.4 years and 32 years);
- Production averaging 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver per year over the first 10 years of operation (28% higher than previously estimated);
- Total Stage I capital cost, including direct and indirect costs, are estimated to be $123 million, including $16.8 million in contingences;
- Strip ratio of only 0.18 to 1, waste to ore;
- Average of $55 million in operating cash flow per year, after taxes, over the first 10 years of operations;
- Proven and probable mill reserves of 437 million tons at a copper equivalent grade of 0.368%, of which 82% is proven, and an additional proven leach reserve of 82.5 million tons at an average grade of 0.07% copper (no change from previous report – see attached Table);
- Life-of-mine production of 1.1 billion lbs of copper, 257.5 million lbs of molybdenum and 13.7 million ounces of silver;


MERCATOR MINERALS LTD.

- Life-of-mine average metal prices used in the economic model: $1.53 per pound of copper, $10.16 per pound of molybdenum, $7.50 per oz of silver;
- Metal prices used in the reserve model were $1.40 per pound of copper, $7.50 per pound of molybdenum and $7.50 per ounce of silver ;
- Detailed engineering well underway for expansion of the mill to 50,000 tons per day, sag mills refurbishment complete in the fourth quarter of 2007, ball mills delivery scheduled for first quarter 2008 and mill start up second quarter 2008;
- Development advancing rapidly, including recently completed purchase of the critical SAG and ball mills;
- 50% of mining equipment for Stage 2 expansion of milling operations already purchased and being utilized for on-going leach operations.

"The Mineral Park expansion project has some of the most attractive economics we have seen in any copper/moly project in recent years," said Mike Surratt, President & CEO of Mercator Minerals Ltd. "These robust economics are driven by a number of factors including lower capital (because of the used grinding mills recently purchased), significant infrastructure already in place (related to current and past operations), an exceptionally low waste to ore strip ratio (0.18 to 1), no net smelter royalties, short haulages, excellent mining conditions, and a very profitable SX-EW operation already shipping high quality cathode copper."

Item 10: The risks associated with the Mineral Park mill development are anticipated to be low due to the current mining activity on the site and the long history of mining and milling at Mineral Park by previous operators, which provide the basis for real world performance estimates for the planned facilities.

Project Opportunities

If Mercator were able to achieve higher metal prices than those assumed in the base case of the Technical Report, project economics would be even more robust. For example, at $2.50 per pound copper and $20 per pound molybdenum, the after tax NPV and IRR at an 8% discount rate more than doubles and the pay back period is reduced to less than 15 months. In addition, there is potential for yet further expansions, beyond those addressed in the updated Technical Report, if Mercator is successful in converting the significant additional resources to reserves.

Development Schedule

Provided project funding is arranged, and permit amendments are obtained in a timely manner, Mercator anticipates commencing mill operations in the second quarter of 2008 and shipping its first concentrates shortly thereafter. In order to maintain this schedule, Mercator is continuing with detailed engineering, procurement of long lead time equipment and other development activities.


MERCATOR MINERALS LTD.

Project Risks

The expansion of the Mineral Park Mine is subject to a number of risks, common to all mining projects, that could affect the successful completion and/or the financial performance relative to the results set out in the pre-feasibility study. These risks include, but are not limited to, metal price fluctuation, operating and capital cost variances, permit amendments, and the ability to access construction financing. The Mineral Park Mine is an active mining operation with on going open pit mining and SX-EW leach operations producing cathode copper. In the past, Mineral Park has been operated as a milling operation producing copper and molybdenum concentrates. As a result, Mercator believes that there should be no material concerns with respect to obtaining the permit amendments to allow for a resumption of milling operations and reactivation of the historic tailings storage facility; however, Mercator does not currently have all required approvals.

Technical Report

As required by National Instrument 43-101, Mercator has filed a technical report detailing the results of this pre-feasibility study on SEDAR which is available at www.sedar.com and the Company's web site at www.mercatorminerals.com.

Jim Tompkins, P.Eng., Mercator's Engineering Manager, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals is a copper producer that owns and operates the Mineral Park SX-EW Copper Mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit. This could be achieved by resuming production of copper and molybdenum concentrates from the substantial resources at Mineral Park.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*

Michael L. Surratt,
President

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.


MERCATOR MINERALS LTD.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Company's Annual Information Form. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact: Marc LeBlanc, Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com


MERCATOR MINERALS LTD.

Mineral Park Mill Mineral Reserves by Destination - Mill

Mineral Reserves By Destination - Mill								Gross Contained		
	Destination	Tons	Moly Factor	Avg Cu Equiv %	Avg TCu%	Avg Mo%	Avg Ag (oz/ton)	Pounds Cu (1000s)	Pounds Mo (1000s)	Ozs Ag (1000s)
Proven	Mill	348,198,000	5.93	0.380	0.15	0.040	0 079	1,044,594	278,558	27,538
Probable	Mill	89,653,000	5.92	0.323	0.11	0 036	0 085	197,237	64,550	7,621
Total Proven & Probable		**437,851,000**	**5.93**	**0.368**	**0.14**	**0.039**	**0.080**	**1,241,831**	**343,109**	**35,128**
Waste		**91,586,000**								
Stripping Ratio		**0.18**								

Notes:

1/Reserves calculated in accordance with CIM Guidelines

2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag

3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu, 75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu

4/ Cut-off grades used were variable, but based on breakeven cut-offs of 0.283% CuEquiv for supergene & 0.237% CuEquiv for hypogene mineralization

5/ Moly Factor ("MF") = [((Mo_Price-FS&R Cost) * Mo_Rec) / ((Cu_Price-FS&R Cost) * Cu_Rec)]

6/ Copper Equivalent ("CuEquiv") = Cu% + Mo%*[MF]

7/ Some figures may not foot due to rounding

8/ Mining recovery is estimated at 100% and dilution is nil.

9/ The waste:ore ratio for the deposit is 0.18

EXHIBIT 2.6

MATERIAL CHANGE REPORT

DATED JANUARY 22, 2007

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Mercator Minerals Ltd.
HC 37, Box 500
Kingman, Arizona 864401

Item 2: Date of Material Change

January 8, 2007

Item 3: News Release

Date: January 15, 2007
Method(s) of Dissemination: Canada News Wire, Canada Stockwatch and MarketNews

Item 4: Summary of Material Change

Mercator Minerals Ltd. announced he filing of a preliminary short form prospectus dated January 15, 2007 in the Provinces of British Columbia, Alberta and Ontario in respect of an offering (the "Offering") of common shares ("Common Shares") and units (the "Units").

A copy of the Press Release is attached as Schedule "A".

Item 5: Full Description of Material Change

For a full description of the material change, see the attached Schedule "A".

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Name: Marc S. LeBlanc
Title: Corporate Secretary
Telephone: (604) 716-5582

Item 9: Date of Report

Dated at North Vancouver, British Columbia this 22nd day of January, 2007.

MERCATOR MINERALS LTD.

Per:

"Marc S. LeBlanc"
Marc S. LeBlanc
Corporate Secretary


MERCATOR MINERALS LTD.

TRADING SYMBOL: TSX - ML

Mercator Announces Preliminary Short Form Prospectus for Debt and Equity Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

January 15, 2007– Vancouver, British Columbia: Mercator Minerals Ltd. (the "Corporation") is pleased to announce it has obtained a receipt for the filing of a preliminary short form prospectus dated January 15, 2007 in the Provinces of British Columbia, Alberta and Ontario in respect of an offering (the "Offering") of common shares ("Common Shares") and units (the "Units").

Each Unit will consist of one secured note (the "Notes") in the principal amount of US$1,000 and 50 common share purchase warrants (the "Warrants"). The Notes will bear interest at the rate of 11.5% per year, payable semi-annually and will mature five years and one day following closing. Each Warrant will entitle the holder to purchase one additional common share of the Corporation at a price of C$4.00 per share for five years and one day after closing.

Under the Offering, up to 100,000 Units will be offered at a price of US$980 per Unit for aggregate proceeds of up to US$98,000,000. The amount and issue price of the Common Shares under the Offering will be determined at the time of the filing of the final short form prospectus. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the acceptance of the Toronto Stock Exchange.

The Offering is expected to close on or about February 15, 2007. The Offering will be conducted on a best efforts agency basis. Jennings Capital Inc. is the lead agent of the syndicate that includes Laurentian Bank Securities Inc. and Acumen Capital Finance Partners Limited (collectively, the "Agents"). The Agents will be granted an option to purchase up to 15% of the number of Common Shares sold and up to 15% of the number of Units sold to cover over-allotments, if any.

In consideration for the services to be rendered by the Agents under the Offering, the Agents will receive a cash commission of 6% of the gross proceeds of the Common Shares sold, agents' warrants to purchase up to 6% of the Common Shares sold exercisable at the issue price for the Common Shares for a period of 24 months from closing, and a cash commission of 4% of the principal amount of the Notes sold.

The Corporation plans to use the proceeds of the Offering to finance the expansion of the Mineral Park copper mine near Kingman, Arizona and for other general corporate purposes.


MERCATOR MINERALS LTD.

Mercator Minerals Ltd.

Mercator Minerals is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit. The Corporation has filed a pre-feasibility study for an expansion of copper production plus molybdenum and silver production.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*

Michael L. Surratt,
President

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Corporation's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Corporation. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Corporation's Annual Information Form. The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this report or release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact: Marc LeBlanc, Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.

EXHIBIT 2.7

MATERIAL CHANGE REPORT

DATED FEBRUARY 15, 2007

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Mercator Minerals Ltd.
HC 37, Box 500
Kingman, Arizona 864401

Item 2: Date of Material Change

February 15, 2007

Item 3: News Release

Date:	January 15, 2007
Method(s) of Dissemination:	Canada News Wire, Canada Stockwatch and MarketNews

Item 4: Summary of Material Change

Mercator Minerals Ltd. announced that it had completed its previously announced financing of Units and Common Shares. The offering was oversubscribed, raising gross proceeds of US$117.6 million from the sale of Units and an additional C$25 million from the sale of Common Shares.

A copy of the Press Release is attached as Schedule "A".

Item 5: Full Description of Material Change

For a full description of the material change, see the attached Schedule "A".

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Name:	Marc S. LeBlanc
Title:	Corporate Secretary
Telephone:	(604) 716-5582

Item 9: Date of Report

Dated at North Vancouver, British Columbia this 15th day of February, 2007.

MERCATOR MINERALS LTD.

Per:

"Marc S. LeBlanc"
Marc S. LeBlanc
Corporate Secretary


MERCATOR MINERALS LTD.

TRADING SYMBOL: TSX - ML

Mercator Completes US$117.6 million & C$25 million Financings

Funds to be Used for Accelerated Development of Mineral Park Copper-Moly Milling Operation

Vancouver, British Columbia, February 15, 2007 – Mercator Minerals Ltd. (the "Company") (ML-TSX) is pleased to announce that it has completed its previously announced financing of Units and Common Shares. The offering was oversubscribed, raising gross proceeds of US$117.6 million from the sale of Units and an additional C$25 million from the sale of Common Shares.

"With this financing complete, Mercator is fully funded to complete the first phase of the copper - molybdenum mill development at the Mineral Park Mine," said Michael L. Surratt, President and CEO of Mercator Minerals. "With funds in hand and the long lead-time equipment already ordered, I am confident that we will be able to bring the mill on line in the second quarter of 2008, dramatically expanding our copper production and giving us significant molybdenum production."

As reported January 8, 2007, Mercator has completed an independent pre-feasibility study for the two-stage expansion of its wholly owned Mineral Park copper mine to a 50,000 ton-per-day milling operation producing copper-silver and molybdenum concentrates in addition to its current SX-EW copper production. The 25-year life project is forecast to produce an average of 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 0.6 million ounces of silver per year for the first 10 years of operation from this low strip ratio deposit. Since the Mineral Park Mine previously operated as a milling operation and is currently in production as an SX-EW copper operation, there is considerable infrastructure and facilities already in place, significantly reducing the capital cost and lead time to production. In addition, as announced December 4, 2006 and December 11, 2006, Mercator has purchased and placed orders for the long lead time equipment, most particularly the SAG and ball mills, ensuring that a rapid development schedule can be implemented. As a result of these benefits, the mill development project capital costs are only US$128 million (including contingencies) and provide robust 51% rate of return and generates a US$426 million net present value based on the parameters announced on January 8, 2007.

Financing Details

The offering (the "Offering") of common shares ("Common Shares"), and units ("Units") consisting of Notes and Warrants was led by Jennings Capital Inc. and included Laurentian Bank Securities Inc., TD Securities Inc. and Acumen Capital Finance Partners Limited (collectively, the "Agents"). Including the over-allotment option, 120,000 Units were sold at a price of U$980 per Unit for gross proceeds of US$117,600,000. In addition, 8,337,500 Common Shares were sold at a price of C$3.00 per Common Share for gross proceeds for C$25,012,500.

Each Unit consists of one secured note (the "Notes") in the principal amount of U$1,000 and 50 common share purchase warrants (the "Warrants"). The Notes will mature on February 16, 2012


MERCATOR MINERALS LTD.

which is five years and one day after the closing. The Notes will pay interest semi-annually at a rate of 11.5% per annum. The Notes are subject to a call provision, at any time three years after the closing date, at a redemption price which is equal to USD$ 1,050 per Note, plus accrued and unpaid interest. The Units separate into Notes and Warrants immediately upon closing of the Offering.

The net proceeds of the Offering will be used together with the Company's existing cash resources to fund the expansion of the Mineral Park copper mine near Kingman, Arizona and for other general corporate purposes.

In consideration for the services rendered by the Agents under the Offering, the Agents received a cash commission of 6% of the gross proceeds of the Common Shares sold, Agents' warrants to purchase up to 6% of the Common Shares sold exercisable at C$3.00 for a period of 24 months from closing, and a cash commission of 4% of the principal amount of the Notes sold.

The Notes and the Warrants are listed on the Toronto Stock Exchange under the symbols ML.NT and ML.WT respectively. Together with the Company's currently outstanding Common Shares, the Common Shares issued on the Offering will also commence trading today on the Toronto Stock Exchange under the symbol ML.

The securities referenced by this news release have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and unless so registered may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Mercator Minerals Ltd. in any jurisdiction.

Jim Tompkins, P.Eng., the Company's Engineering Manager, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit. The Corporation has filed a pre-feasibility study for an expansion of copper production plus molybdenum and silver production.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.
Per: *"Michael L. Surratt"*
Michael L. Surratt,
President


MERCATOR MINERALS LTD.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Corporation's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Corporation. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Corporation's Annual Information Form. The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this report or release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact: Marc LeBlanc, Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.

EXHIBIT 2.8

MATERIAL CHANGE REPORT

DATED OCTOBER 22, 2007

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Mercator Minerals Ltd.
HC 37, Box 500
Kingman, Arizona 864401

Item 2: Date of Material Change

October 19, 2007

Item 3: News Release

Date:	October 19, 2007
Method(s) of Dissemination:	Canada News Wire, Canada Stockwatch and MarketNews

Item 4: Summary of Material Change

Mercator Minerals Ltd. announced that it intends to make an offer to acquire all of the outstanding shares of Tyler Resources Inc. ("Tyler") (TSX-V: TYS) in exchange for shares of Mercator equal to a total consideration of C$1.00 per Tyler share. Under the offer, Tyler shareholders would receive 0.113 of a Mercator share for each Tyler share based on Mercator's volume weighted average share price of C$8.84 on the TSX for the 20 trading days ended October 18, 2007. The share consideration represents a premium of approximately 35% over Tyler's closing share price on October 18, 2007 and over Tyler's volume weighted average share price on the TSX-V for the 20 trading days ended October 18, 2007.

A copy of the Press Release is attached as Schedule "A".

Item 5: Full Description of Material Change

For a full description of the material change, see the attached Schedule "A".

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Name:	Marc S. LeBlanc
Title:	VP Corporate Development & Corporate Secretary
Telephone:	(604) 981-9661

Item 9: Date of Report

Dated at North Vancouver, British Columbia this 22nd day of October, 2007.

MERCATOR MINERALS LTD.

Per:

"Marc S. LeBlanc"
Marc S. LeBlanc
VP Corporate Development & Corporate Secretary


MERCATOR MINERALS LTD.

MERCATOR MINERALS ANNOUNCES INTENTION TO OFFER TO ACQUIRE TYLER RESOURCES

TRADING SYMBOL: TSX – ML

Vancouver, B.C. – October 19, 2007 – Mercator Minerals Ltd. ("Mercator") (TSX: ML) today announced that it intends to make an offer to acquire all of the outstanding shares of Tyler Resources Inc. ("Tyler") (TSX-V: TYS) in exchange for shares of Mercator equal to a total consideration of C$1.00 per Tyler share. Under the offer, Tyler shareholders would receive 0.113 of a Mercator share for each Tyler share based on Mercator's volume weighted average share price of C$8.84 on the TSX for the 20 trading days ended October 18, 2007. The share consideration represents a premium of approximately 35% over Tyler's closing share price on October 18, 2007 and over Tyler's volume weighted average share price on the TSX-V for the 20 trading days ended October 18, 2007.

Commenting on the transaction, Mike Surratt, President and Chief Executive Officer of Mercator said "The strong merits of the proposed transaction compelled us to announce our intended offer to the shareholders of Tyler. The combination of Mercator and Tyler makes sense from a strategic and geographic perspective and we believe that the proposed combination is a creative way to unlock value for all shareholders involved. Despite considerable development, mining, and mineral processing risk, we believe Tyler's Bahuerachi project is an excellent complement to Mercator and one that we believe our mining and mineral processing teams can see through to production. We plan to accelerate Bahuerachi to feasibility and bring it on stream very early in the next decade. Our offer would give Tyler shareholders an immediate lift, and the opportunity to participate in the upside with an aggressive, growing mid-tier base metal producer."

The combined company would offer a solid foundation of Mercator's operating SX/EW copper mine with expanding near term copper and molybdenum production and Tyler's pipeline of development and exploration projects.

Highlights and Strategic Benefits

Well structured and financed

- The combined company would have approximately 89 million basic shares issued and approximately 100 million fully diluted shares outstanding, assuming Mercator acquires all of the outstanding shares of Tyler under the offer and assuming the conversion or exercise only of the currently outstanding options, warrants or other convertible securities of Tyler that have a conversion or exercise price lower than C$1.00 per share


MERCATOR MINERALS LTD.

- Mercator has a cash balance of approximately US$130.0 million as at June 30, 2007 and Tyler had a cash balance of approximately C$9.8 million as at April 30, 2007
- Current Mercator cash flow from operations of approximately US$2.2 million per month
- Mercator expects to finance most of the Bahuerachi project from free cash flow produced from the Mineral Park mine

Production growth through to 2009

- 2007 SX/EW copper production estimated to be approximately 12 million pounds from Mercator's Mineral Park mine
- Copper – molybdenum expansion project underway at Mercator's Mineral Park mine
- Full capacity at Mineral Park expected to be reached in 2009; estimated average annual production over the first 10 years from Mineral Park of approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver, based on Mercator's Technical Report dated December 29, 2006

Attractive resource base to underpin future growth

Mineral Park (as at December 2006)

Proven reserves of approximately 430.7 million tons grading 0.14% copper, 0.040% molybdenum and 0.08 oz per ton silver, and probable reserves of approximately 89.7 million tons grading 0.11% copper, 0.036% molybdenum and 0.07 oz/ton silver, using long term commodity prices of US$1.40 per pound copper, US$7.50 per pound molybdenum and US$7.50 per ounce silver, for a total of 520 million tons of proven and probable reserves, with contained metal of more than:

- 1.36 billion pounds of copper, from mill reserves and heap leach reserves
- 343 million pounds of molybdenum, from mill reserves
- 35 million ounces of silver, from mill reserves

Bahuerachi Preliminary Economic Assessment (PEA) completed in September 2007

In Tyler's press release dated September 27, 2007, Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver", with metal contained in concentrates of approximately (as described in the "Technical Report Summary, Bahuerachi Project, Preliminary Economic Assessment Report,


MERCATOR MINERALS LTD.

Chihuahua State, Mexico" prepared by Independent Mining Consultants, Inc. dated September 2007 disclosed on Tyler's website) (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the press release or the technical report summary):

- 2.11 billion pounds of copper
- 163,000 ounces of gold
- 31.9 million ounces of silver
- 26.8 million pounds of molybdenum
- 3.58 billion pounds of zinc

Bahuerachi, prior to the PEA

In Tyler's press release dated May 23, 2007, Tyler reported 524 million tonnes of measured and indicated resources grading 0.4% copper, 0.55% zinc, 0.008% molybdenum, 4.03 g/t Ag and 0.03 g/t Au, with a 0.2% copper cutoff grade, with contained metal of approximately:

- 4.56 billion pounds of copper
- 6.30 billion pounds of zinc
- 96.2 million pounds of molybdenum
- 68.0 million ounces of silver
- 551,000 ounces of gold

Experienced management to build the projects, continue exploration at Bahuerachi

- Mercator brings strong mine development, mine financing, and construction expertise, having successfully started and raised over C$145 million to expand Mineral Park
- Strong expected cash flows from Mercator and pro-forma financial strength to enable the build-out of Tyler's Bahuerachi project
- Tyler has identified substantial potential in the Bahuerachi area, providing the opportunity for more discoveries

Mercator Expansion of Moly-Copper Operations, Construction Underway

- 50,000 tpd two phase expansion at Mineral Park will add milling copper – moly ore to the SX/EW copper output
- Phase One expected to be complete in Q2, 2008 is expected to bring milling ore to 25,000 tpd
- Phase Two expected to be complete in Q1, 2009 is expected to bring milling ore to 50,000 tpd


MERCATOR MINERALS LTD.

- Estimated project after tax NPV at an 8% discount rate of US$428 million using conservative long term prices of US$1.53 per pound copper, US$10.16 per pound molybdenum and US$7.50 per ounce silver, based on Mercator's Technical Report dated December 29, 2006
- Expected mine life – 25 years
- Expansion expected to be fully financed by combining Mercator's current cash on hand of US$130 million with cash flow from operations

Bahuerachi PEA

- In Tyler's press release dated September 27, 2007, Tyler reported that "[a]t conservative Base-Case long term metal price assumptions of US $1.50/lb copper, $0.80/lb zinc, $15.00/lb molybdenum, $500.00/Oz gold and $10.00/Oz silver, the project has been estimated to be able to produce on a life-of-mine ("LOM") basis a yearly average of 183.76 million pounds of copper, 311.26 million pounds of zinc, 2.33 million pounds of molybdenum, 2.77 million ounces of silver and 14,180 ounces of gold for 12 years on the assumption of a 60,000 tonne per day milling operation. Total capital costs on a LOM basis have been estimated at US$619.25 million, with a Base-Case capital payback period occurring during production year 4. Using August 2007 three year backward average metal prices of US$2.43/Lb copper, $1.10/lb zinc, $30.85 molybdenum, $10.00/Oz silver and $544/Oz gold, capital payback period would occur during production year 2."

Additional Details of the Offer

Mercator expects to mail a formal offer and take over bid circular to the shareholders of Tyler in accordance with applicable securities laws. The formal offer and takeover bid circular will include full details regarding the Tyler offer, including a complete description of the conditions to the offer. The offer is expected to remain open for acceptance for 35 days following the mailing date.

To complete the transaction, Mercator would issue approximately 15 million new common shares to Tyler shareholders, assuming all of the outstanding shares of Tyler are tendered to the offer and assuming the conversion or exercise only of the currently outstanding options, warrants or other convertible securities of Tyler that have a conversion or exercise price lower than C$1.00 per share. On an issued basis, the pro rata shareholdings are anticipated to be approximately: 84% existing Mercator shareholders, 16% existing Tyler shareholders.

No Mercator shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator


MERCATOR MINERALS LTD.

shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler shareholders who would otherwise receive Mercator shares in exchange for their Tyler shares may, at the sole discretion of Mercator, have such Mercator shares issued on their behalf to a selling agent, which shall, as agent for such Tyler shareholders, sell such Mercator shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Tyler shareholders.

The offer will be subject to a number of conditions, including without limitation absence of adverse material changes, receipt of all necessary regulatory approvals and a minimum of 66 2/3% of Tyler shares being tendered.

Investor and Analyst Conference Call

The investment community is invited to participate in Mercator's conference call as follows:

Friday, October 19, 2007 at 11 a.m. (PDT)
Toll Free (North America): (866) 249-1964
Local/International: (604) 677-8677

The presentation that corresponds with the conference call is available via the Internet by visiting www.mercatorminerals.com.

The conference call and all questions and answers will be recorded and made available until October 26, 2007. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and enter pass code 21250979#.

The conference call will be web cast live as well as for on-demand listening at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2055240 the Company's website. Listeners may access the call through the "conference calls" link in the investor relations section of the site.

About Mercator Minerals Ltd.

Mercator is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit and growing through mergers and acquisitions. The Company has filed a technical report supporting the expansion of increased copper


MERCATOR MINERALS LTD.

production plus molybdenum and silver production. Jim Tompkins, P.Eng., Mercator's independent mining engineer, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

About Tyler Resources Inc.

Tyler is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler's primary project is the Bahuerachi property in Northwestern Mexico, in the state of Chihuahua. As part of its ongoing drill program, Tyler has now drilled in excess of 51,000 meters of combined diamond and reverse circulation drilling since 2004.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*
Michael L. Surratt,
President

For further information, contact:

MERCATOR MINERALS LTD.

Marc LeBlanc, VP Corporate Development & Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time


MERCATOR MINERALS LTD.

the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Information Concerning Tyler

Except as otherwise indicated, information concerning Tyler contained in this news release has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Tyler has not reviewed this news release and has not confirmed the accuracy and completeness of the information in respect of Tyler contained herein. Although Mercator has no knowledge that would indicate that any statements contained herein concerning Tyler taken from or based upon such documents and records are untrue or incomplete, neither Mercator nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tyler's financial statements, or for any failure by Tyler to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Tyler.

In Tyler's September 27, 2007 press release, Tyler advised that "[a] copy of the [Independent Mining Consultants] PEA executive summary will be available on the Tyler website shortly outlining the details of the pricing and cost assumptions inputs, calculations, metal recovery assumptions and mining phases used in this first economic evaluation of the Bahuerachi Deposit's potential. A full report of the PEA study as per the requirements of National Instrument 43-101 is expected to be filed on SEDAR within 45 days." Tyler further advised that "[t]he PEA study was based on the latest resource calculation as released by Tyler in May 2007. The minimum required for the reclassification of mineral resources to the reserve category being the completion of a pre-feasibility level study, the reader is cautioned that under National Instrument 43-101, the mineral resources that are not mineral reserves are not considered to have demonstrated economic viability. The purpose of the PEA is to perform an economic analysis of the


MERCATOR MINERALS LTD.

potential viability of a mineral resource taken at an early stage of the project, prior to the completion of a preliminary feasibility study."

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Tyler by Mercator, the potential benefits thereof and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. This news release also contains forward looking statements of Tyler, which are derived from publicly available documents. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Mercator's or Tyler's expectation are in the documents filed by Mercator and Tyler, respectively, from time to time with the Toronto Stock Exchange, the TSX Venture Exchange and provincial securities regulators, most of which are available at www.sedar.com. Mercator disclaims any intention or obligation to revise or update such statements.

The following factors, among others, related to the proposed acquisition of Tyler, the potential benefits thereof and future plans, projections and objectives could cause actual results of developments to differ materially from the results or developments expressed or implied by forward looking statements: the Mercator shares issued in connection with the offer may have a market value lower than expected; the businesses of Mercator and Tyler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the expected combination benefits from the acquisition of Tyler may not be fully realized by Mercator or may not be realized within the expected time frame; Mercator cannot determine the number of Tyler shareholders who may accept the Tyler offer; Mercator may not acquire one-hundred percent of the shares of Tyler; and the possible delay in the completion of the steps required to be taken for the acquisition of Tyler and the ultimate combination of Mercator and Tyler.

Notice to U.S. Shareholders of Tyler

The offer, if and when made, will be made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or

END